4/12

04024213

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lloyds TSB Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 13 2004
THOMSON FINANCIAL

FILE NO. 82- 4235 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

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OICF/BY: dlw

DAT : 4/12/04



04 APR 12 AM 7:21

Annual Report and Accounts 2003

82-4235

AR/S

AR/S
12-31-03

Lloyds TSB Group






Forward looking statements

This annual report includes certain forward looking statements with respect to the business, strategy and plans of Lloyds TSB Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group's or management's beliefs and expectations, are forward looking statements. Words such as 'believes', 'anticipates', 'estimates', 'expects', 'intends', 'aims', 'potential', 'will', 'could', 'considered', 'likely', 'estimate' and variations of these words and similar expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future.

Examples of such forward looking statements include, but are not limited to, projections or expectations of profit attributable to shareholders, provisions, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Lloyds TSB Group or its management; statements about the future trends in interest rates, stock market levels and demographic trends and any impact on Lloyds TSB Group; statements concerning any future UK or other economic environment or performance including in particular any such statements included in this annual report; statements about strategic goals, competition, regulation, dispositions and consolidation or technological developments in the financial services industry and statements of assumptions underlying such statements.

Factors that could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by Lloyds TSB Group or on Lloyds TSB Group's behalf include, but are not limited to, general economic conditions in the UK and internationally; inflation, interest rate, exchange rate, market and monetary fluctuations; changing demographic developments, adverse weather and similar contingencies outside the Lloyds TSB Group's control; inadequate or failed internal or external processes, people and systems; terrorist acts and other acts of war or hostility and responses to those acts; changes in laws, regulations or taxation; changes in competition and pricing environments; the ability to secure new customers and develop more business from existing customers; the ability to achieve value-creating mergers and/or acquisitions at the appropriate time and prices and the success of the Lloyds TSB Group in managing the risks of the foregoing.

Lloyds TSB Group plc may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the Securities and Exchange Commission ('SEC'), Lloyds TSB Group plc's annual review, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds TSB Group plc to third parties, including financial analysts. The forward looking statements contained in this annual report are made as of the date hereof, and Lloyds TSB Group undertakes no obligation to update any of its forward looking statements.











Contents








Can my business succeed?

We serve our business customers in the UK with dedicated relationship managers in over 500 locations

2003 highlights

Results

Profit before tax
increased by £1,730 million, or 66 per cent, to £4,348 million.

Profit attributable to shareholders
increased by £1,464 million, or 82 per cent, to £3,254 million.

Earnings per share
increased by 82 per cent to 58.3p.

Post-tax return on average shareholders' equity
38.5 per cent.

Total capital ratio
11.3 per cent, tier 1 capital ratio 9.5 per cent.

Final dividend
of 23.5p per share, making a total of 34.2p for the year (2002: 34.2p).

Customer lending and deposits
excluding the impact of disposals, customer lending grew by 10 per cent to £135 billion and customer deposits increased by 6 per cent to £116 billion.

Market share
the Group has improved its market share in many key product areas, including credit cards, bank savings, and life, pensions and long-term savings.

Excluding changes in economic assumptions, investment variance and profit on sale of businesses:

Profit before tax
decreased by £126 million, or 4 per cent, to £3,380 million.

Earnings per share
decreased by 6 per cent to 41.5p.

Economic profit
increased by 4 per cent to £1,553 million.

Post-tax return on average shareholders' equity
27.4 per cent.

Dividends per share (pence)


26.6
30.6
33.7
34.2
34.2
1999
2000
2001
2002
2003



We offer RouteMap, a unique business development programme, to our business customers



Pre-tax profits in Lloyds TSB Asset Finance increased by 145 per cent to £162 million in 2003



Record levels of new acquisition finance deals and commitments were achieved in 2003



Lloyds TSB Registrars' share of the registration market for FTSE 100 companies in 2003 was 59 per cent

Profit before tax

By main businesses

	2003 £ million	2002* £ million
UK Retail Banking and Mortgages	**1,021**	1,008
Insurance and Investments	**1,094**	1,230
Wholesale and International Banking	**1,330**	1,264
Central group items	**(65)**	4
Profit before tax, excluding changes in economic assumptions, investment variance and profit on sale of businesses	**3,380**	3,506
Changes in economic assumptions†	**(22)**	55
Investment variance†	**125**	(943)
Profit on sale of businesses†	**865**	–
Profit before tax	**4,348**	2,618
Earnings per share	**58.3p**	32.1p

* Restated to reflect a change in accounting policy following the issue of new accounting guidance in Urgent Issues Task Force Abstracts 37 'Purchases and sales of own shares' and 38 'Accounting for ESOP trusts', the reclassification of Business Banking earnings from UK Retail Banking and Mortgages to Wholesale and International Banking, and changes in internal transfer pricing arrangements. The Lloyds TSB Group has also changed its accounting policy relating to the deferral of certain expenses incurred in connection with the acquisition of new asset finance and unit trust business. These costs are now charged to the profit and loss account as incurred, rather than over the expected life of the related transactions.

† Changes in economic assumptions and investment variance relate to Insurance and Investments, profit on sale of businesses relates to Wholesale and International Banking.

Presentation of information

This report comprises the Report and Accounts of Lloyds TSB Group plc for the year ended 31 December 2003 and includes certain financial and other information that the company is required to provide to the Securities and Exchange Commission ('SEC') in the United States on Form 20-F. In this report, references to 'Lloyds TSB Group' are to Lloyds TSB Group plc and its subsidiary and associated undertakings; references to 'company' are to Lloyds TSB Group plc; and references to 'Lloyds TSB Bank' are to Lloyds TSB Bank plc.

Lloyds TSB Group publishes its financial statements in pounds sterling ('sterling' or '£'). The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling respectively and references to 'pence' and 'p' are to one-hundredth of one pound sterling. References to 'US dollars', 'US$' or '$' are to United States ('US') dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of US dollars respectively and references to 'cent' are to one-hundredth of one US dollar. References to 'euro' or '€' are to the European single currency and the abbreviations '€m' and '€bn' represent millions and thousands of millions of euros respectively.

In order to provide a clearer representation of the underlying performance, the results of the Lloyds TSB Group's life and pensions and general insurance businesses include investment earnings calculated using longer-term rates of return and, in the life and pensions business, annual management charges based on unsmoothed fund values. Management separately analyse the difference between these normalised earnings and the actual return ('the investment variance') together with the impact of changes in the economic assumptions used in the embedded value calculation.

In this report the terms 'UK GAAP' and 'US GAAP' refer to generally accepted accounting principles ('GAAP') in the UK and the US respectively.


What about household insurance?
We are a market leader in the distribution of household insurance in the UK

Chairman's statement



Maarten van den Bergh

2003 has been a year of considerable change for the Lloyds TSB Group. We have refocused our strategic direction, to concentrate on our core businesses, and put in place many of the building blocks for profitable franchise growth in 2004 and beyond. One of the significant challenges that we face is that growth in the financial services industry is expected to slow over the next couple of years. This means that for us to grow profitably we will need to win a greater share of new and existing customers' business. To do this we are placing much greater emphasis on developing our relationship management skills in each of the Lloyds TSB Group's businesses, so we better understand and meet our customers' needs and create more value for them than our competitors can. At the same time, we continue to improve our products and services and build on the progress we have made in 2003.

Economic outlook

We expect economic growth in the UK to strengthen in 2004, helped by a recovery in the global economy. The UK's manufacturing sector has had a difficult last few years but is now emerging from recession and that should continue this year, boosting the overall UK economy. This, we believe, will create a better balance to UK economic growth, which has been led by consumer spending for some years. The recent buoyant growth in mortgage and consumer credit markets may ease back to more normal levels in 2004 as the combined effect of higher interest rates and slower growth in personal disposable incomes lowers demand. The expected overall strengthening in UK economic growth is likely to lead to higher interest rates but, whilst inflation remains low, only a modest increase is expected. Over the next few years the financial services industry will face significant challenges as a result of the continuing burden of European and UK regulation. Some of this is potentially very damaging to the competitiveness of the UK financial services sector.

Results

The Lloyds TSB Group has delivered a satisfactory performance in 2003. This has been achieved as a result of growth in our income, through building stronger relationships with our customers whilst at



Scottish Widows' share of the UK life and pensions market grew to 5.7 per cent in 2003



The Group has over 9 million personal lines general insurance policies in force



Scottish Widows is one of the most strongly capitalised life companies in the UK



In the 2003 IFA Service Awards, Scottish Widows achieved 5-star ratings in all categories

the same time maintaining strict cost control. A number of actions have also been taken to reduce risk and earnings volatility. We also made good progress in 2003 in enhancing overall customer service, supported by the introduction of new products and improved processes.

Capital and dividend

Lloyds TSB Group's capital ratios improved significantly during 2003, partly as a result of gains on business disposals, and the Group continues to generate strong cash flows from its banking operations. Lloyds TSB Bank remains one of the most profitable major banks in the world and is one of only two large commercially owned banks in the world, and the only UK bank, to have a 'triple A' rating from Moody's.

The Lloyds TSB Group's capital management policy is focused on optimising value for shareholders. There is a clear focus on delivering organic growth and expected capital retentions are sufficient to support planned levels of growth. However, we also wish to maintain the flexibility to make value enhancing 'in market' acquisitions such as the recent acquisition of the Goldfish credit card and personal loan businesses, asset finance businesses and Chartered Trust. At this stage, therefore, the board has decided not to implement a share buyback programme but will, of course, continue to keep all options for the utilisation of capital under review.

The board has decided to maintain the final dividend at 23.5p per share to make a total for the year of 34.2p (2002: 34.2p). The board continues to recognise the importance attached by shareholders to the Group's dividend which in 2003 represented a dividend yield of 7.6 per cent, calculated using the 31 December 2003 share price of 448p.

Our people

Our people are the key to our success. To support our objective to become a consistently high performance organisation, every one of our staff needs to know what they can do to be more successful. Our staff have played a very important role in the implementation of many positive changes during 2003, and I thank them for their continuing support. During 2003 we have made great strides in embedding, via a balanced scorecard approach to performance management, greater clarity and accountability for performance in each business and, in doing so, have devolved greater decision making and responsibility from the Group centre to our managers nearer to the customer.

The quality of our delivery is also vital. Excellent execution is one of the key attributes that distinguishes successful companies over time and high quality delivery will ensure we improve our relationships with our customers. By ensuring that we put our customers at the heart of everything that we do, we can create better and deeper long-term relationships and ensure that our future growth is profitable and sustainable, thereby maximising value for our shareholders.

Board changes

In May 2003, we welcomed Wolfgang Berndt and Angela Knight to the board as non-executive directors. We are also pleased that Helen Weir will join us on 26 April 2004 as group finance director. Two executive directors, Mike Ross and Philip Hampton, left the board in September 2003 and January 2004 respectively. Lord Selborne, a non-executive director, will be leaving the board at the annual general meeting. We thank them all for their contribution to the Group.

Realising our potential

Our key objective is to build strong customer franchises, and the guiding financial principle will be measuring and managing on economic profit growth. The result, we believe, will be top quartile shareholder return. In 2003, we have changed the strategic direction of the Lloyds TSB Group to improve our focus on our core customer franchises and to build sustainable competitive positions. The Group has also significantly strengthened its management team with a number of senior executive appointments to support the implementation of the new strategy. As a result, I believe Lloyds TSB Group has a real opportunity to reap the rewards of the very substantial efforts made by everyone in 2003, and thereby to realise the Lloyds TSB Group's full potential.

Maarten van den Bergh
Chairman
5 March 2004


Do your banking products meet my needs?
Lloyds TSB continues to improve its products and services. Over 800,000 new customers joined the bank in 2003

Group chief executive's review



Eric Daniels

Lloyds TSB Group's headline results in 2003 showed a 66 per cent rise in profit before tax to £4,348 million, compared to £2,618 million in 2002. This increase does not appropriately reflect our performance, as it was, in large part, the result of the strategic repositioning of our business portfolio and the greater stability in global financial markets. Excluding the profit on the sale of businesses, investment variance and changes in economic assumptions, the Lloyds TSB Group's profit before tax was down 4 per cent, or £126 million, to £3,380 million. On the same basis, profit before tax increased by 3 per cent in the second half of 2003, compared to the first half of the year, supported by improvements in each of the main business units.

When viewing our trading performance for the year, a number of other factors need to be taken into account to allow for a better understanding and comparison with 2002. In particular, the reduction of £131 million in the Lloyds TSB Group's pension scheme related income, and the introduction of the Competition Commission's remedies for small and medium-sized enterprises which reduced profit before tax by £174 million in 2003.

Whilst it is important to recognise that these are ongoing parts of the business, the year-on-year comparison excluding these factors shows earnings growth, with a modest income uplift and continued tight control over expenses. Growth in income was supported by good quality growth in customer lending and deposits which, excluding the impact of disposals, grew by 10 per cent and 6 per cent respectively. The rate of decline in the net interest margin has slowed, despite intense competition within the UK financial services market, as we improved the mix of assets. The Group net interest margin in 2003 was 3.04 per cent, compared with 3.20 per cent in 2002, and we continue to budget for further gradual product margin erosion.

Our cost performance reflected good progress in a number of efficiency related initiatives, together with a reduction of some 1,200 in total staffing, after allowing for the acquisition and disposal of businesses. Provisions for bad and doubtful debts reduced by 8 per cent, as a result of lower



Net new mortgage lending in 2003 was a record £8.3 billion



Credit card balances grew by 36 per cent to £6.7 billion



In Retail Banking, current and savings account deposits increased by 10 per cent



Over 4 million customers have chosen accounts from our added value current account range

charges in the corporate and international businesses. Asset quality across the Lloyds TSB Group remains strong and total non-performing lending reduced by 14 per cent during the year, partly as a result of business disposals. Our return on equity, excluding disposal gains, investment variance and changes in economic assumptions, was 27.4 per cent.

Management priorities

In 2003, the management team set a series of priorities to guide the Lloyds TSB Group and provide a framework to build the franchise. The three key themes are:

- to actively manage the portfolio of businesses and to reduce risk and earnings volatility,
- to maintain and build profitability, and,
- to position the Group to deliver profitable growth from within our retail and corporate customer franchises.

The key achievements against these priorities are summarised below.

Managing the business portfolio

During the year, we reviewed the strategic options for a number of our businesses. The criteria used in our evaluation process were the strategic fit with the Lloyds TSB Group and the prospects for long-term economic profit growth. As a result of the review, we sold The National Bank of New Zealand, substantially all of our businesses in Brazil and our French operations. We have also announced the sale of our Central American businesses, pending approval from the regulatory authorities. Our emerging markets debt portfolio, which totalled £1.1 billion at the end of 2002, was also sold. We have removed significant earnings volatility and are now more focused on our core franchises, and are confident the quality of our future earnings will improve.

In our life assurance business, we continue to keep close control over earnings risk and have put plans in place to deliver capital efficient growth.

In 2003, we implemented a new risk infrastructure across all our business units and maintained tight control over our risk positions and credit quality, which is in part reflected in our lower charge for bad and doubtful debts and reduced levels of non-performing lending.

We have also put in place new sales management processes and incentive plans designed to guide the organisation to build deep, long-term customer relationships, and to underpin our commitment to treating our customers fairly. We are determined to avoid future lapses in our sales processes which, in the first half of 2003, required us to raise a £300 million provision to provide redress to customers.

Maintaining and building profitability

Our key financial measures of performance are economic profit growth and return on economic equity. During 2003, the Lloyds TSB Group delivered an economic profit increase of 4 per cent and maintained a high post-tax return on equity, excluding disposal gains, investment variance and changes in economic assumptions at 27.4 per cent.

In 2003, we established an increased focus on economic capital management, supported by the introduction of a more rigorous, Basel 2 compliant, equity attribution model. This has changed the way we allocate capital, and has been reflected in the mix of our balance sheet growth during 2003. We have seen good growth in consumer lending and a reduction in our portfolio of finer margin loans and debt securities. The improvement in our mix of assets has supported an increase in the Group's net interest margin in the fourth quarter of the year.

In line with our plans to maximise the use of our capital resources, we have reviewed the performance of our life, pensions and investments product portfolio. The new business margin rose from 19.3 per cent to 21.6 per cent whilst growing market share from 5.2 per cent to 5.7 per cent. Scottish Widows remains one of the most strongly capitalised life assurance companies in the UK and is on track to pay a 2004 dividend to Lloyds TSB. During the year Scottish Widows' free asset ratio, a key measure of life assurance companies' financial strength, increased to an estimated 13.5 per cent, from 12.2 per cent in 2002.

Cost control continues to have high priority throughout the Lloyds TSB Group. The increasing use of straight through processing, and our introduction of a Sigma approach to quality, currently covering almost 30 per cent of our transactions, has started to improve our cost effectiveness and customer service levels. We intend to extend this programme over the next year. We have also embarked on a programme of outsourcing a number of our processing and back office operations.

Positioning the Lloyds TSB Group for growth

The Lloyds TSB Group's principal focus is on growth from within the franchise. Our objective is to build valuable long-term relationships with customers in both the retail and corporate markets. We will, however, continue to review opportunities for 'in-market' purchases, such as the successful acquisition of Goldfish. The Lloyds TSB Group's capital position has strengthened considerably during 2003, providing the capital flexibility to make value creating acquisitions to support this focus on organic growth.

The emphasis on developing the core franchise has resulted in a robust performance in UK Retail Banking and Mortgages in 2003, with profit before tax increasing by 21 per cent as revenues increased by 9 per cent whilst costs were held flat, excluding the customer redress provision of £200 million.



Is the website worth a visit? LloydsTSB.com is one of the most visited financial websites in Europe (2.4 million registered customers)

There has been strong balance growth in many key areas, particularly credit cards, up 18 per cent, and personal loans, up 9 per cent, excluding the Goldfish acquisition, retail banking current accounts, savings and investments, up 10 per cent, and mortgages, up 13 per cent. Over 1.8 million customers have benefited from the roll out of enhanced relationship management offers, Premier and Privilege, that have begun to have a positive impact on income generation and customer loyalty.

In our mortgage business, we increased our outstanding balances but our share of net new lending fell in the second half of 2003, given the uneconomic nature of some products. Product sales via the internet distribution channel continue to grow rapidly with an average of more than 70,000 product sales per month, up 80 per cent on 2002. This reflects the successful development of our multi-channel distribution strategy. Overall, sales from direct channels amounted to nearly 40 per cent of total retail banking sales in 2003, representing a significant increase over the prior year.

Scottish Widows has made good market share gains in the UK life and pensions market, particularly through the Independent Financial Advisor distribution channel, with new business contribution up by 13 per cent and the margin on new business increasing significantly, following the focus on the distribution of more profitable and capital efficient products.

Work is also underway to improve the overall performance through our branch channels. Profitability from existing business fell, largely as a result of changes in actuarial assumptions. Our general insurance business continued to perform well with good income growth in the home insurance market.

In Wholesale and International Banking, positive results are emerging from the improved co-ordination between our Corporate and Financial Markets businesses. There was an uplift in foreign exchange and interest rate management product sales to Corporate customers in the second half of 2003, and the pipeline for new business continues to expand.

Even after absorbing the £174 million reduction in income as a result of the Competition Commission's SME ruling and excluding the £865 million profit on sale of businesses, profit before tax in Wholesale and International Banking grew 5 per cent during 2003.

Looking forward

During 2003 we have made good progress both strategically and financially. We have brought a sharper focus on maintaining and building profitability and we are beginning to deliver growth in our substantial retail and corporate customer franchises. We remain confident of delivering further improved performance by the second half of 2004.

Finally, I would like to extend my thanks to our staff for their commitment and support and, in particular, their desire to serve our customers. The positive way in which they have embraced the change programme lends further confidence to my belief that we will grow our business in line with our expectations.

J Eric Daniels
Group Chief Executive
5 March 2004



A network of over 2,200 branches in the UK



One of the largest telephone banking operations in Europe



Our customers can access and manage their accounts online in real-time, 365 days a year



Internet product sales increased by 80 per cent during 2003

The community and our business

As one of the UK's leading financial services companies, Lloyds TSB believes that business success should go hand-in-hand with corporate citizenship. This commitment is demonstrated by our position as one of the UK's largest corporate givers; our award-winning policies in the fields of employee relations, training and development, diversity and financial inclusion; as well as our role in leading innovation in the management of change and environmental risk. However, our commitment also involves the day-to-day business of listening to and serving all our stakeholders, because good corporate citizenship is an essential part of building a successful business.

In support of the community we serve as a business, the four independent Lloyds TSB Foundations will receive £31 million in 2004 to distribute to grassroots charities throughout the UK, which focus on improving the lives of disabled and disadvantaged people. The Foundations receive 1 per cent of the Group's pre-tax profits adjusted for certain items, averaged over three years, instead of the dividend on their shareholding.

Thousands of our employees are committed to good causes. In 2003, £1.3 million was set aside by the trustees of the Lloyds TSB Foundations to match money raised and time given by our employees to charities that meet the Foundations' broad grant-giving criteria. And over £1 million was raised for Help the Hospices, our charity of the year. Ten winners of the Lloyds TSB Group's 2003 Community Awards scheme each received a £1,000 cheque for their nominated organisation.

More than £50 million was spent on training and development in 2003. The University for Lloyds TSB (UfLTSB) provided over 71,000 face-to-face training days, in excess of 26,000 places on residential training courses, and a Group-wide network of more than 2,000 multimedia training PCs giving local access to a range of learning materials supplementing internet and intranet sites. 2.4 million hits were received on the UfLTSB intranet site in 2003 compared with 1.8 million in 2002.

Training and development are integral to improving the performance of our people. And we seek to recognise that performance with a competitive range of salaries and an innovative benefits package. *Flavours* is our response to changes in the rules governing taxable benefits for employees and comprises cash allowances, life and medical insurance, redemption vouchers, flexible benefits, an opportunity to share in the Lloyds TSB Group's profit through share schemes and an ability to obtain free company shares. Over 84,000 products have now been selected by our employees and *Flavours* received Employee Benefits magazine's most successful new benefits launch award in 2003.

By encouraging diversity in our workforce, we are better able to serve the community in which our business is rooted. With more women, ethnic minority and disabled employees, and their increasing representation at management level, we can ensure that we leverage the best available talent for our business.

All the evidence shows that these policies and practices, more fully described in our corporate social responsibility report, *The Community & our Business*, are fundamental to creating employee motivation and performance, customer satisfaction and loyalty, community endorsement and appreciation, and supplier commitment. And all, of course, lead directly to long-term value creation for shareholders.

Cumulative distribution to the Lloyds TSB Foundations (£m)



13
35
61
92
127
163
197
228
1996
1997
1998
1999
2000
2001
2002
2003

Description of business

Introduction and development

Lloyds TSB Group is a leading UK-based financial services group, which was created in 1995 following the merger of the TSB Group and the Lloyds Bank Group, the history of which can be traced back to the 18th century when the banking partnership of Taylor and Lloyds was established in the UK. Its businesses provide a wide range of banking and financial services in the UK and overseas, principally through branches of Lloyds TSB Bank and its wholly owned subsidiaries, Cheltenham & Gloucester and Lloyds TSB Scotland. In 2000, Lloyds TSB Group acquired Scottish Widows; this transaction positioned Lloyds TSB Group as one of the leading suppliers of long-term savings and protection products in the UK.

During 2003, the Lloyds TSB Group disposed of a number of its overseas operations, as part of the process of managing its portfolio of businesses to focus on its core markets. The sale of the Lloyds TSB Group's French fund management and private banking businesses completed on 30 June 2003; the sale of The National Bank of New Zealand completed on 1 December 2003; and the sale of substantially all of the Lloyds TSB Group's Brazilian businesses completed on 15 December 2003. In addition, on 1 December 2003 the Lloyds TSB Group announced the disposal of its businesses in Guatemala, Honduras and Panama; these transactions are still subject to regulatory approval but are expected to complete during 2004. These disposals have resulted in a significant reduction in the size of the Lloyds TSB Group's international business.

At 31 December 2003 total Lloyds TSB Group assets were £252 billion and Lloyds TSB Group had over 71,500 employees. Lloyds TSB Group plc's market capitalisation at that date was some £25.1 billion. The profit on ordinary activities before tax for the 12 months to 31 December 2003 was £4,348 million and the risk asset ratios as at that date were 11.3 per cent for total capital and 9.5 per cent for tier 1 capital.

Strategy of Lloyds TSB Group

The governing objective of Lloyds TSB Group is to maximise shareholder value over time. In an environment of increasing competition and empowered customers, Lloyds TSB Group believes that this shareholder value objective can best be achieved by:

- focusing on markets where we can build and sustain competitive advantage,
- developing business strategies for those markets which are founded on being profitably different in the way we create customer value, and
- building a high-performance organisation focused on the right goals and the best possible execution of those strategies.

Markets

Lloyds TSB Group continues to focus on building competitive advantage in its core markets by seeking opportunities to consolidate its position in businesses where it is already strong through a combination of organic growth and acquisitions and by divesting businesses in markets where it is not a leader and cannot aspire reasonably to leadership. The acquisition of Scottish Widows in March 2000 has greatly enhanced Lloyds TSB Group's market position in the life assurance and investment markets. Whilst these markets have been hit by weak share prices in the recent past, in the longer term they are expected to exhibit strong demand growth driven by demographics and regulation. Within Asset Finance, Lloyds TSB Group has acquired Chartered Trust, First National Vehicle Holdings, Abbey National Vehicle Finance and the Dutton-Forshaw Group to enhance its leading positions in the UK point of sale motor finance and contract hire markets. Lloyds TSB Group has recently divested its businesses in New Zealand, Brazil and France which were markets in which Lloyds TSB Group did not expect to be able to build and sustain competitive advantage.

Customer value

In an increasingly competitive financial services market, and with customers able to exercise choice amongst alternative providers, shareholder value creation is closely linked to customer value creation. Shareholder value can only be created by attracting and retaining customers and winning a greater share of their financial services business. This requires a focus on strategies which create the most value for customers, and convert more of that value into business value. Across its main businesses, Lloyds TSB Group has strong core banking franchises, but smaller market shares in associated product areas. The Lloyds TSB Group's strategy is focused on being differentiated in the creation of customer value to win a bigger share of our customers' total financial services spend.

Lloyds TSB Group continues to develop new strategies to leverage the strength of its brands and its multi-channel distribution capability, its enhanced understanding of what its customers want and its cost advantage to deliver greater value to customers.

High performance organisation

Even the best strategies will fail to deliver shareholder value if poorly executed. Lloyds TSB Group has restructured its businesses and reinvigorated its governance and performance management processes to link plans and budgets much more closely to the highest value strategy for each business, to ensure maximum clarity and accountability for execution within all levels of its management team, and to link reward much more closely to performance.

Lloyds TSB Group measures value internally by economic profit growth, an important measure of performance which signals where value is being created or destroyed. It has developed a framework to be able to measure economic capital requirements across all its businesses, taking into account market, credit, business and operational risk. Economic profit is measured by applying a charge for this economic equity to post-tax earnings. Using economic profit as the key performance measure enables the Group to understand which products, channels and customer segments are destroying value and which are creating the most value and to make better strategic choices as a result.

Lloyds TSB Group remains alert for opportunities to grow through acquisitions that complement its organic strategies and help provide new opportunities for profitable growth, both in the UK and overseas. Lloyds TSB Group's strategy is to focus initially on improving performance in its core markets and by doing so build an advantaged platform for subsequent expansion into new markets.

Businesses and activities

Lloyds TSB Group's activities are organised into three businesses: UK Retail Banking and Mortgages, Insurance and Investments, and Wholesale and International Banking. The main activities of Lloyds TSB Group's three businesses are described below.

UK Retail Banking and Mortgages

Services provided by UK Retail Banking and Mortgages encompass the provision of banking and other financial services, private banking, stockbroking and mortgages to personal customers. During 2003 services were provided to some 15 million customers through a wide range of products and channels and with over 2,200 branches of Lloyds TSB Bank, Lloyds TSB Scotland and Cheltenham & Gloucester at the end of 2003, Lloyds TSB Group provides wide-reaching geographic branch coverage in England, Scotland and Wales. The profit before tax of UK Retail Banking and Mortgages in 2003 was

£1,021 million. In September 2003, Lloyds TSB Group acquired the credit card and personal loan portfolios of Goldfish Bank, which amounted to some £1.0 billion.

Internet banking. Internet banking provides online banking facilities for personal customers and enables them to conduct their financial affairs without the need to use the branch network. Some 2.4 million customers have registered to use Lloyds TSB Group's internet banking services.

Telephone banking. Telephone banking continues to grow and Lloyds TSB Group provides one of the largest telephony services in Europe, in terms of customer numbers. At the end of 2003, some 4.1 million customers had registered to use the services of PhoneBank and the automated voice response service PhoneBank Express. Lloyds TSB Group's telephone banking contact centres handled some 59 million calls during 2003.

Cash machines. Lloyds TSB Group has one of the largest cash machine networks of any leading banking group in the UK and, at 31 December 2003, personal customers of Lloyds TSB Bank were able to withdraw cash and check balances through some 4,200 ATMs at branches and external locations around the country. In addition, they have access to some further 43,000 cash machines via LINK in the UK and to cash machines worldwide through the VISA and MasterCard networks.

Current accounts. The retail branches of Lloyds TSB Bank and Lloyds TSB Scotland offer a wide range of current accounts, including interest-bearing current accounts and a range of added value accounts.

Savings accounts. Lloyds TSB Bank and Lloyds TSB Scotland offer a wide range of savings accounts and Cheltenham & Gloucester provides retail investments through their branch networks and a postal investment centre.

Personal loans. Lloyds TSB Bank and Lloyds TSB Scotland offer a range of personal loans through their branch networks and directly to the customer via the internet and telephone.

Card services. Lloyds TSB Group provides a range of card-based products and services, including credit and debit cards and card transaction processing services for retailers. Lloyds TSB Group is a member of both the VISA and MasterCard payment systems and had a 12.6 per cent share of outstanding card balances at 31 December 2003.

UK Wealth Management. Private Banking provides a range of tailor-made wealth management services and products to individuals from 39 offices throughout the UK. In addition to asset management, these include tax and estate planning, executor and trustee services, deposit taking and lending, insurance and personal equity plan and individual savings account (ISA) products. At 31 December 2003, client funds under management totalled some £11 billion.

Mortgages. Cheltenham & Gloucester is Lloyds TSB Group's specialist residential mortgage provider, offering a range of mortgage products to personal customers through its own branches and those of Lloyds TSB Bank in England and Wales, as well as through the telephone, internet and postal service, C&G TeleDirect. Lloyds TSB Group also provides mortgages through Lloyds TSB Scotland and Scottish Widows Bank. Lloyds TSB Group is the third largest residential mortgage lender in the UK on the basis of outstanding balances, with mortgages outstanding at 31 December 2003 of £70.8 billion, representing a market share of 9.2 per cent.

Insurance and Investments

Insurance and Investments offers life assurance, pensions and investment products, general insurance and fund management services. The operating profit, calculated as explained under 'Operating and financial review and prospects – Line of business information – Summary', of Insurance and Investments in 2003 was £1,094 million.

Life assurance, pensions and investments. Scottish Widows is Lloyds TSB Group's specialist provider of life assurance, pensions and investment products, which are distributed through Lloyds TSB Bank's branch network, through independent financial advisors and directly via the telephone and the internet. The Scottish Widows brand is the sole brand for new sales of Lloyds TSB Group's life, pensions, unit trust and other long-term savings products.

In common with other life assurance companies in the UK, the life and pensions business of each of the life assurance companies in the Lloyds TSB Group is written in a long-term business fund. The long-term business fund is divided into With-Profits and Non-Participating sub-funds.

With-profits life and pensions products are written from the With-Profits sub-fund. The benefits accruing from these policies are designed to provide a smoothed return to policyholders who hold their policies to maturity through a mix of annual and final (or terminal) bonuses added to guaranteed basic benefits. The guarantees generally only apply on death or maturity. The actual bonuses declared will reflect the experience of the With-Profits sub-fund.

Other life and pensions products are generally written from the Non-Participating sub-fund. Examples include unit-linked policies, annuities, term assurances and health insurance (under which a predetermined amount of benefit is payable in the event of an insured event such as death). The benefits provided by such linked policies are wholly or partly determined by reference to a specific portfolio of assets known as unit-linked funds.

General Insurance. Lloyds TSB General Insurance provides general insurance through the retail branches of Lloyds TSB Bank and Cheltenham & Gloucester, and through a direct telephone operation and the internet. Lloyds TSB General Insurance is a market leader in the distribution of household insurance in the UK.

Scottish Widows Investment Partnership. Scottish Widows Investment Partnership manages funds for Lloyds TSB Group's retail life, pensions and investment products. Clients also include corporate pension schemes, local authorities and other institutions in the UK and overseas. At 31 December 2003 funds under management amounted to some £77 billion.

Wholesale and International Banking

Wholesale and International Banking provides banking and related services for major UK and multinational companies, banks and financial institutions, and small and medium-sized UK businesses, including venture capital finance. It also provides asset finance and share registration services to personal and corporate customers, manages Lloyds TSB Group's activities in financial markets through its treasury function and provides banking and financial services overseas.

Wholesale

The profit before tax of Wholesale in 2003 was £890 million.

Financial Markets. Lloyds TSB Group is a leading participant in the sterling money market. It is also active in currency money markets, foreign exchange markets and in certain derivatives markets, primarily to meet the needs of customers. It also plays a central role in the funding, cash and liquidity management of Lloyds TSB Group.

Corporate. Lloyds TSB Group provides a relationship-based financial and advisory service to the corporate marketplace through dedicated offices in the UK and a number of locations overseas, including New York. Customers have access to our capital and expertise in a broad range of financial solutions, including correspondent banking and trade finance, foreign exchange and interest rate management instruments, short and long-term lending, structured asset finance including large value lease and other asset based finance, securitisation, acquisition finance, capital markets and share registration. Lloyds TSB Development Capital provides venture capital finance to developing companies.

Asset Finance. Lloyds TSB Group's asset finance businesses provide individuals and companies with finance through leasing, hire purchase and contract hire packages. Hire purchase, or instalment credit, is a form of consumer financing where a customer takes possession of goods on payment of an initial deposit but the legal title to the goods does not pass to the customer until the agreed number of instalments have been paid and the option to purchase has been exercised. Through its invoice discounting and factoring subsidiary Lloyds TSB Commercial Finance, Lloyds TSB Group provides working capital finance for customers by releasing to the customer up to 90 per cent of the value of their unpaid invoices, with the balance payable, after deduction of a service fee, once the invoices have been settled. Invoice discounting differs to factoring in that the customer retains control of the debt collection and the credit risk. Specialist personal lending, store credit, small/medium ticket leasing and the Dutton-Forshaw motor dealership complete this group of businesses.

Business Banking. Relationships with some 560,000 small businesses are managed by around 1,700 dedicated business managers based in over 500 locations throughout the UK supported by nearly 2,000 business customer advisers in branches. Lloyds TSB Group is one of the leading banks for new business start-ups with around one in five opening accounts with Lloyds TSB Bank. Customers have access to Lloyds TSB Group's unique business development programme RouteMap and a wide range of solutions to business problems such as Debtor Management service, providing legal support to help customers recover debts, and Prospect Finder, providing customers with a tailored list of potential customers for their business. The main activity of the Agricultural Mortgage Corporation is to provide long-term finance to the agricultural sector.

International Banking

Following the disposal of the Lloyds TSB Group's operations in New Zealand, Brazil and France during 2003, the extent of the activities of International Banking has been significantly reduced. The profit before tax of International Banking in 2003 was £1,305 million, including a profit on the disposal of businesses of £865 million. These businesses contributed £318 million to profit in 2003.

Europe. Lloyds TSB Group has private banking operations for wealthy individuals outside their country of residence. The business is conducted through branches of Lloyds TSB Bank located in Switzerland, Luxembourg, Monaco and Gibraltar. There are also private and corporate banking operations in Belgium, Netherlands and Spain.

Offshore banking. The Lloyds TSB Group's offshore banking operations comprise offices in the UK, the Channel Islands, the Isle of Man and overseas representative offices in the Middle East, Asia and the Americas. The business provides a wide range of retail banking, wealth management and expatriate services to local island residents, UK expatriates, foreign nationals and to other customers requiring offshore financial services.

The Americas. Following the disposal of substantially all of its Brazilian operations, the Lloyds TSB Group continues to have offices in Argentina, Colombia, Ecuador, Paraguay and Uruguay; the sales of branches in Guatemala, Honduras and Panama are expected to be completed in 2004 after receipt of the required regulatory approvals. In addition Lloyds TSB Group has private banking and investment operations in the US. In Argentina, where Lloyds TSB Bank has 36 branches, and Colombia, where Lloyds TSB Bank's subsidiary Lloyds TSB Bank S.A. has 17 branches, Lloyds TSB Group provides corporate banking services, including trade finance, working capital loans, import finance, term deposits and money transmission. It also provides retail banking services through a network of branches, including current and savings accounts, credit cards, personal loans and mortgages.

Middle East and Asia. There are banking operations in Hong Kong, Singapore, Tokyo, Malaysia and Dubai.

Management and resources

Lloyds TSB Group recognises that it will create value for its shareholders if it creates value for its customers. Its constant aim is to meet the rapidly changing needs and expectations of its customers. Lloyds TSB Group believes that success depends upon service, consistency and commitment. Nothing is more important to Lloyds TSB Group's business than maintaining the trust and confidence of its customers and Lloyds TSB Group aims, wherever possible, to maintain long-term relationships with its customers.

Lloyds TSB Group operates in a marketplace which is continually changing. No organisation can successfully manage change without the support and commitment of its staff. The pace and scope of change will not diminish as competition in the financial services market continues to increase. Lloyds TSB Group recognises that it is the staff of the organisation who have delivered, and will continue to deliver, its success and considers that one of its greatest competitive advantages is the ability of its people to adapt to rapid and far reaching change. The knowledge and skills of Lloyds TSB Group's employees are a key element in its success and therefore it invests significantly in training, ensuring that training is accessible by everyone in the organisation.

Lloyds TSB Group recognises that long-term success depends on the quality of its management. It is therefore committed to developing the potential of all managers; in particular ensuring that it has the succession management capability to meet future needs for top management. On 1 June 2003 Eric Daniels, formerly group executive director, UK Retail Banking, succeeded Peter Ellwood upon his retirement as group chief executive; Peter Ayliffe succeeded Eric Daniels as group executive director, UK Retail Banking. On 10 March 2003 Steve Targett joined the board and on 16 April 2003 he succeeded David Pritchard upon his retirement as group executive director, Wholesale and International Banking.

On 30 September 2003 Mike Ross, group executive director, Insurance and Investments, left the board and was replaced by Archie Kane, previously group executive director, IT and Operations. Chris Wiscarson, formerly managing director, International Banking, assumed the responsibilities of director of Group IT and Operations and joined the group executive committee but did not become a member of the board. On 12 January 2004 Philip Hampton, group finance director, left the board. Helen Weir, formerly group finance director of Kingfisher, has been appointed group finance director from 26 April 2004. In the meantime, the finance director's duties are being carried out by Mike Fairey, deputy group chief executive. On 1 February 2004, Frans Hijkoop joined the Lloyds TSB Group as director of Group Human Resources and became a member of the group executive committee but did not become a member of the board. On 1 March 2004, Carol Sergeant, formerly managing director, Regulatory Process and Risks Directorate for the UK Financial Services Authority, joined the Lloyds TSB Group as chief risk director and also became a member of the group executive committee but did not become a member of the board.

Employees

At 31 December 2003, Lloyds TSB Group employed 71,609 people (full-time equivalent), compared with 79,537 at 31 December 2002; the reduction in staff numbers during the year is largely as a result of the disposal of the Lloyds TSB Group's businesses in New Zealand, France and Brazil. At 31 December 2003, 68,017 employees were located in the UK, 2,327 in the Americas, 962 in continental Europe and 303 in the rest of the world.

At the same date, 44,478 people were employed in UK Retail Banking and Mortgages, 5,783 in Insurance and Investments, 19,414 in Wholesale and International Banking, and 1,934 in other functions. Lloyds TSB Group has gone through substantial changes in recent years; adjusting for the effect of acquisitions and disposals underlying staff numbers have reduced by 16,209 since 1995. However, during this time no material strikes or work stoppages have occurred.

Competitive environment

Lloyds TSB Group operates in a financial services world that is experiencing consolidation at national and, to a lesser extent, international levels. The last few years have seen the beginnings of pan-European consolidation and considerable consolidation within the US.

Globalisation and developments in technology continue to expand Lloyds TSB Group's range of competitors. The rising intensity of competition is expected to put Lloyds TSB Group's margins under further pressure with many products becoming increasingly commoditised. Wholesale markets are integrating more rapidly across the European Union than their retail counterparts, leading to a deeper, more liquid, and more competitive corporate securities market, and the gradual disintermediation of traditional bank lending.

Lloyds TSB Group expects competition within the industry to continue to be based on service and relationships as well as price, particularly for core banking services. Lloyds TSB Group has significant strengths, in its portfolio of strong brands, its existing customer franchises in both retail and corporate, commercial and business banking, its multi-channel distribution capability and its knowledge and understanding of its customers.

Lloyds TSB Group's key markets are in the UK, in both the retail and corporate, commercial and business banking sectors, where the markets for basic financial and banking services are relatively mature. Retail banking markets have shown strong rates of growth in recent years, notably in consumer borrowing and mortgages, but the resultant high rates of consumer indebtedness are expected to restrain future growth. The markets for life and pensions and general insurance products are expected to show strong rates of growth in a number of key areas, although stock market weakness has depressed demand for some equity-based products in the recent past, and a considerable amount of uncertainty exists about the impact of regulatory change.

Lloyds TSB Group's competitors include all the major financial services and fund management companies operating in the UK. De-mutualised building societies which have become banks and life assurers which have entered the banking market have become direct competitors in the provision of banking products.

In the mortgage market, competitors include the traditional banks and building societies and new entrants to the market, with the market becoming increasingly competitive as both new entrants and incumbents endeavour to gain market share. Lloyds TSB Group's competitors in the credit card market again include both the traditional banks and new entrants, including overseas companies. In the last few years a significant share of new business has been acquired by US and new UK competitors.

In the distribution of life, pensions and investments products Lloyds TSB Group has seen increased competition from new market entrants, such as traditional retailers, primarily in specialist areas. The fragmented nature of the life, pensions and investments market in the UK has resulted in some consolidation within the sector; government regulations on product charges and competitive pressures are likely to drive further consolidation as providers seek to achieve the benefits of economies of scale. Proposed changes to the regulation of life, pensions and investment products are expected to favour distributors, including banks, rather than product providers.

In the general insurance sector, the market has seen significant consolidation amongst underwriters but continued fragmentation in distribution and an increasing number of new market entrants including both overseas insurers and direct operators.

In commercial and corporate markets, margins are typically finer than in retail, but probably under less downward pressure. Nevertheless, traditional forms of bank finance face increasing competition from market-based products as companies increasingly access those markets directly.

In addition to the challenging competitive environment, the UK financial services industry is characterised by recent government intervention and regulation. Lloyds TSB Group is currently facing over 120 potential legislative issues which may have an impact on its business, over half of which emanate from Europe as part of the Financial Services Action Plan or in the shape of EU social legislation. Many of the reviews instigated by the UK government into the financial services sector have been against a backdrop of increased consumerism, driven by support for open competition and a fair deal for the consumer.

In 1998, the UK government commissioned an investigation into competition in the banking industry whose findings were published in March 2000. The investigation specifically examined the levels of innovation, competition and efficiency in various sub-markets within the industry. The investigation found that the small and medium-sized business market was not sufficiently competitive, with barriers to entry existing for new players. The provision of banking services to this sector was referred to the UK Competition Commission under the Fair Trading Act 1973 for a full competition inquiry.

On 14 March 2002, the Competition Commission's report into the competitiveness of banking for small and medium-sized enterprises (SMEs) was published by the government. The Competition Commission concluded that a number of specific practices had the effect of restricting or distorting price competition between the main banks. The government has accepted in full the recommendations made by the Competition Commission, which include a requirement that banks should offer any SME customer either a current account that pays interest of at least the Bank of England Base Rate minus 2.5 per cent, or a current account free of money transmission charges, or a choice between the two. The principal behavioural remedies intended to reduce barriers to entry and expansion are measures to ensure fast error-free switching of accounts between banks. In addition, measures have been proposed limiting the bundling of services and improving market information and transparency.

In the credit card market, the Office of Fair Trading (OFT) has recently reached a preliminary conclusion that an agreement between MasterCard's UK members on transaction charges infringes the Competition Act 1998. In the absence of justification of the existing agreement from MasterCard, a decision is expected in March or April that will require MasterCard to cease its infringement of the Competition Act.

The OFT has also recommended changes to the banking codes with regard to payments. In particular, it recommends that the banking system should no longer have an interest-free float while certain electronic payments are cleared: customers should receive relevant interest. And the OFT also recommends there should be greater clarity for customers about clearing times for payments and receipts of funds.

As announced by the government in November 2003, the OFT is also reviewing the impact of the Financial Services and Markets Act 2000 on competition in UK financial services.

Other recent reviews into the financial services sector include:

- The Sandler Review into the UK's long-term retail savings industry which was commissioned to identify structural flaws in the financial services industry which might prevent customers from saving. The report's core recommendation is the introduction of simple regulated products with capped charges, restrictions on investment profile and the ability to exit on reasonable terms.

- The Pickering Review of Pensions, published in July 2002, which focused on the simplification of the pensions framework. Core recommendations included a new Pensions Act to consolidate all existing pensions legislation; a new, more pro-active regulator; a more targeted approach to communicating with pension scheme members; and allowing employers to make membership of their occupational pension schemes a condition of employment.

Lloyds TSB Group has always supported the principle of competition and agrees with the importance of building consumer confidence in financial services. Lloyds TSB Group has concerns about the introduction of price controls, which would be a barrier to entry and believes that voluntary codes, rather than statutory regulation, are in the best interests of consumers and competition.

Lloyds TSB Group also operates in other countries where it is exposed to different competitive pressures. During 2003, Lloyds TSB Group sold its businesses in New Zealand and substantially all of its business in Brazil; the disposals of its operations in Guatemala, Honduras and Panama are pending regulatory approvals. As a result of these disposals Lloyds TSB Group has significantly reduced its exposure to businesses outside the UK.

Risk factors

Set out below are certain risk factors which could affect the Lloyds TSB Group's future results and cause them to be materially different from expected results. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

Lloyds TSB Group's businesses are subject to inherent risks concerning borrower credit quality as well as general UK and international economic conditions. Development of adverse conditions in the UK or in other major economies could cause profitability to decline.

Lloyds TSB Group's businesses are subject to inherent risks regarding borrower credit quality as well as general UK economic conditions. Each of these can change the level of demand for, and supply of, Lloyds TSB Group's products and services. Changes in the credit quality of Lloyds TSB Group's UK and/or international borrowers and counterparties could reduce the value of Lloyds TSB Group's assets, and increase provisions for bad and doubtful debts. In addition, changes in economic conditions may result in a deterioration in the value of security held against lending exposures and increase the risk of loss in the event of borrower default. Any significant increase in the UK unemployment rate would reduce profits from the insurance business. Furthermore, a general deterioration in the UK economy would also reduce Lloyds TSB Group's profit from both its UK banking and financial services businesses. A general deterioration in any other major world economy could also adversely impact Lloyds TSB Group's profitability.

Lloyds TSB Group's businesses are inherently subject to the risk of market fluctuations, which could reduce profitability.

Lloyds TSB Group's businesses are inherently subject to the risk of market fluctuations. The most significant market risks Lloyds TSB Group faces are interest rate risk and foreign exchange risk in its banking businesses and equity risk and matters arising from the treatment of with-profits options and guarantees in its insurance businesses. See 'Operating and financial review and prospects – Risk management – Market risk', 'Operating and financial review and prospects – Risk management – Insurance risk' and 'Operating and financial review and prospects – With-profits options and guarantees' for a discussion of these risks. The Lloyds TSB Group's pension schemes are also subject to market risks, principally equity risk and interest rate risk; adverse market movements would have an effect upon the financial condition of the pension schemes which would be reflected in the Lloyds TSB Group's financial statements.

Lloyds TSB Group's insurance businesses are subject to inherent risks relating to changing demographic developments, adverse weather and similar contingencies outside its control. Development of adverse conditions could reduce profitability.

Lloyds TSB Group's insurance businesses are subject to inherent risk relating to changing demographic developments, adverse weather and similar contingencies outside its control, both in the UK and overseas. Such contingencies can change the risk profile and profitability of such products and services.

Adverse experience in the operational risks inherent in Lloyds TSB Group's businesses could have a negative impact on its results of operations.

Operational risks are present in Lloyds TSB Group's businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, documentation, people and systems or from external events. Lloyds TSB Group's businesses are dependent on their ability to process accurately and efficiently a high volume of complex transactions across numerous and diverse products and services, in different currencies and subject to a number of different legal and regulatory regimes. Lloyds TSB Group's systems and processes are designed to ensure that the operational risks associated with its activities are appropriately controlled, but Lloyds TSB Group realises that any weakness in these systems could have a negative impact on its results of operations during the affected period. See 'Operating and financial review and prospects – Operations risk' and 'Operating and financial review and prospects – Legal and regulatory risk'.

Terrorist acts and other acts of war could have a negative impact on the business and results of operations of Lloyds TSB Group.

Terrorist acts, and other acts of war or hostility and responses to those acts, may create economic and political uncertainties, which could have a negative impact on UK and international economic conditions generally, and more specifically on the business and results of operations of Lloyds TSB Group in ways that cannot be predicted.

Lloyds TSB Group's businesses are subject to substantial regulation, regulatory and governmental oversight. Any significant adverse regulatory developments or changes in government policy could have a negative impact on Lloyds TSB Group's results of operations.

Lloyds TSB Group conducts its businesses subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in the UK and the other markets where it operates. Future changes in regulation, fiscal or other policies are unpredictable and beyond the control of Lloyds TSB Group. For additional information, see 'Operating and financial review and prospects – Supervision and regulation'.

Lloyds TSB Group runs the risk of misselling financial products, acting in breach of regulatory requirements and giving negligent advice, any of which could have a negative impact on its results or its relations with its customers.

Some of these issues involve the possibility of alleged misselling of pension and other life assurance policies, savings and other products. There is a risk that further provisions may be required as a result of these issues. See 'Operating and financial review and prospects – Customer remediation payments'.

Lloyds TSB Group's businesses are conducted in highly competitive environments. Creation of an appropriate return for shareholders depends upon management's ability to respond effectively to competitive pressures.

The market for UK financial services and the other markets within which Lloyds TSB Group operates are highly competitive, and management expects such competition to intensify in response to consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors, which could result in a reduction in profit margins. Lloyds TSB Group's ability to generate an appropriate return for its shareholders depends significantly upon the competitive environment and management's response to it. See 'Description of business – Competitive environment'.

Lloyds TSB Group is devoting considerable time and resources to securing new customers and developing more business from existing customers. If Lloyds TSB Group is unsuccessful, its organic growth prospects will decline.

Lloyds TSB Group seeks to achieve further organic growth by securing new customers and developing more business from existing customers. Lloyds TSB Group is currently expending significant resources and effort to bring about this growth, particularly with respect to its UK retail financial services business. If these expenditures and efforts do not meet with success, its operating results would grow more slowly or decline.

Lloyds TSB Group's businesses are conducted in a marketplace that is consolidating and significant cross-border mergers and acquisitions may happen in the coming years. Lloyds TSB Group's ability to generate an appropriate return for its shareholders over the long term may depend upon whether management is able or permitted by either regulatory bodies or its shareholders to achieve value-creating mergers and/or acquisitions at the appropriate times and prices.

In addition to its important strategy of organic growth, one of Lloyds TSB Group's aims is to remain alert for opportunities to participate in the further consolidation of the financial services industry, both in the UK and overseas. Management believes that under current conditions Lloyds TSB Group may find it difficult to make a significant acquisition in the UK in any business line where it already has a significant market share. Lloyds TSB Group's ability to generate an appropriate return for its shareholders over the long term may depend upon whether management is able to achieve value-creating mergers and/or acquisitions at the appropriate times and prices. Lloyds TSB Group cannot be sure that it will ultimately be able to make any such mergers or acquisitions.

Operating and financial review and prospects

Contents

The results discussed below are not necessarily indicative of Lloyds TSB Group's results in future periods. The following information contains certain forward looking statements. For a discussion of certain cautionary statements relating to forward looking statements, see 'Forward looking statements'.

The following discussion is based on and should be read in conjunction with the financial statements and the related notes thereto included elsewhere in this report. For a discussion of the accounting policies used in the preparation of the financial statements, see 'Accounting policies' in note 1 to the financial statements. The financial statements are prepared in accordance with UK GAAP, which varies in certain significant respects from US GAAP. A discussion of such differences and a reconciliation of certain UK GAAP amounts to US GAAP is included in note 50 to the financial statements.

Overview and trend information

Lloyds TSB Group has operations in both the UK and overseas, however, its earnings are heavily dependent upon its domestic activities. In 2003, 81 per cent of Lloyds TSB Group's operating profit was derived from its UK operations and, following the disposal in the second half of the year of its operations in New Zealand and substantially all of its business in Brazil, this proportion is likely to increase in 2004 and beyond. The state of the UK economy, therefore, has significant implications for the way in which the Lloyds TSB Group runs its business and its performance.

During 2003 the UK economy has showed signs of recovery; manufacturing output has been on a gentle upward trend resulting in an increase in business investment spending and the service sector has continued to grow steadily, however liabilities remain high relative to income. Low interest rates have reduced the burden of repayments resulting in a lower level of corporate failures, although problems have remained in specific sectors. Interest rates were increased towards the end of 2003 and the improving economic conditions may result in further increases in 2004, although this is expected to be gradual and therefore should not have a significant effect upon the number of companies failing. Consumer spending has continued to be the principal driver of the economy although spending trends have slowed as a result of weaker growth in disposable incomes and a levelling-off of improvements in the unemployment rate. Unsecured lending has remained at high levels and despite a slowdown in the housing market, mortgage lending has accelerated further as a result of an increase in equity withdrawal. The effect has been a further increase in levels of personal indebtedness which has resulted in higher numbers of personal bankruptcies; further increases in interest rates may cause this trend to continue.

Against this economic backdrop, within the UK banking businesses of the Lloyds TSB Group there has been continued growth in consumer lending and mortgage balances; lending to the corporate and commercial sectors has remained largely unchanged. The implementation of the Competition Commission's remedies in respect of the Lloyds TSB Group's SME business resulted in a reduction in the net interest margin although the effect on net interest income was more than offset by volume growth. There has been some deterioration in the arrears position within the personal lending portfolio which has been a contributory factor to a significant increase in the bad debt charge in this area of the business although there was a reduction in the charge against mortgages and corporate and commercial portfolios.

Exposure to the equity market continues to have a significant effect upon the Lloyds TSB Group's insurance and investment businesses. Although the recovery in stock market values during 2003 has resulted in an increase in the value of the investments held to support the long-term assurance funds, partially reversing the losses of earlier years, consumer confidence in long-term savings products remains weak and sales, particularly through the branch network, continue to be subdued. Steps have been taken to reduce Lloyds TSB Group's exposure to reductions in equity market levels; however, the future performance of this business is, to a certain extent, dependent upon a further recovery in these markets.

Overseas, much of the growth in profitability during 2003 was attributable to the performance of The National Bank of New Zealand which was disposed of at the beginning of December. There was a reduction in the loss incurred by the Lloyds TSB Group's operations in Argentina as economic conditions in that country have stabilised although the outlook remains uncertain. The Lloyds TSB Group's exposure to Latin America has been reduced during 2003 following the disposal of substantially all of its operations in Brazil and will be further reduced following, subject to regulatory approval, the completion of the sale of its operations in Guatemala, Honduras and Panama in 2004.

Critical accounting policies

Introduction

The results of Lloyds TSB Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The accounting policies used in the preparation of the financial statements are set out in note 1 to the financial statements. In preparing the accounts, the directors are required to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. Where UK GAAP allows a choice of policy, Financial Reporting Standard 18 'Accounting Policies' requires Lloyds TSB Group to adopt those policies judged to be most appropriate to its particular circumstances for the purpose of giving a true and fair view.

The accounting policies that are deemed critical to the Lloyds TSB Group's results and financial position, based upon materiality and significant judgements and estimates, are discussed below.

Provisions for bad and doubtful debts

In circumstances where there is significant doubt over the recoverability of specific loans and advances, provisions are made to reduce the carrying value of those advances to their expected ultimate net realisable value; at 31 December 2003, the Lloyds TSB Group held specific provisions totalling £1,313 million. The methodology used to calculate the required provision varies according to the type of lending portfolio. For portfolios of smaller balance homogenous loans, such as residential mortgages, personal loans and credit card balances, specific provisions are calculated using formulae which take into account factors such as the length of time that the customer's account has been delinquent, historic loss rates and the value of any collateral held. The variables used in the formulae are kept under regular review to ensure that as far as possible they reflect the current economic circumstances, although actual experience may differ from that assumed.

For the Lloyds TSB Group's other lending portfolios, provisions are calculated on a case-by-case basis having regard to expected future cash flows including those arising from the realisation of collateral. The determination of these provisions often requires the exercise of considerable judgment by management involving matters such as future economic conditions and the resulting trading performance of the customer and the value of collateral, for which there may not be a readily accessible market. As a result these provisions can be subject to significant variation as time progresses and the circumstances of the customer become clearer.

The Lloyds TSB Group also maintains a general provision to cover latent bad and doubtful debts which are present in any portfolio of advances but which have not been specifically identified; at 31 December 2003, the general provision amounted to £382 million. The calculation of the general provision requires a significant amount of judgement to assess the level of losses inherent in the portfolio and is based upon factors such as the level of watchlist or potential problem debt, the propensity for such debt to become impaired and historic loss rates. The general provision is allocated to business units which are responsible for reviewing the balance on a regular basis to ensure that it remains appropriate in prevailing economic conditions and in the light of the perceived level of credit risk within their lending portfolios.

Customer remediation provisions

The Lloyds TSB Group establishes provisions for the estimated cost of making redress payments to customers in respect of past product sales, in those cases where the original sales processes are found to have been deficient. The ultimate cost is inherently uncertain and in determining the level of provisions required it is necessary for management to exercise significant judgment. The principal assumptions underlying the provisions relate to the number of cases requiring redress and the estimated average cost of redress per case; these will be affected by external factors beyond the control of management, such as regulatory actions and the performance of the financial markets. Therefore over time it is possible that adjustments will be necessary to the level of provisions held.

Goodwill impairment

Lloyds TSB Group reviews the goodwill arising on the acquisition of subsidiary undertakings when events or changes in economic circumstances indicate that impairment may have taken place and at the end of the first full year after an acquisition. In addition, since the goodwill arising on the acquisition of Scottish Widows is considered to have an indefinite useful life, because of the strength of the brand and the position of the business as one of the leading providers of life, pensions, unit trust and fund management products, and is therefore not amortised, the Lloyds TSB Group is required under UK GAAP to perform an annual review to determine whether an impairment has occurred.

The impairment review is performed by projecting future cash flows, excluding finance and tax, based upon budgets and plans and making appropriate assumptions about rates of growth and discounting these using a rate approximating to the weighted average cost of capital after making adjustment for the risk inherent in the cash flows. If the present value of the projected cash flows were to be materially less than the carrying value of the underlying net assets and related goodwill an impairment would have occurred and a charge would be made to the profit and loss account. This calculation requires the exercise of significant judgement by management; if the estimates made prove to be incorrect or changes in Scottish Widows' performance affect the amount and timing of future cash flows, the goodwill may become impaired in future periods.

Embedded value

Lloyds TSB Group accounts for the value of the shareholder's interest in the long-term assurance business using the embedded value basis of accounting, which is UK GAAP for banking groups owning life assurance operations. The embedded value is comprised of the net tangible assets of the life assurance subsidiaries and the present value of the projected future surplus arising on the in-force business, which is calculated by projecting these surpluses and other net cash flows attributable to the shareholder arising from business written by the balance sheet date and discounting the result at a rate which reflects the shareholder's overall risk premium.

Future surpluses will depend on experience in a number of areas such as investment returns, lapse rates, mortality and investment expenses. Surpluses are projected by making assumptions about future experience, having regard to both actual experience and forecast long-term economic trends. Changes to these assumptions may cause the present value of future surpluses to differ from those assumed at the balance sheet date and could significantly affect the value attributed to the in-force business. In note 30 to the financial statements the effect of illustrative changes in the principal economic assumptions upon the embedded value included in the balance sheet and new business income is set out.

The value of the in-force business could also be affected by unpredicted changes in investment market levels and other in-period variances between expected and actual experience. Investment market levels principally affect annual management charges and other fees levied on policyholders, which are reflected in the profit and loss account using unsmoothed fund values. In addition, to the extent that actual experience is different from that assumed, for example with respect to mortality or persistency, the effect will be recognised in the profit and loss account for the period. The effect of changes in the underlying assumptions and variations between actual and assumed experience on the results of the current and prior periods are disclosed in note 30 in the financial statements.

Results of operations

Summary

	2003 £m	2002* £m	2001* £m
Net interest income	**5,255**	5,171	4,922
Other finance income	**34**	165	307
Other income	**4,619**	3,551	3,659
Total income	**9,908**	8,887	8,888
Operating expenses	**(5,173)**	(4,913)	(4,769)
Trading surplus	**4,735**	3,974	4,119
General insurance claims	**(236)**	(229)	(174)
Provisions for bad and doubtful debts	**(950)**	(1,029)	(747)
Amounts written off fixed asset investments	**(44)**	(87)	(60)
Operating profit	**3,505**	2,629	3,138
Share of results of joint ventures	**(22)**	(11)	(10)
Profit on sale of businesses	**865**	–	39
Profit on ordinary activities before tax	**4,348**	2,618	3,167
Tax on profit on ordinary activities	**(1,025)**	(766)	(877)
Profit on ordinary activities after tax	**3,323**	1,852	2,290
Minority interests:			
– Equity	**(22)**	(19)	(17)
– Non-equity	**(47)**	(43)	(40)
Profit attributable to shareholders	**3,254**	1,790	2,233
Economic profit[1]	**2,493**	830	1,123

[1] Lloyds TSB Group defines economic profit as the earnings on the equity invested in the business less a notional charge for the cost of the equity invested in that business. See 'Operating and financial review and prospects – Economic profit'.

* Figures for 2002 and 2001 have been restated to reflect changes in accounting policy adopted in 2003; for further details see note 1 to the financial statements.

2003 compared with 2002

In 2003, Lloyds TSB Group's profit before tax increased by £1,730 million, or 66 per cent, to £4,348 million from £2,618 million in 2002; this increase in profitability largely reflects net gains of £865 million recognised in 2003 following the disposal of a number of businesses and a £934 million improvement in the return from the assets supporting the long-term assurance funds. Profit attributable to shareholders was 82 per cent higher at £3,254 million and earnings per share increased by 82 per cent to 58.3p. Shareholders' equity increased by £1,681 million to £9,624 million. The post-tax return on average shareholders' equity was 38.5 per cent, compared to 16.8 per cent in 2002. Economic profit increased by £1,663 million to £2,493 million; see 'Operating and financial review and prospects – Economic profit'. The post-tax return on average assets was 1.57 per cent, and the post-tax return on average risk-weighted assets was 2.63 per cent.

Total income was £1,021 million higher at £9,908 million, compared to £8,887 million in 2002. Lloyds TSB Group's net interest income increased by £84 million, or 2 per cent, to £5,255 million. Average interest-earning assets increased by £11,078 million, or 7 per cent, to £172,896 million, adding £284 million to net interest income. In the UK, average personal lending and mortgage balances increased by £10,140 million driven by the strong residential housing market and the continuing demand for consumer credit. Wholesale balances were £1,558 million higher as a result of increased asset finance lending and the full year effect of structured finance transactions entered into during 2002. Average balances overseas decreased by £720 million, following the reclassification at the end of 2002 to trading assets of the Lloyds TSB Group's portfolio of emerging markets debt securities. The effect of volume growth was partly offset by a 16 basis point fall in the net interest margin, reducing net interest income by £259 million; the implementation of the Competition Commission's SME report remedies caused the margin to reduce by 10 basis points. Favourable exchange movements increased net interest income by £59 million.

Other finance income, at £34 million, was down £131 million from £165 million in 2002. The expected return on pension scheme assets was £121 million lower, reflecting the significant reduction in market value of scheme assets at the end of 2002, as a result of stock market conditions. The interest charge in respect of the unwinding of the discount on scheme liabilities was £10 million higher, as the effect of the increased level of scheme liabilities at the start of 2003 has been partly offset by a lower discount rate.

Other income was £1,068 million, or 30 per cent, higher at £4,619 million compared to £3,551 million in 2002. Income from long-term assurance business was £747 million higher, mainly as a result of improved returns from the investments supporting the life funds. Dealing profits were £372 million higher, as a result of increases of £55 million in foreign exchange income and £317 million in gains from securities trading reflecting earnings from the sale of Lloyds TSB's portfolio of emerging markets debt investments. General insurance premiums were £49 million higher as a result of strong growth in home insurance products. However, net fees and commissions receivable fell by £31 million as a reduction in income from insurance broking and higher fees payable within the asset finance and mortgage businesses more than offset growth in income from current accounts and credit and debit cards. Other operating income decreased by £69 million, following the recognition of earnings on the emerging markets debt portfolio in 2003 in dealing profits following its reclassification to trading assets at the end of 2002, and a reduction of £28 million in profits on the sale and leaseback of premises. This more than offset the effect of the inclusion of a full year's income from the Dutton-Forshaw Group which was acquired in December 2002, and higher disposal gains within the wholesale businesses.

Operating expenses were £260 million, or 5 per cent, higher at £5,173 million compared to £4,913 million in 2002, as a result of a £200 million provision for customer redress and the inclusion for a full year of the costs of businesses acquired in 2002 which increased operating expenses by £110 million in 2003. Administrative expenses were £264 million higher than in 2002. Staff costs increased by £71 million as the impact of acquisitions and the annual pay review more than offset the benefits of reductions in staff numbers and lower levels restructuring costs. Premises and equipment costs were £1 million higher and other expenses increased by £192 million reflecting the inclusion of the customer redress provision. The efficiency ratio improved to 52.2 per cent from 55.3 per cent.

General insurance claims increased by £7 million to £236 million, as the effect of the increase in the size of the portfolio was offset by the beneficial effect of generally mild weather conditions.

The charge for bad and doubtful debts was 8 per cent lower at £950 million compared with £1,029 million in 2002. In UK Retail Banking and Mortgages the provisions charge increased by £98 million, or 20 per cent, to £594 million, mainly as a result of continued asset growth in the personal loan and credit card portfolios, however there was some deterioration in the arrears position and an increase in fraud related losses in the personal loan portfolio. In Wholesale and International Banking the provisions charge decreased by £171 million to £369 million. In Wholesale, provisions against the corporate lending portfolio decreased by £86 million as a small number of large provisions made in 2002 were not repeated. Within International Banking provisions fell by £93 million mainly as a result of lower provisions being required against the Lloyds TSB Group's exposures in Argentina.

Amounts written off fixed asset investments decreased by £43 million to £44 million in 2003. The charge in 2002 included £30 million in respect of Argentine emerging market bonds which were disposed of in 2003, and there was a reduction in the charge within the wholesale businesses.

In 2003, a profit of £865 million arose on the sale of The National Bank of New Zealand, substantially all of Lloyds TSB Group's businesses in Brazil and its French fund management and private banking businesses.

At the end of 2003, the total capital ratio increased to 11.3 per cent principally as a result of profit retentions and the effect of a £4,679 million, or 4 per cent, reduction in risk-weighted assets to £117,732 million, from £122,411 million at the end of 2002. The effect of growth in personal lending, partly as a result of the acquisition of the personal loan and credit card portfolios of Goldfish Bank, and mortgage lending was more than offset by a reduction of £10,110 million as a result of disposals. Balance sheet assets decreased by £549 million to £252,012 million; the effect of the disposals during 2003 reduced total assets by £14,602 million and there was therefore an underlying increase of £14,053 million. This underlying increase is largely attributable to growth in loans and advances to customers with higher period end UK mortgage and personal lending balances.

2002 compared with 2001

In 2002, Lloyds TSB Group's profit before tax decreased by £549 million, or 17 per cent, to £2,618 million from £3,167 million in 2001. Profit attributable to shareholders was 20 per cent lower at £1,790 million and earnings per share decreased by 21 per cent to 32.1p. Shareholders' equity decreased by £2,383 million to £7,943 million following a reduction of £2,331 million in the value of the Group's pension schemes, largely caused by the significant fall in equity market values. The post-tax return on average shareholders' equity was 16.8 per cent, compared to 18.1 per cent in 2001. Economic profit decreased by 26 per cent to £830 million. The post-tax return on average assets was 0.93 per cent, and the post-tax return on average risk-weighted assets was 1.62 per cent.

Total income was £1 million lower at £8,887 million, compared to £8,888 million in 2001. Lloyds TSB Group's net interest income increased by £249 million, or 5 per cent, to £5,171 million. Average interest-earning assets increased by £16,873 million, or 12 per cent, to £161,818 million, adding £655 million to net interest income. In the UK, average personal lending and mortgage balances increased by £6,737 million driven by the strong residential housing market and the low interest rate environment; wholesale balances were £7,190 million higher with increased corporate term and money market lending and a number of new structured finance transactions. Average balances overseas increased by £3,215 million, with the majority of the growth being in New Zealand reflecting a strengthening exchange rate and increased mortgage and agricultural lending. The effect of this volume growth was partly offset by a 20 basis point fall in the net interest margin, reducing net interest income by £290 million, reflecting the reduced benefits accruing from the Lloyds TSB Group's low interest and interest-free liabilities and a change in mix toward finer margin products. Adverse exchange movements reduced net interest income by £116 million.

Other finance income, at £165 million, was down £142 million, or 46 per cent, from £307 million in 2001. The expected return on pension scheme assets was £27 million lower, reflecting the lower market value of scheme assets at the start of 2002, as a result of stock market conditions. The interest charge in respect of the unwinding of the discount on scheme liabilities was £115 million higher, due to the increased level of scheme liabilities at the start of 2002 mainly reflecting the greater longevity of the members of the schemes.

Other income was £108 million, or 3 per cent, lower at £3,551 million compared to £3,659 million in 2001. Income from long-term assurance business was £264 million lower, mainly as a result of the depressed stock market conditions reducing the returns from the investments supporting the life funds and the capitalised value of annual management charges, together with a £135 million increase in provisions for redress to past purchasers of endowment and pension products. There was also a charge of £57 million to reflect the implementation of revised mortality assumptions. Dealing profits were £45 million lower, largely as a result of less favourable market conditions. These factors more than offset an increase in net fees and commissions receivable which were £88 million higher. Growth in general insurance broking income and income from credit and debit cards was only partly offset by reduced levels of stock market related fees. General insurance premium income was £58 million higher and other operating income increased by £55 million as reductions in venture capital gains and profits from sale and leasebacks of premises were more that offset by increased operating lease rental income, mainly reflecting the impact of acquisitions during 2002.

Operating expenses were £144 million, or 3 per cent, higher at £4,913 million compared to £4,769 million in 2001. Administrative expenses were £7 million lower than in 2001. Staff costs reduced by £32 million as the benefits of reductions in staff numbers and lower levels of pension scheme augmentation costs more than offset the impact of acquisitions, the annual pay review and increased severance costs. Premises and equipment costs were £26 million higher as a result of increased rental costs and repairs and maintenance expenditure. Depreciation was £131 million higher, largely reflecting a £95 million increase in respect of operating lease assets as a result of acquisitions and organic growth in the Lloyds TSB Group's existing businesses. Goodwill amortisation was £20 million higher. The efficiency ratio increased to 55.3 per cent from 53.7 per cent.

General insurance claims increased by £55 million, or 32 per cent, to £229 million, reflecting volume related increases in property claims and a higher level of weather and flood related insurance claims.

The charge for bad and doubtful debts was 38 per cent higher at £1,029 million compared with £747 million in 2001. In UK Retail Banking and Mortgages the provisions charge increased by £139 million, or 39 per cent, to £496 million, largely as a result of volume related asset growth in the personal loan and credit card portfolios, which grew by 15 per cent and 27 per cent respectively and the non-recurrence of one-off releases recognised in 2001. In Wholesale and International Banking the provisions charge increased by £144 million to £540 million. In Wholesale, provisions against the corporate lending portfolio increased by £145 million as a result of a small number of large provisions against certain US customers following the discovery of accounting or other operational irregularities and higher provisions against exposures in specific sectors of the UK economy which experienced a slowdown in activity. Within International Banking provisions fell mainly as a result of lower specific provisions in Losango, Lloyds TSB Group's consumer finance business in Brazil, largely reflecting exchange rate movements. The general provision held against the Lloyds TSB Group's exposure to Argentina was increased by £50 million, compared to a charge of £55 million in 2001.

Amounts written off fixed asset investments increased by £27 million, or 45 per cent, to £87 million in 2002, compared to £60 million in 2001. There was a £21 million write down following operating irregularities on one specific securitisation issue and a £21 million increase in the charge in respect of the venture capital business in the UK, reflecting portfolio growth. These increases were partly offset by a £15 million reduction in the charge in respect of Argentine government debt.

In 2001, a profit of £39 million arose on the sale of the Lloyds TSB Group's Brazilian fund management and private banking businesses.

At the end of 2002, the total capital ratio increased to 9.6 per cent as new issues of tier 1 and tier 2 capital instruments during the year more than offset the effect of a £14,550 million, or 13 per cent, increase in risk-weighted assets to £122,411 million, from £107,861 million at the end of 2001. Balance sheet assets increased by £17,060 million, or 7 per cent, to £252,561 million. Loans and advances to customers increased by £11,539 million, mainly reflecting growth in UK mortgage and personal period end lending balances, which increased by £8,036 million, and growth of £2,012 million in New Zealand. Debt securities were £5,089 million higher due to further growth in the Lloyds TSB Group's asset-backed portfolio.

Net interest income

The yields, spreads and margins in the table below are those relating to the banking business only.

	2003	2002	2001
Lloyds TSB Group			
Net interest income £m	**5,255**	5,171	4,922
Average interest-earning assets £m	**172,896**	161,818	144,945
Average rates:			
– Gross yield on interest-earning assets %[1]	**5.87**	6.52	7.84
– Interest spread %[2]	**2.91**	2.94	3.00
– Net interest margin %[3]	**3.04**	3.20	3.40
Domestic[4]			
Net interest income £m	**4,556**	4,425	4,202
Average interest-earning assets £m	**146,700**	134,902	121,244
Average rates:			
– Gross yield on interest-earning assets %[1]	**5.79**	6.10	7.38
– Interest spread %[2]	**3.04**	3.08	3.11
– Net interest margin %[3]	**3.11**	3.28	3.47
International[4]			
Net interest income £m	**699**	746	720
Average interest-earning assets £m	**26,196**	26,916	23,701
Average rates:			
– Gross yield on interest-earning assets %[1]	**6.33**	8.63	10.19
– Interest spread %[2]	**2.07**	2.12	2.43
– Net interest margin %[3]	**2.67**	2.77	3.04

[1] Gross yield is the rate of interest earned on average interest-earning assets.

[2] Lloyds TSB Group interest spread is the difference between the rate of interest earned on total average interest-earning assets and the rate of interest paid on total average interest-bearing liabilities. The domestic interest spread is the difference between the rate of interest earned on domestic average interest-earning assets and the rate of interest paid on domestic average interest-bearing liabilities. The international interest spread is the difference between the rate of interest earned on international average interest-earning assets and the rate of interest paid on international average interest-bearing liabilities.

[3] The net interest margin represents the interest spread together with the contribution of interest-free liabilities. It is calculated by expressing net interest income as a percentage of average interest-earning assets.

[4] The analysis of net interest income by domestic and international operations shown above is based on the location of the office recording the transaction, except for lending by the international business booked in London.

2003 compared with 2002

Lloyds TSB Group net interest income increased by £84 million, or 2 per cent, to £5,255 million, representing 53 per cent of total income compared to 58 per cent in 2002; businesses disposed of during 2003 contributed £511 million of this total. Average interest-earning assets increased by £11,078 million, or 7 per cent, to £172,896 million, adding £284 million to net interest income. Within UK Retail Banking and Mortgages, continued strong growth led to increases of £2,173 million in average personal lending and credit card balances and £7,424 million in average mortgage balances. Within Wholesale and International Banking, average interest-earning assets increased by £2,010 million, reflecting growth in asset finance balances and the full year effect of structured finance transactions entered into during 2002 which have more than offset a reduction in balances within the Lloyds TSB Group's treasury operations due to fewer market opportunities in 2003. Overseas, growth in balances in New Zealand, principally due to exchange rate movements, was partly offset by reductions in Latin America as the Lloyds TSB Group's exposures to Brazil and Argentina have been further reduced. There was also a reduction of £1,207 million following the reclassification as trading assets and subsequent disposal of the Lloyds TSB Group's portfolio of emerging markets debt securities.

The net interest margin fell by 16 basis points to 3.04 per cent from 3.20 per cent in 2002, reducing net interest income by £259 million. The implementation of the Competition Commission's SME report remedies caused a reduction in the Group net interest margin of 10 basis points costing £169 million. There was some margin erosion within the mortgages business and it was further reduced by both the continuing change in the composition of the lending portfolio towards finer margin products and the disposal of the high yielding emerging markets investments; there was also a lower contribution from interest-free liabilities, caused by lower average UK interest rates in 2003. Favourable exchange rate movements, principally in New Zealand, increased net interest income by £59 million.

Domestic net interest income increased by £131 million, or 3 per cent, to £4,556 million; this represents 87 per cent of consolidated net interest income. Average interest-earning assets increased by £11,798 million, or 9 per cent, to £146,700 million, adding £360 million to net interest income. Within UK Retail Banking and Mortgages, balances increased by £9,590 million largely as a result of growth in the consumer lending and mortgages portfolios, helped by the acquisition during the year of the credit card and personal loan portfolios of Goldfish Bank. In Wholesale balances increased by £1,558 million mainly due to growth in asset finance balances and the full year effect of structured finance transactions entered into during 2002.

The domestic net interest margin decreased by 17 basis points, reducing net interest income by £229 million. In UK Retail Banking and Mortgages there was a 19 basis point decrease in the net interest margin caused by finer margins being earned in the mortgages business as a result of competitive pressures and the effect of lower average interest rates reducing the benefit of low cost and interest-free funds. This was partly offset by improved margins on personal loans reflecting the lower funding cost. Within Wholesale the margin fell by 21 basis points as a result of the implementation of the Competition Commission's SME report remedies. If this is excluded there was an increase of 5 basis points; an improved margin in the asset finance business offset the inclusion for a full year of the finer margin structured finance transactions entered into in 2002.

Net interest income from international operations decreased by £47 million, or 6 per cent, to £699 million, representing 13 per cent of consolidated net interest income. In sterling terms, average interest-earning assets fell by £720 million, or 3 per cent, to £26,196 million, reducing net interest income by £79 million. Balances in Latin America fell by £765 million as the Lloyds TSB Group has sought to reduce its exposure to this region and wholesale balances, principally in the US, fell by £456 million as growth in local currency terms was more than offset by movements in exchange rates. The reclassification to trading assets and subsequent disposal of the Lloyds TSB Group's portfolio of emerging markets debt securities reduced average interest-earning assets by £1,207 million. This more than offset an increase in average balances in New Zealand of £1,974 million mainly reflecting positive exchange rate movements.

The net interest margin from international operations reduced by 10 basis points, leading to a fall of £27 million in net interest income largely as a result of the sale of the relatively higher margin portfolio of emerging markets debt securities.

2002 compared with 2001

Lloyds TSB Group net interest income increased by £249 million, or 5 per cent, to £5,171 million, representing 58 per cent of total income compared to 55 per cent in 2001. Average interest-earning assets increased by £16,873 million, or 12 per cent, to £161,818 million, adding £655 million to net interest income. Within UK Retail Banking and Mortgages, growth lead to increases of £2,256 million in average personal lending and credit card balances and £4,481 million in average mortgage balances. Within Wholesale and International Banking, average interest-earning assets increased by £10,347 million, reflecting growth in corporate and money market lending and increased levels of structured finance transactions. Overseas, growth in balances in New Zealand was partly offset by reductions in Latin America as exchange rates weakened and the Lloyds TSB Group's exposures to Brazil and Argentina reduced.

The net interest margin fell by 20 basis points to 3.20 per cent from 3.40 per cent in 2001, reducing net interest income by £290 million. Reductions in interest rates in the UK in the second half of 2001 resulted in a reduced benefit from Lloyds TSB Group's low interest rate deposits and interest-free liabilities. There was also a continuing shift in the mix of average interest-earning assets towards high quality, but finer margin, corporate and wholesale lending. Adverse exchange rate movements, principally in Latin America, reduced net interest income by £116 million.

Domestic net interest income increased by £223 million, or 5 per cent, to £4,425 million. This represented 86 per cent of consolidated net interest income. Average interest-earning assets increased by £13,658 million, or 11 per cent, to £134,902 million, adding £449 million to net interest income. Average personal lending and mortgage balances grew by £6,737 million and wholesale balances increased by £7,190 million.

The domestic net interest margin decreased by 19 basis points, reducing net interest income by £226 million, as a result of a reduction in the contribution of interest-free liabilities and the continuing shift in the mix of average interest-earning assets towards finer margin corporate and wholesale lending. In UK Retail Banking and Mortgages there was a 7 basis point decrease in the net interest margin. In Wholesale there was a 20 basis point reduction caused by the further growth in finer margin corporate lending.

Net interest income from international operations increased by £26 million, or 4 per cent, to £746 million, representing 14 per cent of consolidated net interest income. In sterling terms, average interest-earning assets increased by £3,215 million, or 14 per cent, to £26,916 million, adding £206 million to net interest income. Average balances in New Zealand increased by £2,420 million reflecting both organic growth and positive exchange rate movements; growth in US structured finance and government guaranteed export credit transactions increased average interest-earning assets by a further £1,277 million. Balances in Latin America fell by £841 million as modest growth in local currency terms, principally in the Brazilian consumer finance business, was more than offset by the effect of exchange rate movements.

The net interest margin from international operations reduced by 27 basis points, leading to a fall of £64 million in net interest income, as a result of lower margins in the Lloyds TSB Group's Latin American and US structured finance businesses which more than offset an improved margin in New Zealand.

Other income

	2003 £m	2002* £m	2001* £m
Fees and commissions receivable:			
– UK current account fees	**623**	579	573
– Other UK fees and commissions	**1,173**	1,163	1,220
– Insurance broking	**604**	647	528
– Card services	**460**	414	332
– International fees and commissions	**239**	250	269
	3,099	3,053	2,922
Fees and commissions payable	**(722)**	(645)	(602)
Dealing profits (before expenses):			
– Foreign exchange trading income	**228**	173	158
– Securities and other gains	**332**	15	75
	560	188	233
Income from long-term assurance business	**453**	(294)	(30)
General insurance premium income	**535**	486	428
Other operating income	**694**	763	708
	4,619	3,551	3,659

* Figures for 2002 and 2001 have been restated to reflect changes in accounting policy adopted in 2003; for further details see note 1 to the financial statements.

2003 compared with 2002

Other income increased by £1,068 million, or 30 per cent, to £4,619 million; of this total businesses disposed of during 2003 accounted for £142 million.

Fees and commissions receivable increased by £46 million mainly as a result of good growth in UK current account fees and improved income from credit and debit card transactions, which has more than offset a reduction in insurance broking commissions. UK current account fee income rose by £44 million, reflecting increased fee income from added value current accounts due to both a growth in the number of accounts and higher monthly charges; returned cheque fees also increased as the number of returned items has risen.

Other UK fees and commissions increased by £10 million. Fees earned by the mortgages business rose by £20 million reflecting the growth in new mortgage lending during 2003 and an increase in the arrangement fee charged to customers. There was a £14 million increase in the fees charged in connection with the early settlement of personal loans following their introduction in the second half of 2002 and fees from large corporate and factoring activity increased by £16 million. There was also an increase in fees receivable within the asset finance business; acceptance fees were £7 million higher and collection fees grew by £8 million as a result of volume growth. This growth has been largely offset by a further reduction of £27 million in unit trust and asset management fees reflecting lower average fund values and the continued weakness of the long-term savings market. Fee income from stockbroking activities reduced reflecting lower transaction volumes in weak market conditions and income from the company registration business also fell as levels of corporate activity have remained subdued. Income from credit and debit card services increased by £46 million mainly as a result of a growth in interchange income, partly reflecting the acquisition of the Goldfish credit card portfolio during 2003, higher overseas use commissions and other fees.

Insurance broking commission income decreased by £43 million as a result of a £75 million fall in income from creditor insurance, reflecting a reduction in the level of sales achieved through the branch network and an increase in the allowance of £35 million in respect of the clawback of commissions relating to personal loans which are being settled early, which more than offset a £55 million increase in retrospective commissions. International fees and commissions reduced by £11 million mainly due to the disposal of the Lloyds TSB Group's businesses in France and lower fund management fees in other locations.

Fees and commissions payable were £77 million higher compared to last year as a result of a £36 million increase in commissions paid to motor dealers by the asset finance operation, reflecting growth in the levels of new business, and higher costs relating to legal expenses and valuation fee incentives supporting the strong mortgage growth. Fees payable in respect of the credit and debit card business also increased, mainly reflecting volume growth and the cost of customer incentives, and there was also an increase in fees payable in connection with the Lloyds TSB Group's added value accounts as volumes have increased.

Dealing profits increased substantially by £372 million compared with 2002 as a result of an increase of £55 million in foreign exchange income and an increase of £317 million in gains from securities trading, largely reflecting profits from the disposal of the Lloyds TSB Group's portfolio of emerging markets debt investments which, at the end of 2002, was reclassified as a trading asset. In 2002, earnings from emerging markets debt investments were primarily reported within other operating income.

Income from long-term assurance business increased by £747 million reflecting the improved performance of stock markets during 2003 as the return on the investments held to support the long-term assurance funds grew by £934 million. Although there was only limited growth in overall product sales, new business contribution increased by £14 million largely reflecting an improved new business margin caused by a shift to more profitable regular premium products. Profits from existing business fell by £111 million mainly as a result of a £168 million reduction in benefits from experience variances and actuarial assumption changes, and the expected return reduced by £48 million; however, provisions for customer redress were £105 million lower. The benefits from economic assumption changes also reduced by £77 million.

Premium income from general insurance underwriting increased by £49 million, or 10 per cent, to £535 million, compared to £486 million in 2002. There was growth of £60 million in premiums from home insurance products, reflecting successful cross-selling to the Lloyds TSB Group's mortgage customers and the continued strength of the UK housing market, partly offset by a £7 million increase in reinsurance premiums due to increased rates in the reinsurance market and higher underwritten premiums.

Other operating income decreased by £69 million to £694 million mainly due to the change in treatment of earnings from the emerging markets debt investments portfolio following the reclassification of the portfolio as a trading asset at the end of 2002. There was also a further £28 million reduction in profits from the sale and leaseback of premises, which in 2003 totalled £4 million. These factors more than offset the effect of the inclusion of income from the sale of cars by the Dutton-Forshaw Group following its acquisition in December 2002 which increased by £51 million and a £26 million increase in the gains on realisation of venture capital investments by Lloyds TSB Development Capital. There were also gains of £34 million following the sale of a number of leases by Lloyds TSB Leasing where the tax attributes could be used by the purchasers.

2002 compared with 2001

Other income decreased by £108 million, or 3 per cent, to £3,551 million although after adjusting for the effect of acquisitions made during 2002 there was a reduction of £221 million or 6 per cent.

Fees and commissions receivable increased by £131 million, or 4 per cent, to £3,053 million, mainly due to increases in income from insurance broking and card services. Insurance broking commission income increased by £119 million, with continued strong growth in creditor insurance products, reflecting the increased lending volumes in the branch network, and higher levels of retrospective commission income. Income from credit and debit card services increased by £82 million, mainly as a result of higher merchant service charges and fees. UK current account fee income rose by £6 million, reversing the downward trend experienced in recent years; a £37 million increase in fee income from added value current accounts more than offset a reduction in service charges following their partial withdrawal during 2001. This more than offset a reduction in other UK fees and commissions of £57 million, or 5 per cent, from £1,220 million to £1,163 million following a £59 million reduction in unit trust and asset management fees, as the continued fall in the level of stock markets during 2002 have reduced the level of funds under management and significantly reduced customer demand for equity-based products. There was also a fall in the level of recharges to Goldfish Bank, Lloyds TSB Group's joint venture with Centrica plc, which were down £10 million, and a reduction of £6 million in income from the company registration business, as the exceptionally high levels of corporate transactions in 2001 were not repeated.

Fees and commissions payable increased by £43 million, or 7 per cent, compared to 2001 as a result of higher reciprocity fees and an increase in package costs relating to a number of products. Commissions paid to motor dealers by the asset finance business also increased, in line with business volumes.

Dealing profits decreased by £45 million, or 19 per cent, compared with 2001 as a result of a reduction of £60 million in gains from securities trading; there were reduced opportunities for the Lloyds TSB Group's London treasury department, due to less favourable market conditions, and losses resulting from the economic turmoil in Brazil. Foreign exchange trading income improved by £15 million as a result of an improved performance from Lloyds TSB Group's UK operations.

Income from long-term assurance business decreased by £264 million however, excluding the effect of changes in the economic assumptions used in the embedded value calculation, which in 2002 resulted in profits of £55 million, and the impact of a £135 million increase in provisions for redress to past purchasers of endowment and pension products, income was £184 million lower. Falling stock markets increased the losses from the investment portfolio supporting the long-term assurance funds by £36 million and reduced the capitalised value of annual management charges by a further £66 million. The expected return from existing business was £36 million lower, reflecting the lower value of in-force business at the start of the year as a result of the reduction in stock market levels during 2001. There was also a reduction of £55 million in benefits from experience variances and actuarial assumption changes, largely reflecting the implementation of revised actuarial mortality assumptions which resulted in a one-off cost of £57 million. Despite the difficult market conditions sales of life and pensions products grew, with an improved performance in the more profitable products. This resulted in a £9 million or 7 per cent increase in new business contribution.

Premium income from general insurance underwriting increased by £58 million, or 14 per cent, to £486 million compared to £428 million in 2001. There was growth of £69 million in premiums from home insurance products, reflecting successful cross-selling to Lloyds TSB Group's mortgage customers and the strength of the UK housing market. This has been partly offset by a further small decline in creditor insurance as this portfolio is now in run-off, following the outsourcing of the card protection book in 2000. Re-insurance premiums payable increased by £7 million following the decision to mitigate risks on policies with large sums assured.

Other operating income increased by £55 million, or 8 per cent, to £763 million. Increases of £25 million in earnings on the sale and restructuring of emerging markets debt investments and £111 million in operating lease rentals, largely as a result of the acquisition of First National Vehicle Holdings and Abbey National Vehicle Finance, were offset by a £35 million reduction in the realisation of venture capital gains by Lloyds TSB Development Capital and a reduction of £25 million in profits on the sale and leaseback of premises.

Operating expenses

	2003 £m	2002* £m	2001* £m
Administrative expenses			
Staff:			
– Salaries	**1,801**	1,758	1,776
– National insurance	**143**	134	140
– Pensions	**353**	318	347
– Restructuring	**57**	105	69
– Other staff costs	**234**	202	217
	2,588	2,517	2,549
Premises and equipment:			
– Rent and rates	**281**	280	261
– Hire of equipment	**18**	18	18
– Repairs and maintenance	**127**	131	115
– Other	**118**	114	123
	544	543	517
Other expenses:			
– Communications and external data processing	**446**	446	483
– Advertising and promotion	**172**	147	154
– Professional fees	**123**	113	110
– Provisions for customer redress	**200**	–	–
– Other	**403**	446	406
	1,344	1,152	1,153
Administrative expenses	**4,476**	4,212	4,219
Depreciation	**646**	642	511
Amortisation of goodwill	**51**	59	39
	5,173	4,913	4,769
Efficiency ratio (%)	**52.2**	55.3	53.7

* Figures for 2002 and 2001 have been restated to reflect changes in accounting policy adopted in 2003; for further details see note 1 to the financial statements.

2003 compared with 2002

Total operating expenses increased by £260 million, or 5 per cent, to £5,173 million; of this total, businesses disposed of during 2003 accounted for £272 million. The impact of acquisitions made in 2002 increased operating expenses during 2003 by £110 million, and there was a £200 million provision for customer redress.

Administrative expenses increased by £264 million to £4,476 million, largely reflecting the £200 million provision for customer redress. Staff costs were £71 million higher at £2,588 million. Salaries were £43 million, or 2 per cent, higher as the impact of the annual pay review and the acquisitions made during 2002 have more than offset the effect of an underlying reduction in staff numbers of 1,209 (full time equivalent); the cost of bonuses and other performance related payments remained broadly unchanged. National Insurance costs grew by £9 million reflecting the higher overall salary bill and the increase in employers' contribution rates which took effect in April 2003. Pension costs increased by £35 million, or 11 per cent, reflecting a growth in the current service cost as interest rates have fallen and an increase in the level of cash contributions being made into defined contribution schemes in the UK. Other staff costs grew by £32 million because of increased use of agency and other contract staff to support a number of major IT development projects and a significant increase in training costs, particularly for staff working in the branch network. These factors have been partly offset by a £48 million reduction in severance and related costs following the completion of a number of major restructuring initiatives.

Premises and equipment costs were £1 million higher; there was little change in costs during 2003 as the effect of branch closures offset the impact of acquisitions made during 2002.

Other expenses increased by £192 million, largely as a result of the £200 million provision for customer redress and related costs in respect of past sales of mortgage endowment and long-term savings products, including the Extra Income & Growth Plan. Advertising expenditure increased by £25 million mainly reflecting promotional expenditure incurred in connection with the credit card and mortgage businesses and also wider use of television advertising during 2003; professional fees increased by £10 million due to greater use of external consultants on a number of major projects. This has been offset by a £43 million reduction in other expenses. There has been a reduction in the processing charges paid to iPSL, Lloyds TSB Group's clearings joint venture, and reduced credit and debit card fraud losses.

Depreciation rose by £4 million. Operating lease depreciation increased by £19 million as an accelerated charge was recorded following the reassessment of the carrying value of a small number of big ticket operating lease assets; the effect of the acquisition of First National Vehicle Holdings during 2002 was largely offset by the reduction in the size of the existing portfolios. This was offset by a £15 million reduction in the charge on other fixed assets, mainly reflecting the accelerated write-off of certain software development costs in 2002. Goodwill amortisation was £8 million lower.

The efficiency ratio was 52.2 per cent, compared to 55.3 per cent in 2002.

2002 compared with 2001

Total operating expenses increased by £144 million, or 3 per cent, to £4,913 million compared to £4,769 million in 2001; acquisitions added £105 million to costs in 2002.

Administrative expenses of £4,212 million in 2002 were £7 million lower than in 2001. Staff costs reduced by £32 million or 1 per cent. Salaries and profit sharing were £18 million lower as the impact of the annual pay review and the effect of acquisitions during the year were more than offset by the effect of an underlying reduction of 4,191 staff (full time equivalent) and lower levels of accruals for bonuses and profit related payments. Pension costs were £29 million lower as an increased current service cost, reflecting the impact of changes in the mortality assumptions made at the end of 2001, and higher costs relating to staff taking early retirement, were more than offset by the non-repetition of costs of £82 million incurred in 2001 in relation to benefit improvements. Severance costs were £36 million higher at £105 million, but other staff costs were £15 million lower, reflecting a £22 million reduction in agency staff costs.

Premises and equipment costs were £26 million, or 5 per cent, higher as a result of higher rental costs on branch and head office premises, in part reflecting the sale and leaseback of a number of properties in 2001, and increased repairs and maintenance expenditure reflecting costs incurred in advance of vacating a number of central properties. This was partly offset by a reduction in other premises and equipment costs.

Other expenses reduced by £1 million. Communications and external data processing costs were £37 million lower as a result of reduced levels of expenditure on the development of the Lloyds TSB Group's e-commerce and real-time banking systems. Other costs were £40 million higher, reflecting the impact of acquisitions and increased charges from iPSL.

Depreciation was £131 million, or 26 per cent, higher reflecting a £95 million increase in operating lease depreciation. Of this amount £33 million relates to the Lloyds TSB Group's existing operations, reflecting both organic growth and the non-repetition of a one-off benefit of £23 million recognised in 2001 in respect of certain ship leases, and £62 million relates to the businesses acquired during 2002. The remaining increase in the charge reflects the accelerated write-off of certain software development costs and the ongoing impact of the significant investment in computers, software and other equipment made by the Lloyds TSB Group in recent years. Goodwill amortisation increased by £20 million, reflecting the acquisitions made in the year.

The efficiency ratio in 2002 was 55.3 per cent compared to 53.7 per cent in 2001.

Charge for bad and doubtful debts

	2003 £m	2002 £m	2001 £m
UK Retail Banking and Mortgages	**594**	496	357
Wholesale and International Banking	**369**	540	396
Central group items	**(13)**	(7)	(6)
Total charge	**950**	1,029	747
Specific provisions	**946**	965	736
General provisions	**4**	64	11
Total charge	**950**	1,029	747
Charge as % of average lending:	**%**	%	%
– Domestic	**0.69**	0.70	0.54
– International	**0.40**	1.28	1.10
– Total charge	**0.66**	0.77	0.62

2003 compared with 2002

The total charge for bad and doubtful debts decreased by £79 million, or 8 per cent, to £950 million; businesses disposed of during 2003 accounted for £63 million of this charge. In UK Retail Banking and Mortgages the provisions charge increased to £594 million from £496 million in 2002. The charge within UK Retail Banking increased by £115 million mainly due to an increase in the provisions required against the personal loan and credit card portfolios. This is largely attributable to the growth in the size of these portfolios although there has also been some deterioration in arrears levels and an increase in fraud related losses within the personal lending portfolio. There was a net release from the provisions held against the mortgages portfolio of £18 million compared to a net release of £1 million in 2002, reflecting an improved arrears position and an increase in the value of the property held as security.

In Wholesale and International Banking the provisions charge fell by £171 million to £369 million. The charge within Wholesale fell by £78 million as the level of new provisions required against corporate customers reduced. In 2002 provisions totalling some £100 million were made against large US exposures which have not been repeated to the same extent during 2003. In the asset finance businesses the provisions charge was largely unchanged despite strong lending growth during 2003 as the high level of voluntary terminations experienced in 2002 were not repeated during 2003. Within International Banking the charge fell by £93 million mainly as a result of a reduction of £79 million in the new provisions required against the Lloyds TSB Group's exposures in Argentina as the economic conditions in that country have started to stabilise. There has also been a reduction in the charge in other Latin American operations as specific cases requiring provisions in 2002 have not been repeated.

Within Central group items there was a net release of provisions of £13 million from the provisions held against medium-term debt in the emerging markets portfolio. This portfolio has now either been disposed of or the lending has been repaid.

The Group's charge for bad and doubtful debts as a percentage of average lending decreased to 0.66 per cent, compared to 0.77 per cent in 2002.

2002 compared with 2001

The total charge for bad and doubtful debts increased by £282 million, or 38 per cent, to £1,029 million from £747 million in 2001. In UK Retail Banking and Mortgages the provisions charge increased by £139 million, from £357 million in 2001, to £496 million, as a result of asset growth in the personal loan and credit card portfolios and a lower level of recoveries and releases, following the non-recurrence of the release of surplus provisions in 2001.

In Wholesale and International Banking the provisions charge increased by £144 million, or 36 per cent, to £540 million from £396 million in 2001. The charge in respect of corporate banking operations was £145 million higher partly as a result of provisions against the Group's exposure to certain large US corporate customers which totalled some £100 million compared to £30 million in 2001. There was also an increase in the provisions charge against the UK corporate lending portfolio, reflecting the slowdown in activity in certain sectors of the UK economy. The charge in respect of the Lloyds TSB Group's asset finance businesses increased by £11 million, mainly reflecting volume growth and a high level of voluntary terminations. There was a £27 million reduction in the specific provisions charge in Losango, the Lloyds TSB Group's consumer finance business in Brazil, largely reflecting exchange rate movements. The general provision against the Lloyds TSB Group's exposure to Argentina was increased by £50 million, compared to a charge of £55 million in 2001.

In Central group items there was a credit of £7 million, little changed from a credit of £6 million in 2001; these credits represent the release of provisions following the repayment of medium-term debt in the emerging markets portfolio.

The Group's charge for bad and doubtful debts as a percentage of average lending increased to 0.77 per cent, compared to 0.62 per cent in 2001.

Taxation

The rate of tax is influenced by the geographic and business mix of profits. In the absence of special factors, Lloyds TSB Group does not expect the tax rate to vary significantly from the average UK corporation tax rate.

	2003 £m	2002* £m	2001* £m
UK corporation tax:			
– Current tax on profits for the year	**1,079**	786	769
– Adjustments in respect of prior years	**(72)**	12	(14)
	1,007	798	755
Double taxation relief	**(223)**	(129)	(87)
	784	669	668
Foreign tax:			
– Current tax on profits for the year	**144**	216	179
– Adjustments in respect of prior years	**(15)**	(15)	(17)
	129	201	162
Current tax charge	**913**	870	830
Deferred tax	**119**	(106)	46
Associated undertakings and joint ventures	**(7)**	2	1
Total charge	**1,025**	766	877

* Figures for 2002 and 2001 have been restated to reflect changes in accounting policy adopted in 2003; for further details see note 1 to the financial statements.

2003 compared with 2002

The effective rate of tax in 2003 was 23.6 per cent, compared to an effective rate of tax of 29.3 per cent in 2002 and the corporation tax rate in 2003 of 30 per cent. The lower effective rate of tax in 2003 was primarily due to the gain on disposal of The National Bank of New Zealand, which was exempt from taxation and a reduction in the non-allowable element of foreign taxes paid creditable against the UK corporation tax charge. This was partly offset by the withdrawal of tax relief on payments to the Lloyds TSB Group qualifying share ownership trust ('QUEST') to satisfy Save As You Earn options. See note 9 to the financial statements.

2002 compared with 2001

The effective rate of tax in 2002 was 29.3 per cent, slightly lower than the corporation tax rate of 30 per cent, compared to an effective rate of tax of 27.7 per cent in 2001. The higher effective rate of tax in 2002 is largely due to a lower level of tax relief on payments to the QUEST and a lower level of gains on the disposal of properties which were sheltered by capital losses. There was also a higher effective rate of tax in the Lloyds TSB Group's life and pensions businesses because of increased losses on the investment portfolio.

Economic profit

In pursuit of our aim to maximise shareholder value over time, management has for the last eleven years used a system of value based management as a framework to identify and measure value creation. Management uses economic profit, a non-GAAP measure, as a measure of performance, and believes that it provides important information for investors, because it captures both growth in investment and return; profit before tax is the comparable GAAP measure used by management. Lloyds TSB Group defines economic profit as the earnings on the equity invested in the business less a notional charge for the cost of the equity invested in that business.

Lloyds TSB Group believes that economic profit instils financial discipline in determining investment decisions throughout Lloyds TSB Group and that it enables Lloyds TSB Group to evaluate alternative strategies objectively, with a clear understanding of the value created by each strategy, and then to select the strategy which creates the greatest value. Awards to senior executives under Lloyds TSB Group's annual bonus arrangements are partly determined by the achievement of economic profit targets.

Management changes its estimates of the cost of equity only to reflect significant changes in long-term interest rates and other external market factors which are considered sustainable. The principal factor in estimating the cost of equity is sustainable long-term interest rates. If long-term interest rates increase, management will consider raising its estimate of the cost of equity; if long-term interest rates fall, management will consider reducing its estimate of the cost of equity. The principal other external market factors considered are equity risk premium and Lloyds TSB Group's share price volatility relative to the UK stock market as a whole. Any change to the estimated cost of equity will be disclosed. For the last three years, management has used a cost of equity of 9 per cent to reflect the shareholders' minimum required rate of return on equity invested.

The table below summarises Lloyds TSB Group's calculation of economic profit for the periods indicated.

	2003 £m	2002* £m	2001* £m
Average shareholders' equity	**8,460**	10,672	12,338
Profit attributable to shareholders	**3,254**	1,790	2,233
Less: notional charge	**(761)**	(960)	(1,110)
Economic profit	**2,493**	830	1,123

* Figures for 2002 and 2001 have been restated to reflect changes in accounting policy adopted in 2003; for further details see note 1 to the financial statements.

The notional charge has been calculated by multiplying average shareholders' equity by the cost of equity.

2003 compared with 2002

Economic profit increased by £1,663 million from £830 million in 2002 to £2,493 million in 2003. Profit attributable to shareholders increased by £1,464 million, or 82 per cent, to £3,254 million; the notional charge on average equity was £199 million lower, as a result of a 21 per cent reduction in average equity to £8,460 million from £10,672 million in 2002.

2002 compared with 2001

Economic profit fell by £293 million or 26 per cent from £1,123 million in 2001 to £830 million in 2002. Profit attributable to shareholders fell by £443 million (20 per cent) to £1,790 million; however the notional charge on average equity was £150 million lower, as a result of a 14 per cent fall in average equity to £10,672 million from £12,338 million in 2001.

Line of business information

Summary

In order to provide a clearer representation of the underlying performance, the results of the Insurance and Investments segment include investment earnings calculated using longer-term rates of return and annual management charges based on unsmoothed fund values. Management separately analyse the difference between these normalised earnings and the actual return ('the investment variance') together with the impact of changes in the economic assumptions used in the embedded value calculation. The results of the businesses are set out below:

	2003 £m	2002 £m	2001 £m
UK Retail Banking and Mortgages	**1,021**	1,008	1,064
Insurance and Investments	**1,094**	1,230	1,424
Wholesale and International Banking	**2,195**	1,264	1,452
Central group items	**(65)**	4	87
	4,245	3,506	4,027
Changes in economic assumptions	**(22)**	55	–
Investment variance	**125**	(943)	(860)
Profit before tax	**4,348**	2,618	3,167

Comparative figures have been restated to reflect a change in accounting policy following the issue of Urgent Issues Task Force Abstract 37 'Purchases and sales of own shares' and Urgent Issues Task Force Abstract 38 'Accounting for ESOP trusts', the reclassification of Business Banking earnings from UK Retail Banking and Mortgages to Wholesale and International Banking, and changes in internal transfer pricing arrangements. The Lloyds TSB Group has also changed its accounting policy relating to the deferral of certain expenses incurred in connection with the acquisition of new asset finance and unit trust business. These costs are now charged to the profit and loss account as incurred, rather than over the expected life of the related transactions. For further details of these changes in accounting policy see note 1 to the financial statements.

UK Retail Banking and Mortgages

The UK retail businesses of Lloyds TSB Group provide banking and financial services to personal customers, private banking and stockbroking. Lloyds TSB Group's UK mortgage business is conducted through Cheltenham & Gloucester, Lloyds TSB Bank, Lloyds TSB Scotland, Scottish Widows Bank and C&G TeleDirect.

	2003 £m	2002 £m	2001 £m
Net interest income	**3,137**	2,890	2,690
Other income	**909**	837	911
Total income	**4,046**	3,727	3,601
Operating expenses	**(2,409)**	(2,212)	(2,170)
Trading surplus	**1,637**	1,515	1,431
Provisions for bad and doubtful debts	**(594)**	(496)	(357)
Share of results of joint ventures	**(22)**	(11)	(10)
Profit before tax	**1,021**	1,008	1,064
Efficiency ratio	**59.5%**	59.4%	60.3%
Total assets (year-end)	**£90,272m**	£79,629m	£71,707m
Total risk-weighted assets (year-end)	**£53,846m**	£48,313m	£42,390m

2003 compared with 2002

Profit before tax from UK Retail Banking and Mortgages increased by £13 million, or 1 per cent, to £1,021 million, compared to £1,008 million in 2002. The results in 2003 have been adversely affected by a £200 million provision for remediation payments to customers in respect of past sales of mortgage endowment and long-term savings products, principally the Extra Income & Growth Plan. Adjusting for this provision there was a £213 million or 21 per cent growth in profit.

Total income increased by £319 million, or 9 per cent, to £4,046 million. Net interest income increased by £247 million, or 9 per cent, to £3,137 million as continued growth in lending and deposit balances added £379 million to net interest income partly offset by a reduction of £132 million caused by a 19 basis point reduction in the net interest margin. There was good organic growth in the personal loan and credit card businesses with outstanding balances increasing by 9 per cent and 18 per cent respectively over the year; after taking account of the impact of the acquisition of the Goldfish Bank portfolios, outstanding personal loan balances had increased by 10 per cent and credit card balances by 36 per cent by the end of December 2003. Within UK Retail Banking balances on current and savings and investment accounts grew by 10 per cent reflecting the growth in the number of added value accounts and the success of new savings products launched during 2003. Over the last twelve months, mortgage balances outstanding have increased by 13 per cent to £70,750 million as net new lending increased to £8,283 million from £5,889 million; this represents an improved market share of 8.6 per cent although it remains below the Lloyds TSB Group's market share of outstanding mortgages.

The net interest margin was 19 basis points lower. There has been margin contraction in the mortgages business as competitive pressures have caused a move to discounted and finer margin products; the margin on retail savings products has also fallen as the full effect of interest rate falls has not been passed on to customers and the benefit of low interest and interest-free current accounts has been reduced. This has been partly offset by an improved margin on personal loans, which has benefited from lower funding costs.

Other income increased by £72 million to £909 million. Fees earned from current account activity grew by £44 million reflecting increased volumes of added value accounts and higher monthly charges; returned cheque fees have also increased as the number of returned items has risen. There was also improved income from credit and debit card transactions, which increased by £46 million, mainly as a result of a growth in interchange income, higher overseas use commissions and other fees. This was partly offset by higher fees payable in respect of the credit card business, mainly reflecting volume growth and the cost of customer incentives, and increased package costs incurred on the added value account range as volumes have risen. A growth in fee income in the mortgages business as lending volumes have grown and charges increased, has been offset by the higher cost of customer incentives.

Operating expenses were £197 million, or 9 per cent higher, at £2,409 million compared to £2,212 million in 2002 as a result of the £200 million provision for customer redress; if this is excluded operating expenses fell by £3 million. There was an increase in salary and pension costs, largely reflecting the effects of the annual pay review and falling interest rates on the cost of providing post-retirement benefits, and the increased cost of agency staff and other contractors which have been offset to an extent by lower severance and related costs following the completion of a number of major restructuring initiatives. Advertising expenditure also increased particularly in the credit card and mortgage businesses and there was wider use of TV advertising; however there was a reduction in the level of operational losses and lower clearings costs. The efficiency ratio was largely unchanged.

Bad debt provisions increased by £98 million to £594 million as a result of an increase in the provisions required against the personal lending and credit card portfolios mainly reflecting volume growth during the year but also some deterioration in the arrears levels within the personal loan portfolio and an increase in fraud related losses. There was a net release of £18 million from the provisions held against the mortgage portfolio compared to a net release of £1 million in 2002, as the arrears position has improved and the value of the underlying security increased. The provisions charge as a percentage of average lending for personal loans and overdrafts increased to 4.25 per cent from 3.73 per cent in 2002, while the charge in the credit card portfolio decreased to 3.19 per cent from 3.52 per cent the previous year.

The Lloyds TSB Group's share of the results of its joint venture operations in 2003 was a loss of £22 million compared to £11 million in 2002. Following the purchase by the Lloyds TSB Group of the personal loan and credit card portfolios of Goldfish Bank, the remaining business is being wound down resulting in increased losses from asset write-downs and closure provisions.

2002 compared with 2001

Profit before tax from UK Retail Banking and Mortgages decreased by £56 million, or 5 per cent, to £1,008 million, compared with £1,064 million in 2001.

Total income increased by £126 million, or 3 per cent, to £3,727 million. Net interest income increased by £200 million, or 7 per cent, to £2,890 million. Growth in lending and deposit balances added £247 million to net interest income, which was only partly offset by a reduction of £47 million caused by a 7 basis points fall in the overall margin. Since 31 December 2001, personal loans and credit card lending increased by 15 per cent and 27 per cent respectively and, within Retail Banking, balances on current accounts and savings and investment accounts grew by 10 per cent. Mortgage balances outstanding increased by 10 per cent to £62,467 million representing a market share of 9.3 per cent. Gross new mortgage lending increased by 36 per cent to £19,039 million, compared with £13,986 million a year ago. Net new lending increased to £5,889 million resulting in a market share of net new lending of 7.5 per cent; the Lloyds TSB Group's market share of net new lending in the second half of 2002, at 8.8 per cent, was considerably better than in the first half of the year. Mortgages offer the Lloyds TSB Group the opportunity to sell a range of additional products and, during 2002, the Lloyds TSB Group's key objective in the mortgage business was to achieve an appropriate balance between market share and profitability.

The net interest margin fell by 7 basis points, reducing net interest income by £47 million. The margin on retail lending products was 3 basis points lower than in 2001, with an improved personal loan margin being offset by reduced margins on personal overdrafts and credit card lending. The deposit margin was 13 basis points lower as the full impact of interest rate reductions in the second half of 2001 has not been reflected in the rate of interest paid on some savings products and the benefit of interest-free and low interest current accounts has been reduced.

Other income decreased by £74 million, or 8 per cent, to £837 million. There was an improvement in income earned from credit and debit cards, and increased income from added value current accounts, but this was offset by a higher level of fees and commissions payable and a reduction of £57 million in profits from the sale and leaseback of premises, as the Lloyds TSB Group's strategy of converting much of its branch portfolio from freehold tenure to leasehold is almost complete.

Operating expenses were £42 million, or 2 per cent, higher at £2,212 million compared to £2,170 million in 2001. Costs associated with the Lloyds TSB Group's efficiency programme totalled £175 million compared to £134 million in 2001, an increase of £41 million, as the Lloyds TSB Group continues to invest in initiatives to enhance Retail Banking performance and rationalise software and systems. There were also increased staff costs particularly within the Mortgages business as additional staff were taken on in order to maintain customer service levels in the expanding portfolio. These increases and the effect of annual pay awards were partly offset by reduced headcount in the branch network and lower development costs in respect of internet banking and other initiatives. The efficiency ratio, however, improved to 59.4 per cent from 60.3 per cent in 2001.

Provisions for bad and doubtful debts were £139 million, or 39 per cent, higher at £496 million, compared to £357 million in 2001, as a result of volume related asset growth in the personal loan and credit card portfolios and a lower level of recoveries and releases following the non-recurrence of the release of surplus provisions of £72 million in 2001. Excluding these provision releases, the charge as a percentage of average lending for personal loans and overdrafts decreased to 3.73 per cent from 3.88 per cent in 2001, and the charge in the credit card portfolio decreased to 3.52 per cent from 3.60 per cent in 2001. Overall the arrears position remained stable.

Lloyds TSB Group's share of the results of its joint venture operations was a loss of £11 million, little changed from 2001.

Insurance and Investments

Lloyds TSB Group's insurance and investments activities comprise the life, pensions and unit trust businesses of Scottish Widows and Abbey Life, general insurance underwriting and broking, and Scottish Widows Investment Partnership.

	2003 £m	2002 £m	2001 £m
Net interest income	**81**	74	80
Other income	**1,653**	1,865	2,006
Total income	**1,734**	1,939	2,086
Operating expenses	**(404)**	(480)	(488)
Trading surplus	**1,330**	1,459	1,598
General insurance claims	**(236)**	(229)	(174)
Operating profit	**1,094**	1,230	1,424
Changes in economic assumptions	**(22)**	55	–
Investment variance	**125**	(943)	(860)
Profit before tax	**1,197**	342	564

2003 compared to 2002

The operating profit from Insurance and Investments, calculated as explained under 'Operating and financial review and prospects – Line of business information – Summary', fell by £136 million to £1,094 million from £1,230 million in 2002.

Total income was £205 million, or 11 per cent lower, at £1,734 million as a £212 million fall in other income more than offset a modest improvement in net interest income of £7 million. Other income was £1,653 million compared to £1,865 million in 2002. Income from long-term assurance business, excluding the effects of changes in economic assumptions and the investment variance, was £177 million lower. Income from existing business was lower as the benefit from experience variances and actuarial assumption changes reduced by £168 million, reflecting updated assumptions in respect of staff costs to support existing business and benefits recognised in 2002 from changes in the assumed shareholder tax rate and from the valuation of unmodelled products which have not been repeated; the expected return reduced by £48 million reflecting a reduction in the value of business in-force and a lower discount rate. There was also a reduction of £61 million in normalised investment earnings reflecting lower market rates of return. This has been partly offset by a £105 million reduction in provisions for customer redress. See 'Operating and financial review and prospects – Customer remediation payments'.

Insurance broking income fell by £43 million reflecting lower levels of creditor insurance and an increased allowance for the clawback of commissions by the insurance underwriters due to the early settlement of loans. There was also a £27 million reduction in income from unit trust and asset management activities as a result of lower average fund values and the continued weakness of the long-term savings market. This has been partly offset by a £49 million increase in general insurance premiums as income from the sale of home contents insurance has improved, helped by the buoyant housing market.

Operating expenses decreased by £76 million, or 16 per cent, to £404 million. There was a £42 million reduction in the costs related to the restructuring of the Scottish Widows business and the increased proportion of overall sales represented by life and pensions products has resulted in more of the cost base being accounted for within embedded value income. These factors have more than offset the effect of an increase in costs within the general insurance business to support expansion.

General insurance claims increased by £7 million to £236 million, as the effect of the increase in the size of the portfolio was largely offset by a reduction in claims caused by the generally mild weather conditions.

2002 compared to 2001

The operating profit from Insurance and Investments at £1,230 million, was £194 million, or 14 per cent, lower than 2001.

Net interest income was £6 million, or 8 per cent, lower at £74 million, compared to £80 million in 2001, largely reflecting the impact of lower interest rates on the cash balances held in the general insurance business.

Other income was £141 million, or 7 per cent, lower at £1,865 million, compared to £2,006 million in 2001. Income from the long-term assurance businesses, excluding the effects of changes in economic assumptions and the investment variance, was £245 million lower. New business income was £40 million higher, as a result of sales growth, but this was partly offset by a £28 million increase in distribution costs. The expected return on existing business reduced by £34 million, partly reflecting the lower average value of in-force business caused by the fall in the stock market in 2001, and investment earnings were £33 million lower, as a result of the reduction in the value of the investments supporting the long-term assurance funds. Following a review carried out in conjunction with the Financial Services Authority into past sales made by the Abbey Life sales force, a provision of £165 million was established in 2002 for the estimated cost of redress due to customers. In addition a further provision of £40 million was made in respect of compensation payable to past purchasers of pension policies, compared to £70 million in 2001. There was a reduction of £55 million in benefits from experience variances and actuarial assumption changes, largely reflecting the implementation of revised mortality assumptions which resulted in a one-off charge of £57 million. Fee income from the unit trust and asset management businesses fell by £59 million, reflecting the continued fall in the level of stock markets during 2002. This more than offset an increase in premium income from general insurance underwriting which was £58 million higher, as a result of strong growth in home products; commissions from insurance broking were £119 million higher, with continued growth in creditor insurance products.

Operating expenses, at £480 million, were down slightly from £488 million in 2001. Cost reductions resulting from lower levels of sales and marketing activities in the unit trust and asset management operations have been largely offset by higher client service costs and increased costs in the general insurance business, to manage the significant increase in volumes.

General insurance claims were £55 million, or 32 per cent, higher at £229 million compared to £174 million in 2001. The increase in claims reflects the significant growth in the size of the underwritten portfolio together with higher claims due to flood and storm damage during the early part of 2002.

Area of business

	2003 £m	2002 £m	2001 £m
Life, pensions and unit trusts:			
– Scottish Widows	**379**	590	643
– Abbey Life	**93**	92	190
– Provisions for customer redress	**(100)**	(205)	(70)
	372	477	763
General Insurance	**720**	753	651
Scottish Widows Investment Partnership	**2**	–	10
Operating profit	**1,094**	1,230	1,424
Changes in economic assumptions	**(22)**	55	–
Investment variance	**125**	(943)	(860)
Profit before tax	**1,197**	342	564

2003 compared to 2002

The operating profit from life, pensions and unit trusts decreased by £105 million, or 22 per cent, to £372 million from £477 million in 2002. Operating profit at Scottish Widows was £211 million lower at £379 million compared to £590 million in 2002. Profit from existing business was £171 million lower reflecting a reduction of £174 million in benefits from experience variances and actuarial assumption changes; within the expected return a reduction of £39 million reflecting the lower value of in-force business and a lower discount rate was offset by lower restructuring costs. Normalised investment earnings fell by £56 million due to lower expected investment returns and £13 million of development costs were incurred. This more than offset an increase in new business contribution which grew by £15 million or 13 per cent as a result of an improved product mix. Profits from the unit trust business increased by £14 million, largely reflecting the absence of restructuring related costs in 2003.

Abbey Life's operating profit increased by £1 million to £93 million. Profits from existing business were largely unchanged. A £6 million improvement in the benefit from experience variances and actuarial assumption changes offset a reduction in income from investments.

The provisions charge in respect of customer redress payments was £105 million lower in 2003. In 2002 a charge of £165 million was made in respect of sales of mortgage endowment and other long-term savings products made by the Abbey Life sales force, between 1988 and the disposal of the sales force in early 2000. This provision was increased by some £20 million in 2003 as greater experience has allowed management to refine the underlying assumptions. A further provision of some £35 million has been made in respect of sales made by the Abbey Life sales force prior to 1988. In 2002 there was also a charge of £40 million to increase the provisions held in respect of redress payments to past purchasers of pension policies; in 2003 a further charge of some £45 million has been made as the review now nears completion. See 'Operating and financial review and prospects – Customer remediation payments'.

The operating profit from the general insurance businesses fell by £33 million, or 4 per cent, to £720 million. Profit from the broking business was £54 million lower reflecting both a reduction in commission income and an increase in operating expenses, principally in relation to staff costs as a result of the annual pay review and increased numbers to support new business volumes and other initiatives. Within the underwriting business, profits improved by £21 million supported by growth in income coupled with a reduction in the claims ratio to 42.4 per cent from 45.7 per cent in 2002. See 'Operating and financial review and prospects – Line of business information – General Insurance'.

Pre-tax profit from Scottish Widows Investment Partnership ('SWIP') improved to £2 million reflecting an increase in new business and a lower level of investment expenditure.

2002 compared to 2001

The operating profit from life, pensions and unit trusts decreased by £286 million, or 37 per cent, from £763 million in 2001 to £477 million in 2002. Operating profit at Scottish Widows was £53 million lower at £590 million, compared to £643 million in 2001. Life and pensions new business income increased by £40 million, or 11 per cent, to £398 million, following a 7 per cent increase in weighted sales and a change in mix towards more profitable products. Investment earnings were £27 million lower, reflecting reduced asset values at the start of 2002, and life and pensions distribution costs rose £28 million, in line with sales. Unit trust profits were £36 million lower reflecting lower sales and reduced management income, both as a result of adverse stock market conditions.

Abbey Life's operating profit reduced by £98 million to £92 million in 2002. This reduction in profitability principally reflected reduced expected return from existing business and investment earnings as a result of lower asset levels at the start of 2002 and a reduction in benefits from experience variances and actuarial assumption changes, which were £73 million lower, as a number of one-off benefits in 2001 were not repeated.

The operating profit from the general insurance businesses increased by £102 million or 16 per cent, to £753 million from £651 million in 2001. Profit from the broking business was £118 million higher as a result of increases in commission income, particularly in respect of creditor products, and higher levels of retrospective commissions. However, there was a £16 million reduction in operating profits from the underwriting business as a result of an increase in weather related claims following floods and storms early in 2002 and increased distribution and administration expenses, as a result of higher transaction volumes.

SWIP achieved a break-even result, compared to a profit of £10 million in 2001, the reduction in profitability being driven primarily by lower stock market levels and significant investment in new infrastructure to support future business growth. At the end of 2002 SWIP had some £70 billion of funds under management compared to £78 billion at the end of 2001; the decline reflected the continued fall in stock market levels over 2002.

Changes in economic assumptions

Lloyds TSB Group accounts for the value of the shareholder's interest in the long-term assurance business using the embedded value basis of accounting. The embedded value comprises the net tangible assets of the life assurance subsidiaries and the present value of the in-force business. The present value of the in-force business is calculated by projecting future surpluses and other net cash flows attributable to the shareholder and discounting the result at a rate which reflects the shareholder's overall risk premium.

When projecting future surpluses and other net cash flows Lloyds TSB Group makes a series of assumptions about long-term economic conditions. Prior to 2002, these assumptions were only updated infrequently for changes that were considered sustainable. In order to achieve greater comparability with other listed insurers in the UK, in 2002 the Lloyds TSB Group changed its practice and now revises these assumptions at each reporting date.

The economic assumptions have been revised at 31 December 2003 as follows:

	2003 %	2002 %	2001 %
Risk-adjusted discount rate (net of tax)	**7.60**	7.35	8.50
Return on equities (gross of tax)	**7.45**	7.10	8.00
Return on fixed interest securities (gross of tax)	**4.85**	4.50	5.25
Expenses inflation	**3.80**	3.30	3.00

The revised assumptions have resulted in a net charge to the profit and loss account in 2003 of £22 million (2002: a credit of £55 million) of which £21 million is attributable to the increase in the rate of expenses inflation from 3.30 per cent to 3.80 per cent.

Investment variance

In accordance with generally accepted accounting practice in the UK, it is Lloyds TSB Group's accounting policy to carry the investments comprising the reserves held by its life companies at market value. The reserves held to support the with-profits business of Scottish Widows are substantial and changes in market values cause significant volatility in the Group's embedded value earnings, which are beyond the control of management. Consequently, in order to provide a clearer representation of the underlying performance, the results of the life and pensions business are separately analysed to show an operating profit including investment earnings calculated using longer-term investment rates of return, and annual management charges based on unsmoothed fund values. The investment variance represents the difference between the actual investment return in the year on investments backing shareholder funds and the expected return based upon the economic assumptions made at the beginning of the year, and the effect of these fluctuations on the value of in-force business. The effects of other changes in economic circumstances beyond the control of management are also reflected in the investment variance. A similar approach has been adopted for Lloyds TSB Group's general insurance business.

In 2003, there was a positive investment variance of £125 million (2002: negative £943 million, 2001: negative £860 million) reflecting the recovery in stock market values during 2003; the FTSE All-Share index increased by 17 per cent in 2003 compared with a 24 per cent fall in 2002. The benefit of improving stock markets was limited by the lower equities content in the long-term assurance funds and a reduction in the values of fixed interest investments.

Life, pensions and unit trusts operating profit

The operating profit of the life, pensions and unit trust businesses is analysed in the following table. The basis of this analysis is as follows:

The life and pensions results are split into five elements:

- New business income: this represents the value recognised at the end of each financial year from the new business written during that year after taking into account the cost of establishing technical provisions and reserves. This is shown before the significant costs of acquiring that new business, which are shown separately as 'Distribution costs'.
- Distribution costs: the costs of acquiring the new business generated in the year. These comprise the cost of selling products through Lloyds TSB Bank's branch network; the commissions paid to independent financial advisors and related costs of sales through this channel; and the costs of other direct sales channels.
- Existing business: this comprises the following elements:
  - the expected return arising from the unwinding of the discount applied to the expected cash flows at the beginning of a year;
  - experience variances caused by differences between the actual experience during the year and the expected experience;
  - the effects of changes in assumptions, other than economic assumptions, and other items; and
  - provisions for customer redress.

- Development costs: these costs represent the investment made during the year in Sandler products and depolarisation developments, and the development of e-commerce relationships with IFAs.
- Investment earnings: this represents the expected investment return on both the net tangible assets and the value of the shareholder's interest in the long-term business account, based upon the economic assumptions made at the beginning of the year.

Unit trust income is shown before the acquisition costs of new business which are separately disclosed.

	2003 £m	2002 £m	2001 £m
New business income	**457**	398	358
Life and pensions distribution costs	**(327)**	(283)	(255)
New business contribution	**130**	115	103
Existing business:			
– Expected return	**276**	273	307
– Experience variances	**(16)**	(1)	37
– Assumption changes and other items	**(75)**	78	95
– Provisions for customer redress	**(100)**	(205)	(70)
	85	145	369
Development costs	**(13)**	–	–
Investment earnings	**153**	214	247
	355	474	719
Unit trusts	**71**	92	144
Unit trust distribution costs	**(54)**	(89)	(100)
	17	3	44
Operating profit of life, pensions and unit trusts	**372**	477	763
Changes in economic assumptions	**(22)**	55	–
Investment variance	**112**	(883)	(814)
Profit (loss) before tax	**462**	(351)	(51)

The table below shows the level of new business premium income and unit trust sales. Management monitor these figures because they provide an indication of both the performance and the profitability of the business.

	2003 £m	2002 £m	2001 £m
New business premium income and unit trust sales			
Regular premiums	**337.9**	286.3	282.0
Single premiums	**2,638.3**	3,089.0	2,741.0
Unit trusts:			
– Regular premiums	**41.0**	71.5	65.0
– Single premiums	**907.3**	1,009.5	1,335.5
Total unit trusts	**948.3**	1,081.0	1,400.5

Weighted sales is a UK insurance industry standard which measures the new business volumes; the weighting is made towards regular premium policies to reflect the long-term nature of these contracts. There are four main distribution channels for the sale of Lloyds TSB Group's life, pension and unit trust products and the table below shows the relative importance of each.

	2003 £m	2002 £m	2001 £m
Weighted sales (regular + 1/10 single) by distribution channel			
Branch network	**278.8**	350.6	376.2
Independent financial advisors	**391.6**	335.4	269.6
Direct	**61.6**	67.9	87.2
International and other	**1.4**	13.7	21.7
	733.4	767.6	754.7

2003 compared to 2002

The operating profit of the life, pensions and unit trust businesses in 2003 fell by £105 million to £372 million.

New business income increased by £59 million, or 15 per cent, to £457 million. Weighted sales of life and pensions products increased by 1 per cent as sales volumes were affected by weak demand as consumer confidence in long-term savings products remained low. However there was a further change in the product mix towards higher margin regular premium protection policies with the emphasis upon sales of lower margin single premium life products being reduced. The new business margin, defined as new business contribution divided by weighted sales, improved to 21.6 per cent compared to 19.3 per cent in 2002. The increase in distribution costs was also higher than sales volumes. Costs were up £44 million, or 16 per cent, to £327 million partly reflecting the increase in the proportion of sales made through the comparatively more expensive independent financial advisor ('IFA') channel and also the higher levels of commission payable on sales of the more profitable products.

Regular premium sales amounted to £337.9 million, or 56 per cent of total life and pensions weighted sales, compared to £286.3 million, or 48 per cent of the total in 2002, an increase of £51.6 million. Weighted sales of regular premium pension products increased by £24.0 million as improved sales through the IFA channel, reflecting both Scottish Widows' marketing initiatives and investment in this channel, more than offset a reduction in sales through the branch network which have been affected by weak demand. Sales of regular premium life products increased by £27.6 million mainly as a result of higher sales of term assurance and savings products; sales of mortgage-related products providing life cover on repayment mortgages continued to improve, reflecting the buoyant housing market and the resulting strong growth in mortgage lending.

Sales of single premium products fell by £450.7 million, or 15 per cent, from £3,089.0 million in 2002 to £2,638.3 million in 2003. Single premium life product sales decreased by £685.1 million as a result of further reductions in sales of investment bonds due to low stock market values and adverse media comment and the closure of an investment trust in the first half of 2003 due to a lack of suitable quality investment opportunities. This was partly offset by strong growth in single premium pension business; sales rose by £218.9 million or 21 per cent as a result of the improved performance of stakeholder pension products. Sales of single premium annuity business increased by £15.5 million, or 3 per cent, following pricing changes in 2002.

Unit trust sales were £132.7 million, or 12 per cent, lower at £948.3 million compared to £1,081.0 million in 2002 as consumers continue to view investments in equity-based products with caution.

Weighted sales of life, pensions and unit trust products were £733.4 million compared to £767.6 million in 2002. By distribution channel, sales through the branch network fell by £71.8 million, or 20 per cent, to £278.8 million mainly reflecting the significant reductions during 2003 in sales of single premium life and pensions products and unit trusts. Sales of regular premium products were broadly unchanged as initiatives within the branch network resulted in an increase in term assurance sales, which offset a fall in sales of pension products. Branch network sales during 2003 were affected by significant restructuring activity in the personal sector regulated sales force, to reflect lower levels of new business and improved cost efficiency, which has resulted in a reduction in its size of almost one third. Direct sales decreased by £6.3 million as a result of lower single premium product sales in difficult market conditions. However, sales through the IFA channel improved by £56.2 million, or 17 per cent, to £391.6 million with particularly strong growth in regular premium products reflecting the benefits of the investment made into this channel in 2002 and earlier. In the 2003 IFA Service Awards, Scottish Widows achieved a five-star rating in all categories.

Existing business profits fell by £60 million, or 41 per cent, to £85 million from £145 million in 2002. Within the expected return a reduction of £39 million reflecting a reduction in the value of in-force business and a lower discount rate was offset by lower restructuring costs in 2003. There was a reduction of £168 million in the benefits from changes in actuarial assumptions and experience variances. It is common practice for life assurance companies to regularly review the detailed assumptions that support the embedded value calculations having regard to recent experience. In 2003 there was a charge of £75 million in respect of actuarial assumption changes compared to a credit of £78 million in 2002, reflecting the capitalisation of pension scheme contributions, following their recommencement in 2003, within the Lloyds TSB Group's embedded value calculations and benefits in 2002 from revisions to the assumed shareholder tax rate and the valuation of unmodelled products which have not been repeated. Experience variances were £15 million worse as a result of a deterioration in lapse and persistency rates. These factors have been partly offset by a £105 million reduction in the level of additional provisions required for redress payments to customers.

Normalised investment earnings fell by £61 million, or 29 per cent, to £153 million from £214 million in 2002 reflecting a reduction in the expected rates of return in the low interest rate environment in the UK.

Unit trust profits were £17 million compared to £3 million in 2002. Income in the unit trust business is derived from both initial charges at the point of sale and annual management fees which are calculated as a percentage of the unit trust funds. During 2003 overall unit trust income fell by 23 per cent broadly in line with the reduction in weighted average sales, which were 24 per cent lower. However, new business income only fell by 10 per cent as a result of a shift in the mix of business towards higher margin products with the remainder of the reduction reflecting lower annual management charges as the depressed stock markets have caused fund values to reduce. Unit trust distribution costs have fallen by 39 per cent as a result of the fall in sales volumes and the absence of restructuring related costs in 2003.

2002 compared to 2001

The operating profit of the life, pensions and unit trust businesses in 2002 was £477 million, compared to £763 million in 2001, a decrease of £286 million, or 37 per cent.

New business income from the life and pensions businesses was £40 million, or 11 per cent, higher at £398 million. This increase in profits reflects a 7 per cent increase in weighted sales from life and pensions products, and an improved performance in the more profitable life products. The life and pensions new business margin improved to 19.3 per cent from 18.5 per cent in 2001. The improvement largely arose from an improved product mix, as a result of the growth in sales of higher margin term assurance and regular premium life products. Distribution costs increased by £28 million, or 11 per cent, to £283 million from £255 million partly due to the growth in weighted sales but also because of the increasing proportion of sales made through independent financial advisors.

Regular premium sales, at £286.3 million, were £4.3 million, or 2 per cent, higher than 2001. Regular premium mortgage-related product sales, providing life cover on repayment mortgages, were £10.3 million higher as a result of the buoyant housing market in the UK and successful cross-selling to mortgage customers in the branch network. Sales of non-mortgage related life products were also higher reflecting strong sales of term assurance products following a number of sales initiatives in the branch network. These increases, however, were partly offset by a £20.1 million reduction in sales of regular premium pension products. Sales of the stakeholder pension product had been strong since the launch in April 2001, as the lower charges on this product continued to make it attractive; however this growth was more than offset by reduced sales of the older pension products, reflecting the less attractive charging structures and adverse stock market conditions.

Single premium sales were £348.0 million, or 13 per cent, higher at £3,089.0 million, compared to £2,741.0 million in 2001. Sales of single premium life products were £152.4 million lower, reflecting reduced sales of investment bond products which had been affected by low stock market levels and adverse press comment. Annuity sales, however, were £158.4 million higher; Scottish Widows had improved their position in the annuity market by maintaining rates, in the face of competitor reductions, and through the launch of a number of new products. Single premium pension sales increased by £342.0 million, benefiting from an increase in Department of Social Security rebates.

Overall sales of unit trust products were £319.5 million lower. There was a large fall in sales of equity-based Individual Savings Accounts, as a result of the continuing volatility in global stock markets throughout 2002.

Weighted sales of life and pensions and unit trust products were £767.6 million compared to £754.7 million in 2001. By distribution channel, weighted sales through the branch network have fallen by 7 per cent, with decreases in sales of life and pension products, particularly investment bond products which had been affected by low stock market levels and adverse press comment, and lower unit trust sales as a result of the depressed market conditions. Weighted sales by independent financial advisors increased by 24 per cent as a result of the strong sales of single premium stakeholder pensions and annuities products. Direct sales were down 22 per cent, partly a result of market conditions; in particular volumes of pension and annuity product sales have fallen with customers preferring to purchase these products from independent financial advisors.

Existing business earnings fell by 61 per cent to £145 million, from £369 million in 2001. The expected return from existing business was £34 million lower at £273 million reflecting the lower value of in-force business at the beginning of 2002, caused by the effect of lower stock markets on annual management charges. In addition, there was a reduction of £55 million in benefits from experience variances and actuarial assumption changes, largely reflecting the implementation of revised actuarial mortality assumptions. There was a £30 million reduction in provisions for redress to past purchasers of pension policies, although this was more than offset by a £165 million provision for possible redress to past purchasers of endowment policies.

Life and pensions investment earnings, at £214 million, were £33 million, or 13 per cent, lower than in 2001. This fall reflected the lower asset level at the start of 2002, following poor stock market performance in the latter part of 2001.

Unit trust profits in 2002, at £3 million, were down significantly from £44 million in 2001. During 2002, unit trust income, before distribution costs, reduced by 36 per cent compared to 2001. This reduction reflects a fall in income from initial charges, following a 13 per cent fall in weighted sales, and a £32 million decrease in annual management fee income, as global stock market conditions have reduced the value of the funds managed. Unit trust distribution costs have fallen in line with the reduced sales.

General Insurance

The following table shows premium income from underwriting and commission income from insurance broking.

	2003 £m	2002 £m	2001 £m
Premium income from underwriting:			
Creditor	**104**	107	110
Home	**410**	350	281
Health	**43**	44	45
Reinsurance premiums	**(22)**	(15)	(8)
	535	486	428
Commissions from insurance broking:			
Creditor	**351**	426	323
Home	**30**	44	41
Health	**16**	17	22
Other	**207**	160	142
	604	647	528
Operating profit	**720**	753	651
Investment variance	**13**	(60)	(46)
Profit before tax	**733**	693	605

2003 compared to 2002

The operating profit, calculated as explained under 'Operating and financial review and prospects – Line of business information – Summary' from general insurance was £720 million, a reduction of £33 million, or 4 per cent, compared to 2002. This comprised a profit of £219 million from the general insurance underwriting operations and £501 million from the broking operations.

The operating profit of the underwriting business at £219 million was £21 million, or 11 per cent, higher than in 2002. Premium income increased by £49 million, or 10 per cent, to £535 million as a result of continued strong growth in income from the sale of home insurance products which rose by £60 million. An increase in average sums assured has more than offset a decline in sales volumes, particularly through the IFA channel, as commission rates became uncompetitive; sales volumes started to improve in the final quarter of 2003 as commissions payable were increased. Creditor insurance premiums were £3 million lower and reinsurance premiums increased by £7 million due to increased rates in the reinsurance market and higher underwritten premiums.

Costs were £12 million higher. Operating expenses increased by £6 million as a growth in salary costs was partly offset by a reduction in advertising and severance related costs. There was also a £6 million increase in commissions payable reflecting the growth in premium income.

General insurance claims were £7 million higher at £236 million compared to £229 million in 2002. The claims ratio fell from 45.7 per cent to 42.4 per cent reflecting the beneficial effect of generally mild weather conditions although this did cause an increase in subsidence related claims in the second half of 2003.

The operating profit of the general insurance broking business was £54 million, or 10 per cent lower, at £501 million compared to £555 million in 2002. Commission income fell by £43 million reflecting a £75 million reduction in income from creditor insurance products as personal loan sales volumes within the branch network have started to slow and an allowance of £35 million has been made against the clawback of commissions by the insurance underwriters as loans are settled early. Income from sales of home insurance products fell by £14 million due to more competitive offers from other market participants. These factors have been partly offset by a £47 million improvement in other commissions reflecting a significant increase in the level of retrospective commissions receivable from underwriters as the favourable economic conditions have improved the profitability of the policies written. There was a £4 million increase in operating expenses principally reflecting higher staff costs due to both the annual pay review and increased numbers to support new business volumes and other initiatives.

2002 compared to 2001

The operating profit from general insurance was £753 million in 2002, up £102 million or 16 per cent from £651 million in 2001. This comprised a profit of £198 million from general insurance underwriting and £555 million from broking activities.

The operating profit of the underwriting business, at £198 million, was down £16 million, or 7 per cent, from £214 million in 2001. Premium income increased by £58 million, or 14 per cent, to £486 million, principally driven by a £69 million increase in income from home protection products reflecting the strength of the housing market in the UK and success in cross-selling home insurance products to mortgage customers. Creditor insurance premiums were £3 million lower, due to the continuing impact of the outsourcing of the card protection book in 2000. Reinsurance premiums payable have increased by £7 million to £15 million, following a decision to mitigate the risks on policies with large sums assured.

Operating expenses increased in line with sales, as more staff were taken on to deal with the increased business volumes, and commissions expense increased by £18 million as a result of increased sales volumes and, in particular, higher levels of affinity sales.

Claims were £55 million, or 32 per cent, higher at £229 million compared to £174 million in 2001. The overall claims ratio at 45.7 per cent was higher than in 2001 (39.9 per cent) largely as a result of increased property claims, due to a 26 per cent growth in the home underwritten portfolio, and higher weather and flood related insurance claims.

The operating profit of the general insurance broking business, at £555 million, was £118 million, or 27 per cent, higher than £437 million in 2001, principally reflecting a £119 million increase in broking commission income to £647 million in 2002. Creditor insurance commissions were £103 million higher at £426 million reflecting improved penetration into the Lloyds TSB Group's personal credit portfolios, coupled with the benefit of higher volumes of personal loans and credit card outstandings. There has also been a benefit from the Lloyds TSB Group's continuing shift towards broking more general insurance business. Other commission income was £18 million higher as increased commissions on motor and other smaller products, together with increased levels of retrospective commissions on a number of products, more than offset the impact of the non-repetition of a one-off benefit of £30 million in 2001 which resulted from a change in broking arrangements.

Wholesale and International Banking

Lloyds TSB Group's Wholesale and International Banking business comprises banking, treasury, large value lease finance, long-term agricultural finance, share registration, venture capital, factoring and invoice discounting, and other related services for major UK and multinational companies, banks and financial institutions, and small and medium-sized UK businesses, and other forms of asset finance. It also includes banking and financial services overseas; following the disposal of Lloyds TSB Group's operations in New Zealand these activities are now in three main areas (the Americas, Europe and Offshore Banking).

	Continuing operations £m	Discontinued operations £m	2003 £m	2002 £m	2001 £m
Net interest income	**1,876**	**511**	**2,387**	2,458	2,359
Other income	**1,514**	**142**	**1,656**	1,588	1,432
Total income	**3,390**	**653**	**4,043**	4,046	3,791
Operating expenses	**(2,028)**	**(272)**	**(2,300)**	(2,185)	(1,960)
Trading surplus	**1,362**	**381**	**1,743**	1,861	1,831
Provisions for bad and doubtful debts	**(306)**	**(63)**	**(369)**	(540)	(396)
Amounts written off fixed asset investments	**(44)**	**–**	**(44)**	(57)	(22)
	1,012	**318**	**1,330**	1,264	1,413
Profit on sale of businesses	**–**	**865**	**865**	–	39
Profit before tax	**1,012**	**1,183**	**2,195**	1,264	1,452
Efficiency ratio			**56.9%**	54.0%	51.7%
Total assets (period-end)			**£101,555m**	£117,066m	£107,034m
Total risk-weighted assets (period-end)			**£63,065m**	£73,000m	£64,464m

2003 compared to 2002

The profit before tax of Wholesale and International Banking increased by £931 million to £2,195 million including a profit on the disposal of businesses in New Zealand, Brazil and France of £865 million. If this gain is excluded there was an underlying improvement in profit of £66 million to £1,330 million; of this amount the businesses which have now been disposed of contributed £318 million compared to £279 million in 2002.

Total income decreased by £3 million to £4,043 million. Net interest income fell by £71 million to £2,387 million. Within the Wholesale businesses net interest income fell by £74 million reflecting the implementation of the Competition Commission's SME report remedies: the provision of interest-bearing current accounts to small business customers has caused the margin to fall by 24 basis points, reducing net interest income by £169 million. There was also lower income from treasury activities as the interest rate cut in the early part of the year and flattening of the yield curve reduced market opportunities. This more than offset the effects of strong growth within the asset finance operations which resulted in an increase in net interest income of £99 million; average asset finance balances increased by £991 million, mainly due to the continued demand for consumer credit in the UK and the margin widened by 48 basis points. There was also an increase in income from structured finance transactions following the growth in balances during 2002. In International Banking there was a modest increase in net interest income of £3 million. There was a £44 million improvement in net interest income from New Zealand as volume growth and favourable exchange rate movements have more than offset the effect of some margin erosion. In other areas, however, net interest income has fallen as balances have been reduced, particularly in Latin America, as the Lloyds TSB Group has sought to reduce its exposure to these economies.

Other income increased by £68 million, or 4 per cent, to £1,656 million as a result of a £109 million increase within Wholesale. This principally reflects the inclusion of income from the sale of cars by the Dutton-Forshaw Group following its acquisition in December 2002, increasing income by £51 million, and gains of £34 million on the sale of a number of leases by Lloyds TSB Leasing where the tax attributes could be used by the purchasers. There have also been increases in the level of gains realised on the sale of venture capital investments and fees from corporate, asset finance and factoring activity; however, this has been partly offset by a £36 million increase in commissions paid to motor dealers by the asset finance operation, reflecting the growth in levels of new business, and lower income from company registration activities. In International Banking, other income fell by £41 million mainly as a result of a £28 million reduction in profits from the sale and leaseback of premises. There was also a reduction in fund management fees, partly due to the disposal of the business in France, and lower income from Argentina as the level of activity has been reduced, which has more than offset improvements in Brazil and New Zealand, principally from treasury operations.

Operating expenses increased by £115 million or 5 per cent. In Wholesale there was an increase of £121 million; the inclusion of the Dutton-Forshaw Group accounted for £44 million of this increase. Within Corporate Banking there was a £39 million increase in costs. Operating lease depreciation increased by £19 million as an accelerated charge was recorded following the reassessment of the carrying value of a small number of operating lease assets and there were higher staff and risk management costs, although this was partly offset by lower reorganisation costs. There were smaller increases in other areas of Wholesale principally relating to staff and consultancy costs to support a number of major projects. In International Banking operating expenses reduced by £6 million as higher costs in Brazil and New Zealand, mainly reflecting exchange rate movements, have been offset by lower costs in the European operations following the disposal of the Lloyds TSB Group's businesses in France.

The provisions charge fell by £171 million to £369 million. The charge within Wholesale fell by £78 million as the level of new provisions required against corporate customers reduced. In 2002 provisions totalling some £100 million were made against large US exposures which have not been repeated to the same extent during 2003. In the asset finance business the provisions charge was largely unchanged despite strong lending growth during 2003, as the high level of voluntary terminations experienced in 2002 were not repeated during 2003. Within International Banking the charge fell by £93 million mainly as a result of a reduction of £79 million in the new provisions required against the Lloyds TSB Group's exposures in Argentina as the economic conditions in that country have started to stabilise. There has also been a reduction in the charge in other Latin American operations as specific cases requiring provisions in 2002 have not been repeated.

Amounts written off fixed asset investments fell by £13 million to £44 million reflecting lower charges against both corporate and venture capital investments.

In 2003, a profit of £865 million arose on the sale of The National Bank of New Zealand, substantially all of Lloyds TSB Group's businesses in Brazil and its French fund management and private banking businesses.

2002 compared to 2001

The profit before tax of Wholesale and International Banking decreased by £188 million, or 13 per cent, to £1,264 million in 2002 from £1,452 million in 2001. The acquisition during the year of First National Vehicle Holdings, Abbey National Vehicle Finance and the Dutton-Forshaw Group had a significant impact on the trends in income and expenses within Wholesale and International Banking. In 2002 these acquisitions contributed £101 million of income, and £102 million of operating expenses, including goodwill amortisation of £3 million, resulting in a loss before tax of £1 million.

Total income increased by £255 million, or 7 per cent, to £4,046 million. Excluding the impact of acquisitions, total income was £154 million, or 4 per cent, higher. Net interest income was £99 million higher at £2,458 million. Growth in interest-earning assets more than offset a 24 basis point reduction in the net interest margin and the effect of adverse exchange rate movements, which reduced net interest income by £116 million.

Total assets were £10,032 million, or 9 per cent, higher at £117,066 million. Of this increase, some £4,700 million resulted from a growth in debt securities within Wholesale, reflecting an increase in the Lloyds TSB Group's portfolio of asset backed securities, most of which are triple A rated. The portfolio allows the Lloyds TSB Group to provide a securitised asset funding service for its corporate clients (see 'Operating and financial review and prospects – Liquidity'), and to participate in structured deals with a limited number of global financial institutions. Customer lending balances increased by some £2,600 million with growth in lending to large corporates and asset finance balances as these businesses have sought to grow their balance sheets. There was an increase in interbank lending of some £2,400 million mainly as a result of deposits made by the Lloyds TSB Group's Treasury department in London as part of its liquidity management activities. Within International Banking, total assets decreased by £109 million as strong growth in New Zealand, where total assets increased by £2,370 million in sterling terms, was offset by reductions in the Lloyds TSB Group's exposure to Brazil and Argentina.

Other income increased by £156 million, or 11 per cent, to £1,588 million. Operating lease rentals were £111 million higher; of this growth £83 million was due to the acquisitions made during the year, with the balance due to organic growth in the Lloyds UDT and Lloyds TSB Leasing portfolios. A higher level of insurance commission income within the asset finance business and a £20 million increase in corporate banking and factoring fees were offset by a £35 million reduction in the realisations of venture capital gains. Fee income in the company registration business was £6 million lower, as the exceptionally high levels of company transactions in 2001 were not repeated. Overseas, other income increased by £29 million mainly as a result of profits on the sale and leaseback of premises totalling £32 million.

Operating expenses increased by £225 million, or 11 per cent, to £2,185 million. Excluding the effect of acquisitions made during the year, the underlying increase was £123 million. Of this increase £33 million was due to increased operating lease depreciation as a result of organic growth in the Lloyds UDT and Lloyds TSB Leasing portfolios and the non-repetition of a one-off benefit of £23 million recognised in 2001 in respect of certain ship leases. There was increased investment spend in corporate and commercial banking activities to support business growth and increased staff and other costs in the UK asset finance and business banking businesses. Overseas, costs were little changed as increases in New Zealand, to support recent business growth, and the effect of annual pay awards and increased pension costs, were offset by favourable exchange movements.

Provisions for bad and doubtful debts were £144 million, or 36 per cent, higher at £540 million compared to £396 million in 2001. The charge in respect of corporate banking operations was £145 million higher following a charge of some £100 million in respect of certain large US corporates, caused by accounting and operational irregularities, and an increased charge from the UK corporate lending portfolio reflecting the slowdown in activity in certain sectors of the UK economy. The charge in respect of the asset finance businesses increased by £11 million mainly as a result of volume growth and a high level of voluntary terminations. Within International Banking, the charge was £21 million lower as a result of lower specific provisions in Losango, the Lloyds TSB Group's consumer finance business in Brazil, largely reflecting exchange rate movements. There was a general provision charge of £50 million in relation to the Lloyds TSB Group's exposure to Argentina, compared to £55 million in 2001.

Amounts written off fixed asset investments were £35 million higher at £57 million. There was a £21 million charge following operating irregularities on one securitisation issue and a £21 million increase in the charge in respect of the Lloyds TSB Group's development capital business, following the significant growth in the portfolio over recent years. These increases were partly offset by the non-repetition of a charge of £7 million incurred in 2001, in respect of Argentine government debt instruments held within International Banking.

Central group items

Included within Central group items are the costs of Lloyds TSB Group support functions, the accrual for the annual payment to the Lloyds TSB Foundations, other finance income arising on the Lloyds TSB Group's post-retirement defined benefit schemes together with the cost of any benefit augmentations in those schemes, the net earnings on that part of Lloyds TSB Group's capital base which is not required to support the operations of the businesses together with earnings on the emerging markets debt investment portfolio, and other items of income and expenditure managed centrally.

	2003 £m	2002 £m	2001 £m
Accrual for payment to Lloyds TSB Foundations	**(31)**	(33)	(36)
Other finance income	**34**	165	307
Pension scheme benefit augmentations	**–**	–	(82)
Earnings on surplus capital and the emerging markets debt investment portfolio	**(50)**	(105)	(39)
Abbey National offer costs	**–**	–	(16)
Central costs and other unallocated items	**(18)**	(23)	(47)
(Loss) profit before tax	**(65)**	4	87

2003 compared to 2002

The four independent Lloyds TSB Foundations support registered charities throughout the UK that enable people, particularly disabled and disadvantaged, to play a fuller role in society. The Foundations receive 1 per cent of the Lloyds TSB Group's pre-tax profit after adjusting for gains and losses on the disposal of businesses and pre-tax minority interests, averaged over three years, instead of the dividend on their shareholdings. In 2003, the Group accrued £31 million for payment to the Lloyds TSB Foundations, a reduction of £2 million compared to 2002. Although there has been a recovery in profitability during 2003 after making adjustment for disposal gains, there has been a continued fall in the three year rolling average further reducing the amount payable. See note 41 to the financial statements.

Other finance income represents income from the expected return on the Group's pension fund assets after a charge for the unwinding of the discount on the pension fund liabilities. The significant reduction in income in 2003 reflects the combined impact of a reduction in the expected return on lower pension scheme assets as a result of the continuing weakness in global equity markets, and increased pension fund liabilities at the beginning of the year.

Earnings on surplus capital and the emerging markets debt investment portfolio reflect earnings on capital held at the Group centre, less the funding cost of recent acquisitions, and profits from the Group's investment portfolio of emerging markets debt securities. During the first half of 2003 improved secondary bond market conditions allowed the Group to sell its portfolio of emerging markets debt securities. Profits on bond sales, and certain closed foreign exchange positions, in 2003 totalled some £295 million compared to £212 million in 2002. The Group will not achieve any further contribution from the emerging markets debt portfolio. This benefit has been partly offset by lower earnings on the investment of the Lloyds TSB Group's capital reflecting the reduction in average UK interest rates since 2002.

2002 compared to 2001

The reduction in the charge in respect of the payment to the Lloyds TSB Foundations in 2002 reflected the continued fall in Lloyds TSB Group profits during the year.

Other finance income at £165 million was £142 million, or 46 per cent, lower than in 2001, as a result of a reduced expected return on the pension scheme assets following the fall in their value during 2001, together with an increased charge in respect of the unwinding of the discount on the scheme liabilities. Costs of £82 million in 2001 in respect of benefit augmentations in the Lloyds TSB Group's main pension schemes were not repeated in 2002.

Earnings on surplus capital and the emerging markets debt investment portfolio were £66 million lower due to increased interest expense following issues of subordinated debt during 2002 and a reduction in the level of surplus capital because of dividend payments and increased investment in the business units. Benefits realised in 2001 of £30 million from changes in interest rate hedging arrangements were not repeated.

Future accounting developments

In common with other listed companies governed by the law of an EU member state, for financial years beginning on or after 1 January 2005 the Lloyds TSB Group will be required to prepare its financial statements in accordance with international accounting standards adopted at the European level (endorsed IASs or IFRSs). This requirement will therefore first be effective for the Lloyds TSB Group's 2005 financial statements. A significant amount of work has already been performed to prepare for the transition to international accounting standards. Detailed analyses have been performed within each of the Lloyds TSB Group's principal businesses to identify those areas where changes to existing accounting practice will be required and plans developed to make amendments to the systems and processes to address the revised requirements.

The international accounting standards likely to have the most significant effect upon the financial statements of the Lloyds TSB Group are IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement'. Implementation of these standards will result in changes to the way in which many of the transactions entered into by the Lloyds TSB Group are accounted for and presented in the balance sheet. In particular, these standards will require a much wider use of fair values within the financial statements which is likely to result in greater volatility in both earnings and shareholders' equity. Neither IAS 32 nor IAS 39 have yet been endorsed by the European Commission and the International Accounting Standards Board ('IASB') is still considering possible amendments to the standards; therefore their eventual content and timing of implementation remains uncertain.

The IASB's proposals in the area of insurance accounting are also likely to have an effect upon the Lloyds TSB Group's financial statements. An exposure draft has been issued setting out a limited revision to the accounting framework pending the completion of a more wide-ranging review, which is not expected to be before 2007. The requirements in the exposure draft will result in some products, which are currently accounted for as insurance using the embedded value basis of accounting, being accounted for as financial instruments. The IASB is still considering the responses that it has received to the exposure draft and the eventual requirements of the resulting IFRS remain uncertain.

Information concerning other future accounting developments is provided in note 50 to the financial statements.

UK compared with US GAAP

Under US GAAP, Lloyds TSB Group's net income for the year ended 31 December 2003 was £3,231 million (2002: £1,753 million) compared to £3,254 million (2002: £1,790 million) under UK GAAP. Reconciliations between the UK GAAP and US GAAP figures, together with detailed explanations of the accounting differences, are included in note 50 to the financial statements.

The most significant areas of difference between UK GAAP and US GAAP which affect net income are as follows:

Insurance accounting. Under UK GAAP applicable to banking groups, life assurance activities are accounted for using the embedded value basis of accounting which requires the recognition of the discounted value of the projected future net cash flows attributable to the shareholder at the point of sale. UK GAAP therefore results in a substantial proportion of the net profit accruing on a portfolio of life assurance polices being recognised at their inception. Under US GAAP income is recognised in the profit and loss account in the period in which it is earned and expenses in the period in which they are incurred. This results in a more even recognition of profit over the life of the related policies.

Goodwill and intangible assets. Under US GAAP, following the full implementation of SFAS No. 142 in 2002, goodwill is no longer amortised through the profit and loss account. Goodwill continues to be amortised under UK GAAP, however the charge in the Lloyds TSB Group's profit and loss account is relatively small since the directors have decided that it is not appropriate to amortise the goodwill that arose on the acquisition of Scottish Widows in 2000. In 2001 and earlier years, prior to the full implementation of SFAS No. 142, the US GAAP amortisation charge was significantly higher than under UK GAAP, since US GAAP then required the amortisation of the Scottish Widows goodwill balance and of the goodwill arising, under US GAAP, from the business combination of Lloyds Bank Plc and TSB Group plc in 1995. Under UK GAAP the combination of Lloyds Bank Plc and TSB Group plc was accounted for as a merger with no goodwill arising.

However, US GAAP net income is lower due to an amortisation charge in respect of customer related intangibles, the intangible assets representing the value of customer relationships associated with acquisitions, which are separately established under US GAAP.

Derivatives. Under UK GAAP, derivatives held for risk management purposes are accounted for on an accruals basis, in line with the underlying instruments being hedged. Under US GAAP, because Lloyds TSB Group has elected not to satisfy the more onerous hedging criteria of SFAS No. 133 'Accounting for Derivative Instruments and for Hedging Activities' in respect of derivative contracts, these instruments are treated as being held for trading purposes, with the unrealised mark-to-market gains and losses taken to income as they arise and the resulting assets or liabilities recorded on the balance sheet. As Lloyds TSB Group will continue to hold a significant number of derivatives which are hedge accounted under UK GAAP this means that net income and shareholders' equity under US GAAP will be subject to greater volatility.

Average balance sheet and net interest income

The following average balance sheet excludes the long-term assurance business assets and liabilities attributable to policyholders. The interest yields and costs for foreign office assets and liabilities are affected by Lloyds TSB Group's operations in Latin America. The countries in which Lloyds TSB Group operates are periodically subject to comparatively high rates of interest, which in certain instances in the tables below has had the effect of producing unusually high yields and costs.

	2003 Average balance £m	**2003 Interest income £m**	**2003 Yield %**	2002 Average balance £m	2002 Interest income £m	2002 Yield %	2001 Average balance £m	2001 Interest income £m	2001 Yield %
Assets									
Treasury bills and other eligible bills:									
– Domestic offices	**2,237**	**68**	**3.04**	2,608	85	3.26	1,858	91	4.90
– Foreign offices	**541**	**5**	**0.92**	906	211	23.29	1,641	423	25.78
Loans and advances to banks:									
– Domestic offices	**11,831**	**412**	**3.48**	11,839	470	3.97	12,086	692	5.73
– Foreign offices	**2,487**	**117**	**4.70**	2,275	129	5.67	2,308	153	6.63
Loans and advances to customers:									
– Domestic offices	**111,340**	**6,877**	**6.18**	100,087	6,494	6.49	90,752	7,028	7.74
– Foreign offices	**18,491**	**1,434**	**7.76**	17,695	1,761	9.95	15,316	1,532	10.00
Debt securities:									
– Domestic offices	**9,863**	**350**	**3.55**	8,661	347	4.01	4,394	230	5.23
– Foreign offices	**4,664**	**102**	**2.19**	6,022	220	3.65	4,397	300	6.82
Lease and hire purchase receivables:									
– Domestic offices	**11,429**	**783**	**6.85**	11,707	830	7.09	12,154	909	7.48
– Foreign offices	**13**	**1**	**7.69**	18	2	11.11	39	6	15.38
Total interest-earning assets of banking book	**172,896**	**10,149**	**5.87**	161,818	10,549	6.52	144,945	11,364	7.84
Total interest-earning assets of trading book	**17,622**	**666**	**3.78**	15,518	602	3.88	12,252	544	4.44
Total interest-earning assets	**190,518**	**10,815**	**5.68**	177,336	11,151	6.29	157,197	11,908	7.58
Provisions for bad and doubtful debts	**(1,846)**			(1,623)			(1,489)		
Non-interest earning assets:									
– Domestic offices	**18,973**			19,941			20,653		
– Foreign offices	**3,353**			2,822			2,255		
Total average assets and interest income	**210,998**	**10,815**	**5.13**	198,476	11,151	5.62	178,616	11,908	6.67
Percentage of assets applicable to foreign activities (%)	**13.8**			14.8			14.3		

	2003 Average interest earning assets £m	**2003 Net interest income £m**	**2003 Net interest margin %**	2002 Average interest earning assets £m	2002 Net interest income £m	2002 Net interest margin %	2001 Average interest earning assets £m	2001 Net interest income £m	2001 Net interest margin %
Average interest-earning assets and net interest income:									
– Banking business	**172,896**	**5,255**	**3.04**	161,818	5,171	3.20	144,945	4,922	3.40
– Trading business	**17,622**	**–**	**–**	15,518	–	–	12,252	–	–
Net yield on interest-earning assets	**190,518**	**5,255**	**2.76**	177,336	5,171	2.92	157,197	4,922	3.13

	2003 Average balance £m	2003 Interest expense £m	2003 Cost %	2002 Average balance £m	2002 Interest expense £m	2002 Cost %	2001 Average balance £m	2001 Interest expense £m	2001 Cost %
Liabilities and shareholders' equity									
Deposits by banks:									
– Domestic offices	**13,610**	**259**	**1.90**	12,587	322	2.56	13,452	658	4.89
– Foreign offices	**5,333**	**113**	**2.12**	4,234	137	3.24	3,949	288	7.29
Liabilities to banks under sale and repurchase agreements:									
– Domestic offices	**1,449**	**29**	**2.00**	2,799	80	2.86	1,547	74	4.78
– Foreign offices	**253**	**37**	**14.62**	457	77	16.85	671	110	16.39
Customer accounts:									
– Domestic offices	**95,994**	**2,281**	**2.38**	82,009	2,240	2.73	72,633	2,724	3.75
– Foreign offices	**8,637**	**450**	**5.21**	11,265	993	8.81	10,877	924	8.49
Liabilities to customers under sale and repurchase agreements:									
– Domestic offices	**2,990**	**148**	**4.95**	2,898	135	4.66	1,552	73	4.70
– Foreign offices	**156**	**3**	**1.92**	140	4	2.86	128	4	3.13
Debt securities in issue:									
– Domestic offices	**16,793**	**606**	**3.61**	14,750	498	3.38	12,716	713	5.61
– Foreign offices	**7,959**	**345**	**4.33**	7,953	355	4.46	6,052	359	5.93
Subordinated liabilities:									
– Domestic offices	**12,241**	**611**	**4.99**	10,921	526	4.82	9,333	506	5.42
– Foreign offices	**198**	**12**	**6.06**	190	11	5.79	158	9	5.70
Total interest-bearing liabilities of banking book	**165,613**	**4,894**	**2.96**	150,203	5,378	3.58	133,068	6,442	4.84
Total interest-bearing liabilities of trading book	**17,622**	**666**	**3.78**	15,518	602	3.88	12,252	544	4.44
Total interest-bearing liabilities	**183,235**	**5,560**	**3.03**	165,721	5,980	3.61	145,320	6,986	4.81
Interest-free liabilities									
Minority interests and shareholders' funds:									
– Domestic offices	**6,133**			8,522			10,609		
– Foreign offices	**3,064**			2,801			2,225		
Non-interest bearing customer accounts:									
– Domestic offices	**2,745**			5,985			6,182		
– Foreign offices	**845**			789			595		
Other interest-free liabilities:									
– Domestic offices	**12,282**			13,118			12,721		
– Foreign offices	**2,694**			1,540			964		
Total liabilities	**210,998**	**5,560**	**2.64**	198,476	5,980	3.01	178,616	6,986	3.91
Percentage of liabilities applicable to foreign activities (%)	**12.9**			14.2			14.1		

Net interest margin for the banking book

	2003 %	2002 %	2001 %
Domestic offices	**3.11**	3.28	3.47
Foreign offices	**2.67**	2.77	3.04
Group margin	**3.04**	3.20	3.40

Loans and advances to banks and customers include non-performing loans. Interest receivable on such loans has only been included to the extent to which cash payments have been received, in accordance with Lloyds TSB Group's policy on income recognition.

Approximately 85 per cent of the value of the balances are calculated on a daily basis with balances held by Lloyds TSB Group's leasing and asset finance businesses averaged on a monthly basis. Management believes that the interest rate trends are substantially the same as they would be if all balances were averaged on the same basis.

Changes in net interest income – volume and rate analysis

The following table allocates changes in net interest income between volume and rate for 2003 compared with 2002 and for 2002 compared with 2001. Where variances have arisen from both changes in volume and rate these are allocated to volume.

	2003 compared with 2002 Increase/(decrease)			2002 compared with 2001 Increase/(decrease)		
	Total change £m	**Volume £m**	**Rate £m**	Total change £m	Volume £m	Rate £m
Interest receivable and similar income						
Treasury bills and other eligible bills:						
– Domestic offices	**(17)**	**(11)**	**(6)**	(6)	24	(30)
– Foreign offices	**(206)**	**(3)**	**(203)**	(212)	(171)	(41)
Loans and advances to banks:						
– Domestic offices	**(58)**	**–**	**(58)**	(222)	(10)	(212)
– Foreign offices	**(12)**	**10**	**(22)**	(24)	(2)	(22)
Loans and advances to customers:						
– Domestic offices	**383**	**695**	**(312)**	(534)	606	(1,140)
– Foreign offices	**(327)**	**62**	**(389)**	229	237	(8)
Debt securities:						
– Domestic offices	**3**	**43**	**(40)**	117	171	(54)
– Foreign offices	**(118)**	**(30)**	**(88)**	(80)	59	(139)
Lease and hire purchase receivables:						
– Domestic offices	**(47)**	**(19)**	**(28)**	(79)	(32)	(47)
– Foreign offices	**(1)**	**–**	**(1)**	(4)	(2)	(2)
Total banking book interest receivable and similar income	**(400)**	**747**	**(1,147)**	(815)	880	(1,695)
Total trading book interest receivable and similar income	**64**	**80**	**(16)**	58	127	(69)
Total interest receivable and similar income	**(336)**	**827**	**(1,163)**	(757)	1,007	(1,764)
Interest payable						
Deposits by banks:						
– Domestic offices	**(63)**	**19**	**(82)**	(336)	(22)	(314)
– Foreign offices	**(24)**	**23**	**(47)**	(151)	9	(160)
Liabilities to banks under sale and repurchase agreements:						
– Domestic offices	**(51)**	**(27)**	**(24)**	6	36	(30)
– Foreign offices	**(40)**	**(30)**	**(10)**	(33)	(36)	3
Customer accounts:						
– Domestic offices	**41**	**332**	**(291)**	(484)	256	(740)
– Foreign offices	**(543)**	**(137)**	**(406)**	69	34	35
Liabilities to customers under sale and repurchase agreements:						
– Domestic offices	**13**	**5**	**8**	62	63	(1)
– Foreign offices	**(1)**	**–**	**(1)**	–	–	–
Debt securities in issue:						
– Domestic offices	**108**	**74**	**34**	(215)	69	(284)
– Foreign offices	**(10)**	**–**	**(10)**	(4)	85	(89)
Subordinated liabilities:						
– Domestic offices	**85**	**66**	**19**	20	76	(56)
– Foreign offices	**1**	**–**	**1**	2	2	–
Total banking book interest payable	**(484)**	**325**	**(809)**	(1,064)	572	(1,636)
Total trading book interest payable	**64**	**80**	**(16)**	58	127	(69)
Total interest payable	**(420)**	**405**	**(825)**	(1,006)	699	(1,705)

Risk management

Lloyds TSB Group uses an enterprise-wide framework for the identification, assessment, measurement and management of risk, designed to meet its customers' needs and maximise value for shareholders over time by aligning risk management with the corporate strategy; assessing the impact of emerging risks from new technologies or markets; and developing risk tolerances and mitigating strategies.

Enterprise-wide risk management (EWRM) is founded on four principal concepts: strong risk governance; empowerment; competitive advantage; and common risk language.


Strong risk governance
Common risk language
Current and emerging risks
Empowerment
Competitive advantage

Strong risk governance

The changing regulatory environment faced by Lloyds TSB Group businesses, and developments in best practice, prompted the Lloyds TSB Group during 2003 to review its risk governance structures to deliver more effective risk management. The process of embedding these changes continues. In particular, the review focused on the role of key risk committees, executive accountabilities for risk and the mechanisms by which the board and management carry out their oversight and control responsibilities.

The resulting risk oversight responsibilities of the board, audit committee and risk oversight committee are shown in the corporate governance section on page 75, whilst further key risk oversight roles are described below.

The group executive committee, assisted by its sub-committees the group business risk committee and the group asset and liability committee, supports the group chief executive in ensuring the development, implementation and effectiveness of the Lloyds TSB Group's risk management framework, the clear articulation of the Lloyds TSB Group's risk policies and reviews the Lloyds TSB Group's aggregate risk exposures and concentrations of risk. The group executive committee's duties are described more fully on page 75.

The chief risk director, a member of the group executive committee, oversees and promotes the development and implementation of a consistent global risk management framework and provides objective challenge to both the group executive committee and the risk oversight committee. Group Risk Management supports the chief risk director in performing the role.

Divisional risk officers provide oversight of risk management activity within each of the Lloyds TSB Group's operating divisions. Reporting directly to the group executive directors responsible for the divisions, their day-to-day contact with business management, business operations and risk initiatives, provides an effective risk oversight mechanism. They meet regularly with the chief risk director to enable best practice to be shared and to provide a comprehensive and current perspective on material risks facing the Lloyds TSB Group.

The director of group audit provides the required independent assurance to the board and audit committee that risks within the Lloyds TSB Group are recognised, monitored and managed within acceptable parameters. Group Audit is fully independent of Group Risk Management, ensuring objective challenge to the effectiveness of the risk governance framework.

Accountability of line management has also been reinforced in relation to the management of risks arising from its business and in developing the risk awareness and risk management capability of its staff. A key objective is to ensure that business decisions strike an appropriate balance between risk and reward, consistent with the Lloyds TSB Group's risk appetite. As shown on page 43, business management forms part of a tiered risk management model, with the divisional risk officers providing oversight and challenge, as described above, and the chief risk director and group committees establishing the Group-wide perspective.

The model provides the Lloyds TSB Group with an effective mechanism for developing and promulgating risk policies and risk management strategies which are aligned with the risks faced by its businesses. It also facilitates more effective communication on these matters across the Lloyds TSB Group. These arrangements will enable the Lloyds TSB Group better to anticipate and pre-empt risks, and to manage those risks which crystallise more effectively.

During 2003, Group Risk Management has reviewed internal governance procedures in many businesses to assess compliance with Lloyds TSB Group standards and achieve greater consistency in risk governance. Where appropriate, these have prompted the creation of business risk committees and dedicated risk management functions.


Board and committees
LTSB board
Audit committee
Risk oversight committee
Group executive committee
Group chief executive
Group asset and liability committee
Group executive directors
Chief risk director
Group business risk committee
Risk management oversight
Director of group audit
Divisional risk officers
Group risk management
Business risk management
Business risk functions
Board and board committees
Management committees
Personnel
Functions
Direct reporting line
Functional reporting line to support committees
Functional reporting line for divisional risk officers to chief risk director

Empowerment

Directors of the Lloyds TSB Group's businesses have primary responsibility for measuring, monitoring and controlling risks within their areas of accountability and are empowered to establish control frameworks for their businesses that are consistent with the Lloyds TSB Group's high level policies and within parameters set and overseen by Group Risk Management and the divisional risk officers.

Reflecting the importance the Lloyds TSB Group places on risk management, risk is one of the five principal criteria that it includes in its balanced scorecard on which individual staff performance is judged. Business executives have specified risk management objectives, and incentive schemes take account of performance against these.

The Lloyds TSB Group provides risk training to improve staff risk awareness and develop the risk culture in line with its EWRM goals.

Intranet based risk management training has been developed to help staff understand the principal risks faced by the Lloyds TSB Group and identify and manage effectively the risks that they face in their roles. The University for Lloyds TSB has validated the training to enable the awarding of internal qualifications to those staff completing it.

Group Risk Management facilitated executive risk workshops in many Lloyds TSB Group businesses during 2003 to enhance risk awareness, assist the identification and mitigation of key risks to achievement of business objectives, and to establish or further refine their risk appetite.

There is an annual control self assessment exercise under which businesses across the Lloyds TSB Group review specific controls and provide certification that these meet the requirements of the Lloyds TSB Group.

Competitive advantage

The EWRM model strengthens the Lloyds TSB Group's ability to identify and assess risks; aggregate risks and define the corporate risk appetite; develop solutions for reducing or transferring risk, where appropriate; and exploit risks to gain competitive advantage, thereby increasing shareholder value.

Greater consistency has been brought to the assessment and classification of risk through use of 11 common risk drivers (shown below). Business and divisional risk functions are increasingly using this format when reporting risks centrally to enable risk aggregation, and assessing risk levels of new products, change initiatives or business plans. Business executive committees, with divisional oversight, monitor their risk levels against their risk appetite; ensuring effective mitigating action is being taken where appropriate. Divisional risk profile reports are reviewed by the group business risk committee to ensure that group executive directors and the chief risk director are aware of risk exposures and are comfortable these are being effectively managed.

The Lloyds TSB Group is developing an improved quantification approach towards its risk appetite (defined as the extent and categories of risk which the board regards as appropriate and acceptable for the Lloyds TSB Group to bear). Adoption of the metrics under development has the objective of enabling the Lloyds TSB Group to improve its risk management processes. This work is ongoing.

Common risk language

The Lloyds TSB Group has adopted a risk language in which all risks are classified by one or more of the following 11 risk drivers:


Governance, people and organisation
Strategy
Credit
Market
Insurance
Operations
Product and service
Financial
Customer treatment
Legal and regulatory
Change management

Sub-risks have been developed for these high level risks to further refine the identification and classification of risk to enable risk events to be accurately categorised to facilitate analysis of root causes.

Governance, people and organisation risk, operations risk, customer treatment risk, legal and regulatory risk, and change management risk are collectively managed as operational risks. A third level of risk language has been identified for these operational risks.

The Lloyds TSB Group's high level policies and reporting to the group business risk committee, risk oversight committee, audit committee and board have been aligned to the risk drivers. Roll-out of the risk language to the business was completed during 2003 providing consistency in classifying and describing risks.

Governance, people and organisation

This is the risk of loss from poor corporate governance at Lloyds TSB Group and business level. It includes sub-optimal organisational structuring, or failure to recruit, manage and retain appropriately skilled staff to achieve business objectives. Lloyds TSB Group policy for managing governance, people and organisation risk is defined in the Group Policy Manual. It defines the way the Lloyds TSB Group is organised, the need for tight financial and operating controls, maintenance of a strong risk management and control culture, the need to benchmark against industry best practice and for businesses to conduct themselves with integrity, due skill, care and diligence.

Management of risks

The Lloyds TSB Group sets high standards for the conduct of its business and values its reputation. Responsibility for establishing an effective organisational structure is vested in Group and business management. Sound internal risk management practices are promoted through business directors who are ultimately responsible for identifying, measuring, monitoring and controlling the risks within their specific areas of accountability.

The Lloyds TSB Group seeks to identify and classify risks in a timely manner. The likelihood of risks crystallising and the significance of the consequent impact on the business, the Lloyds TSB Group and its customers are evaluated. The Lloyds TSB Group's business control environment seeks to ensure effective and efficient operational management; reliability, integrity and consistency of financial and other reporting; and compliance with governing laws and regulations. Business directors seek to ensure that material risks are reported to the relevant divisional risk officer, group executive director and to Group Risk Management.

Information and communication

It is the Lloyds TSB Group's policy for the board and senior management at both Lloyds TSB Group and business level to receive relevant, reliable and timely management information in line with business objectives to seek to ensure that activities are appropriately controlled, key risks are identified and monitored, decisions are implemented and regulatory obligations are met.

Audit responsibilities and rights

Group Audit has unrestricted access to all functions, property, records and staff. It independently reviews adherence to the policies and processes that make up the control environment, disseminating best practices throughout the Lloyds TSB Group in the course of its monitoring and corrective action activities. The director of group audit reports to and meets regularly with the group chief executive and periodically with the audit committee.

People

The Lloyds TSB Group's approach to people management is to employ skilled, committed staff, working as a team for the benefit of customers and shareholders, who are given the opportunity to fulfil their potential; employ the highest ethical standards of behaviour and best practice management principles; and recruit on the basis of ability and competence.

Standards of behaviour

During 2003, Lloyds TSB Group revised its code of business conduct, which applies to the group chief executive, the deputy group chief executive, who is acting as the group finance director and principal accounting officer, and all other employees. It seeks to ensure that employees act with integrity and endeavour to deliver high levels of customer service. It promotes a working environment free from discrimination, harassment, bullying or victimisation of any kind. Employees are encouraged and expected to alert management to suspected misconduct, fraud or other serious malpractice. The code as amended from time to time is available to the public on the Lloyds TSB Group's website at www.lloydstsb.com.

Performance and reward management

The Lloyds TSB Group seeks to ensure that all employees understand their role, the purpose of the role and where it fits into the wider team and organisational context. It manages and measures employees' performance and contribution to collective goals and recognises the contribution of individuals in the context of the pay market and the performance of the business in which they work, and rewards appropriately.

Training and development

The Lloyds TSB Group believes that long-term success depends on the quality and skills of its staff and that it has a joint responsibility with employees for their personal and career development to improve current performance and to enhance future prospects.

Strategy risk

This comprises the risks arising from the adoption of the Lloyds TSB Group's agreed strategy and its implementation at corporate or business level. At corporate and business level these risks are managed through a number of processes.

Processes

A common approach is applied across the Lloyds TSB Group to assess the creation of shareholder value. This is measured by economic profit (the profit attributable to shareholders, less a notional charge for the equity invested in the business). The focus on economic profit allows the Lloyds TSB Group to compare the returns being made on capital employed in each business. The use of risk-based economic capital and regulatory capital is closely monitored at business and Lloyds TSB Group level. The Lloyds TSB Group's economic capital model covers credit, market, insurance, business and operational risks.

An annual strategic planning process is conducted at Lloyds TSB Group and business level and includes a quantitative and qualitative assessment of the risks in the Lloyds TSB Group plan.

The Lloyds TSB Group's strategy and those of its constituent businesses are reviewed and approved by the board. Regular reports are provided to the group executive committee and the board on the progress of the Lloyds TSB Group's key strategies and plans.

Revenue and capital investment decisions require additional formal assessment and approval. Formal risk assessment is conducted as part of the financial approval process.

Significant company mergers and acquisitions require specific approval by the board. In addition to the standard due diligence conducted during a merger or acquisition, Group Risk Management conducts an independent risk assessment of the target company and its proposed integration into the Lloyds TSB Group.

Credit risk

This is the risk of loss arising from counterparty default subsequent to the provision of credit facilities (both on- and off-balance sheet). The Lloyds TSB Group has dedicated standards, policies and procedures for the measurement, control and monitoring of credit and related risks.

Measurement

Group rating system. All business units operate an authorised rating system complying with the Lloyds TSB Group's standard methodology. The Lloyds TSB Group uses a 'Master Scale' rating structure with ratings corresponding to a range of probability of future default.

Portfolio analysis. With Group Risk Management, businesses identify and define portfolios of credit and related risk exposures and the key benchmarks, behaviours and characteristics by which those portfolios are managed in terms of credit risk exposure. This entails the production and analysis of regular portfolio monitoring reports for review by Group Risk Management.

To enhance further the ability to measure and predict future risk, the Lloyds TSB Group continues to develop new policies and risk management systems.

Limits

Counterparty limits. Exposure to individual counterparties, groups of counterparties or customer risk segments is controlled through a tiered hierarchy of delegated sanctioning authorities. Approval requirements for each decision are based on the transaction amount, the customer's aggregate facilities, credit risk ratings and the nature and term of the risk. Regular reports on significant credit exposures are provided to the group executive committee and board.

Cross-border and cross-currency exposures. Country limits are authorised and managed by a dedicated unit taking into account economic and political factors.

Concentration risk. Formulation of concentration limits on certain industries and sectors. Group Risk Management sets sector caps that reflect risk appetite, and monitors exposures to prevent excessive concentration of risk.

Credit derivatives. These are a method of transferring credit risk from one counterparty to another and of managing exposure to selected counterparties. Credit derivatives include credit swaps, credit spread options and credit linked notes. Lloyds TSB Group has limited exposure to such instruments.

Credit risk arising from the use of derivatives. Note 47 on page 137 shows the total notional principal amount of interest rate, exchange rate and equity contracts outstanding at 31 December 2003. The notional principal amount does not, however, represent the Lloyds TSB Group's real exposure to credit risk, which is limited to the current cost of replacing contracts with a positive value to the Lloyds TSB Group, should the counterparty default. This replacement cost is also shown in note 47. To reduce credit risk the Lloyds TSB Group uses a variety of credit enhancement techniques such as netting and collateralisation, where security is provided against the exposure.

Policies and processes

A number of tools, including Group-level credit policy where appropriate, are used to control the Lloyds TSB Group's exposure to undue levels of credit risk:

- High-level credit policies designed to ensure a balanced and managed approach to the identification and mitigation of credit risk.
- Lending guidelines defining the responsibilities of lending officers seek to provide a disciplined and focused benchmark for credit decisions.
- Independent review of credit exposures at divisional and Group level.
- Sector caps, encompassing both industry sectors and specific product types are established by Group Risk Management to communicate the Lloyds TSB Group's risk appetite for specific types of business, primarily in the non-retail markets.

- Establishment and maintenance of the Lloyds TSB Group's large exposure and provisioning policies, in accordance with regulatory reporting requirements.
- Monitoring of scorecards. The Lloyds TSB Group uses statistically-based decisioning techniques (primarily credit scoring and performance scoring) for its principal consumer lending portfolios. Group Risk Management reviews and monitors new and material changes to scorecards.
- Maintenance of a facilities database. Group Risk Management operates a centralised database of large corporate, sovereign and bank facilities designed to monitor aggregate exposure throughout the Lloyds TSB Group.
- Monitoring and controlling residual value risk exposure. The Lloyds TSB Group's appetite for such exposure is communicated to the business by a series of time referenced sector caps, seeking to ensure an acceptable distribution of risk.
- Communication and provision of general guidance on all credit-related risk issues, including regulatory changes and environmental risk policy, to promote consistent and best practice throughout the Lloyds TSB Group.

Day-to-day credit management and asset quality within each business is primarily the responsibility of the relevant business director. Businesses have established credit policies and processes reflecting Lloyds TSB Group policy. Businesses' lending authorities are delegated by officers holding divisional lending authority. All material authorities are advised to Group Risk Management.

Credit quality is supported by specialist units established within Lloyds TSB Group businesses to provide, for example: intensive management and control; security perfection, maintenance and retention; expertise in documentation for lending and associated products; sector-specific expertise; and legal services applicable to the particular market place and product range offered by the business.

Loan portfolio

Analysis of loans and advances to customers and banks

The following table analyses loans to banks and customers by geographical area and type of loan at 31 December for each of the five years listed.

	2003 £m	2002 £m	2001 £m	2000 £m	1999 £m
Domestic					
Loans and advances to banks	**13,671**	15,291	12,737	13,165	14,341
Loans and advances to customers:					
– Mortgages	**70,750**	62,467	56,578	52,659	47,451
– Other personal lending	**20,139**	16,579	13,765	11,863	10,092
– Agriculture, forestry and fishing	**2,025**	2,076	2,074	2,026	2,183
– Manufacturing	**3,211**	3,373	3,321	3,357	3,262
– Construction	**1,497**	1,482	1,309	1,016	754
– Transport, distribution and hotels	**4,741**	4,696	4,440	3,836	3,540
– Financial, business and other services	**9,652**	8,352	8,736	9,295	6,614
– Property companies	**4,577**	4,008	2,907	2,470	2,303
– Lease financing	**6,470**	7,285	7,552	8,070	8,369
– Hire purchase	**4,701**	4,342	4,364	4,447	3,674
– Other	**3,351**	3,397	2,992	2,526	2,127
Total domestic loans	**144,785**	133,348	120,775	114,730	104,710
Foreign					
Loans and advances to banks	**1,894**	2,239	2,489	2,131	2,628
Loans and advances to customers:					
– Mortgages	**331**	4,763	3,467	3,490	3,558
– Other personal lending	**263**	1,098	1,672	1,602	1,784
– Agriculture, forestry and fishing	**40**	2,220	1,708	1,528	1,606
– Manufacturing	**926**	1,608	2,004	1,730	945
– Construction	**124**	328	304	190	158
– Transport, distribution and hotels	**1,423**	2,459	2,570	2,166	1,638
– Financial, business and other services	**1,866**	3,196	2,631	2,174	2,553
– Property companies	**74**	1,117	896	637	470
– Lease financing	**–**	15	33	53	79
– Other	**795**	1,436	1,148	807	581
Total foreign loans	**7,736**	20,479	18,922	16,508	16,000
Total loans	**152,521**	153,827	139,697	131,238	120,710
Provision for loan losses	**(1,695)**	(1,767)	(1,468)	(1,426)	(1,414)
Interest held in suspense	**(28)**	(57)	(70)	(90)	(100)
Total loans and advances net of provisions and interest held in suspense	**150,798**	152,003	138,159	129,722	119,196

	2003 £m	2002 £m	2001 £m	2000 £m	1999 £m
Analysis of foreign loans by region					
Loans and advances to customers:					
– New Zealand	**–**	10,447	8,435	7,368	7,659
– Latin America	**557**	1,591	2,347	2,222	1,761
– USA	**2,681**	3,412	3,059	2,502	1,941
– Europe	**1,981**	2,142	2,118	1,734	1,477
– Rest of the world	**623**	648	474	551	534
	5,842	18,240	16,433	14,377	13,372
Loans and advances to banks:					
– New Zealand	**–**	622	534	357	467
– Latin America	**143**	52	209	105	190
– USA	**95**	227	158	121	39
– Europe	**1,408**	1,164	1,379	1,353	1,551
– Rest of the world	**248**	174	209	195	381
	1,894	2,239	2,489	2,131	2,628
Total foreign loans	**7,736**	20,479	18,922	16,508	16,000

The classification of lending as domestic or foreign is based on the location of the office recording the transaction, except for certain lending of the international business booked in London.

Summary of loan loss experience

The following table analyses the movements in the allowance for loan losses for each of the five years listed.

	2003 £m	2002 £m	2001 £m	2000 £m	1999 £m
Balance at beginning of period					
Domestic	**1,344**	1,162	1,129	1,134	1,126
Foreign	**423**	306	297	280	336
	1,767	1,468	1,426	1,414	1,462
Exchange and other adjustments	**(1)**	(58)	(14)	2	(49)
Acquisition and disposal of businesses	**(54)**	3	–	49	–
Advances written off:					
Domestic					
Loans and advances to customers:					
– Mortgages	**(1)**	(21)	(23)	(35)	(30)
– Other personal lending	**(691)**	(554)	(456)	(401)	(364)
– Agriculture, forestry and fishing	**(11)**	(2)	(9)	(12)	(14)
– Manufacturing	**(30)**	(25)	(18)	(13)	(33)
– Construction	**(11)**	(17)	(8)	(9)	(10)
– Transport, distribution and hotels	**(40)**	(27)	(34)	(27)	(46)
– Financial, business and other services	**(11)**	(53)	(44)	(28)	(40)
– Property companies	**(36)**	(19)	(21)	(17)	(24)
– Lease financing	**(4)**	(17)	(11)	(12)	(14)
– Hire purchase	**(44)**	(50)	(68)	(67)	(29)
– Other	**(47)**	(2)	(9)	–	(6)
Total domestic	**(926)**	(787)	(701)	(621)	(610)
Foreign	**(219)**	(91)	(184)	(124)	(134)
	(1,145)	(878)	(885)	(745)	(744)
Recoveries of advances written off:					
Domestic					
Loans and advances to customers:					
– Mortgages	**2**	5	17	12	11
– Other personal lending	**103**	83	81	63	60
– Agriculture, forestry and fishing	**2**	3	4	2	2
– Manufacturing	**6**	17	5	6	11
– Construction	**2**	3	2	2	1
– Transport, distribution and hotels	**7**	12	10	11	7
– Financial, business and other services	**7**	13	11	10	6
– Property companies	**6**	10	6	5	7
– Lease financing	**1**	3	4	5	5
– Hire purchase	**6**	15	22	24	10
– Other	**–**	1	3	–	1
Total domestic	**142**	165	165	140	121
Foreign	**36**	38	29	25	9
	178	203	194	165	130
Net advances written off:					
Domestic	**(784)**	(622)	(536)	(481)	(489)
Foreign	**(183)**	(53)	(155)	(99)	(125)
	(967)	(675)	(691)	(580)	(614)

	2003 £m	2002 £m	2001 £m	2000 £m	1999 £m
Provision for loan losses charged against income for the year:					
Domestic					
Loans and advances to customers:					
– Mortgages	**(19)**	(5)	2	(4)	9
– Other personal lending	**679**	514	423	328	379
– Agriculture, forestry and fishing	**8**	–	3	(6)	(4)
– Manufacturing	**–**	31	40	21	28
– Construction	**11**	14	(2)	1	5
– Transport, distribution and hotels	**26**	28	28	3	23
– Financial, business and other services	**49**	107	39	12	16
– Property companies	**22**	(1)	4	8	4
– Lease financing	**2**	3	5	8	14
– Hire purchase	**40**	57	47	47	31
– Other specific provisions	**32**	38	23	15	(5)
– General provisions	**9**	14	(42)	(7)	–
Loans and advances to banks	**16**	–	–	–	–
Total domestic	**875**	800	570	426	500
Foreign	**75**	229	177	115	115
	950	1,029	747	541	615
Balance at end of period					
Domestic	**1,468**	1,344	1,162	1,129	1,134
Foreign	**227**	423	306	297	280
	1,695	1,767	1,468	1,426	1,414
Ratio of net write-offs during the period to average loans outstanding during the period	**0.7%**	0.5%	0.6%	0.5%	0.6%

The following table analyses the coverage of the allowance for loan losses by category of loans.

	2003 Allowance £m	**2003 Percentage of loans in each category to total loans %**	2002 Allowance £m	2002 Percentage of loans in each category to total loans %	2001 Allowance £m	2001 Percentage of loans in each category to total loans %	2000 Allowance £m	2000 Percentage of loans in each category to total loans %	1999 Allowance £m	1999 Percentage of loans in each category to total loans %
Balance at period end applicable to:										
Domestic										
Loans and advances to banks	**16**	**9.0**	–	9.9	–	9.1	–	10.0	–	11.9
Loans and advances to customers:										
Mortgages	**7**	**46.4**	25	40.7	44	40.5	48	40.1	75	39.3
Other personal lending	**622**	**13.2**	495	10.8	452	9.9	404	9.0	358	8.4
Agriculture, forestry and fishing	**9**	**1.3**	10	1.3	9	1.5	11	1.5	27	1.8
Manufacturing	**97**	**2.1**	121	2.2	98	2.4	71	2.6	57	2.7
Construction	**9**	**1.0**	7	1.0	7	0.9	15	0.8	21	0.6
Transport, distribution and hotels	**60**	**3.1**	67	3.1	54	3.2	50	2.9	63	2.9
Financial, business and other services	**179**	**6.3**	136	5.4	65	6.3	59	7.1	65	5.5
Property companies	**–**	**3.0**	8	2.6	18	2.1	29	1.9	33	1.9
Lease financing	**6**	**4.2**	7	4.7	18	5.4	20	6.2	16	6.9
Hire purchase	**77**	**3.1**	75	2.8	53	3.1	52	3.4	49	3.0
Other	**50**	**2.2**	65	2.2	30	2.1	15	1.9	9	1.8
Total domestic	**1,132**	**94.9**	1,016	86.7	848	86.5	774	87.4	773	86.7
Foreign	**181**	**5.1**	318	13.3	251	13.5	295	12.6	280	13.3
General provision	**382**	–	433	–	369	–	357	–	361	–
	1,695	**100.0**	1,767	100.0	1,468	100.0	1,426	100.0	1,414	100.0

Risk elements in the loan portfolio

The following discussion consists of an analysis of credit risk elements by categories which reflect US lending and accounting practices. These differ from those employed in the UK. In particular:

Suspended interest and non-performing lending

In accordance with the UK British Bankers' Association Statement of Recommended Practice on Advances, Lloyds TSB Group continues to accrue interest, where appropriate, on doubtful debts when there is a realistic prospect of recovery. This interest is charged to the customer's account but it is not credited to income; it is placed on a suspense account and only taken to income if there ceases to be significant doubt about its being paid. Loans are transferred to non-accrual status where the operation of the customer's account has ceased. This lending is managed by specialist recovery departments and is written down to its estimated realisable value. Interest is not added to the lending or placed on a suspense account as its recovery is considered unlikely; it is only taken to income if it is received.

In the US, it is the normal practice to stop accruing interest when payments are 90 days or more past due or when recovery of both principal and interest is doubtful. When the loans are transferred to non-accrual status, accrued interest is reversed from income and no further interest is recognised until it becomes probable that the principal and interest will be repaid in full. Loans on which interest has been accrued but suspended would be included in risk elements as loans accounted for on a non-accrual basis.

In addition, in the US non-performing loans and advances are typically written off more quickly than in the UK. Consequently a UK bank may appear to have a higher level of non-performing loans and advances than a comparable US bank although the reported income is likely to be similar in both the US and the UK.

Troubled debt restructurings

In the US, loans whose terms have been modified due to problems with the borrower are required to be separately disclosed. If the new terms were in line with market conditions at the time of the restructuring and the restructured loan remains current as to repayment of principal and interest then the disclosure can be discontinued at the end of the first year.

There are no similar disclosure requirements in the UK.

Potential problem loans

Potential problem loans are loans where known information about possible credit problems causes management to have concern as to the borrowers' ability to comply with the present loan repayment terms. Interest continues to be accrued to the profit and loss account until, in the opinion of management, its ultimate recoverability becomes doubtful.

There are no similar disclosure requirements in the UK.

Assets acquired in exchange for advances

In most circumstances in the US, title to property securing residential real estate transfers to the lender upon foreclosure. The loan is written off and the property acquired in this way is reported in a separate balance sheet category with any recoveries recorded as an offset to the provision for loan losses recorded in the period. Upon sale of the acquired property, gains or losses are recorded in the income statement as a gain or loss on acquired property.

In the UK, although a bank is entitled to enforce a first charge on a property held as security, it typically does so only to the extent of enforcing its power of sale. In accordance with UK GAAP and industry practice, Lloyds TSB Group takes control of a property held as collateral on a loan at repossession but title does not transfer to it. Loans subject to repossession continue to be reported as loans in the balance sheet although the accrual of interest is suspended. Any gains or losses on sale of the acquired property are recorded within the provision for loan losses during the reporting period.

The difference in practices has no effect on net income reported in the UK compared to that reported in the US but it does result in a difference in classification of losses and recoveries in the income statement. It also has the effect of causing UK banks to report an increased level of non-performing loans compared with US banks.

The following table analyses risk elements in the loan portfolio as at 31 December for the last five years.

	2003 £m	2002 £m	2001 £m	2000 £m	1999 £m
Loans accounted for on a non-accrual basis					
Domestic offices	**480**	421	278	223	209
Foreign offices	**105**	241	101	181	139
Total non-accrual loans	**585**	662	379	404	348
Accruing loans on which interest is being placed in suspense					
Domestic offices	**545**	553	637	617	502
Foreign offices	**88**	199	206	238	217
Total suspended interest loans	**633**	752	843	855	719
Accruing loans on which interest is still being accrued and taken to profit, and against which specific provisions have been made					
Domestic offices	**1,199**	1,217	1,265	1,713	1,924
Foreign offices	**23**	66	75	101	74
Total accruing loans against which specific provisions have been made	**1,222**	1,283	1,340	1,814	1,998
Accruing loans on which interest is still being accrued and taken to profit, the lending is contractually past due 90 days or more as to principal or interest, but against which no provisions have been made					
Domestic offices	**875**	776	693	520	506
Foreign offices	**–**	34	37	33	15
Total accruing loans against which no provisions have been made	**875**	810	730	553	521
Troubled debt restructurings					
Domestic offices	**1**	1	1	2	10
Foreign offices	**–**	2	9	12	10
Total troubled debt restructurings	**1**	3	10	14	20
Total non-performing lending					
Domestic offices	**3,100**	2,968	2,874	3,075	3,151
Foreign offices	**216**	542	428	565	455
Total non-performing lending	**3,316**	3,510	3,302	3,640	3,606

Interest foregone on non-performing lending

The table below summarises the interest foregone on loans accounted for on a non-accrual basis and troubled debt restructurings.

	2003 £m
Domestic lending	
Interest income that would have been recognised under original contract terms	**18**
Interest income included in profit	**(19)**
Interest foregone	**(1)**
Foreign lending	
Interest income that would have been recognised under original contract terms	**8**
Interest income included in profit	**(6)**
Interest foregone	**2**

Potential problem loans

In addition to the non-performing lending disclosed above, lendings which were current as to payment of interest and principal but where concerns existed about the ability of the borrowers to comply with loan repayment terms in the near future were as follows:

	2003 £m	2002 £m	2001 £m	2000 £m	1999 £m
Potential problem lending	**1,696**	1,734	1,423	1,142	936

The figures shown for potential problem lending are not indicative of the losses that might arise should the credit quality of this lending deteriorate since they do not take into account security held.

Cross border outstandings

The business of Lloyds TSB Group involves significant exposures in non-local currencies. These cross border outstandings comprise loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets which are denominated in non-local currency. The following tables analyse, by type of borrower, foreign outstandings which individually represent in excess of 1 per cent of Lloyds TSB Group's total assets.

	% of assets	Total £m	Governments and official institutions £m	Banks and other financial institutions £m	Commercial, industrial and other £m
As at 31 December 2003:					
Germany	**2.3**	**4,553**	**284**	**3,851**	**418**
Italy	**1.7**	**3,510**	**2,411**	**759**	**340**
Belgium	**1.4**	**2,746**	**1,460**	**1,236**	**50**
United States of America	**1.2**	**2,371**	**45**	**1,109**	**1,217**
Netherlands	**1.2**	**2,343**	**431**	**950**	**962**
As at 31 December 2002:					
Germany	3.1	6,511	57	5,624	830
United States of America	1.8	3,655	207	1,274	2,174
Italy	1.5	3,013	1,912	909	192
France	1.0	2,075	99	1,187	789
As at 31 December 2001:					
Germany	2.0	3,756	59	2,920	777
United States of America	1.8	3,403	151	1,290	1,962
Italy	1.7	3,170	1,834	1,052	284

As at 31 December 2003, Germany had commitments of £1,086 million, Italy had commitments of £166 million, Belgium had commitments of £21 million, United States of America had commitments of £1,762 million and Netherlands had commitments of £450 million.

As at 31 December 2003, the country with cross border outstandings of between 0.75 per cent and 1 per cent of assets, amounting to £1,828 million in total was France.

As at 31 December 2002 the countries with cross border outstandings of between 0.75 per cent and 1 per cent of assets, amounting to £5,080 million in total were Japan, the Netherlands and Belgium. As at 31 December 2001, the countries with cross border outstandings of between 0.75 per cent and 1 per cent of assets, amounting to £3,504 million in total were Japan and the Netherlands.

Market risk

Market risk is the risk of loss arising from unexpected changes in financial prices, including interest rates, exchange rates and bond, commodity and equity prices. It arises in all areas of Lloyds TSB Group's activities and is managed by a variety of different techniques. The Lloyds TSB Group's banking activities expose it to the risk of adverse movements in interest rates or exchange rates, with little or no exposure to equity or commodity risk; this is covered in detail in this section. The Lloyds TSB Group's insurance activities also expose it to market risk (see 'Insurance risk' below).

Measurement

Measurement techniques – a variety of techniques are used to quantify the market risk arising from the Lloyds TSB Group's banking and trading activities. These reflect the nature of the business activity, and include simple interest rate gapping, open exchange positions, sensitivity analysis and value at risk. Stress testing and scenario analysis are also used in certain portfolios, and at Lloyds TSB Group level, to simulate extreme conditions to supplement these core measures.

Trading value at risk (VaR) – VaR can be calculated using a number of different methodologies and at different confidence intervals. Lloyds TSB Group utilises more than one methodology for comparative purposes, thus avoiding undue reliance on a single measure.

The predominant measure within Lloyds TSB Group is the variance/covariance (VcV) methodology, which incorporates the volatility of relevant market prices and the correlation of their movements. Based on the commonly used 95 per cent confidence level, assuming positions are held overnight and using observation periods of the preceding three years, the value at risk based on Lloyds TSB Group's global trading positions was as detailed in the table below.

The following table shows closing, average, maximum and minimum VaR for the years ended 31 December 2003 and 2002.

	31 December 2003				31 December 2002			
	Closing £m	**Average £m**	**Maximum £m**	**Minimum £m**	Closing £m	Average £m	Maximum £m	Minimum £m
Interest rate risk	**0.7**	**0.8**	**1.8**	**0.3**	0.5	0.7	1.5	0.4
Foreign exchange risk	**0.3**	**0.7**	**1.0**	**0.3**	0.5	0.5	0.9	0.3
Equity risk	**0.0**	**0.0**	**0.1**	**0.0**	0.0	0.0	0.1	0.0
Total VaR	**1.0**	**1.5**	**2.6**	**0.9**	1.0	1.2	2.1	0.9

The risk of loss measured by the VaR model is the potential loss in earnings. The total and average trading VaR does not assume any diversification benefit across the three risk types. The maximum and minimum VaR reported for each risk category did not necessarily occur on the same day as the maximum and minimum VaR reported as a whole.

There are some limitations to the VcV methodology which are covered below:

- The model assumes that changes in the underlying asset returns can be modelled by a normal distribution. This assumption is an approximation of reality that may not reflect all circumstances.
- The use of a confidence limit does not convey any information about potential losses on occasions when the confidence limit is exceeded. In times of extreme market movements actual losses may be several times greater than the VaR number. Stress testing is used to supplement VaR to estimate the impact of extreme events.
- Any model that forecasts the future based on historic data is implicitly assuming that the conditions that generated the data will remain true in the future. Stress testing and using more than one VaR methodology for some local markets form part of the wider market risk framework.
- Periods of severe market illiquidity, both in terms of the extent of the illiquidity and the time that it lasts, could mean that it might not be possible to hedge, or close, all positions in the timescales assumed in the VaR model.
- VaR is calculated at the close of business each day, which excludes the profit and loss impact of intra-day trading.
- The VcV approach to VaR is not well suited to options positions. As a result these positions are controlled by additional sensitivity limits.

In summary, although VaR is an important component of Lloyds TSB Group's approach to managing trading market risk, it is supplemented by position and sensitivity limits and stress testing.

Interest rate exposures. Comprise those originating in treasury trading activities and structural interest rate exposures, which arise from the commercial and retail banking activities of Lloyds TSB Group.

Trading interest rate risk. The VaR relating to interest rate trading positions is set out in 'Market risk – Measurement – Trading value at risk (VaR)'.

Structural interest rate risk. In Lloyds TSB Group's retail portfolios, including mortgages, and in Lloyds TSB Group's capital funds, arises from the different repricing characteristics of Lloyds TSB Group's banking assets and liabilities and is managed by the Group Balance Sheet Management department under the direction of the group asset and liability committee.

Liabilities arising in the course of business from Lloyds TSB Group's retail banking business fall into two broad categories:

- those which are insensitive to interest rate movements, non-interest bearing liabilities such as shareholders' funds and interest-free or very low interest current account deposits; and
- those which are sensitive to interest rate movements, primarily savings deposits bearing interest rates which are varied at Lloyds TSB Group's discretion ('managed rate liabilities') but which for competitive reasons generally reflect changes in the Bank of England's base rate.

There is a relatively small volume of naturally arising banking liabilities whose interest rate is contractually fixed typically for periods of up to two years.

Most banking assets, with the exception of such non-interest earning items as premises, are sensitive to interest rate movements. There is a large volume of managed rate assets such as variable rate mortgage loans, and these may be considered as a natural offset to managed rate liabilities. However many assets, such as personal loans and fixed rate mortgages, bear interest which is contractually fixed for periods of up to five years or longer.

Interest rate risk arises from the mismatch between interest rate insensitive liabilities and interest rate sensitive assets, and between the differing contractual periods for which interest rates are fixed on interest rate sensitive assets and liabilities. Group Balance Sheet Management manages this risk centrally by offsetting against each other any matching interest rate sensitive assets and liabilities; acquiring new financial assets and liabilities as matching hedges against net balances of mismatched interest rate sensitive banking liabilities and assets, respectively; and acquiring new financial assets with interest rates contractually fixed for a range of periods up to five years as hedges for net balances of interest rate insensitive liabilities.

The financial assets and liabilities referred to above are acquired by way of internal transactions between Group Balance Sheet Management and the Lloyds TSB Group's Financial Markets Division in London, typically in the form of interest rate swaps and loans or deposits.

Structural interest rate risk can also arise from the wholesale banking books in the UK, where it is managed by the Lloyds TSB Group's Financial Markets Division in London, and internationally, where it is managed by an authorised local treasury operation in each overseas centre. The levels of exposure within these books are controlled and monitored within approved limits locally and centrally as set out in 'Market risk – Limits – Market risk limits'. Limits are issued to the international businesses on interest rate gaps or, where more appropriate, VaR.

Lloyds TSB Group's non-trading exposure is summarised in the form of an interest rate repricing table, as set out in note 47b to the financial statements. Items are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and the maturity date. However, the table does not take into account the effect of interest rate options used by Lloyds TSB Group to hedge its exposure.

The simulation models used by Lloyds TSB Group include assumptions about the relationships between customer behaviour and the level of interest rates; the anticipated level of future business is also taken into account. The accuracy of these assumptions will impact the efficiency of hedging transactions. The assumptions are regularly updated and the projected exposure is actively managed in accordance with Lloyds TSB Group's group asset and liability committee policy.

It is estimated that a hypothetical immediate and sustained 100 basis point increase in interest rates on 1 January 2004 would decrease net interest income by £88.3 million for the 12 months to 31 December 2004, while a hypothetical immediate and sustained 100 basis point decrease in interest rates would increase net interest income by £84.0 million.

	UK £m	**North America £m**	**Asia & Australasia £m**	**Latin America £m**	**Europe & Middle East £m**	**Total 2004 £m**	Total 2003 £m
Change in net interest income from a +100 basis point shift in yield curves	**(56.4)**	**(0.5)**	**(1.3)**	**(0.4)**	**(29.7)**	**(88.3)**	(37.9)
Change in net interest income from a −100 basis point shift in yield curves	**52.1**	**0.5**	**1.3**	**0.4**	**29.7**	**84.0**	30.3

The analysis above is subject to certain simplifying assumptions including, but not limited to, all rates of all maturities worldwide move simultaneously by the same amount; all positions in the wholesale books run to maturity; and there is no management action in response to movements in interest rates.

In practice, positions in both the retail and wholesale books are actively managed and actual impact on net interest income may be different to the model.

Foreign exchange risk. Exposures comprise those originating in treasury trading activities and structural foreign exchange exposures, which arise from investment in Lloyds TSB Group's overseas operations.

Trading foreign exchange. The corporate and retail businesses incur foreign exchange risk in the course of providing services to their customers. These risks reside in the authorised trading centres who are allocated exposure limits as set out in 'Market risk – Limits – Market risk limits'. The limits are monitored daily by the local centres and reported to Group Treasury. Group Treasury calculates the associated VaR as shown in the table in 'Market risk – Measurement – Trading value at risk (VaR)'.

Structural foreign exchange. Risk arises from Lloyds TSB Group's investments in its overseas operations. Lloyds TSB Group's structural foreign currency exposure is represented by the net asset value of the holding company's foreign currency exchange equity and subordinated debt investments in its subsidiaries and branches. Gains or losses on structural foreign currency exposures are taken to retained earnings.

The structural position is managed by Lloyds TSB Group Capital Funds having regard to the currency composition of Lloyds TSB Group's risk-weighted assets and reported to the group asset and liability committee on a monthly basis. The objective is to limit the effect of the exchange rate movements on the published risk asset ratio.

Lloyds TSB Group's structural position at 31 December 2003 is set out in note 47d to the financial statements. The position implies that at 31 December 2003 a hypothetical increase of 10 per cent in the value of sterling against all other currencies would have led to an £85 million reduction in reserves, and vice versa. On this basis, there would have been no material impact on Lloyds TSB Group's risk asset ratios.

Equity exposure. A small number of Lloyds TSB Group's authorised centres can incur equity risk in dealings with their retail and commercial customers. Limits on these equity exposures are controlled and monitored by Group Treasury. Group Treasury calculates VaR on these equities positions as set out in the trading VaR table in 'Market risk – Measurement – Trading value at risk (VaR)'.

Limits

Market risk limits (trading). Limits to control market risk in respect of trading positions are recommended by the group asset and liability committee, subject to review by Group Risk Management, to the group executive committee and authorised in total by the board. A combination of position and sensitivity limits is used, depending on the nature of the business activity. The group asset and liability committee, through Group Treasury for trading centres, ensures appropriate delegation to businesses.

Market risk limits (structural). Limits to control interest rate risk within the Lloyds TSB Group's UK retail portfolios are set out in the policy for Group Balance Sheet Management, which is established by the group asset and liability committee and ratified by the Lloyds TSB Group board. The policy is to optimise the stability of future net interest income, and this is achieved by entering into hedging transactions using interest rate swaps and other financial instruments. Both short and long-term interest rate parameters are applied to management of the balance sheet. Limits to control market risk in respect of UK wholesale banking and overseas centres are recommended by the group asset and liability committee, subject to review by Group Risk Management, to the group executive committee and authorised in total by the board, as described above. Some centres have, in addition, adopted benchmark profiles for investment of interest rate insensitive liabilities as approved by Group Treasury.

Processes

Trading activities. Trading is restricted to a number of specialist centres, authorised by Group Treasury, the most important centre being the Lloyds TSB Group's Financial Markets Division in London. The level of exposure is strictly controlled and monitored within approved limits locally and centrally by Group Treasury. Most of the Lloyds TSB Group's trading activity is undertaken to meet the requirements of customers for foreign exchange and interest rate products. However, some interest rate and exchange rate positions are taken out using derivatives (forward foreign exchange contracts, interest rate swaps and forward rate agreements) and on-balance sheet instruments (mainly debt securities), with the objective of earning a profit from favourable movements in market rates. Accordingly, these transactions are reflected in the accounts at their fair value and gains and losses are shown in the profit and loss account as dealing profits.

Wholesale Banking. Market risk in the wholesale banking books is managed in the UK by the Lloyds TSB Group's Financial Markets Division in London, and internationally by an authorised local treasury operation in each overseas centre. The levels of exposure within these books are controlled and monitored within approved limits, both locally and also centrally by Group Treasury. Active management of the book is necessary to meet customer requirements and changing market circumstances.

Retail portfolios and Capital Funds. Market risk in the Lloyds TSB Group's retail portfolios and in the Lloyds TSB Group's capital funds arises from the different repricing characteristics of the Lloyds TSB Group's banking assets and liabilities and is managed by Group Balance Sheet Management. The simulation models used by Group Balance Sheet Management include assumptions about the relationships between customer behaviour and the level of interest rates; the anticipated level of future business is also taken into account. The accuracy of these assumptions will impact the efficiency of hedging transactions. The assumptions are regularly updated and the projected exposure is actively managed in accordance with the policy.

Derivatives. These are used to meet customers' financial needs; as part of the Lloyds TSB Group's trading activities; and to reduce the Lloyds TSB Group's own exposure to fluctuations in interest and exchange rates. The principal derivatives used by the Lloyds TSB Group are interest rate contracts (including interest rate swaps, forward rate agreements and options) and exchange rate contracts (including forward foreign exchange contracts, currency swaps and options). Particular attention is paid to the liquidity of the markets and products in which the Lloyds TSB Group trades to ensure that there are no undue concentrations of activity and risk.

Insurance risk

The risk of loss arising from the sensitivity of profits to movements in claims experience and expectation; movements in the market value of invested assets which are not matched by similar movements in the value of insurance liabilities; the presence of options and guarantees in insurance products; and changes in the legal, regulatory and fiscal environment as applicable to the insurance businesses.

Measurement

Financial risks are measured through deterministic studies of the impact of different insurance and investment market scenarios on the future free assets of the business as well as some stochastic modelling.

The composition, and value, of both the non-participating fund and the General Insurance portfolio are reported to Group Risk Management on a monthly basis and a VaR is calculated. Stress testing is also used to supplement the VaR models.

The risk of loss measured by the VaR model is the potential loss in earnings over a given time horizon. The VaR methodology used is a VcV approach which is the same in all respects to that used for the traded risk in banking activities, except that in the case of equity risk, the model maps the portfolio composition onto a series of appropriate indices by region and sector. The figures quoted below are the sum of the two portfolios with no allowance for diversification between portfolios or asset classes and represents the potential loss in earnings.

The following table shows closing, average, maximum and minimum VaR for the years ended 31 December 2003 and 2002 on a 95 per cent confidence one day basis.

	31 December 2003				31 December 2002			
	Closing £m	**Average £m**	**Maximum £m**	**Minimum £m**	Closing £m	Average £m	Maximum £m	Minimum £m
Interest rate risk	**3.4**	**3.7**	**5.5**	**3.0**	3.1	3.2	3.7	2.8
Foreign exchange risk	**0.8**	**0.9**	**1.0**	**0.7**	1.0	1.4	1.8	1.0
Equity risk	**11.7**	**14.0**	**18.0**	**11.6**	17.4	19.9	22.6	17.4
Total VaR	**15.9**	**18.6**	**24.1**	**15.9**	21.5	24.5	28.1	21.5

Processes

Insurance risks are both retained and reinsured with external underwriters. The retained risk level is carefully controlled and monitored, with close attention being paid to the analysis of underwriting experience, product design, policy wordings, adequacy of reserves, solvency management and regulatory requirements.

General Insurance exposure to accumulations of risk and possible catastrophes is mitigated by reinsurance arrangements which are broadly spread over different reinsurers. Detailed modelling, including that of the probable maximum loss under various catastrophe scenarios, supports the choice of reinsurance arrangements. Appropriate reinsurance arrangements also apply within the life and pensions businesses.

Investment strategy is determined by the term and nature of the underwriting liabilities, and asset/liability matching positions are actively monitored. The aim is to invest in assets such that the cash flows on the investments will match those on the projected future liabilities. Actuarial tools are used to project and match the cash flows. It is not possible to eliminate risk completely as the timing of mortality is uncertain, and bonds are not available at all of the required maturities. As a result the cash flows cannot be precisely matched and so sensitivity tests are used to test the extent of the mismatch.

Investment strategy for surplus assets held in excess of liabilities takes account of the regulatory and internal business requirements for capital to be held to support the business now and in the future. Surplus assets are held primarily in two portfolios: the surplus in the Scottish Widows non-participating fund and an investment portfolio within the General Insurance business.

The surplus in the long-term non-participating fund of Scottish Widows plc exists to provide the long-term funds with liquidity and working capital. The surplus also forms a capital reserve to support the investments managed on behalf of the with-profits policies which were transferred from Scottish Widows Fund and Life Assurance Society. With-profits business involves guaranteed benefits; in adverse market conditions the surplus could be called upon to support with-profits benefits. As a consequence this fund is currently invested in a mix of equities, investment properties, fixed interest investments and cash that takes into account the mix in the With-Profits Fund. This investment policy maintains the value of the reserve as a proportion of the underlying

With-Profits Fund. The existence and investment mix of the surplus in the non-participating fund can therefore be considered as structural rather than as a traded portfolio. Under UK GAAP the portfolio is shown at market value and gains and losses are recognised in the profit and loss account.

The General Insurance portfolio is invested in a mixture of assets: cash, bonds and equities. The investment policy together with appropriate limits including the limit to be applied to the equity component are approved by group asset and liability committee supported by Group Risk Management.

Equity derivatives are used by the Lloyds TSB Group to match equivalent liabilities arising from some of its retail products. Derivatives may also be used for efficient portfolio management purposes in client funds where such activity is in accordance with approved policy and the customer mandate.

With-profits life and pensions business involves guaranteed benefits that create a contingent market risk to the Lloyds TSB Group. Accordingly, in adverse investment market conditions the surplus assets in the life and pensions business could be called upon to support with-profits benefits. Options and guarantees are incorporated in new insurance products only after careful consideration of the risk management issues that they present. This occurs as part of the new product approval process (see 'Product and Service risk' below).

Operations risk

The risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. For internal purposes, reputational impact is also included.

Processes

Businesses have primary responsibility for identifying and managing their operations risks. They employ internal control techniques to reduce their likelihood or impact to tolerable levels within the Lloyds TSB Group's risk appetite. Where appropriate, risk is mitigated by way of insurance.

The Lloyds TSB Group has defined high-level operations risk policies to seek to ensure a wide-ranging and consistent approach to the identification and management of operations risk and a standard methodology to ensure consistency in the identification, assessment and management of operations risk.

Group Risk Management provides general guidance on operations risk related issues, including regulatory changes and developments in the measurement and management of operations risk, to promote best practice throughout the Lloyds TSB Group. It keeps under continuous review and improvement all aspects of operations risk management to reflect developments in industry best practice and regulatory requirements.

The Lloyds TSB Group applies appropriate new product review processes to provide assurance that risks inherent in new products have been identified and mitigated.

Group Risk Management carries out formal risk reviews, covering specific risks, activities, business sectors or products, and ensuring that prompt and pre-emptive action is taken to address any actual or perceived risks that may emerge, whether specific to the Lloyds TSB Group or to the industry generally.

In response to the ongoing threat of external fraud, Lloyds TSB Group established a central fraud unit during 2003. This supports businesses in combating fraud by providing data mining expertise and fraud intelligence; investigating pan Lloyds TSB Group fraud cases; coordinating the development of fraud detection and prevention software; and acting as an interface to law enforcement agencies and industry bodies. Group Risk Management retains responsibility for oversight of fraud management.

Product and service risk

The risk of loss arising from the inherent characteristics, management or distribution of products or services, or from failure to meet or exceed customer expectations and competitor offerings. For the Lloyds TSB Group to achieve its objective to maximise value for shareholders over time, product life cycles must be effectively managed and new products developed to meet customer needs.

The Lloyds TSB Group is committed to the fair treatment of its customers. This is embedded into the processes indicated below to ensure businesses have developed customer centric strategies for product and business development, marketing, selling and after sales service.

Processes

Businesses maintain a range of products to meet customers' needs and the business strategy, are responsible for managing and controlling product risks and compliance with applicable regulations.

Product planning and development. Businesses have formal processes for reviewing the range of their product portfolios and subject all product development to rigorous assessment. The assessment includes seeking to ensure that the product meets clearly defined customer needs.

Product promotion, distribution and sales. Businesses have a defined channel distribution strategy for products, consistent with the Lloyds TSB Group's distribution strategy. Businesses launching new products are responsible for ensuring compliance with all applicable regulations, and that the proposed sales activity is appropriate for the type of customer and their attitude to risk.

All advertising and marketing material is required to comply with the Lloyds TSB Group's governing policy on business conduct. Businesses are required to have procedures in place to ensure that the material is fair, clear and not misleading bearing in mind the knowledge and sophistication of the customer. Any statement of fact should be substantiated through documentary evidence; any comparison should be made in a fair and balanced way; and any reference to past performance should clearly state the basis of measurement.

Businesses are required, prior to publication of any sales material, to seek confirmation that it complies with the regulatory and legal requirements of the jurisdiction in which the product is offered and marketed. Terms and conditions (to include mandates, agreements and other documentation) are approved by legal advisors and reviewed periodically.

New product approval. The Lloyds TSB Group defines a new product as a new or amended product that introduces a significantly different risk profile at Lloyds TSB Group or business level. In line with defined policy, businesses provide Group Risk Management with details of new products at an early stage of product or service development to ensure compliance with the Lloyds TSB Group's risk appetite and strategy. Businesses are required to demonstrate that new products meet clearly defined customer needs and that the sales process mitigates the risks of unsuitable sales.

Where appropriate, technical advice/approval is sought from specialist functions. Only new products carrying the approval of Group Risk Management and the businesses involved in their manufacture/delivery are offered to customers.

Product performance. Businesses establish and monitor performance standards for all marketed products across a range of indicators, for example sales volumes, customer service and risk profile. Significant deviations from these standards are investigated and appropriate action taken.

Financial risk

The risk of financial failure arising from lack of capital or liquidity, poor management or poor quality/volatile earnings.

Measurement

The international standard for measuring capital adequacy is the risk asset ratio, which relates to on- and off-balance sheet exposures weighted according to broad categories of risk. The Lloyds TSB Group's capital ratios, calculated in line with the requirements of the Financial Services Authority, are set out in detail on page 64.

Liquidity policy. A policy is in place which requires a common methodology to measuring liquidity across the Lloyds TSB Group. The methodology derives a liquidity ratio calculated by taking the sum of liquid assets, five-day wholesale inflows and back-up lines, and then dividing this by the sum of five-day wholesale outflows and a percentage of retail maturities and contingent claims drawable over the next five days.

Accounting policies. The Lloyds TSB Group seeks to use appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates.

Limits

The Lloyds TSB Group and its regulated subsidiary banks have been allocated an Individual Capital Ratio by the Financial Services Authority, and the board has agreed a formal buffer to be maintained in addition to the Individual Capital Ratio. Actual or prospective breaches of the formal buffer must be notified to the Financial Services Authority, together with proposed remedial action; no such notifications have been made during 2003. Informally, a further buffer is maintained. In addition, the Board has agreed a maximum limit of the proportion of debt instruments in the capital base. Risk-weighted assets are monitored by businesses, while capital is controlled centrally.

The liquidity policy requires all authorised local treasury operations to maintain a liquidity ratio of over 100 per cent, in addition to ensuring compliance with local regulatory requirements.

Processes

Capital ratios are a key factor in the Lloyds TSB Group's budgeting and planning processes, and updates of expected ratios are prepared regularly during the year. Capital raised takes account of expected growth and currency of risk assets, and also allows for the sensitivity of the Lloyds TSB Group's capital to movements in equity markets.

Each reporting entity within the Lloyds TSB Group has a finance function which is responsible for the production of financial, management and regulatory information. It is the responsibility of Group Finance to produce consolidated information for use internally and to meet external regulatory and statutory reporting requirements. Group Finance requires businesses and reporting entities to follow common processes and reporting standards.

Businesses or reporting entities have formal month-end and quarter-end procedures in place for preparation of management and financial accounts respectively, review and formally approve management accounts at a determined level of detail, ensuring consistency with financial accounts and prepare forecasts and detailed annual budgets that are subject to formal review and approval. They are further required to implement measures to monitor performance at local level to identify significant fluctuations or unusual activity.

It is the responsibility of local line management to ensure that the liquidity policy is met, and the sources and maturities of assets and liabilities are continually managed and appropriately diversified to avoid any undue concentration as market conditions evolve. Compliance is monitored by regular liquidity returns to Group Risk Management.

Customer treatment risk

The risk of financial loss or reputational damage arising from inappropriate or poor customer treatment or failure to treat customers fairly.

Measurement

Lloyds TSB Group is committed to the fair treatment of its customers. A range of management information measures is in place across the Lloyds TSB Group to support the tracking of key customer treatment indicators. Group Risk Management and Group Audit are required to report regularly on customer treatment risk, management information trends and on compliance with the Lloyds TSB Group's standards.

Service improvements are monitored by customer satisfaction surveys. The results of the research are fed into the Lloyds TSB Group's CARE Index, which measures ongoing performance against five principal objectives: customer understanding; accessibility; responsibility; expertise; and overall service quality improvement.

Processes

A framework is in place to guide the consideration and documentation of customer treatment risk when developing policies and procedures. The Lloyds TSB Group has defined benchmark standards in all the key areas. The divisions are required to meet or exceed these standards.

Trends across all the CARE Index categories are monitored and fed into a programme of continuous customer service improvement. Lloyds TSB Group also provides its staff with clear Financial Services Authority compliant guidelines and processes for dealing with customer complaints.

Legal and regulatory risk

The risk of financial loss or reputational damage arising from failing to comply with the laws, regulations or codes applicable to the financial services industry.

Processes

The Lloyds TSB Group's business is regulated overall by the Financial Services Authority, and additionally by local regulators in offshore and overseas jurisdictions.

Each business has a nominated individual with 'compliance oversight' responsibility under Financial Services Authority rules. The role of such individuals is to ensure that management has in place within the business a control structure which creates awareness of the rules and regulations to which the Lloyds TSB Group is subject, and to monitor and report on adherence to these rules and regulations.

Group Compliance. All compliance personnel also have a reporting line to Group Compliance, which sets compliance standards across the Lloyds TSB Group and provides independent reporting and assessment to the board and business directors.

Financial crime. Group Compliance includes a dedicated unit, led by the group financial crime director, which is responsible for ensuring that the Lloyds TSB Group has effective processes in place to identify and report on suspicious transactions and customers, in support of the worldwide fight against financial crime.

The group compliance director has access to the chairman, group chief executive and members of senior management.

Change management risk

The risk of financial loss or reputational damage arising from programmes or projects failing to deliver to requirements, budget or timescale; or failing to implement change effectively.

Processes

To deliver the Lloyds TSB Group's strategic aims, change must be managed in an effective, risk-aware and appropriately controlled manner throughout the organisation. The Lloyds TSB Group's Change Management Standards provide consistency of approach across its project portfolio, and the approach is regularly benchmarked against other organisations around the world.

Changes that significantly impact customers or staff are managed as part of an overall change plan managed by the Lloyds TSB Group change management committee. The committee ensures that the aggregate impact of the implementation of change on customers, staff and systems is understood, managed and controlled.

Liquidity

Liquidity risk is defined as the risk of a loss arising from Lloyds TSB Group's inability to meet its financial obligations as they fall due. These obligations include the repayment of deposits on demand or at their contractual maturity; the repayment of loan capital and other borrowings as they mature; the payment of insurance policy benefits, claims and surrenders; the payment of lease obligations as they become due; the payment of operating expenses and taxation; the payment of dividends to shareholders; the ability to fund new and existing loan commitments; and the ability to take advantage of new business opportunities. Lloyds TSB Group complies with the Financial Services Authority's liquidity requirements, and with similar liquidity policies in place across all trading centres worldwide. Compliance is monitored by regular liquidity returns to Group Treasury. Work is ongoing to ensure Lloyds TSB Group's compliance with the new liquidity framework being proposed by the Financial Services Authority.

The principal sources of liquidity for Lloyds TSB Group plc are dividends received from its directly owned subsidiary company, Lloyds TSB Bank, and loans from this and other Lloyds TSB Group companies. The ability of Lloyds TSB Bank to pay dividends, or for Lloyds TSB Bank or other Lloyds TSB Group companies to make loans to Lloyds TSB Group plc, depends on a number of factors, including their own regulatory capital requirements, distributable reserves and financial performance. For additional information see 'Shareholder information – Dividends'.

Lloyds TSB Group plc is also able to raise funds by issuing loan capital or equity, although in practice Lloyds TSB Group plc has never issued equity for this purpose and the majority of Lloyds TSB Group's loan capital has been issued by Lloyds TSB Bank. As at 31 December 2003, Lloyds TSB Group plc had £1,356 million of subordinated debt in issuance compared with £10,454 million for the consolidated Lloyds TSB Group. The cost and availability of subordinated debt finance are influenced by credit ratings. A reduction in these ratings could increase the cost and could reduce market access. At 31 December 2003, the credit ratings of Lloyds TSB Bank were as follows:

	Senior debt
Moody's	Aaa
Standard & Poor's	AA
Fitch	AA+

The credit ratings of Lloyds TSB Group plc were one notch lower. The ratings outlook from Moody's and Fitch for Lloyds TSB Bank is stable. The Standard & Poor's rating outlook is negative. These credit ratings are not a recommendation to buy, hold or sell any security; and each rating should be evaluated independently of every other rating.

A significant part of the liquidity of Lloyds TSB Group's banking businesses arises from their ability to generate customer deposits. A substantial proportion of the customer deposit base is made up of current and savings accounts which, although repayable on demand, have traditionally provided a stable source of funding. During 2003, amounts deposited by customers increased by £162 million from £116,334 million at 31 December 2002 to £116,496 million at 31 December 2003, although excluding the effect of disposals made during the year there was an underlying growth of £6,798 million. These customer deposits are supplemented by the issue of subordinated loan capital and wholesale funding sources in the capital markets, as well as from direct customer contracts. Wholesale funding sources include deposits taken on the inter-bank market, certificates of deposit, sale and repurchase agreements, a Euro Medium Term Note programme, of which £5,184 million had been utilised for senior funding at 31 December 2003, and a US$5,000 million commercial paper programme, of which US$1,037 million had been utilised at 31 December 2003.

The ability to sell assets quickly is also an important source of liquidity for Lloyds TSB Group's banking businesses. Lloyds TSB Group holds sizeable balances of marketable treasury and other eligible bills and debt securities which could be disposed of to provide additional funding should the need arise.

The following table sets out the amounts and maturities of Lloyds TSB Group's contractual cash obligations at 31 December 2003.

	Within one year £m	One to three years £m	Three to five years £m	Over five years £m	Total £m
Long-term debt – dated	**505**	**249**	**668**	**3,073**	**4,495**
Euro Medium Term Note programme	**711**	**177**	**673**	**3,623**	**5,184**
US$ commercial paper programme	**579**	**–**	**–**	**–**	**579**
Securitisation vehicles	**3,046**	**–**	**–**	**–**	**3,046**
Operating leases	**226**	**393**	**372**	**258**	**1,249**
Capital commitments	**77**	**–**	**–**	**–**	**77**
Other purchase obligations	**265**	**340**	**200**	**220**	**1,025**
	5,409	**1,159**	**1,913**	**7,174**	**15,655**

Other purchase obligations includes amounts expected to be payable in respect of material contracts entered into by the Lloyds TSB Group for the provision of outsourced and other services. The cost of these services will be charged to the profit and loss account as it is incurred. The Lloyds TSB Group also has a constructive obligation to ensure that its defined post-retirement benefit schemes remain adequately funded. The amount and timing of the Lloyds TSB Group's cash contributions to these schemes is uncertain and will be affected by factors such as future investment returns and demographic changes. Lloyds TSB Group expects to make cash contributions of approximately £375 million to these schemes in 2004. The table above also excludes details of future cash flows related to certain insurance liabilities due to uncertainty as to their amounts and timing.

At 31 December 2003, Lloyds TSB Group also had £5,959 million of undated long-term debt outstanding; there were no finance lease obligations outstanding.

Off-balance sheet arrangements

The following table sets out the amounts and maturities of Lloyds TSB Group's other commercial commitments at 31 December 2003. These commitments are not included in Lloyds TSB Group's consolidated balance sheet.

	Within one year £m	One to three years £m	Three to five years £m	Over five years £m	Total £m
Acceptances	**295**	**2**	**2**	**–**	**299**
Guarantees	**5,516**	**181**	**130**	**295**	**6,122**
Other contingent liabilities	**2,330**	**135**	**9**	**130**	**2,604**
Total contingent liabilities	**8,141**	**318**	**141**	**425**	**9,025**
Lending commitments	**62,088**	**9,587**	**4,840**	**1,906**	**78,421**
Other commitments	**879**	**13**	**6**	**16**	**914**
Total commitments	**62,967**	**9,600**	**4,846**	**1,922**	**79,335**
Total contingents and commitments	**71,108**	**9,918**	**4,987**	**2,347**	**88,360**

Lending commitments are agreements to lend to customers in accordance with contractual provisions; these are either for a specified period or, as in the case of credit cards and overdrafts, represent a revolving credit facility which can be drawn down at any time, provided that the agreement has not been terminated. The total amounts of unused commitments do not necessarily represent future cash requirements, in that commitments often expire without being drawn upon.

Lloyds TSB Group's banking businesses are also exposed to liquidity risk through the provision of securitisation facilities to certain corporate customers. Lloyds TSB Group currently offers securitisation facilities to its corporate clients through two conduit securitisation vehicles, Cancara and Obelisk. These are funded in the asset-backed commercial paper market. The main conduit sponsored by Lloyds TSB Bank plc was established in 2002 and commenced funding in 2003. The conduit, Cancara Asset Securitisation Limited, is divided into three subgroups of companies:

a) the issuer companies, Cancara Asset Securitisation Limited ('Cancara Limited') and Cancara Asset Securitisation LLC ('Cancara LLC'), which issue the commercial paper in the US and Euro asset backed commercial paper markets to third party investors and are bankruptcy remote special purpose limited liability companies. Cancara Limited is wholly owned by an independent charitable trust; Cancara Asset Securitisation LLC is a subsidiary of Cancara Limited;

b) the purchasing companies, Gresham Receivables Nos. 1, 2 (UK) and 3 Limited, which purchase customer receivables and fund these via a secured loan or discounted note from Cancara Limited, are bankruptcy remote special purpose vehicles, each wholly owned by one or more independent charitable trusts; and

c) the investment purchasing companies, Dragon Securities Nos. 1, 2, 3, 4, 5, 6 and 7 Limited, which purchase asset-backed securities (backed by third party assets) from the market and initially also from Lloyds TSB Group. As Lloyds TSB Bank plc acts as investment advisor to the investment purchasing companies and receives a performance related fee, the companies are consolidated by Lloyds TSB Group under the provisions of Financial Reporting Standard 5 as quasi-subsidiaries.

Other than certain third party asset backed securities mentioned above, Lloyds TSB Group does not sell its own assets to the other purchasing companies or issuer companies nor does it, or any of its subsidiaries or affiliates, have an affiliation through ownership control or otherwise to these companies. However, Lloyds TSB Group does provide liquidity facilities to the issuer, purchasing and investment purchasing companies to fund short-term cash deficits that may arise through timing differences between cash receipts from the receivables and cash payments to the holders of the commercial paper. As at 31 December 2003 Lloyds TSB Bank plc provided asset-backed commercial paper liquidity support facilities to the purchasing companies, investment purchasing companies and Cancara totalling approximately £3.8 billion. As of the same date total assets held by the purchasing companies, investment purchasing companies and Cancara totalled approximately £3.7 billion, of which £3.1 billion has been consolidated into the Lloyds TSB Group's balance sheet.

At 31 December 2003 Lloyds TSB Group also acted as sponsor to three additional conduit securitisation purchasing entities, Monument Asset Securitisation Company Limited ('Monument') and Obelisk Funding Limited and Obelisk Funding (No. 2) Limited ('Obelisk'). These are wholly owned by independent trusts and administered by third parties. These off-balance sheet entities purchase securities or receivables from customers funded by secured lending from third parties, which in turn issue asset-backed commercial paper to investors. Lloyds TSB Group does not sell its own receivables to these entities, and the assets and obligations of Monument and Obelisk are not included in Lloyds TSB Group's consolidated balance sheet. However, Lloyds TSB Group provides short-term asset-backed commercial paper liquidity support facilities on commercial terms to the issuers of the commercial paper, for use in the event of a market disturbance should they be unable to roll over maturing commercial paper or obtain alternative sources of funding.

In respect of Obelisk as at 31 December 2003 it held assets of approximately £0.6 billion, primarily loans and investments. The assets are generally of investment grade quality and are typically secured. Lloyds TSB Bank plc provided asset-backed commercial paper liquidity support facilities of approximately £0.6 billion. In the future it is intended that much of the business funded by Obelisk will be transferred to the Cancara conduit structure. At 31 December 2003, Monument had no assets and there are no remaining commitments to Monument as this vehicle is in the process of being closed. During 2003, fee income earned by Lloyds TSB Group in relation to the Cancara, Monument and Obelisk transactions totalled approximately £7.80 million.

Within Lloyds TSB Group's insurance and investments businesses, the principal sources of liquidity are premiums received from policyholders, charges levied upon policyholders, investment income and the proceeds from the sale and maturity of investments. The investment policies followed by Lloyds

TSB Group's life assurance companies take account of anticipated cash flow requirements including by matching the cash inflows with projected liabilities where appropriate. Cash deposits and highly liquid government securities are available to provide liquidity to cover any higher than expected cash outflows.

Based upon the levels of resources within the banking and insurance and investments businesses and the ability of Lloyds TSB Group to access the wholesale money markets or issue debt securities should the need arise, Lloyds TSB Group believes that its overall liquidity is sufficient to meet current obligations to customers, policyholders and debt holders, support expectations for future changes in asset and liability levels and carry on normal operations.

Supervision and regulation

UK regulations

The cornerstone of the regulatory regime in the UK is the Financial Services and Markets Act 2000 ('FSMA') which came into force on 1 December 2001 (a date known as N2) and replaced much of the previous legislation under which banks, insurance companies and investment businesses had been authorised and supervised. In accordance with the provisions of the FMSA on 30 November 2002, the Financial Services Authority ('FSA') completed the process of assuming responsibility for the regulation and oversight of a wide range of financial services activities in the UK. The FSA's Integrated Prudential Sourcebook (due to be implemented by the end of 2004) will bring together their main prudential requirements organised by risk (for example, credit risk, market risk, insurance risk etc) replacing the existing Interim Prudential Sourcebooks, which are organised by types of business. Much of the Integrated Prudential Sourcebook is based on European Union ('EU') directives and other international standards, many of which are currently being revised.

Any individual who carries out what is known as a 'controlled function' in a financial services firm needs to be approved by the FSA. Controlled functions include those of directors, the finance officer, risk management, compliance, anti-money laundering and internal audit. The FSA has established a Code of Practice for Approved Persons; shortfalls in their conduct can lead to sanctions against the individual by the FSA.

The regulatory environments in which the different businesses within the Lloyds TSB Group operate are discussed below.

Banking

The FSA carries out its supervision of the UK banking sector through the collection of information from a series of prudential returns covering sterling and non-sterling operations, meetings with the senior management of the banks and reports obtained from skilled persons. The regular reports include operating statements and returns covering (amongst other things) capital adequacy, liquidity, large single exposures and large exposures to related borrowers, lendings by industry sector and geographical area, maturity analyses and foreign exchange activities. A risk-based approach for the supervision of all banks was introduced in 1998; under this approach, the starting point for the FSA's supervision of a bank is based on a systematic analysis of that bank's risk profile. Having determined the level of inherent risk in the bank a minimum capital adequacy requirement is established, which a bank is required to meet at all times.

Capital adequacy returns are submitted on a periodic basis for all the authorised institutions within the Lloyds TSB Group. There are six UK authorised banks within the Lloyds TSB Group: Lloyds TSB Bank, Lloyds TSB Scotland, Cheltenham & Gloucester, Lloyds TSB Private Banking, Scottish Widows Bank and AMC Bank. Returns are also submitted on a consolidated basis for the Lloyds TSB Group as a whole.

Depositors (who are eligible claimants) in the UK are provided with protection for their deposits with authorised institutions. Depositors with an institution which has been declared insolvent are entitled to receive 100 per cent of the first £2,000 and 90 per cent of the next £33,000 of their protected deposits from the Financial Services Compensation Scheme, subject to a maximum amount of £31,700, including both principal and accrued interest. All authorised institutions are required to be members of the Financial Services Compensation Scheme and are subject to a levy in proportion to their deposit base, which includes deposits in sterling, other European Economic Area currencies and euro, to finance the Compensation Scheme.

The Banking Code (the 'Code') is a voluntary code agreed by UK banks and building societies which became effective in 1992, with subsequent revisions in 1994, 1998, 2001 and 2003, and which has been adopted by Lloyds TSB Group. The Code defines the responsibilities of the banks and building societies to their personal customers in connection with the operation of their UK accounts and sets out minimum standards of service that these customers can expect from institutions which subscribe to the Code. Compliance with the Code is monitored by the Banking Code Standards Board.

The Business Banking Code is a voluntary code agreed by UK banks which became effective at the end of March 2002, with a subsequent revision in 2003 and which has been adopted by Lloyds TSB Group. The Business Banking Code defines the responsibilities of the banks to their smaller business customers in connection with the operation of their accounts and sets out minimum standards of service that such customers can expect from institutions which subscribe to the Business Banking Code. Compliance with the Business Banking Code is monitored by the Banking Code Standards Board.

Investment business

The FSA is responsible for the authorisation and supervision of those firms which are engaged in investment business as defined in the FSMA. As part of the authorisation process, the FSA reviews applicants to ensure that they satisfy the necessary criteria including honesty, competence and financial soundness, to engage in regulated activity. Lloyds TSB Group's investment businesses became authorised by the FSA through being 'grandfathered' as having been authorised under previous legislation to carry on investment business.

The FSA's regulatory approach aims to focus and reinforce the responsibility of the management of each approved person to ensure that it takes reasonable care to organise and control its affairs responsibly and effectively and that it develops and maintains adequate risk management systems. The FSA Handbook of Rules and Guidance ('the Handbook') sets out 11 Principles for Businesses and the rules to which investment businesses are required to adhere.

Under the FSMA a compulsory single, industry wide, investor's compensation scheme, the Financial Services Compensation Scheme has been set up. The Scheme is financed by a levy system and the FSMA allows for the establishment of different funds for different kinds of business and for different maximum amounts of claim. The maximum award for compensation on investments is £48,000 (100 per cent of the first £30,000 and 90 per cent of the next £20,000).

At N2, a new Inter-Professionals Code (IPC) covering investment products succeeded the London Code of Conduct (LCC) for investment and non-investment products. Trading in the wholesale markets in Non-Investment Products (NIPs) that is sterling, foreign exchange and bullion wholesale deposit markets, and the spot and forward foreign exchange and bullion markets, is not covered by the IPC. There was however strong market support for a code to cover these markets, and in November 2002, a draft NIPs Code was published for consultation.

The draft code had been drawn up by a wide cross-section of market practitioners representing principals and brokers in the foreign exchange, money and bullion markets. The work was carried out by the Foreign Exchange Joint Standing Committee, the Wholesale Sterling Deposits Working Group (a sub-group of the Money Market Liaison Group) and the London Bullion Market Association, and was based on the LCC, while working in tandem with the FSA's work on the IPC. These groups have considered the comments put forward during the consultation period and produced a revised version of the code. The groups will continue to monitor developments in market practice and review periodically how the code should be amended to reflect such changes.

The London Code of Conduct for Non-Investment Products will apply to both FSA authorised and non-FSA authorised institutions. Given the fact that some firms will operate both in the NIPs and investment product markets, the NIPs Code has been drafted with a view to making its provisions consistent where appropriate with the relevant parallel provisions in the FSA Handbook. The provisions of the NIPs Code are intended only as guidance on what is currently believed to constitute good practice in the NIPs wholesale markets. The code has no statutory underpinning except where it refers to existing legal requirements, although the FSA may take into account a firm's compliance or otherwise with this and other codes when making decisions on authorisation.

Insurance

The insurance companies within the Lloyds TSB Group also became authorised by the FSA through being 'grandfathered' as having been authorised under previous legislation. While the authorisation and supervision of insurance companies is subject to the same FSA regulatory approach as other investment companies, rules exist to:

- Restrict the carrying out of insurance business in the UK to persons authorised by the FSA.
- Require the separation of the long-term business assets of an insurance company from the assets attributable to shareholders.
- Require, and define the role of, an appointed actuary for each insurance company carrying out long-term business in the UK. The appointed actuary is responsible for monitoring the financial health of the company.
- Require the directors to prepare an annual report on the solvency position of the insurer. The valuation basis for assets is defined and there are limits on the extent to which certain categories of assets are allowable in determining the solvency position. The appointed actuary must calculate the value of long-term liabilities and details of his investigations are contained in the directors' solvency report. In determining the value of long-term liabilities the appointed actuary must use a method and valuation basis permitted by the Handbook.
- Require the maintenance of a prescribed solvency margin at all times. The amount of the solvency margin depends upon the amount and type of business an insurance company writes. Failure to maintain the required solvency margin gives the regulator grounds for intervention.
- Prevent an insurer, and its parent, from declaring a dividend when long-term business assets do not exceed long-term liabilities. Furthermore, surplus assets in the long-term fund can only be transferred out once the appointed actuary has completed an investigation.
- Prevent the use of the long-term business assets for purposes other than supporting long-term business.

With the introduction of the Integrated Prudential Sourcebook in 2004, the rules governing the appointment and roles of actuaries and the minimum capital requirements relating to long-term insurance business are set to change, particularly in relation to with-profits business.

The Financial Services Compensation Scheme also applies to general and long-term insurance business written by an insurer authorised by the FSA or by the UK branch of a European Economic Area firm carrying on 'home state regulated activity'. The limit of compensation in respect of long-term insurance contracts is 90 per cent of the value of the contract with no maximum.

Other relevant legislation and regulation

The Consumer Credit Act 1974 regulates both brokerage and lending activities in the provision of personal secured and unsecured lending. The Data Protection Act 1998 regulates, among other things, the retention and use of data relating to individual customers. The Unfair Terms in Consumer Contracts Regulations 1994 came into force in July 1995. These Regulations together with the Unfair Contract Terms Act 1977 apply to certain contracts for goods and services entered into with customers. The main effect of the Regulations is that a contractual term covered by the Regulations which is 'unfair' will not be enforceable against a consumer. These Regulations apply, among other things, to mortgages and related products and services.

The Mortgage Code is a voluntary code followed by lenders and mortgage intermediaries dealing with customers in the UK who want a loan secured on their home. It sets standards of good mortgage practice, which are followed as a minimum standard by those subscribing to it. Compliance with the Mortgage Code is monitored by the Mortgage Code Compliance Board. The new mortgage regulation regime has been finalised by the FSA and will take effect from 31 October 2004.

The General Insurance Standards Council ('GISC') is an independent, non-statutory organisation that was officially launched on 3 July 2000 to regulate the sales, advice and service standards of its members. GISC members may be insurers, intermediaries or others involved in general insurance such as claims handlers. Members' obligations to individuals buying insurance for themselves and their families are explained fully in the GISC Private Customer Code, while the GISC Commercial Code explains members' obligations in relation to businesses buying insurance. Members are monitored to make sure they follow the standards in the Code.

In December 2001 the UK government announced that the FSA would become responsible for regulating the sale and administration of general insurance (e.g. motor, property and liability insurance) and pure protection contracts (i.e. critical illness, income protection, term assurance and long-term care assurance). The government's legislation, and the FSA's rules subsequently made under it, will, when finalised, implement the Insurance Mediation Directive ('IMD') in the UK. The regulation of insurance intermediation will commence from 14 January 2005.

The Financial Ombudsman Service ('FOS') was established at N2 pursuant to the FMSA to provide customers with a free, independent service designed to resolve disputes where the customer is not satisfied with the response received from the regulated firm. The FOS resolves disputes that cover most financial products and services provided in (or from) the United Kingdom, from insurance and pension plans to bank accounts and investments, for eligible complainants, private individuals and small businesses, charities or trusts. The decisions made by the FOS are binding on firms. Under section 229 of the FMSA, if a complaint is determined in favour of the complainant, the determination may include a money award against the firm of such amount as the Ombudsman considers fair compensation for financial loss and subject to the maximum limit of £100,000, or a direction that the firm take such steps in relation to the complainant as the Ombudsman considers just and appropriate or, both of these.

EU directives

EU directives, which are required to be implemented in member states through national legislation, have a strong influence over the framework for supervision and regulation of banking and financial services in the UK. The banking directives aim to harmonise banking regulation and supervision throughout member states by setting out minimum standards in key areas such as capital adequacy and deposit and investor compensation schemes. The UK has now largely implemented these minimum requirements. The directives also require member states to give 'mutual recognition' to each other's standards of regulation. Under the Second Banking Co-ordination directive the concept of mutual recognition has also been extended to create the 'passport' concept; this gives a bank which has been authorised in its 'home' state the freedom to establish branches in, and to provide cross-border services into, other member states without the need for additional local authorisation.

Whilst credit institutions such as those in Lloyds TSB Group are primarily regulated in their home state by a local regulator, the EU directives prescribe minimum criteria for the authorisation of credit institutions and the prudential supervision applicable to them. Investment firms are subject to a similar regulatory environment and can obtain a 'passport' under the Investment Services Directive or the UCITS Management Directive. Despite the application of the 'passports' a member state can impose certain requirements on the conduct of banking and investment activities in its boundaries, including conduct of business rules.

Credit institutions and investment firms are required to make adequate capital provisions for risks entered into: the directives set out the deemed quality and acceptable relative proportions of various types of capital. The directives also regulate permissible counterparty exposures, provide for the supervision of consolidated financial groups' capital adequacy requirements and define permissible exposures to individual or linked counterparties.

During 2004 the European Commission will be issuing a draft risk based capital directive for banks and investment firms. This is based on the revised Basel Capital Accord, which is being developed by the Basel Committee on banking supervision. This is likely to result in comprehensive changes to the capital adequacy regulations applicable to Lloyds TSB Group. The proposals for the new framework cover three main areas:

• Minimum capital requirements and methodologies for allocation of regulatory capital for credit and other risks.

• A supervisory review process, including the setting of capital ratios by bank supervisors.

• Improvement in the stability of the financial system by reliable and timely disclosure of risk information.

It is not expected that the eventual framework will be implemented before 1 January 2007.

The UK financial services industry will also be affected by a number of other initiatives currently being developed by the EU; work continues on the Financial Services Action Plan, which is intended to create a single market for financial services by 2005, and there are proposals for a new Consumer Credit Directive. The Lloyds TSB Group will continue to monitor the progress of these initiatives and assess the likely impact on its business.

Rest of the world

Lloyds TSB Group operates in many countries around the world and its overseas branches and subsidiaries are subject to reporting and reserve requirements and controls imposed by the relevant central banks and regulatory authorities.

Customer remediation payments

Redress to past purchasers of pension policies

During the early 1990s, the UK government and regulatory authorities became concerned that customers who had been encouraged to set up private pension plans had been given poor advice and that they would, in fact, have been in a better position if they had remained in, or joined, employer sponsored pension schemes. The regulator of the UK pension industry (then the Securities and Investments Board, now the FSA) carried out an industry-wide investigation into the conduct of business involving the transfer of pensions. The conclusion of this investigation was that a large number of customers had been poorly advised by insurance companies and intermediaries across the industry. As a result, the regulator established an action plan requiring the UK pensions industry to review all cases of possible misselling and where appropriate pay compensation.

In common with a number of other banks and insurance companies, in January 1997 Lloyds TSB Bank was fined £325,000 by the Investment Management Regulatory Organisation Limited for regulatory breaches and failings in connection with the sale of personal pensions between April 1988 and July 1993. Lloyds TSB Group does not expect any further fines or regulatory investigations in connection with the regulator's action plan for reviewing cases of possible misselling. However, the principal cost incurred by the Lloyds TSB Group as a result of this matter relates to the compensation paid to past purchasers of pensions. As the review of pension cases has progressed, provisions have been established in respect of the anticipated cost of these payments.

The provisions have been calculated by making assumptions about the number of cases requiring compensation and the estimated cost of the resulting payment. As the review has progressed greater experience has enabled management to refine these assumptions. The size of the provision has also been affected by periodic revisions to the actuarial guidelines issued by the FSA for the calculation of redress payments and lower stock market levels which have resulted in an increase in the cost of restitution into company pension schemes as personal pension fund values and the trustees' expectation of future returns reduce. These factors have resulted in additional charges being made to the Lloyds TSB Group's profit and loss account of £70 million in 2001, £40 million in 2002 and £44 million in 2003. Following normal actuarial practice, each year the provision has also been increased to recognise the interest accruing upon the assets held to match the liability. This increase in the provision amounted to some £2 million in 2003, £17 million in 2002 and £20 million in 2001, although there was no net effect on Lloyds TSB Group's profit and loss account. At 31 December 2003 the provisions held amounted to £25 million. See note 30d to the financial statements.

The review is now nearing completion and management does not expect any further material changes in the provisioning requirement. However, the cases that are still to be settled are generally large and complex and there is therefore a risk that the assumptions made in determining the provision may prove to be inaccurate.

Mortgage endowment and other savings products

A current industry issue concerns the sale of life assurance products related to the repayment of residential mortgages ('mortgage endowments'). At sale, the premium is set at a level such that the projected benefits, including an estimate of growth over the life of the policy and allowing for an estimate of the expenses to be charged, will equal or exceed the mortgage debt. Falling investment returns have led to increased concern that the value of some of these policies will be less than the amount required to repay the mortgage. Certain customers have complained that this risk was not properly explained to them at the time of the sale.

During 2002, a review was carried out in conjunction with the FSA into sales of mortgage endowment and other long-term savings products made by the Abbey Life sales force between 1988 and its disposal by the Lloyds TSB Group in February 2000. As a result of this review, in December 2002 the FSA fined Abbey Life £1 million for mortgage endowment misselling and other deficiencies in its compliance procedures and controls. A provision of £165 million was established, in the year ended 31 December 2002, for the cost of compensation due to customers based upon assumptions as to the number of cases requiring redress and the estimated average cost; this provision was increased by £22 million in 2003 as greater experience has enabled management to refine the underlying assumptions. In addition, there has been an increase in complaints in respect of products sold by the Abbey Life sales force prior to 1988; a provision of £34 million has been established in 2003 to cover the estimated cost of redress.

Mortgage endowments were also sold to customers through the branch networks of Lloyds TSB Bank, Lloyds TSB Scotland and Cheltenham & Gloucester; these policies were either underwritten by life assurance companies within the Lloyds TSB Group or by third parties. During 2003 there has been a significant increase in the level of complaints received from customers in respect of these sales and as a result a provision of some £65 million has been established to cover the estimated cost of remediation. The ultimate cost remains highly uncertain as it depends both upon the number of customers whose complaints are found to be justified and the actual payments made, which will depend upon individual circumstances. Consequently, there is a risk that further provisions in respect of this matter may be required in the future, although management is satisfied that current provisioning levels remain adequate.

Concerns have also been expressed over the appropriateness of sales of certain stock market related savings products. In this regard, Lloyds TSB Group has carried out, in conjunction with the FSA, an investigation into sales made in 2000 and 2001 of the Extra Income & Growth Plan ('EIGP'). The EIGP is a term investment providing a fixed return either by way of quarterly income, annual income or a single payment at maturity. The capital repayment at maturity is linked to the performance of a basket of shares, selected from the FTSE 100. The investigation was completed during 2003 and concluded that the Lloyds TSB Group did not have sufficiently rigorous systems and controls for considering all the issues surrounding the selling of the EIGP and in particular, did not provide sales staff with sufficiently in-depth training on how much of a customer's available funds should be invested. As a result the product was sold to some customers for whom it was not suitable. The FSA fined Lloyds TSB Bank £1.9 million and required that compensation should be paid to those customers who invested in the EIGP when it was not appropriate. A charge of £130 million has been made to the profit and loss account in 2003 in respect of the costs of the investigation and to provide for the estimated cost of redress and the incremental costs expected to be incurred processing the payments to customers. A further charge of £5 million was made during 2003 in respect of remediation to customers who invested in other long-term savings products.

With-profits options and guarantees

In common with other organisations in the life assurance industry, prior to its demutualisation Scottish Widows wrote policies which contained potentially valuable options and guarantees, including guaranteed annuity option policies. A guaranteed annuity option policy is a pension policy that provides a cash benefit at retirement age, which can be converted into an annuity at a specified minimum rate. Under the terms of the transfer of the Scottish Widows business, a separate memorandum account was created within the with-profits fund called the Additional Account which is available to meet any additional costs of providing guaranteed benefits on transferred policies. The Additional Account had a value at 31 December 2003 of £1.4 billion (2002: £1.5 billion); to the extent that it is insufficient to provide these benefits any shortfall would be met by the Lloyds TSB Group.

Since demutualisation in 2000, Scottish Widows continued to write policies containing similar features, although the volume of products written has since reduced and is now not significant. The Additional Account is not available to meet any additional cost of providing the benefits on these policies which would, to a large extent, have to be met by the Lloyds TSB Group.

The eventual cost of providing benefits on the policies written both pre and post demutualisation is dependent upon a large number of variables, including in particular:

- future interest rate and equity market trends;
- demographic factors, such as future persistency and mortality; and
- the proportion of policyholders who seek to exercise their options.

The ultimate cost, and any impact upon the Lloyds TSB Group, will not be known for many years. However, Scottish Widows has been developing an actuarial model to assist in the management of the with-profits fund and to meet regulatory requirements. The model allows management to estimate the effects of different economic scenarios upon the financial position of the fund and consider the implications of different management actions. Preliminary output from this model indicates that the possible cost of providing benefits on policies containing features such as options and guarantees varies widely and, depending on the economic scenario encountered, could result in the Lloyds TSB Group incurring a liability. Based on the information available at present, having considered the range of possible outcomes, and after making allowance for the effect of proposed future management actions, the Lloyds TSB Group currently considers that no provision is necessary. However, the model is subject to ongoing development and the position will be kept under review.

Capital resources

The total capital resources of Lloyds TSB Group are set out below:

	31 December 2003 £m	31 December 2002 £m	31 December 2001 £m
Minority interests (equity and non-equity)	**727**	731	546
Called-up share capital	**1,418**	1,416	1,411
Share premium account	**1,136**	1,093	959
Merger reserve	**343**	343	343
Profit and loss account	**6,727**	5,091	7,613
Shareholders' funds (equity)	**9,624**	7,943	10,326
	10,351	8,674	10,872
Undated loan capital	**5,959**	5,496	4,102
Dated loan capital	**4,495**	4,672	4,006
Total capital resources	**20,805**	18,842	18,980

Lloyds TSB Group's total capital resources increased by £1,963 million during 2003.

Shareholders' funds increased by £1,681 million, mainly due to retained profits, reflecting in part the profit arising on the disposal of The National Bank of New Zealand, and the favourable effect of exchange rate movements on the carrying value of the Lloyds TSB Group's overseas branches and subsidiaries. Loan capital increased by £286 million following the issue of additional undated loan capital to support the expansion of the Lloyds TSB Group's balance sheet which more than offset the effect of disposals.

Capital ratios

The international standard for measuring capital adequacy is the risk asset ratio, which relates regulatory capital to balance sheet assets and off-balance sheet exposures weighted according to broad categories of risk.

Lloyds TSB Group's regulatory capital is divided into tiers defined by the European Community Banking Consolidation Directive as implemented in the UK by the FSA's Interim Prudential Sourcebook for Banks. Tier 1 comprises mainly shareholders' funds, tier 1 capital instruments and minority interests, after deducting goodwill and other intangible assets. Tier 2 comprises general loan loss provisions, and qualifying subordinated loan capital, with restrictions on the amount of general provisions and loan capital which may be included. The amount of qualifying tier 2 capital cannot exceed that of tier 1 capital. Total capital is reduced by deducting investments in subsidiaries and associates which are not consolidated for regulatory purposes and investments in the capital of other credit/financial institutions. In the case of Lloyds TSB Group, this means that the net assets of its life assurance and general insurance businesses are deducted from Lloyds TSB Group's regulatory capital.

Banking operations are categorised as either banking book or trading book (broadly, activities which are accounted for on a mark-to-market basis). Risk-weighted assets are determined according to a broad categorisation of the nature of each asset or exposure and counterparty and, for the trading book, by taking into account market-related risks.

	31 December 2003 £m	31 December 2002 £m	31 December 2001 £m
Capital:			
– Tier 1	**11,223**	9,442	8,352
– Tier 2	**8,935**	8,846	7,831
	20,158	18,288	16,183
Supervisory deductions	**(6,898)**	(6,573)	(6,730)
Total regulatory capital	**13,260**	11,715	9,453
Total risk-weighted assets	**117,732**	122,411	107,861
Post-tax return on average risk-weighted assets	**2.63%**	1.62%	2.26%
Risk asset ratios:			
– Total capital	**11.3%**	9.6%	8.8%
– Tier 1	**9.5%**	7.7%	7.7%

At 31 December 2003, the risk asset ratios were 11.3 per cent for total capital and 9.5 per cent for tier 1 capital. The 9.5 per cent tier 1 capital ratio appears higher than would perhaps be expected and reflects the higher level of supervisory deductions resulting from Lloyds TSB Group's significant investment in its life assurance operations.

Lloyds TSB Group's capital ratios improved significantly during 2003, partly as a result of gains on business disposals. Lloyds TSB Group's capital management policy is focused on optimising value for shareholders. There is a clear focus on delivering organic growth and expected capital retentions are sufficient to support planned levels of growth. However, management also wishes to maintain the flexibility to make value enhancing 'in market' acquisitions and therefore, at this stage, there are no plans to return capital to shareholders other than by way of dividend payments (see 'Shareholder information – Dividends'). Management will keep all options for the utilisation of capital under reveiw.

There are strict limits imposed by the regulatory authorities as to the proportion of Lloyds TSB Group's regulatory capital base that can be made up of subordinated debt and preferred securities. Lloyds TSB Group's capacity to raise new debt capital for regulatory purposes increases as profits are retained; at 31 December 2003, Lloyds TSB Group had capacity to raise approximately £2,300 million of tier 2 debt capital, compared to approximately £600 million at 31 December 2002. This increase reflects the effects of retained profits and favourable exchange rate movements. The unpredictable nature of movements in the value of the investments supporting the long-term assurance funds could cause the amount of qualifying tier 2 capital to be restricted because of falling tier 1 resources. The Lloyds TSB Group seeks to ensure that even in the event of such restrictions the total capital ratio will remain adequate.

During 2003, total capital for regulatory purposes increased by £1,545 million to £13,260 million. Tier 1 capital increased by £1,781 million, mainly as a result of profit retentions and favourable exchange rate movements, and tier 2 capital increased by £89 million. This was partly offset by an increase in supervisory deductions of £325 million, reflecting an increase of £268 million in the long-term assurance business attributable to the shareholder to £6,481 million, from £6,213 million in December 2002.

Risk-weighted assets decreased to £117,732 million at 31 December 2003 following the disposal of the Lloyds TSB Group's operations in New Zealand and Brazil and the post-tax return on average risk-weighted assets was 2.63 per cent.

The free asset ratio is a common measure of financial strength in the UK for long-term businesses. It is the ratio of assets less liabilities (including actuarial reserves but before the required regulatory minimum solvency margin) expressed as a percentage of the liabilities. It is derived from annual insurance returns which will be completed in March 2004. At 31 December 2003 the free asset ratio for Scottish Widows plc was estimated as 13.5 per cent, compared with 12.2 per cent at 31 December 2002. This free asset ratio included some £195 million allowance for future profits (December 2002: £400 million). After adjusting for the required regulatory minimum solvency margin, the Scottish Widows plc ratio, expressed as a percentage of total assets, was an estimated 8.3 per cent at 31 December 2003, compared with 7.3 per cent at 31 December 2002. As part of the FSA's Integrated Prudential Sourcebook developments realistic reporting will be introduced for the end of 2004. Based on the form of disclosure agreed between the Association of British Insurers and the FSA, management estimates that the risk capital margin is covered over three times.

Corporate social responsibility

The Lloyds TSB Group has long recognised the importance of corporate social responsibility (CSR). It is one of the UK's largest corporate givers; it has award winning policies in equality and diversity, employee relations and training and development; and, it has leading edge systems for the assessment of environmental risks in lending. This track record is reflected in sector leading performance in a variety of CSR indices, league tables and investor ratings.

The Lloyds TSB Group recognises that social, ethical and environmental (SEE) issues bring both risks and opportunities. The Lloyds TSB Group's full response to such issues is detailed in its separate CSR report, The Community & our Business, (see page 185 for details).

The Lloyds TSB Group has a CSR steering committee chaired by the deputy group chief executive and comprising the senior executives of those businesses most directly affected by SEE issues. The committee meets quarterly to recommend strategy and direction. The board reviews overall CSR performance annually and individual issues are subject to board discussion throughout the year.

The board is confident that the systems in place to manage significant CSR risks are effective and provide adequate information to identify and assess the short and long-term risks arising from SEE matters. In 2003, CSR risks and opportunities have been assessed and the board is satisfied that CSR risks pose no material threat to the company.

During 2003 the Lloyds TSB Group has continued to roll out its balanced scorecard as a tool to support the business strategy and values and to provide a means to balance the needs of customers, staff and shareholders. The balanced scorecard seeks to ensure that staff performance is measured on customer service, building customer relationships, people management and assessment of risk as well as sales and financial measures. Where appropriate, management remuneration and incentives are linked directly to specific areas of CSR performance, for example service quality.

Robust internal audit systems are in place to review adherence to policies and procedures and environmental performance is subject to external independent verification. Overall, the board is satisfied that the company complies with its CSR related policies and procedures.

Investment portfolio, maturities, deposits, short-term borrowings

Investment securities and other securities

The following table sets out the book value and valuation of Lloyds TSB Group's investment securities and other securities at 31 December for each of the three years indicated.

	2003 Book value £m	**2003 Valuation £m**	2002 Book value £m	2002 Valuation £m	2001 Book value £m	2001 Valuation £m
Investment securities[1]						
Bank and building society certificates of deposit	**2,515**	**2,515**	3,147	3,148	4,670	4,677
Corporate debt securities	**1,895**	**1,890**	1,495	1,496	613	616
Mortgage backed securities	**2,211**	**2,212**	893	892	521	527
Other asset backed securities	**3,942**	**3,951**	2,817	2,820	1,193	1,198
Other debt securities	**1,283**	**1,284**	1,369	1,367	1,211	1,209
Securities of the US treasury and US government agencies	**1,624**	**1,626**	1,740	1,736	1,148	1,147
Other government securities	**271**	**276**	400	405	1,633	1,829
Other public sector securities	**–**	**–**	1	1	–	–
Equity shares	**35**	**131**	38	67	38	66
	13,776	**13,885**	11,900	11,932	11,027	11,269
Other securities						
UK government securities	**–**	**–**	–	–	31	31
Securities of the US treasury and US government agencies	**38**	**38**	40	40	–	–
Other government securities	**7,215**	**7,215**	5,995	5,995	4,072	4,072
Other public sector securities	**106**	**106**	112	112	151	151
Bank and building society certificates of deposit	**–**	**–**	340	340	234	234
Corporate debt securities	**6,785**	**6,785**	7,842	7,842	7,102	7,102
Mortgage backed securities	**664**	**664**	1,838	1,838	1,054	1,054
Other asset backed securities	**120**	**120**	1,191	1,191	592	592
Other debt securities	**–**	**–**	94	94	–	–
Equity shares	**423**	**423**	168	168	187	187
	15,351	**15,351**	17,620	17,620	13,423	13,423

[1] Investment securities are those intended for use on a continuing basis in the activities of Lloyds TSB Group and not for dealing purposes. Investment securities held by Lloyds TSB Group's insurance businesses are not included.

Maturities and weighted average yields of debt securities

The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2003 by the book value of securities held at that date.

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years	
	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %
Investment securities								
Bank and building society certificates of deposit	2,464	3.7	51	2.7	–	–	–	–
Corporate debt securities	24	3.5	1,422	5.2	398	2.2	51	2.4
Mortgage backed securities	36	1.3	1,301	3.5	874	4.1	–	–
Other asset backed securities	67	2.2	2,874	3.1	1,001	3.9	–	–
Other debt securities	214	2.0	626	2.8	434	3.2	9	0.5
Securities of the US treasury and US government agencies	–	–	414	1.6	1,112	1.8	98	1.6
Other government securities	206	2.0	62	12.0	3	10.0	–	–
Total book value	3,011		6,750		3,822		158	
Other securities								
Securities of the US treasury and US government agencies	–	–	–	–	38	4.1	–	–
Other government securities	910	2.2	1,342	3.0	4,963	4.0	–	–
Other public sector securities	17	2.1	52	2.9	37	3.7	–	–
Corporate debt securities	1,097	2.1	5,273	2.8	415	3.9	–	–
Mortgage backed securities	10	2.2	237	3.2	380	3.8	37	4.5
Other asset backed securities	–	–	62	3.0	58	4.5	–	–
Total book value	2,034		6,966		5,891		37	

Maturity analysis and interest rate sensitivity of loans and advances to customers and banks as at 31 December 2003

The following table analyses the maturity profile and interest rate sensitivity of loans by type on a contractual repayment basis as at 31 December 2003. All amounts are before deduction of provisions and interest in suspense. Demand loans are included in the 'maturing in one year or less' category.

	Maturing in one year or less £m	Maturing after one but within five years £m	Maturing after five years £m	Total £m
Domestic				
Loans and advances to banks	11,940	1,430	301	13,671
Loans and advances to customers:				
– Mortgages	2,006	9,690	59,054	70,750
– Other personal lending	12,078	7,910	151	20,139
– Financial, business and other services	5,102	3,041	1,509	9,652
– Lease financing	437	1,464	4,569	6,470
– Hire purchase	1,691	2,904	106	4,701
– Others	9,296	4,725	5,381	19,402
Total domestic loans	42,550	31,164	71,071	144,785
Total foreign loans	3,926	1,716	2,094	7,736
Total loans	46,476	32,880	73,165	152,521
Of which:				
– Fixed interest rate	28,202	16,603	26,803	71,608
– Variable interest rate	18,274	16,277	46,362	80,913

Deposits

The following table shows the details of Lloyds TSB Group's average customer deposits in each of the past three years.

	2003 Average balance £m	2003 Average rate %	2002 Average balance £m	2002 Average rate %	2001 Average balance £m	2001 Average rate %
Deposits in domestic offices						
Non-interest bearing demand deposits	**2,745**	**–**	5,985	–	6,182	–
Interest-bearing demand deposits	**26,036**	**0.35**	19,150	0.49	18,034	0.73
Savings deposits	**47,041**	**2.82**	43,585	3.14	38,743	4.49
Time deposits	**22,917**	**3.76**	19,274	4.04	15,856	5.39
Total domestic office deposits	**98,739**	**2.31**	87,994	2.55	78,815	3.46
Deposits in foreign offices						
Non-interest bearing demand deposits	**845**	**–**	789	–	595	–
Interest-bearing demand deposits	**1,608**	**2.99**	1,410	1.56	991	2.93
Savings deposits	**2,183**	**4.35**	2,049	5.08	1,842	5.16
Time deposits	**4,846**	**6.34**	7,806	11.11	8,044	9.95
Total foreign office deposits	**9,482**	**4.75**	12,054	8.24	11,472	8.05
Total average deposits	**108,221**	**2.52**	100,048	3.23	90,287	4.04

Certificates of deposit and other time deposits

The following table gives details of Lloyds TSB Group's certificates of deposit issued and other time deposits as at 31 December 2003 individually in excess of US $100,000 (or equivalent in another currency) by time remaining to maturity.

	3 months or less £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	Total £m
Domestic					
Certificates of deposit	**11,665**	**626**	**854**	**13**	**13,158**
Time deposits	**27,408**	**1,024**	**837**	**2,983**	**32,252**
	39,073	**1,650**	**1,691**	**2,996**	**45,410**
Foreign					
Certificates of deposit and other time deposits	**7,420**	**642**	**161**	**569**	**8,792**
	46,493	**2,292**	**1,852**	**3,565**	**54,202**

Short-term borrowings

Short-term borrowings are included within the balance sheet captions 'Deposits by banks', 'Customer accounts' and 'Debt securities in issue' and are not identified separately on the balance sheet. The short-term borrowings of Lloyds TSB Group consist of overdrafts from banks, securities sold under agreements to repurchase, certificates of deposit issued, commercial paper and promissory notes issued and other marketable paper. Securities sold under agreements to repurchase and certificates of deposit issued are the only significant short-term borrowings of Lloyds TSB Group.

The following table gives details of the significant short-term borrowings of Lloyds TSB Group for each of the past three years.

	2003 £m	2002 £m	2001 £m
Liabilities in respect of securities sold under repurchase agreements			
Balance at the period end	**4,640**	6,157	5,516
Average balance for the period	**4,848**	6,294	3,898
Maximum balance during the period	**7,395**	9,697	5,516
Average interest rate during the period	**4.5%**	4.7%	6.7%
Interest rate at the period end	**4.0%**	4.6%	6.1%
Certificates of deposit issued			
Balance at the period end	**16,415**	21,246	17,060
Average balance for the period	**20,663**	22,040	14,643
Maximum balance during the period	**22,500**	26,199	18,160
Average interest rate during the period	**3.1%**	3.2%	5.0%
Interest rate at the period end	**3.2%**	3.2%	3.7%

Five year financial summary

The financial information set out in the table below has been derived from the annual reports and accounts of Lloyds TSB Group plc for each of the past five years adjusted for subsequent changes in accounting policy and presentation. The financial statements for each of the years 1999 to 2001 have been audited by PricewaterhouseCoopers, independent accountants; the financial statements for 2002 and 2003 were audited by their successor firm PricewaterhouseCoopers LLP, independent accountants.

The financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. A discussion of such differences and a reconciliation of certain UK GAAP amounts to US GAAP is included in note 50 to the financial statements.

	2003	2002	2001	2000	1999
Profit and loss account data for the year ended 31 December (£m)[1]					
Net interest income	**5,255**	5,171	4,922	4,587	4,783
Other finance income	**34**	165	307	424	268
Other income	**4,619**	3,551	3,659	3,760	3,267
Trading surplus	**4,735**	3,974	4,119	4,503	4,382
Provisions for bad and doubtful debts	**(950)**	(1,029)	(747)	(541)	(615)
Profit on ordinary activities before tax	**4,348**	2,618	3,167	3,791	3,477
Profit on ordinary activities after tax	**3,323**	1,852	2,290	2,707	2,394
Profit for the year attributable to shareholders	**3,254**	1,790	2,233	2,658	2,388
Dividends	**1,911**	1,908	1,872	1,683	1,451
Balance sheet data at 31 December (£m)[1]					
Called-up share capital	**1,418**	1,416	1,411	1,396	1,389
Shareholders' funds (equity)	**9,624**	7,943	10,326	11,877	11,755
Customer accounts	**116,496**	116,334	109,116	101,989	93,714
Undated subordinated loan capital	**5,959**	5,496	4,102	3,391	3,294
Dated subordinated loan capital	**4,495**	4,672	4,006	4,119	3,199
Loans and advances to customers	**135,251**	134,474	122,935	114,432	102,233
Assets[2]	**201,934**	207,343	189,317	169,495	153,104
Total assets	**252,012**	252,561	235,501	220,383	179,646
Share information[1]					
Basic earnings per ordinary share	**58.3p**	32.1p	40.4p	48.4p	43.9p
Diluted earnings per ordinary share	**58.1p**	32.0p	40.0p	47.9p	43.1p
Net asset value per ordinary share	**170p**	140p	183p	213p	212p
Dividends per ordinary share[3]	**34.2p**	34.2p	33.7p	30.6p	26.6p
Equivalent cents per share[3,4]	**59.7c**	54.1c	49.3c	44.2c	42.3c
Market price (year-end)	**448p**	446p	746p	708p	774p
Number of shareholders (thousands)	**974**	973	981	1,026	1,024
Number of ordinary shares in issue (millions)[7]	**5,594**	5,583	5,564	5,507	5,475
Financial ratios (%)[1,5]					
Dividend payout ratio	**58.7**	106.6	83.8	63.3	60.8
Post-tax return on average shareholders' equity	**38.5**	16.8	18.1	21.2	23.4
Post-tax return on average assets	**1.57**	0.93	1.28	1.68	1.60
Post-tax return on average risk-weighted assets	**2.63**	1.62	2.26	3.08	2.88
Average shareholders' equity to average assets	**4.0**	5.4	6.9	7.8	6.8
Efficiency ratio[6]	**52.2**	55.3	53.7	48.7	47.3
Capital ratios (%)[1]					
Total capital	**11.3**	9.6	8.8	8.6	14.9
Tier 1 capital	**9.5**	7.7	7.7	7.9	9.9

[1] Figures for 2002 and earlier years have been restated to reflect the implementation of UITF 37, 'Purchases and sales of own shares', UITF 38, 'Accounting for ESOP trusts', FRS 15, 'Tangible Fixed Assets', FRS 18, 'Accounting Policies', FRS 17, 'Retirement Benefits', FRS 19 'Deferred Tax', UITF 33 'Obligations in Capital Instruments', detailed guidance from the Association of British Insurers for best practice in the preparation of results using the achieved profits method of accounting and other minor adjustments.

[2] Assets exclude long-term assurance assets attributable to policyholders.

[3] Annual dividends are comprised of both interim and final dividend payments. Final dividends (which are always paid in the following year) are included in the year to which they relate rather than in the year in which they are paid.

[4] Translated into US dollars at the Noon Buying Rate on the date each payment is made except for the 2003 final dividend which has been translated at the Noon Buying Rate on 31 December 2003.

[5] Averages are calculated on a monthly basis from the consolidated financial data of Lloyds TSB Group.

[6] The efficiency ratio is calculated as total operating expenses as a percentage of total income.

[7] This figure excludes 79 million limited voting ordinary shares.

Five year financial summary

Amounts in accordance with US GAAP	2003	2002	2001	2000	1999
Income statement data for the year ended 31 December (£m)[1]					
Total revenues, net of interest expense	**14,139**	10,498	9,335	10,380	9,493
Policyholder benefits and claims expense	**(3,036)**	(1,565)	(2,228)	(1,735)	(936)
Provision for bad and doubtful debts	**(950)**	(1,029)	(747)	(541)	(615)
Income before tax	**4,220**	2,378	2,221	2,759	3,348
Net income	**3,231**	1,753	1,635	1,989	1,990
Dividends	**1,908**	1,903	1,738	1,522	1,285
Balance sheet data at 31 December (£m)					
Shareholders' equity	**11,892**	10,164	13,505	13,682	13,145
Deposits	**140,451**	141,777	133,419	117,473	110,545
Loans, net of provisions	**134,043**	134,202	122,485	110,788	99,120
Total assets	**251,158**	254,352	243,187	225,734	180,797
Share information (pence per ordinary share)					
Basic earnings	**57.9**	31.5	29.5	36.2	36.5
Diluted earnings	**57.7**	31.3	29.2	35.9	35.9
Net asset value	**210**	180	240	245	237
Dividends	**34.2**	34.2	31.5	27.8	23.6
Financial ratios (%)[2]					
Dividend payout ratio	**59.1**	108.6	106.4	76.5	64.6
Post-tax return on average shareholders' equity	**29.3**	14.8	12.0	14.8	15.5
Post-tax return on average assets	**1.29**	0.73	0.72	1.00	1.13
Average shareholders' equity to average assets	**4.4**	4.8	5.8	6.6	7.2

[1] For the purposes of this five year summary, income statement items in respect of discontinued operations have been aggregated with those of continuing operations.

[2] Lloyds TSB Group does not have sufficient information to calculate US GAAP average balances on a monthly basis. Where applicable, these financial ratios have been based upon simple averages of the opening and closing balances.

The board

Non-executive directors

Maarten A van den Bergh◈
Chairman
Joined the Group in 2000 as deputy chairman and was appointed chairman in 2001. Joined the Royal Dutch/Shell Group of companies in 1968 and after a number of senior and general management appointments in that group, became group managing director in 1992. Appointed president of Royal Dutch Petroleum Company and vice chairman of the committee of managing directors of the Royal Dutch/Shell Group in 1998 and continued in these roles until 2000. A non-executive director of Royal Dutch Petroleum Company, BT Group and British Airways. Aged 61.

David P Pritchard
Deputy Chairman
Joined TSB Group in 1995 as group treasurer. Seconded to the Securities and Investments Board as head of supervision & standards, markets & exchanges, from 1996 to 1998. Appointed to the board in 1998, as group executive director, Wholesale and International Banking. Retired from executive duties in 2003, when he was appointed deputy chairman. Held senior and general management appointments with Citicorp from 1978 to 1986 and Royal Bank of Canada from 1986 to 1995. A non-executive director of LCH. Clearnet Group. Aged 59.

Wolfgang C G Berndt✠†
Joined the board in 2003. Joined Procter and Gamble in 1967 and held a number of senior and general management appointments in Europe, South America and North America, before retiring in 2001. A non-executive director of Cadbury Schweppes and GfK AG. Chairman of the Institute for the Future. Aged 61.

Ewan Brown CBE FRSE✠**
Chairman of Lloyds TSB Scotland
A director since 1999. A non-executive director of Lloyds TSB Scotland since 1997. Joined Noble Grossart in 1969 and was an executive director of that company until December 2003. Chairman of Transport Initiatives Edinburgh. A non-executive director of John Wood Group, Noble Grossart and Stagecoach Holdings. Aged 61.

Gavin J N Gemmell CBE✠*
Chairman of Scottish Widows
Joined the board in 2002. A non-executive director of Scottish Widows, having been appointed to the board of that company before it became a member of the Lloyds TSB Group. Retired as senior partner of Baillie Gifford in 2001, after 37 years with that firm. A non-executive director of Archangel Informal Investment. Chairman of the court of Heriot-Watt University. Aged 62.

Christopher S Gibson-Smith✠†
A director since 1999. Chairman of National Air Traffic Services and the London Stock Exchange. Joined BP in 1970, serving as managing director from 1997 to 2001, having held senior and general management appointments in the UK, USA, Canada and Europe. A non-executive director of The British Land Company. Aged 58.

DeAnne S Julius CBE✠†§
Joined the board in 2001. Held a number of senior appointments in the UK and USA with the World Bank, Royal Dutch/Shell Group and British Airways, before membership of the Bank of England Monetary Policy Committee from 1997 to 2001. Chaired HM Treasury's banking services consumer codes review group in 2000/1. Chairman of the Royal Institute of International Affairs. A non-executive director of the Bank of England, BP, Serco Group and Roche Holdings SA. Aged 54.

Angela A Knight✠*
Joined the board in 2003. Deputy chairman of Scottish Widows, having been appointed to the board of that company before it became a member of the Lloyds TSB Group. A member of parliament from 1992 to 1997 and Economic Secretary to the Treasury from 1995 to 1997. Chief Executive of the Association of Private Client Investment Managers and Stockbrokers. A non-executive director of LogicaCMG, South East Water and the Port of London Authority. Aged 53.



Christopher Gibson-Smith   Angela Knight   The Earl of Selborne   David Pritchard   Gavin Gemmell   Maarten van den Bergh   DeAnne Julius   Wolfgang Berndt

The board

Executive directors

Sir Tom McKillop△‡
A director since 1999. Joined ICI in 1969 and held a number of senior and general management appointments before the demerger in 1993, when Zeneca was created. Chief executive of Zeneca Pharmaceuticals from 1994 to 1999 and chief executive of AstraZeneca from 1999. Pro-chancellor of Leicester University. Aged 60.

The Earl of Selborne KBE FRS✣§**
(leaving on 21 May 2004)
A director since 1995, having been a director of Lloyds Bank since 1994. Managing director of The Blackmoor Estate, his family business. Chancellor of Southampton University since 1996. President of the Royal Geographical Society from 1997 to 2000. Aged 63.

* Member of the audit committee
** Chairman of the audit committee
† Member of the remuneration committee
‡ Chairman of the remuneration committee
§ Member of the nomination committee
◇ Chairman of the nomination committee
✣ Independent director
△ Senior independent director

J Eric Daniels
Group Chief Executive
Joined the board in 2001 as group executive director, UK Retail Banking before his appointment as group chief executive in June 2003. Served with Citibank from 1975 and held a number of senior and general management appointments in the USA, South America and Europe before becoming chief operating officer of Citibank Consumer Bank in 1998. Following the Citibank/Travelers merger in 1998, he was chairman and chief executive officer of Travelers Life and Annuity until 2000. Chairman and chief executive officer of Zona Financiera from 2000 to 2001. Aged 52.

Michael E Fairey
Deputy Group Chief Executive
Joined TSB Group in 1991 and held a number of senior and general management appointments before being appointed to the board in 1997 and deputy group chief executive in 1998. Since January 2004 has also acted as group finance director. Joined Barclays Bank in 1967 and held a number of senior and general management appointments, including managing director of Barclays Direct Lending Services from 1990 to 1991. Aged 55.

Peter G Ayliffe
Group Executive Director, UK Retail Banking
Joined the board in 2003 having previously been managing director Personal Banking since 2000. Held a number of senior and general management appointments in the Lloyds TSB Group since 1985, including three years as branch network director. A non-executive director of Investors in People UK, Visa International Limited and Visa European Union. Served with National Westminster Bank from 1974 to 1985. Aged 51.

Archie G Kane
Group Executive Director, Insurance and Investments
Joined TSB Commercial Holdings in 1986 and held a number of senior and general management appointments in Lloyds TSB Group before being appointed to the board in 2000, as group executive director, IT and Operations. Appointed group executive director, Insurance and Investments in October 2003. After some 10 years in the accountancy profession, joined General Telephone & Electronics Corporation in 1980, serving as finance director in the UK from 1983 to 1985. Aged 51.

Steve C Targett
Group Executive Director, Wholesale and International Banking
Joined the board in 2003. Served with National Australia Bank from 1997, where he held a number of senior and general management appointments in Australia and the UK before becoming chief executive officer, Europe, in 2002. Previously held a number of senior and general management appointments in Cargill, a commodity trading group, from 1980 to 1988, State Bank of South Australia from 1988 to 1991 and ANZ Bank from 1991 to 1997. His early career, between 1972 and 1980, was spent with National Australia Bank. Aged 48.

Helen A Weir
Group Finance Director designate
Joins the board on 26 April 2004. Group finance director of Kingfisher from 2000 to 2004. Previously finance director of B&Q from 1997, having joined that company in 1995, and held a senior position at McKinsey & Co from 1990 to 1995. Began her career at Unilever in 1983. A non-executive director of The City of London Investment Trust. Aged 41.

Company Secretary
Alastair J Michie FCIS FCIBS



Ewan Brown | Sir Tom McKillop | Eric Daniels | Peter Ayliffe | Helen Weir | Archie Kane | Steve Targett | Michael Fairey

Directors' report

Results and dividends

The consolidated profit and loss account on page 89 shows a profit attributable to shareholders for the year ended 31 December 2003 of £3,254 million.

An interim dividend of 10.7p per ordinary share was paid on 8 October 2003 and a final dividend of 23.5p per ordinary share will be paid on 5 May 2004. These dividends will absorb £1,911 million.

Principal activities

The company is a holding company and its subsidiaries provide a wide range of banking and financial services through branches and offices in the UK and overseas.

Group structure

During the year the Lloyds TSB Group sold a number of businesses overseas, including all of its New Zealand operations, its French fund management and private banking business and substantially all of its Brazilian business. Details of these disposals are given in the notes to the accounts.

Business review and future developments

A review of the business and an indication of future developments are given on pages 4 to 67.

Authority to purchase shares

The authority for the company to purchase, in the market, up to 566 million of its shares, representing some 10 per cent of the issued ordinary share capital, expires at the annual general meeting. It was not used during the year and shareholders will be asked, at the annual general meeting, to give a similar authority, with minor adjustments to provide the flexibility afforded by the new regulations relating to the holding and sale of shares in treasury.

Directors

Biographical details of directors are shown on pages 70 to 71. Particulars of their emoluments and interests in shares in the company are given on pages 78 to 87.

Mr Atkinson, Mr Butler, Miss Forbes and Mr Moore left the board at the annual general meeting in 2003. Mr Ellwood retired on 31 May 2003 and Mr Ross and Mr Hampton left the board on 30 September 2003 and 12 January 2004, respectively. The Earl of Selborne will retire at the annual general meeting in 2004.

Mr Targett joined the board on 10 March 2003 and was elected at the annual general meeting on 16 April 2003.

Dr Berndt and Mrs Knight joined the board on 1 May 2003, Mr Ayliffe's appointment was effective from 1 June 2003 and Mrs Weir joins the board on 26 April 2004. In accordance with the articles of association, they offer themselves for election at the annual general meeting.

Also in accordance with the articles of association, Mr Brown, Mr Daniels, Mr Pritchard and Mr van den Bergh retire at the annual general meeting and offer themselves for re-election.

Employees

The Lloyds TSB Group is committed to employment policies which follow best practice, based on equal opportunities for all employees irrespective of sex, race, national origin, religion, colour, disability, sexual orientation, age or marital status.

In the UK, the Lloyds TSB Group supports Opportunity Now and is represented on the board of Race for Opportunity, campaigns to improve opportunities for women and ethnic minorities in the work place. The Lloyds TSB Group is a gold card member of the Employers' Forum on Disability in support of employment of people with disabilities. This recognises the need for ensuring fair employment practices in recruitment and selection, and the retention, training and career development of disabled staff.

Employees are kept closely involved in major changes affecting them through such measures as team meetings, briefings, internal communications and opinion surveys. There are well established procedures, including regular meetings with recognised unions, to ensure that the views of employees are taken into account in reaching decisions.

Schemes offering share options or the acquisition of shares are available for most staff, to encourage their financial involvement in the Lloyds TSB Group.

Donations

The profit and loss account includes a charge for charitable donations totalling £31,712,000 (2002: £33,403,000) including £31,450,000 (2002: £33,336,667) under deeds of covenant to the four Lloyds TSB Foundations, which will be paid during 2004. No donations were made to political parties.

Policy and practice on payment of creditors

The company follows 'The Better Payment Practice Code' published by the Department of Trade and Industry, regarding the making of payments to suppliers. A copy of the code and information about it may be obtained from the Department of Trade and Industry as shown on page 185.

The company's policy is to agree terms of payment with suppliers and these normally provide for settlement within 30 days after the date of the invoice, except where other arrangements have been negotiated. It is the policy of the company to abide by the agreed terms of payment, provided the supplier performs according to the terms of the contract.

As the company owed no amounts to trade creditors at 31 December 2003, the number of days required to be shown in this report, to comply with the provisions of the Companies Act 1985, is nil. The equivalent figure for the Lloyds TSB Group in the UK is 20. This bears the same proportion to the number of days in the year as the aggregate of the amounts owed to trade creditors at 31 December 2003 bears to the aggregate of the amounts invoiced by suppliers during the year.

Auditors

Resolutions concerning the re-appointment of PricewaterhouseCoopers LLP as auditors and authorising the directors to set their remuneration will be proposed at the annual general meeting.

On behalf of the board

A J Michie
Company Secretary
5 March 2004

Corporate governance

Compliance with the combined code

The board considers that good governance is central to achieving the Group's governing objective of maximising shareholder value over time. That has been uppermost in directors' minds when applying the principles contained in the combined code on corporate governance annexed to the UK Listing Authority's listing rules. The Group has complied with the provisions of the code, and has done so throughout the year regarding the provisions whose requirements are of a continuing nature.

The board and its committees

The Group is led by a board comprising executive and non-executive directors with wide experience. The appointment of directors is considered by the board and, following the provisions in the articles of association, they must stand for election by the shareholders at the first annual general meeting following their appointment and must retire, and may stand for re-election by the shareholders, at least every three years. Executive directors normally retire at age 60, as required by their service agreements. Independent non-executive directors are appointed for specified terms which, previously, would not exceed five years and could be renewed, but now do not exceed three years and may be renewed.

The board meets at least nine times a year. It has a programme designed to enable the directors regularly to review corporate strategy and the operations and results of the businesses and discharge their duties within a framework of prudent and effective controls relating to the assessing and managing of risk.

The roles of the chairman, the group chief executive and the board and its governance arrangements, including the schedule of matters specifically reserved to the board for decision, are reviewed annually. The matters reserved to the board for decision include the approval of the annual report and accounts and any other financial statements; the payment of dividends; the long-term objectives of the Group; the strategies necessary to achieve these objectives; the Group's budgets and plans; significant capital expenditure items; significant investments and disposals; the basis of allocation of capital within the Group; the organisation structure of the Group; the arrangements for ensuring that the Group manages risks effectively; any significant change in accounting policies or practices; the appointment of the company's main professional advisors; and the appointment of senior executives within the organisation and the related forward planning.

The board has delegated to management the power to make decisions on operational matters, including those relating to credit, liquidity and market risk, within an agreed framework.

All directors have access to the services of the company secretary, and independent professional advice is available to the directors at the Group's expense, where they judge it necessary to discharge their duties as directors.

The chairman, the group chief executive and the group finance director have meetings with representatives of major shareholders and all shareholders are encouraged to attend and participate in the Group's annual general meeting.

The board evaluates its performance and that of its committees and individual directors. The process adopted affords directors the opportunity, through their membership of boards of other companies, in the UK and overseas, to draw on their experience to endeavour to ensure that the Group follows best practice. It also enables directors to suggest how the Group's procedures may be improved; to assess strengths and weaknesses; and to address its balance of skills, knowledge and experience. The committees, themselves, assess their respective roles, performance and terms of reference and report accordingly to the board.

The chairman's performance is evaluated by the non-executive directors, led by the senior independent director, taking account of the views of executive directors.

The remuneration committee reviews the performance of the chairman, the deputy chairman, the group chief executive and the other group executive directors, when considering their remuneration arrangements. The nomination committee reviews the performance of all the directors. Like all board committees, the nomination committee and remuneration committee report to the board on their deliberations, including the results of these performance evaluations.

The chairman has a private discussion at least once a year with every director on a wide range of issues affecting the Group, including any matters which the directors, individually, wish to raise.

There is an induction programme for all new directors, which is tailored to their specific requirements and includes visits to individual businesses and meetings with senior management. Additional training and updates on particular issues are arranged as appropriate.

Audit committee

The audit committee comprises Mr Brown (chairman), Mr Gemmell, Mrs Knight and The Earl of Selborne. The deputy chairman is invited to attend meetings of the committee. The committee's terms of reference are available from the company secretary and are displayed on the company's website www.lloydstsb.com.

The board has determined that no member of the audit committee satisfies the strict definition of an 'audit committee financial expert' under the regulations issued by the Securities and Exchange Commission of the United States of America following the passing of the Sarbanes-Oxley Act of 2002. However, the directors are confident in the expertise and experience of each member of the committee and of the committee as a whole. The board believes that the collective experience of the members of the committee enables them, as a group, to act as an effective audit committee and that the audit committee has functioned and can continue to function effectively without a member who qualifies as an audit committee financial expert.

The audit committee met seven times in 2003, during which it received reports from, and held discussions with, management and the auditors. In discharging its duties, the committee has reviewed the auditors' remuneration and their independence and objectivity and recommended their re-appointment at the annual general meeting. The committee also reviewed the financial statements published in the name of the board and the quality and acceptability of the related accounting policies, practices and financial reporting disclosures; the scope of the work of the group's internal audit department, reports from that department and the adequacy of its resources; the effectiveness of the systems for risk management and compliance with financial services legislation and regulations; the results of the external audit and its cost effectiveness; reports from the external auditors on audit planning and their findings on accounting and internal control systems; and its own role and performance. The committee also had a meeting with the auditors, without executives present, and a meeting with the head of internal audit alone.

Chairman's committee

The chairman's committee, comprising the chairman, the deputy chairman, the group chief executive and the deputy group chief executive, generally meets twice a month, to assist the chairman in preparing for board meetings.

The committee also has specific powers delegated to it by the board from time to time and following the exercising of these powers, it reports at the next convenient board meeting.

Group executive committee

The group executive committee, comprising the group chief executive, the deputy group chief executive, the group executive directors, the chief risk director, the group human resources director and the director of group IT and operations, meets to assist the group chief executive in performing his duties. Specifically, the committee considers the development and implementation of strategy, operational plans, policies and budgets; the monitoring of operating and financial performance; the assessment and control of risk; the prioritisation and allocation of resources; and the monitoring of competitive forces in each area of operation. The committee, assisted by its sub-committees, the group business risk and group asset and liability committees, also supports the group chief executive in endeavouring to ensure the development, implementation and effectiveness of the Group's risk management framework, the clear articulation of the Group's risk policies and that the Group's aggregate risk exposures and concentrations of risk are reviewed.

The committee also has specific powers delegated to it by the board from time to time and following the exercising of these powers, it reports at the next convenient board meeting. To comply with the Group's articles of association, only committee members who are also directors of the company participate in the exercising of any powers delegated by the board.

Nomination committee

The nomination committee, comprising Mr van den Bergh (chairman), Dr Julius and The Earl of Selborne, reviews the composition of the board, taking into account the skills, knowledge and experience of directors and considers and makes recommendations to the board on potential candidates for appointment as directors. The deputy chairman and group chief executive are invited to attend meetings of the committee. The committee also makes recommendations to the board concerning the re-appointment of any independent non-executive director by the board at the conclusion of his or her specified term; the re-election of any director by the shareholders under the retirement provisions of the articles of association; any matters relating to the continuation in office of a director; and the appointment of any director to executive or other office, other than the positions of chairman and group chief executive, the recommendation for which would be considered at a meeting of the non-executive directors regarding the position of group chief executive, and all the directors regarding the position of chairman.

The committee's terms of reference are available from the company secretary and are displayed on the company's website www.lloydstsb.com.

Remuneration committee

The remuneration committee, which comprises Sir Tom McKillop (chairman), Dr Berndt, Dr Gibson-Smith and Dr Julius, reviews the remuneration policy for the top management group, to ensure that members of the executive management are provided with appropriate incentives to encourage them to enhance the performance of the Group and that they are rewarded for their individual contribution to the success of the organisation. It is made aware of, and advises on, major changes to employee benefit schemes and it also agrees the policy for authorising claims for expenses from the group chief executive and the chairman. It has delegated powers for setting remuneration for the chairman, the deputy chairman, the group executive directors, the company secretary and any Group employee whose salary exceeds £300,000 per annum.

All the non-executive directors receive the minutes of remuneration committee meetings and have the opportunity to comment and have their views taken into account before the committee's decisions are implemented.

The committee's terms of reference are available from the company secretary and are displayed on the company's website www.lloydstsb.com.

Risk oversight committee

During 2003, the risk oversight committee was established, comprising Mr Pritchard (chairman), Mr van den Bergh, Mr Daniels, Mr Fairey, Mr Brown and Sir Tom McKillop: all non-executive directors are invited to attend meetings if they wish. The risk oversight committee's duties include overseeing the development, implementation and maintenance of the Group's overall risk governance framework, risk appetite, risk strategy and policies, to ensure they are in line with emerging regulatory, corporate governance and industry best practice. The committee also oversees the Group's risk exposures; facilitates the involvement of non-executive directors in risk issues and aids their understanding of these issues; oversees adherence to group risk policies and standards and considers any material amendments to them; and reviews the work of the Group Risk Management division and the appointment of senior executives of that division. The risk oversight committee reports to the board on its deliberations after each meeting.

Attendance at meetings

The attendance of directors at board meetings and at meetings of the audit, nomination and remuneration committees during 2003 was as follows:

	Board	Audit committee	Nomination committee	Remuneration committee
Number of meetings during the year	**11**	**7**	**6**	**5**
Current directors who served during 2003				
P G Ayliffe[1]	6	1		
W C G Berndt[2]	7			2
Ewan Brown	11	7		
J E Daniels	11	1	3	3
M E Fairey	11			2
G J N Gemmell	11	7		
C S Gibson-Smith	10			5
D S Julius[3]	11		3	5
A G Kane	11			
A A Knight[4]	7	3		
Sir Tom McKillop[5]	10	4		4
D P Pritchard	11	3	2	
Lord Selborne[6]	10	2	5	
S C Targett[7]	8	1		
M A van den Bergh	11		6	5
Former directors who served during 2003				
M K Atkinson[8]	4			
A C Butler[8]	4		3	2
P B Ellwood[9]	4		3	2
S M Forbes[8]	4			2
P R Hampton	11	7		
A E Moore[8]	4	4	3	
M D Ross[10]	7			

[1] Appointed to the board from 1 June 2003

[2] Appointed to the board and remuneration committee from 1 May 2003

[3] Appointed to the nomination committee from 16 April 2003

[4] Appointed to the board and audit committee from 1 May 2003

[5] Left the audit committee on 16 May 2003

[6] Appointed to the audit committee from 16 May 2003

[7] Appointed to the board from 10 March 2003

[8] Left the board on 16 April 2003

[9] Left the board on 31 May 2003

[10] Left the board on 30 September 2003

Statement of directors' responsibilities

The directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the Lloyds TSB Group as at the end of the year and of the profit or loss for the year. The directors consider that in preparing the financial statements on pages 89 to 175, the company has used appropriate accounting polices, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider applicable have been followed.

The directors have responsibility for ensuring that the company keeps accounting records which disclose with reasonable accuracy the financial position of the company and which enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Lloyds TSB Group and to prevent and detect fraud and other irregularities.

Internal control

The board of directors is responsible for the establishment and review of the Lloyds TSB Group's system of internal control, which is designed to ensure effective and efficient operations, quality of internal and external reporting, internal control, and compliance with applicable laws and regulations. It should be noted, however, that such a system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives. In establishing and reviewing the system of internal control the directors have regard to the nature and extent of relevant risks, the likelihood of a loss being incurred and the costs of control. It follows, therefore, that the system of internal control can only provide reasonable but not absolute assurance against the risk of material loss.

The directors and senior management are committed to maintaining a control-conscious culture across all areas of operation. This is communicated to all employees by way of published policies and procedures and regular management briefings. Key business risks are identified, and these are controlled by means of procedures such as physical controls, credit, trading and other authorisation limits and segregation of duties. In addition, there is an annual control self assessment exercise under which businesses review specific controls and provide certification that these meet the requirements of the Lloyds TSB Group. As in previous years, this exercise was completed for the year ended 31 December 2003. There are well established budgeting and forecasting procedures in place and reports are presented regularly to the board detailing the results of each principal business, variances against budget and prior year, and other performance data. Internal controls contain procedures which assist the board in identifying new and emerging risks.

The effectiveness of the internal control system is reviewed regularly by the board and the audit committee, which also receives reports of reviews undertaken around the Lloyds TSB Group by its risk management function, including Group Compliance, and Group Audit. The audit committee receives reports from the company's auditors, PricewaterhouseCoopers LLP, (which include details of significant internal control matters that they have identified) and has a discussion with the auditors at least once a year without executives present, to ensure that there are no unresolved issues of concern.

Going concern

The directors are satisfied that the company and the Lloyds TSB Group have adequate resources to continue to operate for the foreseeable future and are financially sound. For this reason they continue to adopt the going concern basis in preparing the accounts.

Disclosure controls

As of 31 December 2003, the Lloyds TSB Group, under the supervision and with the participation of the Lloyds TSB Group's management, including the group chief executive and the deputy group chief executive, performed an evaluation of the effectiveness of the Lloyds TSB Group's disclosure controls and procedures. Based on this evaluation, the group chief executive and deputy group chief executive concluded that the Lloyds TSB Group's disclosure controls and procedures are effective for gathering, analysing and disclosing the information the Lloyds TSB Group is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms. The Lloyds TSB Group's management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives.

There has been no change in the Lloyds TSB Group's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Lloyds TSB Group's internal control over financial reporting.

Directors' remuneration report

This is a report made by the board of Lloyds TSB Group plc, on recommendation of the remuneration committee. The role of the remuneration committee is shown on page 75.

The remuneration committee

The members of the remuneration committee during 2003 were Sir Tom McKillop (chairman), Dr Gibson-Smith, Dr Julius, Dr Berndt from 1 May 2003, Mr Butler until 16 April 2003 and Miss Forbes until 16 April 2003.

Towers, Perrin, Forster & Crosby, Inc. (TPFC) were appointed by the committee to advise it on matters relating to executive remuneration. TPFC also provide the management of the company with competitive market data relating to other employees and administrative services for the company's flexible benefits plan for its employees.

In addition, in 2003, Alithos Limited provided information for the testing of the total shareholder return (TSR) (calculated by reference to both dividends and growth in share price) performance conditions for the company's executive share option schemes and PricewaterhouseCoopers LLP checked the results of the testing of the performance conditions and the annual incentive payments for executive directors against targets set.

Mr van den Bergh, Mr Daniels, Mr Ellwood, Mr Fairey, Mr Mitchinson (Director of Group Human Resources) and Mr Wilson (Compensation & Benefits Director) provided guidance to the committee (other than for their own remuneration).

Directors' remuneration policy

The Lloyds TSB Group's remuneration policy is to ensure that individual rewards are aligned with Lloyds TSB Group's performance and the interests of its shareholders, and that packages are provided which attract, retain and motivate executive directors and senior management to perform to the highest standards.

The strategy for executive directors' pay is, generally, for basic salaries to reflect the relevant market median; for benefits such as the use of a company car, medical insurance and pension to reflect market practice; and for total direct compensation (including annual and long-term incentives) to reward upper quartile performance with upper quartile remuneration. This strategy is consistent with the principle that performance should determine a significant proportion of the total remuneration. There are no plans to change this strategy.

For all executive directors, except Mr Fairey, approximately two thirds of their total remuneration is performance related. For Mr Fairey, the performance related element is approximately one half as a result of his pension arrangements outlined on page 81.

The fees of the non-executive directors are agreed by the board within a total amount determined by the shareholders. They may also receive fees, agreed by the board, for membership of board committees. The fees are designed to recognise the various responsibilities of a non-executive director's role and to attract independent and experienced individuals. The fees are neither performance related nor pensionable. Non-executive directors who serve on the boards of principal subsidiary companies of the Group may also receive additional fees.

Basic salary

Basic salaries are reviewed annually, usually in December, taking into account individual performance and market information (which is provided by TPFC) and then adjusted from 1 January of the following year. Details of salaries payable in 2004 are shown on page 80.

Annual incentive and performance share plan

The annual incentive scheme for executive directors is designed to reflect specific goals linked to the performance of the business.

For 2004, the total bonus availability (bonus pool) will be based on Group performance with pre-determined targets relating to profit before tax and economic profit. An amount equal to 75 per cent of the executive directors' bonus opportunity would be payable into the bonus pool on the achievement of a stretching budget for 2004; failure to achieve at least 90 per cent of this budget would result in no bonus payment. If there is a bonus pool, individual executive directors will be considered for awards from the bonus pool based on individual targets which will include profitability, franchise growth, risk, service and other specific goals that are relevant to improving overall business performance. The maximum opportunity for executive directors will be equal to 100 per cent of salary, with the exception of Mr Daniels, whose maximum opportunity for 2004 has been set at 125 per cent to increase the proportion of his pay which is performance linked and to reflect the competitive market position for total earning opportunity.

At the annual general meeting in May 2004, the shareholders will be asked to approve a new performance share plan, to operate as an element of the annual incentive scheme. Under the plan, executive directors will be required to defer 50 per cent of any bonus payable for 2004 into shares in the company, known as bonus shares. The bonus shares will be held on behalf of the executive for a period of three years before release.

Under the new plan executives will also be eligible for an award of free shares, to be known as performance shares, to match the bonus shares. The maximum match will be two performance shares for each bonus share, awarded at the end of the three year retention period. The number of performance shares actually awarded will depend on the company's TSR performance measured over a three year period, compared with the TSR of the other companies in the comparator group listed below. The maximum of two performance shares for each bonus share will be awarded only if the company's TSR performance places it first in the comparator group; one performance share will be awarded for each bonus share if the company is placed fifth; and one performance share for every two bonus shares if the company is placed eighth (median). Between first and fifth positions and fifth and eighth positions sliding scales will apply. If the TSR performance is below median no performance shares will be awarded. There will be no retest.

It is currently intended that the other companies in the comparator group will be:

Alliance & Leicester	Abbey National	Aviva	Barclays
Bradford & Bingley	Friends Provident	HBOS	HSBC Holdings
Legal & General	Northern Rock	Prudential	Royal Bank of Scotland
Royal & Sun Alliance	Standard Chartered		

The companies have been chosen as a representative sample against which to measure the success of the Lloyds TSB Group's strategy of organic growth within the UK.

Long-term rewards

Executive share option schemes

In 2004, options will be granted to executive directors and senior executives within the scheme limits. These limits relate to the number of shares under option and the price payable on exercise. The maximum limit for the grant of options to an executive director in any one year is equal to 1.5 times annual basic salary multiplied by a performance multiplier of 3.5, although in exceptional circumstances, for example on the recruitment of a new executive director, that could be increased to 4 times annual basic salary multiplied by 3.5.

Performance conditions are set when the grant of options is made and the options cannot normally be exercised unless the conditions have been met. For options granted in 2004, the performance conditions require the company's ranking, based on the TSR over the relevant three year period, to be at least ninth within the comparator group.

The full grant of options for executive directors will only become exercisable if the company is ranked first within the comparator group.

The following table illustrates the percentage of the grant which would be exercisable depending on the company's TSR ranking within the comparator group set out below.

Ranking position within comparator group	*Per cent of option which may be exercised*
1	100
2	86
3	71
4	57
5	43
6	29
7	23
8	17
9	14
10 or below	Nil – options not exercisable

The other companies in the comparator group are:

Abbey National	ABN Amro	Alliance & Leicester	Aviva
Barclays	Citigroup	Fortis	HBOS
HSBC Holdings	ING	Legal & General	National Australia Bank
Prudential	Royal Bank of Scotland	Royal & Sun Alliance	Standard Chartered

As mentioned above, in 2004 the shareholders will be asked to approve the introduction of a performance share plan. The board is also recommending that, if the performance share plan is approved, the executive share option scheme rules should be amended so that with effect from the options granted in 2005, the maximum limit for the grant of options to an executive director in any one year will be equal to three times annual basic salary, but with no performance multiplier. This is a reduction from the current maximum equal to 1.5 times annual salary multiplied by a performance multiplier of 3.5, which amounts to 5.25 times annual salary in total. The 3 times salary limit may be exceeded but only in exceptional circumstances, for example on the recruitment of a new executive, to a maximum equal to 4 times basic salary.

The performance condition for options granted from 2005 will be based on TSR over the relevant (three year) period measured against the same group of 14 UK financial services companies listed on page 78. The options will become exercisable in full if the company is placed fourth or above in the comparator group, and as to 30 per cent if the company is placed eighth (i.e. median). The options will lapse if the company is placed below eighth. A sliding scale will apply between fourth and eighth positions. There will be no retest.

Other share plans

The executive directors, the chairman and the deputy chairman are also eligible to participate in the Lloyds TSB Group 'sharesave' option scheme and the Lloyds TSB Group 'shareplan'. These are 'all-employee' share schemes and, therefore, performance conditions do not apply.

Shareholding guidelines

The remuneration committee encourages each executive director to build up a sizeable shareholding in the company over time and the new incentive arrangements will support this principle. It is expected that, in due course, each executive director will have a shareholding at least equal in value to his or her annual salary.

Pensions

Executive directors are either entitled to pensions based on salary and length of service, with a maximum pension of two thirds of final salary, or are members of the defined contribution scheme and their final entitlement will depend on their contributions and the final value of their fund. The defined benefits schemes are closed to new entrants on recruitment.

Service agreements

Lloyds TSB Group policy is for executive directors to have service agreements with notice periods of no more than one year. All current executive directors are entitled to receive 12 months' notice from the company, but would be required to give six months' notice if they wished to leave. As the chairman and deputy chairman are regarded as employees, they are entitled to receive up to eight weeks' notice.

	Salary from 1 January 2004 (or later date of appointment)	Date of service agreement
Mr Ayliffe	£400,000	30 May 2003
Mr Daniels	£750,000	19 October 2001
Mr Fairey	£518,000	28 August 1991
Mr Kane	£450,000	9 February 2000
Mr Pritchard	£243,000	7 April 2003
Mr Targett	£480,000	15 August 2003
Mr van den Bergh	£442,500	28 July 2000
Mrs Weir	£450,000	4 March 2004

It is now the company's policy (subject to existing contractual arrangements) that where compensation on early termination is due, it should be paid on a phased basis and that bonus payments should relate to the period of actual service, rather than the full notice period.

Independent non-executive directors do not have service agreements and, in accordance with the articles of association, their appointment may be terminated at any time without compensation.

External appointments

Lloyds TSB Group recognises that executive directors may be invited to become non-executive directors of other companies and that these appointments may broaden their knowledge and experience, to the benefit of the Lloyds TSB Group. Fees are normally retained by the individual directors as the posts entail personal responsibility. Directors are generally allowed to accept one non-executive directorship.

During 2003, a former executive director received a fee of £35,000, which he retained, for serving as a non-executive director of another company.

Performance graph

The graph illustrates the performance of Lloyds TSB Group plc measured by TSR against a 'broad equity market index' over the past five years. As Lloyds TSB Group plc has been a constituent of the FTSE 100 index throughout this five-year period, that index is considered to be the most appropriate benchmark.

Comparative TSR


31 Dec 1998
31 Dec 1999
31 Dec 2000
31 Dec 2001
31 Dec 2002
31 Dec 2003
140
120
100
80
60
40
20
0
Source: Datastream
Rebased to 100 on 1 January 1999
Lloyds TSB Group plc
FTSE 100 index

Directors' emoluments for 2003

	Salaries/ fees £000	Other benefits £000	Performance-related payments £000	2003 Total £000	2002 £000
Current directors who served during 2003					
Executive directors					
J E Daniels	**596**	**210**	**258**	**1,064**	1,263
M E Fairey	**498**	**434**	**208**	**1,140**	643
P G Ayliffe	**219**	**18**	**91**	**328**	–
A G Kane	**411**	**39**	**172**	**622**	418
S C Targett	**366**	**64**	**157**	**587**	–
Non-executive directors					
M A van den Bergh	**423**	**12**		**435**	415
D P Pritchard	**285**	**42**	**50**	**377**	437
W C G Berndt	**32**			**32**	–
Ewan Brown	**70**			**70**	60
G J N Gemmell	**100**			**100**	68
C S Gibson-Smith	**45**			**45**	38
D S Julius	**45**			**45**	38
A A Knight	**58**			**58**	–
Sir Tom McKillop	**49**			**49**	45
Lord Selborne	**42**			**42**	33
Former directors who served during 2003					
M K Atkinson	**9**	**23**	**65**	**97**	567
A C Butler	**12**			**12**	40
P B Ellwood	**292**	**29**	**122**	**443**	733
S M Forbes	**11**			**11**	38
P R Hampton	**483**	**48**	**202**	**733**	298
A E Moore	**64**	**8**		**72**	227
M D Ross	**332**	**166**	**185**	**683**	478
Former director who served during 2002					25
	4,442	**1,093**	**1,510**	**7,045**	5,864

'Other benefits' include the use of a company car, private medical insurance, life insurance cover, flexible benefit payments, cash paid for the balance due above the £3,000 limit for free shares under the Lloyds TSB Group's all employee share incentive plan (see page 83), allowances for relocation and professional advice for Mr Targett, housing, education and financial advice allowance for Mr Daniels and an additional payment in respect of the contribution to the separate fund relating to Mr Fairey's pension. The separate fund, which was mentioned in previous annual reports, was established to cover pension obligations of those who joined the Group after 1 June 1989 and who are subject to the Inland Revenue earnings cap relating to pensions, introduced by the Finance Act 1989.

The amount in 'other benefits' for Mr Ross includes legal and career counselling allowances and payments in 2003 to which he was contractually entitled when his employment was terminated on 30 September 2003. As part of his termination arrangements he is also entitled to a bonus reflecting what he would have received during his notice period. The remainder of his termination payments will be settled in 2004 and will be reported in the 2004 report and accounts.

For Mr Atkinson, the figure in 'other benefits' represents the amount to which he was contractually entitled when his employment was terminated on 31 May 2002, reflecting what he would have received during his notice period in respect of a flexible benefits cash payment, cash paid instead of shares under shareplan, medical insurance and the use of a company car for the period 1 January to 31 May 2003. The payment under 'performance related pay' is the 2003 bonus for the period to 31 May 2003.

Mr Hampton's employment was terminated on 12 January 2004 and the payments to which he is entitled will be settled in accordance with Lloyds TSB Group policy. Full details will be reported in the 2004 report and accounts.

Performance-related payments

These payments relate to cash bonuses based on Group performance and the attainment of pre-determined targets relating to profit before tax and economic profit. 75 per cent of the award was to be payable on achievement of profit before tax and economic profit relating to the Group's stretching budget for 2003 and the remuneration committee set a higher target for the maximum award. Each executive director received an award equal to 41.8 per cent of salary.

Directors' pensions

The executive directors are members of one of the pension schemes provided by the Lloyds TSB Group with benefits either on a defined benefit or defined contribution basis. Those directors who joined the Lloyds TSB Group after 1 June 1989 and are members of a defined benefit scheme, have pensions provided on salary in excess of the earnings cap either through membership of a funded unapproved retirement benefits scheme ('FURBS') or by an unfunded pension promise.

Retirement pensions accrue at rates of between 1/60 and 1/30 of basic salary.

Directors, with the exception of Mr Pritchard, have a normal retirement age of 60. Mr Pritchard's retirement date was 16 April 2003. In the event of death in service, a lump sum of 4 times salary is payable plus a spouse's pension of 2/3 of the member's prospective pension. On death in retirement, a spouse's pension of 2/3 of the member's pension is payable. The defined benefit schemes are non-contributory. Members of defined contribution schemes are required to contribute.

Mr Targett is a member of a defined contribution scheme. He joined the Lloyds TSB Group on 10 March 2003. The employer has made contributions to the defined contribution scheme in respect of him totalling £54,910.

Mr Pritchard has a deferred cash entitlement of £80,194 from his membership of the defined contribution section of the Group's FURBS.

Mr Ross's pension entitlement at 31 December 2003 includes an additional 12 months' service in respect of his notice period.

Mr Ellwood retired on 31 May 2003. At retirement he commuted a pension of £10,611 in return for a lump sum of £110,890. The value shown in the table is the pension payable at 31 December 2003 assuming he did not commute any pension.

	Accrued pension at 31 December 2003 £000 (a)	Accrued pension at 31 December 2002 £000 (b)	**Transfer value at 31 December 2003 £000 (c)**	Transfer value at 31 December 2002 £000 (d)	Change in transfer value £000 (c)-(d)	**Additional pension earned to 31 December 2003 £000 (e)**	Transfer value of the increase £000 (f)
P G Ayliffe	**98**	65	**1,245**	660	585	**31**	395
J E Daniels	**51**	31	**711**	347	364	**19**	266
P B Ellwood	**416**	394	**7,521**	7,094	427	**11**	203
M E Fairey	**186**	156	**3,052**	2,075	977	**26**	420
P R Hampton	**17**	6	**208**	59	149	**11**	133
A G Kane	**170**	144	**2,233**	1,514	719	**21**	278
D P Pritchard	**42**	39	**801**	656	145	**2**	57
M D Ross	**293**	274	**5,299**	4,396	903	**11**	205

In addition, the following unfunded benefits have accrued for Mr van den Bergh instead of a salary increase in 2002:

	£	£	**£**	£	£	**£**	£
M A van den Bergh	**6,521**	3,378	**85,457**	36,160	49,297	**3,048**	39,944

The disclosures in columns (a) to (d) are as required by the Companies Act 1985 Schedule 7A.

Columns (a) and (b) represent the deferred pension to which the directors would have been entitled had they left the Group on 31 December 2003 and 2002, respectively (ignoring the two-year requirement to qualify for a deferred pension).

Column (c) is the transfer value of the deferred pension in column (a) calculated as at 31 December 2003 based on factors supplied by the actuary of the relevant Lloyds TSB Group pension scheme in accordance with actuarial guidance note GN11. The underlying bases used to arrive at the factors were changed during the year by the Actuary to comply with guidance from the Institute of Actuaries. The resulting transfer values are higher than those arrived at using the previous bases.

Column (d) is the equivalent transfer value, but calculated as at 31 December 2002 on the assumption that the director left service at that date.

Column (e) is the increase in pension built up during the year, recognising (i) the accrual rate for the additional service based on the pensionable salary in force at the year end, and (ii) where appropriate the effect of pay changes in 'real' (inflation adjusted) terms on the pension already earned at the start of the year.

Column (f) is the capital value of the pension in column (e).

The disclosures in columns (e) and (f) are as required by the UK Listing Authority listing rules. The requirements of the listing rules differ from those of the Companies Act. The listing rules require the additional pension earned over the year to be calculated as the difference between the pension accrued at the end of the financial year and the pension accrued at the start of the financial year less the increase in the pension earned over the year solely due to inflation. The transfer value in column (f) can differ significantly from the change in transfer value as required by the Companies Act because the additional pension accrued over the year calculated in accordance with the listing rules makes allowance for inflation and the change in the transfer value required by the Companies Act will be significantly influenced by changes in the assumptions underlying the transfer value calculation at the beginning and end of the financial year.

Members of the Lloyds TSB Group's pension schemes have the option to pay additional voluntary contributions: neither the contributions nor the resulting benefits are included in the above table.

Directors' interests

The interests, all beneficial, of those who were directors at 31 December 2003 in shares in Lloyds TSB Group were:

Shares	At 1 January 2003 (or later date of appointment)	At 31 December 2003	At 5 March† 2004
Executive directors			
J E Daniels*	1,029	**37,007**	**37,073**
M E Fairey*	75,425	**76,605**	**76,630**
P G Ayliffe*	90,661	**91,216**	**91,282**
A G Kane*	81,248	**97,769**	**97,835**
S C Targett	4,000	**4,110**	**4,176**
Non-executive directors			
M A van den Bergh	5,079	**5,079**	
D P Pritchard*	4,446	**5,178**	
W C G Berndt	30,000	**40,000**	
Ewan Brown	3,548	**3,787**	
G J N Gemmell	50,000	**70,000**	
C S Gibson-Smith	3,151	**3,151**	
D S Julius	2,000	**2,000**	
A A Knight	3,540	**3,540**	
Sir Tom McKillop	1,000	**1,000**	
Lord Selborne	3,372	**3,372**	
Former executive director			
P R Hampton*	6,021	**7,018**	

* The interests at 31 December 2003 include 732 shares allocated on 28 April 2003 at 409.4p per share under the terms of the Lloyds TSB Group shareplan, the Lloyds TSB Group's all employee share incentive plan. All eligible employees were entitled to receive an award, up to a maximum of £3,000 in shares, equal to 3 per cent of their 2002 salary. A similar award will be made in 2004.

In addition, under shareplan, employees have the opportunity to purchase shares, known as partnership shares, up to a maximum of £125 per month. Under the terms of the scheme employees who purchased partnership shares received additional shares free, known as matching shares, on a one for one basis up to a maximum value of £30 per month, rounded down to the nearest whole share. Any shares purchased or awarded under this scheme are included in the figures above.

† The changes in beneficial interests between 31 December 2003 and 5 March 2004 related to 'partnership' and 'matching' shares acquired under the Lloyds TSB Group shareplan.

Interests in share options

Current directors who served during 2003	At 1 January 2003 (or later date of appointment)	Granted during the year	Exercised/ lapsed during the year	At 31 December 2003	Exercise price	Exercise periods From	To	Notes
P G Ayliffe	3,327			**3,327**	284p	1/6/2006	30/11/2006	a, h
	13,000			**13,000**	321p	28/3/1999	27/3/2006	c, f
	12,000			**12,000**	510p	26/3/2000	25/3/2007	c, f, i
	20,000			**20,000**	880p	4/3/2001	3/3/2008	c, f, i
	3,000			**3,000**	887.5p	4/3/2002	3/3/2009	c, g, i
	23,657			**23,657**	549.5p	6/3/2003	5/3/2010	d, g, i
	10,560			**10,560**	615.5p	8/8/2003	7/8/2010	d, g, i
	16,717			**16,717**	655p	6/3/2004	5/3/2011	d, g, h, i
	44,562			**44,562**	733p	21/8/2004	20/8/2011	e, g, h, i
	104,895			**104,895**	715p	6/3/2005	5/3/2012	e, h, i
	218,769			**218,769**	394.25p	21/2/2006	20/2/2013	e, h
		177,034		**177,034**	430p	14/8/2006	13/8/2013	e, h
J E Daniels	398		**398†**	–	474p	–	–	
	907,780			**907,780**	694p	1/11/2004	31/10/2011	e, g, h, i
	330,419			**330,419**	715p	6/3/2005	5/3/2012	e, h, i
		3,327		**3,327**	284p	1/6/2006	30/11/2006	a, h
		599,239		**599,239**	394.25p	21/2/2006	20/2/2013	e, h
		305,232		**305,232**	430p	14/8/2006	13/8/2013	e, h
M E Fairey	809		**809†**	–	718p	–	–	
	797			**797**	474p	1/11/2005	30/4/2006	a, h, i
	54,000			**54,000**	510p	26/3/2000	25/3/2007	c, f, i
	48,000			**48,000**	859.5p	15/5/2001	14/5/2008	c, f, i
	57,000			**57,000**	817p	2/8/2002	1/8/2009	c, g, i
	85,896			**85,896**	549.5p	6/3/2003	5/3/2010	d, g, i
	10,931			**10,931**	615.5p	8/8/2003	7/8/2010	d, g, i
	42,884			**42,884**	655p	6/3/2004	5/3/2011	d, g, h, i
	148,618			**148,618**	733p	21/8/2004	20/8/2011	e, g, h, i
	345,104			**345,104**	715p	6/3/2005	5/3/2012	e, h, i
		1,330		**1,330**	284p	1/6/2006	30/11/2006	a, h
		531		**531**	348p	1/11/2006	30/4/2007	a, h
		663,157		**663,157**	394.25p	21/2/2006	20/2/2013	e, h
A G Kane*	4,157		**4,157†**	–	442p	–	–	
	48,192		**48,192**	–	207.5p	–	–	j
	23,008		**23,008**	–	282.5p	–	–	j
	35,347		**35,347**	–	242.5p	–	–	j
	25,000			**25,000**	321p	28/3/1999	27/3/2006	c, f
	40,000			**40,000**	510p	26/3/2000	25/3/2007	c, f, i
	50,000			**50,000**	880p	4/3/2001	3/3/2008	c, f, i
	27,000			**27,000**	887.5p	4/3/2002	3/3/2009	c, g, i
	64,786			**64,786**	549.5p	6/3/2003	5/3/2010	d, g, i
	11,841			**11,841**	615.5p	8/8/2003	7/8/2010	d, g, i
	34,759			**34,759**	655p	6/3/2004	5/3/2011	d, g, h, i
	118,178			**118,178**	733p	21/8/2004	20/8/2011	e, g, h, i
	275,349			**275,349**	715p	6/3/2005	5/3/2012	e, h, i
		5,783		**5,783**	284p	1/6/2008	30/11/2008	a, h
		529,105		**529,105**	394.25p	21/2/2006	20/2/2013	e, h
D P Pritchard	4,687			**4,687**	416p	1/6/2004	30/11/2004	a, h
	50,000			**50,000**	859.5p	15/5/2001	14/5/2008	c, f, i
	40,000			**40,000**	817p	2/8/2002	1/8/2009	c, g, i
	71,519			**71,519**	549.5p	6/3/2003	5/3/2010	d, g, i
	10,385			**10,385**	615.5p	8/8/2003	7/8/2010	d, g, i
	36,374			**36,374**	655p	6/3/2004	5/3/2011	d, g, h, i
	127,131			**127,131**	733p	21/8/2004	20/8/2011	e, g, h, i
	286,363			**286,363**	715p	6/3/2005	5/3/2012	e, h, i
S C Targett	759,036			**759,036**	311.25p	10/3/2006	9/3/2013	e, h
		2,658		**2,658**	348p	1/11/2006	30/4/2007	a, h
Other share plans:								
J E Daniels	216,763			**216,763**	See page 86	1/1/2005	30/6/2005	h
S C Targett		**331,125**		**331,125**	See page 86	1/1/2006	30/6/2006	h

Interests in share options (continued)

Former directors who served during 2003	At 1 January 2003	Granted during the year	Lapsed during the year	At 31 December 2003 (or earlier date of leaving the board)	Exercise price	Exercise periods From	Exercise periods To	Notes
M K Atkinson	27,040			**27,040**	201.55p	8/9/1997	16/4/2004	b, f, k
	40,560			**40,560**	250.37p	12/9/1998	16/4/2004	b, f, k
	30,000			**30,000‡**	321p	28/3/1999	31/5/2003	c, f, l
	50,000			**50,000**	510p	26/3/2000	16/4/2004	c, f, i, k
	42,000			**42,000**	859.5p	15/5/2001	16/4/2004	c, f, i, k
	50,000			**50,000**	817p	2/8/2002	16/4/2004	c, g, i, k
	59,144			**59,144**	549.5p	6/3/2003	16/4/2004	d, g, i, k
	26,136			**26,136**	615.5p	8/8/2003	16/4/2004	d, g, i, k
	38,583			**38,583**	655p	6/3/2004	6/9/2004	d, g, h, i, k
	35,314			**35,314**	733p	21/8/2004	21/2/2005	e, g, h, i, k
	22,945			**22,945**	715p	6/3/2005	6/9/2005	e, h, i, k
P B Ellwood	111,340			**111,340**	242.5p	3/3/1998	31/5/2004	b, f, k
	100,000			**100,000**	321p	27/3/1999	31/5/2004	c, f, k
	110,000			**110,000**	510p	26/3/2000	31/5/2004	c, f, i, k
	80,000			**80,000**	859.5p	15/5/2001	31/5/2004	c, f, i, k
	85,000			**85,000**	817p	2/8/2002	31/5/2004	c, g, i, k
	80,364			**80,364**	549.5p	6/3/2003	31/5/2004	d, g, i, k
	61,714			**61,714**	615.5p	8/8/2003	31/5/2004	d, g, i, k
	130,501			**130,501**	655p	6/3/2004	6/9/2004	d, g, h, i, k
P R Hampton	326,351			**326,351§**	740p	5/6/2005	4/6/2012	e, h, i
		3,327		**3,327§**	284p	1/6/2006	30/11/2006	a, h
		642,739		**642,739§**	394.25p	21/2/2006	20/2/2013	e, h
M D Ross	3,245		**3,245†**	**–**	520p	–	–	
	265,696			**265,696**	549.5p	6/3/2003	30/9/2004	d, g, i, k
	30,152			**30,152**	655p	6/3/2004	30/9/2004	d, g, h, i. k
	141,456		**39,294****	**102,162**	733p	21/8/2004	21/2/2005	e, g, h, i, k
	315,734		**149,097****	**166,637**	715p	6/3/2005	6/9/2005	e, h, i, k
		3,327	**3,327****	**–**	284p	–	–	
		589,473	**458,479****	**130,994**	394.25p	21/2/2006	21/8/2006	e, h, k

a) Sharesave.

b) Executive option granted prior to March 1996.

c) Executive option granted between March 1996 and August 1999.

d) Executive option granted between March 2000 and March 2001.

e) Executive option granted after March 2001.

f) Exercisable.

g) Not exercisable as the performance conditions had not been met.

h) Not exercisable as the option has not been held for the period required by the relevant scheme.

i) Market price of shares is below the share option exercise price.

j) Market price on day of exercise was 447p. In that regard Mr Kane made a gain of £294,672. This is the difference between the market price of the shares on the day on which the share option was exercised and the price paid for the shares, and includes the value of shares issued to compensate directors for the special dividend mentioned below.

k) The exercise periods were shortened in accordance with the rules of the relevant share option schemes, when the directors concerned left the board.

l) The exercise period was shortened in accordance with the share option scheme rules when the director ceased to be an employee.

* Mr Kane was entitled to receive additional Lloyds TSB Group shares on exercising share options held on 28 December 1995. These shares were to compensate him for the special dividend of 68.3p per share which was paid to former TSB Group shareholders in 1996 following the merger with Lloyds Bank, but which was not paid to optionholders. In that regard he received 6,994, 3,339 and 5,130 additional shares when he exercised the 48,192, 23,008 and 35,347 share options shown above. Following these exercises, he no longer holds any share options over which these arrangements apply.

† During the year these share options lapsed, following termination of savings contracts linked to the staff sharesave option scheme, in accordance with the rules of the scheme.

‡ Mr Atkinson exercised this share option after he left the board. The date of exercise was 29 May 2003 and the market price of the shares on that day was 454.5p.

** These share options lapsed when Mr Ross left the board.

§ These share options lapsed when Mr Hampton left the board on 12 January 2004.

The market price for a share in the company at 1 January 2003 and 31 December 2003 was 446p and 448p, respectively. The range of prices between 1 January 2003 and 31 December 2003 was 295.75p to 483p.

None of the other directors at 31 December 2003 had options to acquire shares in Lloyds TSB Group plc or its subsidiaries.

The following table contains information on the performance conditions for executive options granted since 1996. The remuneration committee chose the relevant performance condition because it was felt to be challenging, aligned to shareholders' interests and appropriate at the time.

Options granted	Performance conditions
Prior to March 1996	None
March 1996	Growth in earnings per share which is equal to the aggregate percentage change in the retail price index plus two percentage points for each complete year of the relevant period.
March 1997 – August 1999	As for March 1996 plus a further condition that the company's ranking based on TSR over the relevant period should be in the top fifty companies of the FTSE 100.
March 2000 – March 2001	As for March 1997 – August 1999 except that there must have been growth in the earnings per share equal to the change in the retail price index plus three percentage points for each complete year of the relevant period.
August 2001 – August 2003	That the company's ranking based on TSR over the relevant period against a comparator group (17 UK and international financial services companies including Lloyds TSB) must be at least ninth, when 14 per cent of the option will be exercisable. If the company is ranked first in the group, then 100 per cent of the option will be exercisable and if ranked tenth or below the performance condition is not met. At the end of 2003 Lloyds TSB Group was ranked: 10th after three years of the performance period for options granted in 2001; 11th after two years of the performance period for options granted in 2002; and 17th after one year of the performance period for options granted in 2003.

Other share plans

Share retention plan

Mr Daniels is the only participant in this plan and holds an option, granted to him on 2 November 2001, to acquire 216,763 ordinary shares in Lloyds TSB Group plc for a total price of £1. The option was granted as part of the remuneration package considered necessary to attract him from the USA and is designed to encourage him to remain with Lloyds TSB Group plc. The option is not subject to any performance condition but will normally become exercisable only if he remains an employee, and has not given notice of resignation, on 31 December 2004. Full details of the plan were set out in the 2002 annual report.

Lloyds TSB Group plc share plan 2003

A further share plan has been established in connection with the recruitment of Mr Targett as an executive director.

The Lloyds TSB Group plc share plan 2003 was adopted in March 2003, specifically to facilitate the recruitment of Mr Targett, to compensate him for the value of the options he had with his previous employer, which lapsed when he left them to join the Lloyds TSB Group. Mr Targett is the only participant in the plan and he became eligible to participate in it when he joined Lloyds TSB Group on 10 March 2003. On 11 March 2003, an option was granted to him under the plan to acquire 331,125 ordinary shares in Lloyds TSB Group plc (with a value of £1 million at the date of grant) for a total exercise price of £1. No further options may be granted to him under the plan.

The option is designed to encourage Mr Targett to remain with Lloyds TSB Group plc. Accordingly, the option, which is not subject to any performance conditions, will normally become exercisable only if Mr Targett remains as an employee, and has not given notice of resignation, on 31 December 2005. The option will also be exercisable if Mr Targett ceases to be an employee before that date in certain circumstances described in his service agreement, in which case the option will be exercisable for six months and then lapse. These circumstances include Mr Targett's being entitled to terminate his service agreement without notice by reason of his employer's conduct or being removed as a director or employee otherwise than in accordance with that agreement. The option may also become exercisable early on a takeover or reconstruction of Lloyds TSB Group plc, if Mr Targett's service agreement is terminated by Lloyds TSB Group plc due to sickness or injury, or if he dies (in which case his personal representatives would generally have twelve months from the date of death to exercise the option).

The option will lapse if Mr Targett ceases to be an employee, or gives notice of resignation, before the normal exercise date, except in the circumstances described above.

The number and/or nominal amount of shares may be adjusted by the board on certain variations in the share capital of Lloyds TSB Group plc.

The benefit conferred by this option is not pensionable and the option is not transferable.

No new shares will be issued to satisfy the option under either of these plans.

Non-beneficial interests

Directors had non-beneficial interests as follows:

Mr Ayliffe, Mr Daniels, Mr Fairey, Mr Hampton, Mr Kane, Mr Pritchard, Mr Targett and Mr van den Bergh, together with some 80,000 other employees, were potential beneficiaries in the 162,692 and 1,609,602 shares held at the end of the year by the Lloyds TSB qualifying employee share ownership trust and the Lloyds TSB Group employee share ownership trust respectively. 1,721,503 and 1,684,041 shares, respectively, were held by these trusts at the beginning of the year. These holdings were 1,364 and 1,471,150, respectively, on 5 March 2004. In addition, the above directors, with the exception of Mr van den Bergh, together with some 80,000 other employees, were potential participants in the Lloyds TSB Group shareplan and were, therefore, treated as interested in the 2,163,267 shares held at the end of the year by the trustee of the shareplan. No shares were held at the beginning of the year. This holding was 1,849,239 on 5 March 2004.

None of those who were directors at the end of the year had any other interest in the capital of Lloyds TSB Group plc or its subsidiaries.

The register of directors' interests, which is open to inspection, contains full particulars of directors' shareholdings and options to acquire shares in Lloyds TSB Group plc.

On behalf of the board

A J Michie
Company Secretary
5 March 2004

Report of the independent auditors

To the members of Lloyds TSB Group plc

We have audited the financial statements which comprise the consolidated profit and loss account, the consolidated balance sheet, the company balance sheet, the consolidated cash flow statement, the statement of total recognised gains and losses and the related notes which have been prepared under the accounting policies set out on pages 95 to 98. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the directors' remuneration report under the headings directors' emoluments, directors' pensions and directors' interests in share options ('the auditable part').

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities on page 76. The directors are also responsible for preparing the directors' remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the United Kingdom Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion, as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report, the chairman's statement, the group chief executive's review, the operating and financial review and prospects, the remainder of the directors' remuneration report and the corporate governance statement.

We review whether the corporate governance statement on pages 74 to 77 reflects the company's compliance with the seven provisions of the Combined Code issued in June 1998 specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the company and the Group as at 31 December 2003 and of the profit and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Southampton, England
5 March 2004

Consolidated profit and loss account

for the year ended 31 December 2003

	Note	Continuing operations 2003 £ million	Discontinued operations 2003 £ million	Total 2003 £ million	Total 2002*† £ million	Total 2001*† £ million
Interest receivable:						
Interest receivable and similar income arising from debt securities		**389**	**63**	**452**	567	530
Other interest receivable and similar income		**8,484**	**1,213**	**9,697**	9,982	10,834
Interest payable		**4,129**	**765**	**4,894**	5,378	6,442
Net interest income		**4,744**	**511**	**5,255**	5,171	4,922
Other finance income	45	**34**	**–**	**34**	165	307
Other income						
Fees and commissions receivable		**2,987**	**112**	**3,099**	3,053	2,922
Fees and commissions payable		**(688)**	**(34)**	**(722)**	(645)	(602)
Dealing profits (before expenses)	3	**525**	**35**	**560**	188	233
Income from long-term assurance business	30	**436**	**17**	**453**	(294)	(30)
General insurance premium income		**535**	**–**	**535**	486	428
Other operating income		**682**	**12**	**694**	763	708
		4,477	**142**	**4,619**	3,551	3,659
Total income		**9,255**	**653**	**9,908**	8,887	8,888
Operating expenses						
Administrative expenses	4	**4,229**	**247**	**4,476**	4,212	4,219
Depreciation	25	**633**	**13**	**646**	642	511
Amortisation of goodwill	24	**39**	**12**	**51**	59	39
Depreciation and amortisation		**672**	**25**	**697**	701	550
Total operating expenses		**4,901**	**272**	**5,173**	4,913	4,769
Trading surplus		**4,354**	**381**	**4,735**	3,974	4,119
General insurance claims		**236**	**–**	**236**	229	174
Provisions for bad and doubtful debts	16					
Specific		**883**	**63**	**946**	965	736
General		**4**	**–**	**4**	64	11
		887	**63**	**950**	1,029	747
Amounts written off fixed asset investments	5	**44**	**–**	**44**	87	60
Operating profit		**3,187**	**318**	**3,505**	2,629	3,138
Share of results of joint ventures	21	**(22)**	**–**	**(22)**	(11)	(10)
Profit on sale of businesses	6	**–**	**865**	**865**	–	39
Profit on ordinary activities before tax	8	**3,165**	**1,183**	**4,348**	2,618	3,167
Tax on profit on ordinary activities	9			**1,025**	766	877
Profit on ordinary activities after tax				**3,323**	1,852	2,290
Minority interests:						
– Equity				**22**	19	17
– Non-equity	40			**47**	43	40
Profit for the year attributable to shareholders	10			**3,254**	1,790	2,233
Dividends	11			**1,911**	1,908	1,872
Profit (loss) for the year	42			**1,343**	(118)	361
Earnings per share	12			**58.3p**	32.1p	40.4p
Diluted earnings per share	12			**58.1p**	32.0p	40.0p

The accompanying notes are an integral part of the financial statements.

* restated (see note 1)

† An analysis of the results for the years ended 31 December 2002 and 2001 between continuing and discontinued operations is given in note 7.

Consolidated balance sheet

at 31 December 2003

	Note	**2003 £ million**	2002* £ million
Assets			
Cash and balances at central banks		**1,195**	1,140
Items in course of collection from banks		**1,447**	1,757
Treasury bills and other eligible bills	13	**539**	2,409
Loans and advances to banks	14	**15,547**	17,529
Loans and advances to customers	15	**135,251**	134,474
Debt securities	18	**28,669**	29,314
Equity shares	19	**458**	206
Interests in joint ventures:	21		
– Share of gross assets		**85**	336
– Share of gross liabilities		**(31)**	(291)
		54	45
Intangible fixed assets	24	**2,513**	2,634
Tangible fixed assets	25	**3,918**	4,096
Other assets	28	**3,944**	5,239
Prepayments and accrued income	29	**1,918**	2,287
Long-term assurance business attributable to the shareholder	30	**6,481**	6,213
		201,934	207,343
Long-term assurance assets attributable to policyholders	30	**50,078**	45,218
Total assets		**252,012**	252,561

The accompanying notes are an integral part of the financial statements.
* restated (see note 1)

The directors approved the accounts on 5 March 2004.

M A van den Bergh
Chairman

J E Daniels
Group Chief Executive

M E Fairey
Deputy Group Chief Executive

Consolidated balance sheet

at 31 December 2003

	Note	**2003 £ million**	2002* £ million
Liabilities			
Deposits by banks	32	**23,955**	25,443
Customer accounts	33	**116,496**	116,334
Items in course of transmission to banks		**626**	775
Debt securities in issue	34	**25,922**	30,255
Other liabilities	35	**7,007**	8,284
Accruals and deferred income	36	**3,206**	3,659
Post-retirement benefit liability	45	**2,139**	2,077
Provisions for liabilities and charges:			
– Deferred tax	37	**1,376**	1,313
– Other provisions for liabilities and charges	38	**402**	361
Subordinated liabilities:			
– Undated loan capital	39	**5,959**	5,496
– Dated loan capital	39	**4,495**	4,672
Minority interests:			
– Equity		**44**	37
– Non-equity	40	**683**	694
		727	731
Called-up share capital	41	**1,418**	1,416
Share premium account	42	**1,136**	1,093
Merger reserve	42	**343**	343
Profit and loss account	42	**6,727**	5,091
Shareholders' funds (equity)		**9,624**	7,943
		201,934	207,343
Long-term assurance liabilities to policyholders	30	**50,078**	45,218
Total liabilities		**252,012**	252,561
Memorandum items	46		
Contingent liabilities:			
– Acceptances and endorsements		**299**	1,879
– Guarantees and assets pledged as collateral security		**6,122**	5,927
– Other contingent liabilities		**2,604**	2,540
		9,025	10,346
Commitments		**79,335**	64,504

The accompanying notes are an integral part of the financial statements.

* restated (see note 1)

Company balance sheet

at 31 December 2003

	Note	2003 £ million	2002* £ million
Fixed assets			
Investments:			
– Shares in group undertakings	22	**10,753**	9,091
– Loans to group undertakings	22	**1,723**	1,723
		12,476	10,814
Current assets			
Debtors falling due within one year:			
– Amounts owed by group undertakings		**1,387**	1,375
– Other debtors		**88**	89
– Tax recoverable		**–**	11
Cash balances with group undertakings		**362**	250
		1,837	1,725
Current liabilities			
Amounts falling due within one year:			
– Amounts owed to group undertakings		**1,913**	1,801
– Other creditors		**106**	103
– Dividend payable		**1,314**	1,311
– Loan capital	39	**–**	14
		3,333	3,229
Net current liabilities		**(1,496)**	(1,504)
Total assets less current liabilities		**10,980**	9,310
Creditors			
Amounts falling due after more than one year:			
– Loan capital	39	**1,356**	1,356
Net assets		**9,624**	7,954
Capital and reserves			
Called-up share capital	41	**1,418**	1,416
Share premium account	42	**1,136**	1,093
Revaluation reserve	42	**4,687**	3,025
Profit and loss account	42	**2,383**	2,420
Shareholders' funds (equity)		**9,624**	7,954

The accompanying notes are an integral part of the financial statements.
* restated (see note 1)

The directors approved the accounts on 5 March 2004.

M A van den Bergh
Chairman

J E Daniels
Group Chief Executive

M E Fairey
Deputy Group Chief Executive

Other statements

Statement of total recognised gains and losses

for the year ended 31 December 2003

	2003 **£ million**	2002* £ million	2001* £ million
Profit attributable to shareholders	**3,254**	1,790	2,233
Currency translation differences on foreign currency net investments	**118**	(3)	(86)
Actuarial losses recognised in post-retirement benefit schemes (note 45)	**(6)**	(3,299)	(2,873)
Deferred tax thereon (note 45)	**2**	968	863
	(4)	(2,331)	(2,010)
Total recognised gains and losses relating to the year	**3,368**	(544)	137
Prior year adjustment in respect of changes in accounting policy in 2003 (note 1)	**(29)**	–	–
Prior year adjustments in respect of changes in accounting policy in earlier years	**–**	(404)	248
Total gains and losses recognised during the year	**3,339**	(948)	385

Historical cost profits and losses

for the year ended 31 December 2003

There was no material difference between the results as reported and the results that would have been reported on an unmodified historical cost basis. Accordingly, no note of historical cost profits and losses has been included.

Reconciliation of movements in consolidated shareholders' funds

for the year ended 31 December 2003

	2003 **£ million**	2002* £ million	2001* £ million
Profit attributable to shareholders	**3,254**	1,790	2,233
Dividends	**(1,911)**	(1,908)	(1,872)
Profit (loss) for the year	**1,343**	(118)	361
Currency translation differences on foreign currency net investments	**118**	(3)	(86)
Actuarial losses recognised in post-retirement benefit schemes	**(4)**	(2,331)	(2,010)
Issue of shares	**45**	139	379
Movements in relation to own shares	**(2)**	(70)	(195)
Goodwill written back on sale of businesses (note 6)	**181**	–	–
Net increase (decrease) in shareholders' funds	**1,681**	(2,383)	(1,551)
Shareholders' funds at beginning of year	**7,943**	10,326	11,901
Prior year adjustment at 1 January 2001 (note 1)	**–**	–	(24)
Shareholders' funds at end of year	**9,624**	7,943	10,326

The accompanying notes are an integral part of the financial statements.
* restated (see note 1)

Consolidated cash flow statement

for the year ended 31 December 2003

	2003 £ million	2002 £ million	2001 £ million
Net cash inflow from operating activities (note 49a)	**772**	5,394	9,927
Dividends received from associated undertakings	**5**	2	2
Returns on investments and servicing of finance:			
– Dividends paid to equity minority interests (note 49d)	**(14)**	(18)	(17)
– Payments made to non-equity minority interests (note 49d)	**(81)**	(43)	(40)
– Interest paid on subordinated liabilities (loan capital)	**(600)**	(463)	(514)
– Interest element of finance lease rental payments	**–**	–	(1)
Net cash outflow from returns on investments and servicing of finance	**(695)**	(524)	(572)
Taxation:			
– UK corporation tax	**(598)**	(758)	(682)
– Overseas tax	**(186)**	(193)	(147)
Total taxation	**(784)**	(951)	(829)
Capital expenditure and financial investment:			
– Additions to fixed asset investments	**(35,420)**	(46,830)	(47,049)
– Disposals of fixed asset investments	**36,281**	45,507	40,530
– Additions to tangible fixed assets	**(778)**	(1,315)	(1,157)
– Disposals of tangible fixed assets	**287**	359	285
– Capital injections to long-term assurance business	**–**	(140)	(100)
Net cash inflow (outflow) from capital expenditure and financial investment	**370**	(2,419)	(7,491)
Acquisitions and disposals:			
– Additions to interests in joint ventures	**(12)**	(21)	(44)
– Acquisition of group undertakings and businesses (note 49e)	**(1,106)**	(117)	(180)
– Disposal of group undertakings and businesses (note 49g)	**2,382**	–	40
Net cash inflow (outflow) from acquisitions and disposals	**1,264**	(138)	(184)
Equity dividends paid	**(1,908)**	(1,903)	(1,738)
Net cash outflow before financing	**(976)**	(539)	(885)
Financing:			
– Issue of subordinated liabilities (loan capital)	**533**	2,120	742
– Cash proceeds from issue of ordinary share capital and sale of own shares held in respect of employee share schemes	**32**	77	194
– Repayments of subordinated liabilities (loan capital)	**(75)**	(55)	(131)
– Minority investment in subsidiaries (note 49d)	**–**	167	–
– Capital element of finance lease rental payments	**(1)**	(4)	(20)
Net cash inflow from financing	**489**	2,305	785
(Decrease) increase in cash (note 49c)	**(487)**	1,766	(100)

The accompanying notes are an integral part of the financial statements.

Notes to the accounts

1 Accounting policies

Accounting policies are unchanged from 2002 except that:

(i) The Group has implemented the requirements of Urgent Issues Task Force ('UITF') Abstract 37 'Purchases and sales of own shares' and UITF Abstract 38 'Accounting for ESOP trusts'. As a result, holdings of shares in Lloyds TSB Group plc owned by subsidiaries and the Group's employee share ownership trusts, which were previously shown as assets in the balance sheet, are now treated as a deduction from shareholders' funds. Purchases and sales of Lloyds TSB Group plc shares are accounted for as movements in shareholders' funds and no gains or losses are recognised in the profit and loss account. The charge to the profit and loss account in respect of share options granted to employees, that are expected to be satisfied from shares held within the employee share ownership trusts, is now calculated on the basis of the original intrinsic value of the options, rather than the carrying value of the shares. In the case of Lloyds TSB Group plc shares held within the with-profits long-term assurance fund an appropriate adjustment has been made to long-term assurance liabilities to policyholders.

There has been no effect upon profit before tax in 2003 as a result of this change in policy (2002: increase of £9 million; 2001: increase of £3 million); a prior year adjustment increasing shareholders' funds at 1 January 2001 by £6 million has been made. The effect upon the Group's balance sheet at 31 December 2003 has been to reduce total assets by £164 million (2002: £160 million), to reduce accruals by £43 million, to increase deferred tax provisions by £7 million, to reduce shareholders' funds by £6 million (2002: £3 million) and to reduce long-term assurance liabilities to policyholders by £122 million (2002: £122 million). The effect upon the Company's balance sheet at 31 December 2003 has been to reduce total assets by £23 million (2002: £18 million) and to reduce shareholders' funds by an equivalent amount. Comparative figures have been restated.

(ii) It has been the Group's policy to defer certain expenses incurred in connection with the acquisition of new asset finance and unit trust business and charge these costs to the profit and loss account over the expected life of the related transactions. Following a review of the Group's accounting policies this treatment is no longer considered to be the most appropriate and these costs will now be charged to the profit and loss account as incurred.

The effect of this change in policy has been to increase profit before tax in 2003 by £10 million (2002: £2 million; 2001: £3 million); a prior year adjustment reducing shareholders' funds at 1 January 2001 by £30 million has been made. The effect upon the Group's balance sheet at 31 December 2003 has been to reduce total assets by £27 million (2002: £37 million) and reduce shareholders' funds by £19 million (2002: £26 million).

a Accounting convention

The consolidated accounts are prepared under the historical cost convention as modified by the revaluation of debt securities and equity shares held for dealing purposes (see g) and assets held in the long-term assurance business (see o), in compliance with Section 255A, Schedule 9 and other requirements of the Companies Act 1985 except as described below (see c), in accordance with applicable accounting standards, pronouncements of the Urgent Issues Task Force and with the Statements of Recommended Practice issued by the British Bankers' Association and the Finance & Leasing Association. The Group's methodology for calculating embedded value follows the guidance published by the Association of British Insurers for the preparation of figures using the achieved profits method of accounting except that tangible assets attributable to the shareholder are valued at market value. The guidance would require those assets backing capital requirements to be discounted to reflect the cost of encumbered capital, but such a treatment would be inconsistent with the treatment of capital supporting the Group's banking operations. If this treatment had been followed income from long-term assurance business before tax in 2003 would have been slightly reduced and embedded value would have been some 8 per cent lower given the size of the shareholder capital required to be retained within Scottish Widows under the terms of the demutualisation.

The accounts of the Company are prepared under the historical cost convention as modified by the revaluation of shares in group undertakings (see h), in compliance with Section 226, Schedule 4 and other requirements of the Companies Act 1985 and in accordance with applicable accounting standards and pronouncements of the Urgent Issues Task Force.

The Group continues to take advantage of the dispensation in the Urgent Issues Task Force's Abstract 17 'Employee Share Schemes' not to apply that Abstract to the Group's Inland Revenue approved SAYE schemes.

b Basis of consolidation

Assets, liabilities and results of group undertakings and joint ventures are included in the consolidated accounts on the basis of accounts made up to 31 December. Entities that do not meet the legal definition of a subsidiary but which give rise to benefits that are in substance no different to those that would arise from subsidiaries are also included in the consolidated accounts. In order to reflect the different nature of the shareholder's and policyholders' interests in the long-term assurance business, the value of long-term assurance business attributable to the shareholder and the assets and liabilities attributable to policyholders are classified under separate headings in the consolidated balance sheet. Details of transactions entered into by the Group which are not eliminated on consolidation are given in note 44.

c Goodwill

Goodwill arising on acquisitions of or by group undertakings is capitalised. For acquisitions prior to 1 January 1998, goodwill was taken direct to reserves in the year of acquisition. As permitted by the transitional arrangements of Financial Reporting Standard 10, 'Goodwill and Intangible Assets', this goodwill was not reinstated when the Group adopted the standard in 1998.

The useful economic life of the goodwill arising on each acquisition is determined at the time of the acquisition. The directors consider that it is appropriate to assign an indefinite life to the goodwill which arose on the acquisition of Scottish Widows during 2000 in view of the strength of the Scottish Widows brand, developed through over 185 years of trading, and the position of the business as one of the leading providers of life, pensions, unit trust and fund management products. Both of these attributes are deemed to have indefinite durability, which has been determined based on the following factors: the nature of the business; the typical life spans of the products; the extent to which the acquisition overcomes market entry barriers; and the expected future impact of competition on the business.

As a result, the Scottish Widows goodwill is not being amortised through the profit and loss account; however, it is subjected to annual impairment reviews in accordance with Financial Reporting Standard 11, 'Impairment of Fixed Assets and Goodwill'. Impairment of the goodwill is evaluated by comparing the present value of the expected future cash flows, excluding financing and tax (the 'value-in-use'), to the carrying value of the underlying net assets and goodwill. If the net assets and goodwill were to exceed the value-in-use, an impairment would be deemed to have occurred and the resulting write-down in the goodwill would be charged to the profit and loss account immediately.

1 Accounting policies (continued)

Paragraph 28 of Schedule 9 to the Companies Act 1985 requires that all goodwill carried on the balance sheet should be amortised. In the case of the goodwill arising on the acquisition of Scottish Widows, the directors consider that it is appropriate to depart from this requirement in order to comply with the over-riding requirement for the accounts to show a true and fair view. If this goodwill was amortised over a period of 20 years, profit before tax for the year ended 31 December 2003 would be £93 million lower (2002: £93 million lower; 2001: £94 million lower), with a corresponding reduction in reserves of £358 million (2002: £265 million); intangible assets on the balance sheet would also be £358 million lower (2002: £265 million lower).

Goodwill arising on all other acquisitions after 1 January 1998 is amortised on a straight line basis over its estimated useful economic life, which does not exceed 20 years.

At the date of the disposal of group or associated undertakings, any unamortised goodwill, or goodwill taken directly to reserves prior to 1 January 1998, is included in the Group's share of the net assets of the undertaking in the calculation of the profit or loss on disposal.

d Income recognition

Interest income is recognised in the profit and loss account as it accrues, with the exception of interest on non-performing lending which is taken to income either when it is received or when there ceases to be any significant doubt about its ultimate receipt (see e).

Fees and commissions receivable from customers to reimburse the Group for costs incurred are taken to income when due. Fees and commissions relating to the ongoing provision of a service or risk borne for a customer are taken to income in proportion to the service provided or risk borne in each accounting period. Fees and commissions charged in lieu of interest are taken to income on a level yield basis over the period of the loan. Other fees and commissions receivable are accounted for as they fall due.

e Provisions for bad and doubtful debts and non-performing lending

Provisions for bad and doubtful debts

It is the Group's policy to make provisions for bad and doubtful debts, by way of a charge to the profit and loss account, to reflect the losses inherent in the loan portfolio at the balance sheet date. There are two types of provision, specific and general, and these are discussed further below.

Specific provisions

Specific provisions relate to identified risk advances and are raised when the Group considers that recovery of the whole of the outstanding balance is in serious doubt. The amount of the provision is equivalent to the amount necessary to reduce the carrying value of the advance to its expected ultimate net realisable value.

For the Group's portfolios of smaller balance homogeneous loans, such as the residential mortgage, personal lending and credit card portfolios, specific provisions are calculated using a formulae driven approach. These formulae take into account factors such as the length of time that payments from the customer are overdue, the value of any collateral held and the level of past and expected losses, in order to derive an appropriate provision.

For the Group's other lending portfolios, specific provisions are calculated on a case-by-case basis. In establishing an appropriate provision, factors such as the financial condition of the customer, the nature and value of any collateral held and the costs associated with obtaining repayment and realisation of the collateral are taken into consideration.

General provisions

General provisions are raised to cover latent bad and doubtful debts which are present in any portfolio of advances but have not been specifically identified. The Group holds general provisions against each of its principal lending portfolios, which are calculated after having regard to a number of factors; in particular, the level of watchlist or potential problem debt, the observed propensity for such debt to deteriorate and become impaired and prior period loss rates. The level of general provision held is reviewed on a regular basis to ensure that it remains appropriate in the context of the perceived risk inherent in the related portfolio and the prevailing economic climate.

Non-performing lending

An advance becomes classified as non-performing when interest ceases to be credited to the profit and loss account. There are two types of non-performing lending which are discussed further below.

Accruing loans on which interest is being placed in suspense

Where the customer continues to operate the account, but where there is doubt about the payment of interest, interest continues to be charged to the customer's account, but it is not applied to income. Interest is placed on a suspense account and only taken to income if there ceases to be significant doubt about its being paid.

Loans accounted for on a non-accrual basis

In those cases where the operation of the customer's account has ceased and it has been transferred to a specialist recovery department, the advance is written down to its estimated realisable value and interest is no longer charged to the customer's account as its recovery is considered unlikely. Interest is only taken to income if it is received.

f Mortgage incentives

Payments made under cash gift and discount mortgage schemes, which are recoverable from the customer in the event of early redemption, are amortised as an adjustment to net interest income over the early redemption charge period. Payments cease to be deferred and are charged to the profit and loss account in the event that the related loan is redeemed or becomes impaired.

g Debt securities and equity shares

Debt securities, apart from those held for dealing purposes and in the long-term assurance business (see o), are stated at cost as adjusted for the amortisation of any premiums and discounts arising on acquisition, which are amortised from purchase to maturity in equal annual instalments, less amounts written off for any permanent diminution in their value. Equity shares, apart from those held for dealing purposes and in the long-term assurance business (see o), are stated at cost less amounts written off for any permanent diminution in their value.

1 Accounting policies (continued)

Debt securities and equity shares held for dealing purposes are included at market value. In circumstances where securities are transferred from dealing portfolios to investment portfolios or vice versa, the transfer is effected at an amount based on the market value at the date of transfer. Any resulting profit or loss is reflected in the profit and loss account.

h Shares in group undertakings

Shares in group undertakings are stated in the balance sheet of the Company at its share of net assets, with the exception of the life assurance group undertakings which are stated on the basis described in o. Attributable goodwill is included, where this has not been written-off directly to reserves.

i Tangible fixed assets

Tangible fixed assets are included at cost less depreciation.

Land is not depreciated. Leasehold premises with unexpired lease terms of 50 years or less are depreciated by equal annual instalments over the remaining period of the lease. Freehold and long leasehold buildings are depreciated over 50 years. The costs of adapting premises for the use of the Group are separately identified and depreciated over 10 years, or over the term of the lease if less; such costs are included within premises in the balance sheet total of tangible fixed assets.

Equipment is depreciated by equal annual instalments over the estimated useful lives of the assets, which for fixtures and furnishings are 10-20 years and for computer hardware, operating software and application software and the related development costs relating to separable new systems, motor vehicles and other equipment are 3-8 years.

Premises and equipment held for letting to customers under operating leases are depreciated over the life of the lease to give a constant rate of return on the net cash investment, taking into account tax and anticipated residual values. Anticipated residual values are reviewed regularly and any impairments identified are charged to the profit and loss account.

j Vacant leasehold property

When a leasehold property ceases to be used in the business or a commitment is entered into which would cause this to occur, provision is made to the extent that the recoverable amount of the interest in the property is expected to be insufficient to cover future obligations relating to the lease.

k Leasing and instalment credit transactions

Assets leased to customers are classified as finance leases if the lease agreements transfer substantially all of the risks and rewards of ownership to the lessee; all other leases are classified as operating leases.

Income from finance leases is credited to the profit and loss account in proportion to the net cash invested so as to give a constant rate of return over each period after taking account of tax. Income from instalment credit transactions is credited to the profit and loss account using the sum of the digits method. Rental income from operating leases is credited to the profit and loss account on an accruals basis.

In those cases where the Group is the lessee, operating lease costs are charged to the profit and loss account in equal annual instalments over the life of the lease.

l Deferred tax

Full provision is made for deferred tax liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted, or where they can be offset against deferred tax liabilities. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

m Pensions and other post-retirement benefits

The Group operates a number of defined benefit pension and post-retirement healthcare schemes, and a number of employees are members of defined contribution pension schemes.

Full actuarial valuations of the Group's main defined benefit schemes are carried out every three years with interim reviews in the intervening years; these valuations are updated to 31 December each year by qualified independent actuaries, or in the case of the Scottish Widows Retirement Benefits Scheme, by a qualified actuary employed by Scottish Widows. For the purposes of these annual updates, scheme assets are included at market value and scheme liabilities are measured on an actuarial basis using the projected unit method; these liabilities are discounted at the current rate of return on an AA corporate bond of equivalent currency and term. The post-retirement benefit surplus or deficit is included on the Group's balance sheet, net of the related amount of deferred tax. Surpluses are included only to the extent that they are recoverable through reduced contributions in the future or through refunds from the schemes. The current service cost and any past service costs are included in the profit and loss account within operating expenses and the expected return on the schemes' assets, net of the impact of the unwinding of the discount on scheme liabilities, is included within other finance income. Actuarial gains and losses, including differences between the expected and actual return on scheme assets, are recognised, net of the related deferred tax, in the statement of total recognised gains and losses.

The costs of the Group's defined contribution pension schemes are charged to the profit and loss account in the period in which they fall due.

n Foreign currency translation

Assets, liabilities and results in foreign currencies are expressed in sterling at the rates of exchange ruling on the dates of the respective balance sheets. Exchange adjustments on the translation of opening net assets held overseas are taken direct to reserves. All other exchange profits or losses, which arise from normal trading activities, are included in the profit and loss account.

1 Accounting policies (continued)

o Long-term assurance business

A number of the Group's subsidiary undertakings are engaged in writing long-term assurance business, including the provision of life assurance, pensions, annuities and permanent health insurance contracts. In common with other life assurance companies in the UK, these companies are structured into one or more long-term business funds, depending upon the nature of the products being written, and a shareholder's fund. All premiums received, investment returns, claims and expenses, and changes in liabilities to policyholders are accounted for within the related long-term business fund. Any surplus, which is determined annually by the Appointed Actuary after taking account of these items, may either be distributed between the shareholder and the policyholders according to a predetermined formula or retained within the long-term business fund. The shareholder will also levy investment management and administration charges upon the long-term business fund.

The Group accounts for its interest in long-term assurance business using the embedded value basis of accounting, in common with other UK banks with insurance subsidiaries. The value of the shareholder's interest in the long-term assurance business ('the embedded value') included in the Group's balance sheet is an actuarially determined estimate of the economic value of the Group's life assurance subsidiaries, excluding any value which may be attributed to future new business. The embedded value is comprised of the net tangible assets of the life assurance subsidiaries, including any surplus retained within the long-term business funds, which could be transferred to the shareholder, and the present value of the in-force business. The value of the in-force business is calculated by projecting the future surpluses and other net cash flows attributable to the shareholder arising from business written by the balance sheet date, using appropriate economic and actuarial assumptions, and discounting the result at a rate which reflects the shareholder's overall risk premium attributable to this business.

Changes in the embedded value, which are determined on a post-tax basis, are included in the profit and loss account. For the purpose of presentation, the change in this value is grossed up at the underlying rate of corporation tax.

The assets held within the long-term business funds are legally owned by the life assurance companies, however the shareholder will only benefit from ownership of these assets to the extent that surpluses are declared or from other cash flows attributable to the shareholder. Reflecting the different nature of these assets, they are classified separately on the Group's balance sheet as 'Long-term assurance assets attributable to policyholders', with a corresponding liability to the policyholders also shown. Investments held within the long-term business funds are included on the following basis: equity shares, debt securities and unit trusts held for unit linked funds are valued in accordance with policy conditions at market prices; other equity shares and debt securities are valued at middle market price and other unit trusts at bid price; investment properties are included at valuation by independent valuers at existing use value at the balance sheet date, and mortgages and loans are at cost less amounts written off.

p General insurance business

The Group both underwrites and acts as intermediary in the sale of general insurance products. Underwriting premiums are included, net of refunds, in the period in which insurance cover is provided to the customer; premiums received relating to future periods are deferred and only credited to the profit and loss account when earned. Where the Group acts as intermediary, commission income is included in the profit and loss account at the time that the underwriter accepts the risk of providing insurance cover to the customer. Where appropriate, provision is made for the effect of future policy terminations based upon past experience.

The underwriting business makes provision for the estimated cost of claims notified but not settled and claims incurred but not reported at the balance sheet date. The provision for the cost of claims notified but not settled is based upon a best estimate of the cost of settling the outstanding claims after taking into account all known facts. In those cases where there is insufficient information to determine the required provision, statistical techniques are used which take into account the cost of claims that have recently been settled and make assumptions about the future development of the outstanding cases. Similar statistical techniques are used to determine the provision for claims incurred but not reported at the balance sheet date. Claims equalisation provisions are calculated in accordance with the relevant legislative requirements.

q Derivatives

Derivatives are used in the Group's trading activities to meet the financial needs of customers, for proprietary purposes and to manage risk in the Group's trading portfolios. Such instruments include exchange rate forwards and futures, currency swaps and options together with interest rate swaps, forward rate agreements, interest rate options and futures. These derivatives are carried at fair value and all changes in fair value are reported within dealing profits in the profit and loss account. Fair values are normally determined by reference to quoted market prices; internal models are used to determine fair value in instances where no market price is available. The unrealised gains and losses on trading derivatives are included within other assets and other liabilities respectively. These items are reported gross except in instances where the Group has entered into legally binding netting agreements, where the Group has a right to insist on net settlement that would survive the insolvency of the counterparty; in these cases the positive and negative fair values of trading derivatives with the relevant counterparties are offset within the balance sheet totals.

Derivatives used in the Group's non-trading activities are taken out to reduce exposures to fluctuations in interest and exchange rates and include exchange rate forwards and futures, currency swaps together with interest rate swaps, forward rate agreements and options. These derivatives are accounted for in the same way as the underlying items which they are hedging. Interest receipts and payments on hedging interest derivatives are included in the profit and loss account so as to match the interest payable or receivable on the hedged item.

A derivative will only be classified as a hedge in circumstances where there was reasonable evidence of the intention to hedge at the outset of the transaction and the derivative substantially matches or eliminates a proportion of the risk associated with the exposure being hedged.

Where a hedge transaction is superseded, ceases to be effective or is terminated early the derivative is measured at fair value. Any profit or loss arising is then amortised to the profit and loss account over the remaining life of the item which it was originally hedging. When the underlying asset, liability or position that was being hedged is terminated, the hedging derivative is measured at fair value and any profit or loss arising is recognised immediately.

2 Segmental analysis

The Group's activities are organised into three businesses: UK Retail Banking and Mortgages, Insurance and Investments and Wholesale and International Banking. Services provided by UK Retail Banking and Mortgages encompass the provision of banking and other financial services, private banking, stockbroking and mortgages to personal customers. Insurance and Investments offers life assurance, pensions and savings products, general insurance and fund management services. Wholesale and International Banking provides banking and related services for major UK and multinational companies, banks and financial institutions, and small and medium-sized UK businesses. It also provides asset finance to personal and corporate customers; manages the Group's activities in financial markets through its Treasury function and provides banking and financial services overseas.

Year ended 31 December 2003	UK Retail Banking and Mortgages £m	General insurance £m	Life, pensions, unit trusts and asset management £m	Insurance and Investments £m	Wholesale and International Banking £m	Central group items £m	Continuing operations £m	Discontinued††† operations £m	Total £m
Net interest income	**3,137**	**38**	**43**	**81**	**1,876**	**(350)**	**4,744**	**511**	**5,255**
Other finance income	**–**	**–**	**–**		**–**	**34**	**34**	**–**	**34**
Income from long-term assurance business	**–**	**–**	**436**	**436**	**–**	**–**	**436**	**17**	**453**
Other operating income	**909**	**1,122**	**198**	**1,320**	**1,514**	**298**	**4,041**	**125**	**4,166**
Total income	**4,046**	**1,160**	**677**	**1,837**	**3,390**	**(18)**	**9,255**	**653**	**9,908**
Operating expenses	**(2,409)**	**(191)**	**(213)**	**(404)**	**(2,028)**	**(60)**	**(4,901)**	**(272)**	**(5,173)**
Trading surplus (deficit)	**1,637**	**969**	**464**	**1,433**	**1,362**	**(78)**	**4,354**	**381**	**4,735**
General insurance claims	**–**	**(236)**	**–**	**(236)**	**–**	**–**	**(236)**	**–**	**(236)**
Provisions for bad and doubtful debts	**(594)**	**–**	**–**	**–**	**(306)**	**13**	**(887)**	**(63)**	**(950)**
Amounts written off fixed asset investments	**–**	**–**	**–**	**–**	**(44)**	**–**	**(44)**	**–**	**(44)**
Share of results of joint ventures	**(22)**	**–**	**–**	**–**	**–**	**–**	**(22)**	**–**	**(22)**
Profit on sale of businesses	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**865**	**865**
Profit (loss) before tax	**1,021**	**733**	**464**	**1,197**	**1,012**	**(65)**	**3,165**	**1,183**	**4,348**
Year ended 31 December 2002*									
Net interest income	2,890	38	36	74	1,970	(251)	4,683	488	5,171
Other finance income	–	–	–	–	–	165	165	–	165
Income from long-term assurance business	–	–	(305)	(305)	–	–	(305)	11	(294)
Other operating income	837	1,065	217	1,282	1,469	149	3,737	108	3,845
Total income	3,727	1,103	(52)	1,051	3,439	63	8,280	607	8,887
Operating expenses	(2,212)	(181)	(299)	(480)	(1,908)	(36)	(4,636)	(277)	(4,913)
Trading surplus (deficit)	1,515	922	(351)	571	1,531	27	3,644	330	3,974
General insurance claims	–	(229)	–	(229)	–	–	(229)	–	(229)
Provisions for bad and doubtful debts	(496)	–	–	–	(489)	7	(978)	(51)	(1,029)
Amounts written off fixed asset investments	–	–	–	–	(57)	(30)	(87)	–	(87)
Share of results of joint ventures	(11)	–	–	–	–	–	(11)	–	(11)
Profit (loss) before tax	1,008	693	(351)	342	985	4	2,339	279	2,618
Year ended 31 December 2001*									
Net interest income	2,690	48	32	80	1,905	(207)	4,468	454	4,922
Other finance income	–	–	–	–	–	307	307	–	307
Income from long-term assurance business	–	–	(42)	(42)	–	–	(42)	12	(30)
Other operating income	911	900	288	1,188	1,312	170	3,581	108	3,689
Total income	3,601	948	278	1,226	3,217	270	8,314	574	8,888
Operating expenses	(2,170)	(169)	(319)	(488)	(1,698)	(151)	(4,507)	(262)	(4,769)
Trading surplus (deficit)	1,431	779	(41)	738	1,519	119	3,807	312	4,119
General insurance claims	–	(174)	–	(174)	–	–	(174)	–	(174)
Provisions for bad and doubtful debts	(357)	–	–	–	(328)	6	(679)	(68)	(747)
Amounts written off fixed asset investments	–	–	–	–	(22)	(38)	(60)	–	(60)
Share of results of joint ventures	(10)	–	–	–	–	–	(10)	–	(10)
Profit on sale of businesses	–	–	–	–	–	–	–	39	39
Profit (loss) before tax	1,064	605	(41)	564	1,169	87	2,884	283	3,167

2 Segmental analysis (continued)

Geographical area:**	Domestic 2003 £m	International 2003 £m	Continuing operations 2003 £m	Discontinued††† operations 2003 £m	Total 2003 £m
Interest receivable	**8,490**	**383**	**8,873**	**1,276**	**10,149**
Other finance income	**34**	**–**	**34**	**–**	**34**
Fees and commissions receivable	**2,831**	**156**	**2,987**	**112**	**3,099**
Dealing profits (before expenses)	**276**	**249**	**525**	**35**	**560**
Income from long-term assurance business	**436**	**–**	**436**	**17**	**453**
General insurance premium income	**535**	**–**	**535**	**–**	**535**
Other operating income	**677**	**5**	**682**	**12**	**694**
Total gross income	**13,279**	**793**	**14,072**	**1,452**	**15,524**
Profit on ordinary activities before tax	**2,810**	**355**	**3,165**	**1,183**	**4,348**

Geographical area:**	Domestic* 2002 £m	International 2002 £m	Continuing* operations 2002 £m	Discontinued††† operations 2002 £m	Total* 2002 £m
Interest receivable	8,226	582	8,808	1,741	10,549
Other finance income	165	–	165	–	165
Fees and commissions receivable	2,773	169	2,942	111	3,053
Dealing profits (before expenses)	125	39	164	24	188
Income from long-term assurance business	(305)	–	(305)	11	(294)
General insurance premium income	486	–	486	–	486
Other operating income	552	207	759	4	763
Total gross income	12,022	997	13,019	1,891	14,910
Profit on ordinary activities before tax	2,122	217	2,339	279	2,618

Geographical area:**	Domestic* 2001 £m	International 2001 £m	Continuing* operations 2001 £m	Discontinued††† operations 2001 £m	Total* 2001 £m
Interest receivable	8,950	804	9,754	1,610	11,364
Other finance income	307	–	307	–	307
Fees and commissions receivable	2,636	185	2,821	101	2,922
Dealing profits (before expenses)	138	70	208	25	233
Income from long-term assurance business	(42)	–	(42)	12	(30)
General insurance premium income	428	–	428	–	428
Other operating income	538	162	700	8	708
Total gross income	12,955	1,221	14,176	1,756	15,932
Profit on ordinary activities before tax	2,601	283	2,884	283	3,167

2 Segmental analysis (continued)

	Net assets†		Assets††	
	2003 £m	2002* £m	**2003 £m**	2002* £m
Class of business				
UK Retail Banking and Mortgages	**2,555**	2,242	**90,272**	79,629
Insurance and Investments:				
– General insurance	**470**	447	**1,009**	794
– Life, pensions, unit trusts and asset management	**6,531**	6,461	**8,835**	8,333
	7,001	6,908	**9,844**	9,127
Wholesale and International Banking	**4,390**	4,125	**101,555**	102,464
Central group items	**(4,278)**	(6,647)	**263**	1,521
Continuing operations	**9,668**	6,628	**201,934**	192,741
Discontinued operations†††	**–**	1,352	**–**	14,602
	9,668	7,980	**201,934**	207,343
Geographical area:**				
Domestic	**9,069**	6,038	**189,162**	177,627
International	**599**	590	**12,772**	15,114
Continuing operations	**9,668**	6,628	**201,934**	192,741
Discontinued operations†††	**–**	1,352	**–**	14,602
	9,668	7,980	**201,934**	207,343

* Figures for 2001 and 2002 have been restated to take account of the changes in accounting policy explained in note 1 and to reflect the transfer of Business Banking from UK Retail Banking and Mortgages to Wholesale and International Banking, together with changes in internal transfer pricing arrangements. Under the Group's transfer pricing arrangements, inter-segment services are generally recharged at cost. Inter-segment lending and deposits are generally entered into at market rates, except that non-interest bearing balances are priced at a rate that reflects the external yield that could be earned on such funds.

** The geographical distribution of gross income sources, profit on ordinary activities before tax and assets by domestic and international operations is based on the location of the office recording the transaction, except for lending by the international business booked in London.

† Net assets represent shareholders' funds plus equity minority interests. Disclosure of information on net assets is an accounting standard requirement (SSAP 25); it is not appropriate to relate it directly to the segmental profits above because the business is not managed by the allocation of net assets to business units.

†† Assets exclude long-term assurance assets attributable to policyholders.

††† Discontinued operations relate to the Wholesale and International Banking segment.

As the business of the Group is mainly that of banking and insurance, no segmental analysis of turnover is given.

3 Dealing profits (before expenses)

	2003 £m	2002 £m	2001 £m
Foreign exchange trading income	**228**	173	158
Securities and other gains	**332**	15	75
	560	188	233

Dealing profits include the profits and losses arising both on the purchase and sale of trading instruments and from the year-end revaluation to market value, together with the interest income earned from these instruments and the related funding cost.

4 Administrative expenses

	2003 £m	2002* £m	2001* £m
Salaries	**2,092**	2,065	2,062
Social security costs	**143**	134	140
Other pension costs (note 45)	**353**	318	347
Staff costs	**2,588**	2,517	2,549
Other administrative expenses	**1,888**	1,695	1,670
	4,476	4,212	4,219

* restated (see note 1)

4 **Administrative expenses** (continued)	**2003**	2002	2001
The average number of persons on a headcount basis employed by the Group during the year was as follows:			
UK	**73,814**	71,134	71,184
Overseas	**10,288**	11,491	11,768
	84,102	82,625	82,952

The above staff numbers exclude 5,202 (2002: 5,870; 2001: 5,450) staff employed in the long-term assurance business. Costs of £194 million (2002: £209 million; 2001: £168 million) in relation to those staff are reflected in the valuation of the long-term assurance business.

Details of directors' emoluments, pensions and interests are given on pages 81 to 87.

	2003 £m	2002 £m	2001 £m
Statutory audit	**5.5**	4.8	4.0
– Audit related regulatory reporting	**0.9**	0.9	0.8
– Further assurance services	**3.3**	1.7	5.0
Other audit related fees	**4.2**	2.6	5.8
Audit and audit related fees	**9.7**	7.4	9.8
Tax advisory	**1.6**	0.7	0.4
– Due diligence services	**0.7**	0.8	5.7
– Management consultancy	**–**	0.1	3.5
– Other	**0.2**	0.7	0.9
Other non-audit fees	**0.9**	1.6	10.1
Total fees	**12.2**	9.7	20.3

The auditors' remuneration for the holding company was £51,500 (2002: £50,000; 2001: £50,000).

During the year the auditors also earned fees of £0.6 million (2002: £0.8 million; 2001: £0.8 million) in respect of the audit of unit trusts and pension schemes managed by the Group.

Included in 'Other audit related fees' are the costs of the audit of the Group's Form 20-F filing with the SEC and, in 2001, work in relation to the Group's initial registration. Also included in this category is advice in relation to preparations for the implementation of International Financial Reporting Standards; internal control reviews; and work on a number of projects within the Group's insurance and investments businesses including the audit of the conversion of unit trusts to open ended investment companies.

The fees paid to the auditors for tax advisory work relate to the preparation and review of the tax returns of a number of the Group's overseas operations, advice on a number of issues relating to the acquisition of Scottish Widows, the implementation of internal tax restructuring advice principally within Scottish Widows and a review of the Group's VAT procedures.

'Other non-audit fees' in 2003 principally relate to work in connection with the disposal of The National Bank of New Zealand and the Group's operations in Brazil.

It is the Group's policy to use the auditors on assignments in cases where their knowledge of the Group means that it is neither efficient nor cost effective to employ another firm of accountants. Such assignments typically relate to the provision of advice on tax issues, assistance in transactions involving the acquisition and disposal of businesses and accounting advice. Following a change in policy in 2002, the auditors are no longer permitted to provide management consultancy services to the Group.

During 2003, the Group revised its procedures for audit committee pre-approval of fees for audit and non-audit services in order to comply with rules issued by the SEC which seek to ensure the independence of the auditors. Certain de minimis limits for non-audit fees have been established, for particular detailed types of service. All non-audit assignments where the fee falls below the relevant limit have been approved in advance by the audit committee. All statutory audit work, and non-audit assignments where the fee is expected to exceed the relevant limit, are subject to individual pre-approval by the audit committee. Since these revised procedures were introduced in April 2003, 62% of the fees incurred by the Group for non-audit services were individually approved in advance by the audit committee. In addition, on a quarterly basis, the audit committee receives a report detailing all pre-approved services and amounts paid to the auditors for such pre-approved services.

5 **Amounts written off fixed asset investments**	**2003 £m**	2002 £m	2001 £m
Debt securities	**42**	84	58
Equity shares	**2**	3	2
	44	87	60

6 Profit before tax on sale of businesses	2003 £m	2002 £m	2001 £m
Loss on sale of French fund management and private banking businesses (tax: nil)	**(15)**	–	–
Loss on sale of Brazilian businesses (after charging £161 million of goodwill previously written off to reserves) (tax: nil)	**(41)**	–	–
Profit on sale of New Zealand operations (after charging £20 million of goodwill previously written off to reserves) (tax: nil)	**921**	–	–
Profit on sale of Brazilian fund management and private banking businesses (tax: £11 million)	**–**	–	39
	865	–	39

During 2003 the Group completed the following transactions:

- The sale, announced on 16 May 2003 and completed on 30 June 2003, of its French fund management and private banking businesses, including its subsidiaries Lloyds Bank SA, Chaillot Assurances SA and Capucines Investissements SA.
- The sale, announced on 9 October 2003 and completed on 15 December 2003, of its Brazilian subsidiaries Banco Lloyds TSB S.A. and Losango Promotora de Vendas Ltda, together with substantially all of the business of the Brazilian branch of Lloyds TSB Bank plc and certain offshore Brazilian assets.
- The sale, announced on 23 October 2003 and completed on 1 December 2003, of its subsidiary, NBNZ Holdings Limited, comprising the Group's New Zealand banking and insurance operations.

On 1 December 2003, the Group also announced the sale of its operations in Guatemala, Honduras and Panama; these sales are expected to be completed in 2004.

During the year ended 31 December 2001 the Group sold its Brazilian fund management and private banking business, including its subsidiary, Lloyds TSB Asset Management S.A.

7 Analysis of comparative profit and loss accounts

The analysis of the profit and loss accounts for comparative periods between continuing and discontinued operations is set out below. Discontinued operations comprise the operations in France, New Zealand and Brazil sold in 2003 and 2001; for further details see note 6.

	Continuing operations 2002 £m	Discontinued operations 2002 £m	Total 2002 £m
Interest receivable:			
– Interest receivable and similar income arising from debt securities	523	44	567
– Other interest receivable and similar income	8,285	1,697	9,982
Interest payable	4,125	1,253	5,378
Net interest income	4,683	488	5,171
Other finance income	165	–	165
Other income:			
Fees and commissions receivable	2,942	111	3,053
Fees and commissions payable	(614)	(31)	(645)
Dealing profits (before expenses)	164	24	188
Income from long-term assurance business	(305)	11	(294)
General insurance premium income	486	–	486
Other operating income	759	4	763
	3,432	119	3,551
Total income	8,280	607	8,887
Operating expenses:			
Administrative expenses	3,973	239	4,212
Depreciation	630	12	642
Amortisation of goodwill	33	26	59
Depreciation and amortisation	663	38	701
Total operating expenses	4,636	277	4,913
Trading surplus	3,644	330	3,974
General insurance claims	229	–	229
Provisions for bad and doubtful debts:			
Specific	914	51	965
General	64	–	64
	978	51	1,029
Amounts written off fixed asset investments	87	–	87
Operating profit	2,350	279	2,629
Share of results of joint ventures	(11)	–	(11)
Profit on ordinary activities before tax	2,339	279	2,618

7 Analysis of comparative profit and loss accounts (continued)

	Continuing operations 2001 £m	Discontinued operations 2001 £m	Total 2001 £m
Interest receivable:			
– Interest receivable and similar income arising from debt securities	503	27	530
– Other interest receivable and similar income	9,251	1,583	10,834
Interest payable	5,286	1,156	6,442
Net interest income	4,468	454	4,922
Other finance income	307	–	307
Other income:			
Fees and commissions receivable	2,821	101	2,922
Fees and commissions payable	(576)	(26)	(602)
Dealing profits (before expenses)	208	25	233
Income from long-term assurance business	(42)	12	(30)
General insurance premium income	428	–	428
Other operating income	700	8	708
	3,539	120	3,659
Total income	8,314	574	8,888
Operating expenses:			
Administrative expenses	3,981	238	4,219
Depreciation	498	13	511
Amortisation of goodwill	28	11	39
Depreciation and amortisation	526	24	550
Total operating expenses	4,507	262	4,769
Trading surplus	3,807	312	4,119
General insurance claims	174	–	174
Provisions for bad and doubtful debts:			
Specific	668	68	736
General	11	–	11
	679	68	747
Amounts written off fixed asset investments	60	–	60
Operating profit	2,894	244	3,138
Share of results of joint ventures	(10)	–	(10)
Profit on sale of business	–	39	39
Profit on ordinary activities before tax	2,884	283	3,167

8 Profit on ordinary activities before tax

	2003 £m	2002 £m	2001 £m
Profit on ordinary activities before tax is stated after taking account of:			
Income from:			
Aggregate amounts receivable, including capital repayments, in respect of assets leased to customers and banks under:			
– Finance leases and hire purchase contracts	**3,495**	3,290	3,250
– Operating leases	**446**	440	329
Profits less losses on disposal of investment securities	**47**	160	160
Charges:			
Rental of premises	**220**	220	203
Hire of equipment	**18**	18	18
Interest on subordinated liabilities (loan capital)	**622**	537	515

9 Tax on profit on ordinary activities

a Analysis of charge for the year

	2003 £m	2002* £m	2001* £m
UK corporation tax:			
– Current tax on profits for the year	**1,079**	786	769
– Adjustments in respect of prior years	**(72)**	12	(14)
	1,007	798	755
Double taxation relief	**(223)**	(129)	(87)
	784	669	668
Foreign tax:			
– Current tax on profits for the year	**144**	216	179
– Adjustments in respect of prior years	**(15)**	(15)	(17)
	129	201	162
Current tax charge	**913**	870	830
Deferred tax	**119**	(106)	46
Associated undertakings and joint ventures	**(7)**	2	1
	1,025	766	877

* restated (see note 1)

The charge for tax on the profit for the year is based on a UK corporation tax rate of 30 per cent (2002: 30 per cent; 2001: 30 per cent).

In addition to the tax charge in the profit and loss account detailed above, £2 million (2002: £968 million; 2001: £863 million) of deferred tax has been credited to the statement of total recognised gains and losses in respect of actuarial losses recognised in post-retirement benefit schemes (note 45).

b Factors affecting the tax charge for the year

A reconciliation of the charge that would result from applying the standard UK corporation tax rate to profit before tax to the current tax charge and total tax charge for the year is given below:

	2003 £m	2002* £m	2001* £m
Profit on ordinary activities before tax	**4,348**	2,618	3,167
Tax charge thereon at UK corporation tax rate of 30%	**1,304**	785	950
Factors affecting charge:			
– Goodwill amortisation	**9**	9	8
– Overseas tax rate differences	**(9)**	24	12
– Non-allowable and non-taxable items	**(10)**	(28)	8
– Gains exempted or covered by capital losses	**(276)**	(23)	(39)
– Tax deductible coupons on non-equity minority interests	**(12)**	(12)	(12)
– Payments to employee trust	**–**	(20)	(60)
– Capital allowances in excess of depreciation	**(105)**	7	(48)
– Other timing differences	**(14)**	99	2
– Life companies rate differences	**16**	43	21
– Other items	**10**	(14)	(12)
Current tax charge	**913**	870	830
Deferred tax:			
– Capital allowances in excess of depreciation	**105**	(7)	48
– Other timing differences	**14**	(99)	(2)
Associated undertakings and joint ventures	**(7)**	2	1
Tax on profit on ordinary activities	**1,025**	766	877
Effective rate	**23.6%**	29.3%	27.7%

* restated (see note 1)

9 Tax on profit on ordinary activities (continued)

c Factors that may affect the future tax charge

The current tax charge includes a charge of £157 million (2002: credit of £44 million; 2001: charge of £11 million) in respect of notional tax on the shareholder's interest in the movement in value of the long-term assurance business. Since this derives from the use of a combination of tax rates it can give rise to a higher or lower charge compared to an expected 30 per cent rate.

The Finance Act 2003 introduced legislation which will potentially affect the tax treatment of certain transfers from Scottish Widows plc's long-term business fund to its shareholder's fund; it is possible that these transfers will be subject to a higher tax charge than was previously anticipated. The potential deferred liability not recognised on the balance sheet is approximately £110 million.

Factors that may affect the future deferred tax charge are dealt with in note 37.

10 Profit for the financial year attributable to shareholders

The profit attributable to shareholders includes a profit of £1,880 million (2002: £1,912 million; 2001: £1,893 million) dealt with in the accounts of the parent company for which no profit and loss account is shown as permitted by Section 230 of the Companies Act 1985.

Certain disclosures necessary to meet US GAAP and SEC disclosure requirements in relation to the parent company are given in note 51 to these financial statements.

11 Ordinary dividends

	2003 pence per share	2002 pence per share	2001 pence per share	**2003 £m**	2002 £m	2001 £m
Interim: paid	**10.7**	10.7	10.2	**597**	597	566
Final: proposed	**23.5**	23.5	23.5	**1,314**	1,311	1,306
	34.2	34.2	33.7	**1,911**	1,908	1,872

12 Earnings per share

	2003	2002*	2001*
Profit attributable to shareholders†	**£3,254m**	£1,790m	£2,233m
Weighted average number of ordinary shares in issue during the year††	**5,581m**	5,570m	5,533m
Dilutive effect of options outstanding	**18m**	27m	50m
Diluted weighted average number of ordinary shares in issue during the year	**5,599m**	5,597m	5,583m
Earnings per share	**58.3p**	32.1p	40.4p
Diluted earnings per share	**58.1p**	32.0p	40.0p

* restated (see note 1)

† No adjustment was made to profit attributable to shareholders in calculating diluted earnings per share.

†† The weighted average number of shares for the year has been calculated after deducting 8 million (2002: 5 million; 2001: 15 million) ordinary shares representing the Group's holdings of own shares (note 43).

13 Treasury bills and other eligible bills

	2003 Balance sheet £m	2003 Valuation £m	2002 Balance sheet £m	2002 Valuation £m
Investment securities:				
Treasury bills and similar securities	**308**	**305**	257	258
Other eligible bills	**222**	**218**	1,622	1,620
	530	**523**	1,879	1,878
Other securities:				
Treasury bills and similar securities	**9**		530	
	539		2,409	
Geographical analysis by issuer:				
United Kingdom	**336**		1,726	
Latin America	**70**		567	
Other	**133**		116	
	539		2,409	
Included above:				
Unamortised discounts net of premiums on investment securities	**2**		5	

Movements in investment securities comprise:	Cost £m	Premiums and discounts £m	Total £m
At 1 January 2003	**1,875**	**4**	**1,879**
Exchange and other adjustments	**3**	**–**	**3**
Additions	**23,453**	**–**	**23,453**
Bills sold or matured	**(24,803)**	**(61)**	**(24,864)**
Amortisation of premiums and discounts	**–**	**59**	**59**
At 31 December 2003	**528**	**2**	**530**

Investment securities are those intended for use on a continuing basis in the activities of the Group and not for dealing purposes. It is expected that tax of £2 million (2002: £1 million) would be recoverable if the investment securities were sold at their year end valuation.

The difference between the cost of other securities and market value, where the market value is higher than the cost, is not disclosed as its determination is not practicable.

14 Loans and advances to banks

	2003 £m	2002 £m
Lending to banks	**2,292**	2,212
Deposits placed with banks	**13,273**	15,318
Total loans and advances to banks	**15,565**	17,530
Provisions for bad and doubtful debts	**(18)**	(1)
	15,547	17,529
Repayable on demand	**3,768**	4,313
Other loans and advances by residual maturity repayable:		
– 3 months or less	**7,637**	8,512
– 1 year or less but over 3 months	**2,329**	2,624
– 5 years or less but over 1 year	**1,496**	1,700
– Over 5 years	**335**	381
Provisions for bad and doubtful debts	**(18)**	(1)
	15,547	17,529

15 Loans and advances to customers

	2003 £m	2002 £m
Lending to customers	**125,785**	124,655
Hire purchase debtors	**4,701**	4,342
Equipment leased to customers	**6,470**	7,300
Total loans and advances to customers	**136,956**	136,297
Provisions for bad and doubtful debts	**(1,677)**	(1,766)
Interest held in suspense	**(28)**	(57)
	135,251	134,474
Loans and advances by residual maturity repayable:		
– 3 months or less	**23,284**	23,989
– 1 year or less but over 3 months	**9,458**	10,357
– 5 years or less but over 1 year	**31,384**	30,637
– Over 5 years	**72,830**	71,314
Provisions for bad and doubtful debts	**(1,677)**	(1,766)
Interest held in suspense	**(28)**	(57)
	135,251	134,474
Of which repayable on demand or at short notice	**13,365**	11,852

The cost of assets acquired during the year for letting to customers under finance leases and hire purchase contracts amounted to £4,478 million (2002: £3,752 million).

Equipment leased to customers, which is stated after deducting £4,907 million (2002: £5,603 million) of unearned charges, is repayable as follows:

	2003 £m	2002 £m
3 months or less	**91**	127
1 year or less but over 3 months	**345**	407
5 years or less but over 1 year	**1,465**	1,669
Over 5 years	**4,569**	5,097
	6,470	7,300

16 Provisions for bad and doubtful debts and non-performing lending

	2003 Specific £m	2003 General £m	2002 Specific £m	2002 General £m	2001 Specific £m	2001 General £m
At 1 January	**1,334**	**433**	1,099	369	1,069	357
Exchange and other adjustments	**(1)**	**–**	(55)	(3)	(15)	1
Adjustments on acquisitions and disposals	**(49)**	**(5)**	–	3	–	–
Transfer from general to specific provisions	**50**	**(50)**	–	–	–	–
Advances written off	**(1,145)**	**–**	(878)	–	(885)	–
Recoveries of advances written off in previous years	**178**	**–**	203	–	194	–
Charge (release) to profit and loss account:						
– New and additional provisions	**1,552**	**9**	1,544	64	1,310	64
– Releases and recoveries	**(606)**	**(5)**	(579)	–	(574)	(53)
	946	**4**	965	64	736	11
At 31 December	**1,313**	**382**	1,334	433	1,099	369
	1,695		1,767		1,468	
In respect of:						
Loans and advances to banks	**18**		1		2	
Loans and advances to customers	**1,677**		1,766		1,466	
	1,695		1,767		1,468	

	2003 £m	2002 £m
Non-performing lending comprises:		
Accruing loans on which interest is being placed in suspense	**633**	752
Loans accounted for on a non-accrual basis	**585**	662
	1,218	1,414
Provisions	**(916)**	(992)
Interest held in suspense	**(28)**	(57)
	274	365

17 Concentrations of exposure

	2003 £m	2002 £m
Loans and advances to customers:		
Domestic		
Agriculture, forestry and fishing	**2,025**	2,076
Manufacturing	**3,211**	3,373
Construction	**1,497**	1,482
Transport, distribution and hotels	**4,741**	4,696
Property companies	**4,577**	4,008
Financial, business and other services	**9,652**	8,352
Personal:		
– Mortgages	**70,750**	62,467
– Other	**20,139**	16,579
Lease financing	**6,470**	7,285
Hire purchase	**4,701**	4,342
Other	**3,351**	3,397
Total domestic	**131,114**	118,057
International		
Latin America	**557**	1,591
New Zealand	**-**	10,447
USA	**2,681**	3,412
Europe	**1,981**	2,142
Rest of the world	**623**	648
Total international	**5,842**	18,240
	136,956	136,297
Provisions for bad and doubtful debts*	**(1,677)**	(1,766)
Interest held in suspense*	**(28)**	(57)
	135,251	134,474

* Figures exclude provisions and interest held in suspense relating to loans and advances to banks.

The classification of lending as domestic or international is based on the location of the office recording the transaction, except for certain lending of the international business booked in London.

18 Debt securities

	2003 Balance sheet £m	2003 Valuation £m	2002 Balance sheet £m	2002 Valuation £m
Investment securities				
Government securities	**1,895**	**1,902**	2,140	2,141
Other public sector securities	**–**	**–**	1	1
Bank and building society certificates of deposit	**2,515**	**2,515**	3,147	3,148
Corporate debt securities	**1,895**	**1,890**	1,495	1,496
Mortgage backed securities	**2,211**	**2,212**	893	892
Other asset backed securities	**3,942**	**3,951**	2,817	2,820
Other debt securities	**1,283**	**1,284**	1,369	1,367
	13,741	**13,754**	11,862	11,865
Other securities				
Government securities	**7,253**	**7,253**	6,035	6,035
Other public sector securities	**106**	**106**	112	112
Bank and building society certificates of deposit	**–**	**–**	340	340
Corporate debt securities	**6,785**	**6,785**	7,842	7,842
Mortgage backed securities	**664**	**664**	1,838	1,838
Other asset backed securities	**120**	**120**	1,191	1,191
Other debt securities	**–**	**–**	94	94
	28,669	**28,682**	29,314	29,317
Due within 1 year	**5,045**		6,412	
Due 1 year and over	**23,624**		22,902	
	28,669		29,314	
Geographical analysis by issuer				
United Kingdom	**5,232**		5,569	
Other European	**15,949**		13,254	
North America and Caribbean	**5,130**		6,077	
Latin America	**98**		1,231	
Asia Pacific	**1,994**		2,763	
Other	**266**		420	
	28,669		29,314	
Unamortised discounts net of premiums on investment securities	**341**		337	
Investment securities				
Listed	**8,162**	**8,173**	6,102	6,101
Unlisted	**5,579**	**5,581**	5,760	5,764
	13,741	**13,754**	11,862	11,865
Other securities				
Listed	**14,374**	**14,374**	16,034	16,034
Unlisted	**554**	**554**	1,418	1,418
	14,928	**14,928**	17,452	17,452

18 Debt securities (continued)

Movements in investment securities comprise:

	Cost £m	Premiums and discounts £m	Provisions £m	Total £m
At 1 January 2003	**11,885**	**66**	**89**	**11,862**
Exchange and other adjustments	**(500)**	–	**(3)**	**(497)**
Additions	**11,962**	–	–	**11,962**
Transfers from other securities	**1,873**	–	–	**1,873**
Securities sold or matured	**(11,389)**	**(5)**	**(29)**	**(11,365)**
Adjustments on disposal of businesses	**(100)**	–	–	**(100)**
Charge for the year	–	–	**42**	**(42)**
Amortisation of premiums and discounts	–	**48**	–	**48**
At 31 December 2003	**13,731**	**109**	**99**	**13,741**

Investment securities are those intended for use on a continuing basis in the activities of the Group and not for dealing purposes. It is expected that tax of £3 million (2002: £4 million) would be payable if the investment securities were sold at their year end valuation.

Transfers from other securities relate to debt securities that have been transferred into the Group's new conduit securitisation vehicle, Cancara Asset Securitisation Limited. These securities were previously held within the Group's trading portfolios but have been reclassified as investment securities since the intention is now to hold them for the longer term.

The difference between the cost of other securities and market value, where the market value is higher than the cost, is not disclosed as its determination is not practicable.

19 Equity shares

	2003 Balance sheet £m	**2003 Valuation £m**	2002 Balance sheet £m	2002 Valuation £m
Investment securities:				
Listed	**5**	**5**	5	5
Unlisted	**30**	**126**	33	62
	35	**131**	38	67
Other securities:				
Listed	**423**		168	
	458		206	

Movements in investment securities comprise:	Cost £m	Provisions £m	Total £m
At 1 January 2003	**51**	**13**	**38**
Exchange and other adjustments	**1**	**1**	–
Additions	**5**	–	**5**
Disposals	**(7)**	**(2)**	**(5)**
Adjustments on disposal of businesses	**(9)**	**(8)**	**(1)**
Charge for the year	–	**2**	**(2)**
At 31 December 2003	**41**	**6**	**35**

Investment securities are those intended for use on a continuing basis in the activities of the Group and not for dealing purposes. If the investment securities were sold at their year end valuation no tax is expected to be payable as any such gains would be covered by available capital losses.

The difference between the cost of other securities and market value, where the market value is higher than the cost, is not disclosed as its determination is not practicable.

20 Assets transferred under sale and repurchase transactions

Included in the Group's balance sheet are assets subject to sale and repurchase agreements as follows:

	2003 £m	2002 £m
Treasury bills and other eligible bills	**136**	588
Debt securities	**4,503**	5,651
	4,639	6,239

These investments have been sold to third parties but, since the Group is committed to reacquire them at a future date and at a predetermined price, they are shown in the balance sheet.

21 Interests in joint ventures

	£m
At 1 January 2003	**45**
Exchange and other adjustments	**17**
Additions	**12**
Share of losses	**(20)**
At 31 December 2003	**54**

The Group's principal investments are in two joint ventures:

	Group interest	Nature of business
iPSL	19.5% of issued ordinary share capital	Cheque processing
Goldfish Holdings Limited	25.0% of issued ordinary share capital	Financial services

During 2003 the Group contributed a further £12 million of capital to Goldfish Holdings Limited.

In the year ended 31 December 2003 £25 million (2002: £31 million; 2001: £27 million) of fees payable to iPSL have been included in the Group's administrative expenses and £3 million (2002: £6 million; 2001: £6 million) of charges to iPSL have been included in the Group's income. The Group has also prepaid £13 million (2002: £6 million) of fees in respect of 2004 and this amount is included in prepayments and accrued income.

In the year ended 31 December 2003 £7 million (2002: £25 million; 2001: £1 million) of interest receivable from Goldfish Bank Limited (a wholly owned subsidiary of Goldfish Holdings Limited) and £6 million (2002: £12 million; 2001: £22 million) of charges to Goldfish Bank Limited in respect of administrative costs have been included in the Group's income. At 31 December 2002 Goldfish Bank Limited owed £430 million to the Group, which was included in loans and advances to banks; in addition, as at 31 December 2002, the Group had made facilities available for Goldfish Bank Limited to borrow a further £420 million; this facility was cancelled during 2003 and Goldfish Bank no longer owes any significant amounts to the Group.

On 30 September 2003 the Group completed the purchase of the credit card and personal loan businesses of Goldfish Bank Limited (see note 48).

Included in the gross assets disclosed on the balance sheet is an investment of £3 million (2002: £8 million) in associated undertakings.

22 Interests in group undertakings

	Shares £m	Loans £m
At 1 January 2003	**9,091**	**1,723**
Revaluation	**1,662**	**–**
At 31 December 2003	**10,753**	**1,723**

	2003 £m	2002 £m
Shares in banks	**10,752**	9,093
Shares in other group undertakings	**1**	(2)
Total – all unlisted	**10,753**	9,091

On an historical basis, shares in group undertakings would have been included at cost of £6,066 million (2002: £6,066 million). No deferred tax provision has been made against the liability which could arise if group undertakings were disposed of at their balance sheet carrying value because of surplus capital losses and the exemptions for disposal of substantial shareholding investments.

22 Interests in group undertakings (continued)

The principal group undertakings, all of which have prepared accounts to 31 December and whose results are included in the consolidated accounts of Lloyds TSB Group plc, are:

	Country of registration/ incorporation	Percentage of equity share capital and voting rights held	Nature of business
Lloyds TSB Bank plc	England	100%	Banking and financial services
Cheltenham & Gloucester plc	England	100%†	Mortgage lending and retail investments
Lloyds TSB Commercial Finance Limited	England	100%†	Credit factoring
Lloyds TSB Leasing Limited	England	100%†	Financial leasing
Lloyds TSB Private Banking Limited	England	100%†	Private banking
The Agricultural Mortgage Corporation PLC	England	100%†	Long-term agricultural finance
Lloyds TSB Bank (Jersey) Limited	Jersey	100%†	Banking and financial services
Lloyds TSB Scotland plc	Scotland	100%†	Banking and financial services
Lloyds TSB General Insurance Limited	England	100%†	General insurance
Scottish Widows Investment Partnership Group Limited	England	100%†	Investment management
Abbey Life Assurance Company Limited	England	100%†	Life assurance
Lloyds TSB Insurance Services Limited	England	100%†	Insurance broking
Lloyds TSB Life Assurance Company Limited	England	100%†	Life assurance and other financial services
Lloyds TSB Asset Finance Division Limited	England	100%†	Consumer credit, leasing and related services
Black Horse Limited	England	100%†	Consumer credit, leasing and related services
Scottish Widows plc	Scotland	100%†	Life assurance
Scottish Widows Annuities Limited	Scotland	100%†	Life assurance

† Indirect interest

The country of registration/incorporation is also the principal area of operation for each of the above group undertakings except as follows:

Lloyds TSB Bank plc operates principally in the UK but also through branches in Argentina, Belgium, Dubai, Ecuador, Gibraltar, Guatemala, Hong Kong, Honduras, Japan, Luxembourg, Malaysia, Monaco, Netherlands, Panama, Paraguay, Singapore, Spain, Switzerland, Uruguay and the USA.

23 Quasi-subsidiaries

The Group has interests in a number of entities which, although they do not meet the legal definition of a subsidiary, give rise to benefits that are in substance no different from those that would arise if those entities were subsidiaries. As a consequence, these entities are consolidated in the same way as if they were subsidiaries.

The primary financial statements of these entities can be summarised as follows:

	Equipment leasing vehicles			Structured finance vehicles		
	2003 £m	2002 £m	2001 £m	**2003 £m**	2002 £m	2001 £m
Profit and loss account						
Interest receivable	**–**	–	–	**82**	12	–
Interest payable	**(59)**	(55)	(41)	**(52)**	(4)	–
Other operating income	**93**	80	58	**(2)**	–	–
Total income	**34**	25	17	**28**	8	–
Operating expenses	**(36)**	(24)	(8)	**–**	–	–
(Loss) profit on ordinary activities before taxation	**(2)**	1	9	**28**	8	–
Tax on (loss) profit on ordinary activities	**6**	5	(6)	**(2)**	–	–
Retained profit	**4**	6	3	**26**	8	–
Balance sheet						
Assets:						
Loans and advances to customers	**–**	–		**345**	329	
Debt securities	**–**	–		**3,718**	–	
Tangible fixed assets	**1,408**	1,307		**–**	–	
Other assets and prepayments	**23**	25		**34**	4	
Total assets	**1,431**	1,332		**4,097**	333	
Liabilities:						
Deposits by banks	**1,309**	1,245		**672**	–	
Debt securities in issue	**–**	–		**3,123**	73	
Other liabilities and accruals	**108**	77		**18**	2	
Shareholders' funds	**14**	10		**284**	258	
Total liabilities	**1,431**	1,332		**4,097**	333	
Cash flow statement						
Net cash inflow (outflow) from operating activities	**132**	422	391	**1,173**	(250)	–

24 Intangible fixed assets

	Cost £m	Amortisation £m	Net book value £m
Goodwill			
At 1 January 2003	**2,771**	**137**	**2,634**
Exchange and other adjustments	**32**	**9**	**23**
Acquisitions (note 48)	**96**	**–**	**96**
Disposal of businesses	**(273)**	**(84)**	**(189)**
Charge for the year	**–**	**51**	**(51)**
At 31 December 2003	**2,626**	**113**	**2,513**

25 Tangible fixed assets

	Premises £m	Equipment £m	Operating lease assets £m
Cost:			
At 1 January 2003	**1,196**	**2,315**	**2,572**
Exchange and other adjustments	**4**	**13**	**(61)**
Adjustments on acquisition and disposal	**(52)**	**(120)**	**(1)**
Additions	**82**	**308**	**502**
Disposals	**(38)**	**(330)**	**(494)**
At 31 December 2003	**1,192**	**2,186**	**2,518**
Depreciation:			
At 1 January 2003	**377**	**1,395**	**215**
Exchange and other adjustments	**–**	**10**	**(2)**
Adjustments on disposal	**(14)**	**(74)**	**–**
Charge for the year	**65**	**270**	**311**
Disposals	**(12)**	**(305)**	**(258)**
At 31 December 2003	**416**	**1,296**	**266**
Balance sheet amount at 31 December 2003	**776**	**890**	**2,252**
		3,918	
Balance sheet amount at 31 December 2002	819	920	2,357
		4,096	

	2003 £m	2002 £m
Balance sheet amount of premises comprises:		
Freeholds	**369**	414
Leaseholds 50 years and over unexpired	**133**	132
Leaseholds less than 50 years unexpired	**274**	273
	776	819
Land and buildings occupied for own activities	**705**	749

The Group's residual value exposure in respect of operating lease assets, all of which are expected to be disposed of at the end of the lease terms, was as follows:

	2003 £m	2002 £m
Residual value expected to be recovered in:		
1 year or less	**181**	272
2 years or less but over 1 year	**330**	173
5 years or less but over 2 years	**505**	542
Over 5 years	**445**	617
Total exposure	**1,461**	1,604

26 Lease commitments

At 31 December 2003, the Group was committed to various non-cancellable operating leases, which require aggregate future rental payments as follows:

	Premises £m
Payable within one year	**226**
1 to 2 years	**198**
2 to 3 years	**195**
3 to 4 years	**188**
4 to 5 years	**184**
Over 5 years	**258**
	1,249

Annual commitments under non-cancellable operating leases were:

	2003 Premises £m	2003 Equipment £m	2002 Premises £m	2002 Equipment £m
Leases on which the commitment is due to expire in:				
1 year or less	**7**	–	10	2
5 years or less but over 1 year	**29**	–	29	1
Over 5 years	**190**	–	188	–
	226	–	227	3

Obligations under finance leases were:

	2003 Equipment £m	2002 Equipment £m
Amounts payable in 1 year or less	–	1

27 Capital commitments

Capital expenditure contracted but not provided for at 31 December 2003 amounted to £77 million (2002: £117 million) of which £71 million (2002: £107 million) relates to assets to be leased to customers under operating leases.

28 Other assets

	2003 £m	2002* £m
Balances arising from derivatives used for trading purposes (note 47a)	**2,489**	3,428
Balances arising from derivatives used for hedging purposes	**475**	778
Settlement balances	**54**	76
Other assets	**926**	957
	3,944	5,239

* restated (see note 1)

29 Prepayments and accrued income

	2003 £m	2002* £m
Interest receivable	**869**	931
Deferred expenditure incurred under cash gift and discount mortgage schemes	**128**	201
Other debtors and prepayments	**921**	1,155
	1,918	2,287

* restated (see note 1)

30 Long-term assurance business

a Methodology

For the purposes of the Group's consolidated accounts, the value of the shareholder's interest in the long-term assurance business is calculated on an embedded value basis. The embedded value is comprised of the net tangible assets of the life assurance subsidiaries, including any surplus retained in the long-term business funds, which could be transferred to shareholders, and the present value of the in-force business. The value of the in-force business is calculated by projecting future surpluses and other net cash flows attributable to the shareholder arising from business written by the balance sheet date and discounting the result at a rate which reflects the shareholder's overall risk premium attributable to this business.

Surpluses arise following annual actuarial valuations of the long-term business funds, which are carried out in accordance with the statutory requirements designed to ensure and demonstrate the solvency of the funds. Future surpluses will depend upon experience in a number of areas such as investment returns, lapse rates, mortality and administrative expenses. Surpluses can be projected by making realistic assumptions about future experience, having regard to both actual experience and forecast long-term economic trends. Other net cash flows principally comprise annual management charges and other fees levied upon the policyholders by the life assurance subsidiaries.

Changes in the embedded value, which are determined on a post-tax basis, are included in the profit and loss account and described as income from long-term assurance business. For the purpose of presentation the change in this value is grossed up at the underlying rate of corporation tax.

b Analysis of embedded value

The embedded value included in the consolidated balance sheet comprises:

	2003 £m	2002* £m
Net tangible assets of life companies including surplus	**3,602**	3,309
Value of other shareholder's interests in the long-term assurance business	**2,879**	2,904
	6,481	6,213

Movements in the embedded value balance have been as follows:

	2003 £m	2002* £m
At 1 January – as previously reported	**6,213**	6,366
Prior year adjustment (note 1)	**–**	(22)
At 1 January – restated	**6,213**	6,344
Exchange and other adjustments	**12**	(14)
Profit (loss) after tax	**296**	(250)
Capital injections	**–**	140
Adjustments on disposal	**(38)**	–
Dividends	**(2)**	(7)
At 31 December	**6,481**	6,213

* restated (see note 1)

c Analysis of income from long-term assurance business

Income from long-term assurance business included in the profit and loss account can be divided into those items comprising the operating profit of the business and other items. Included within operating profit are the following items:

New business income. This represents the value recognised at the end of the year from new business written during the year after taking into account the cost of establishing technical provisions and reserves.

Distribution costs. This represents the actual costs of acquiring new business during the year and includes commissions paid to independent financial advisors and other direct sales costs.

Contribution from existing business. This comprises the following elements:

- The expected return arising from the unwinding of the discount applied to the expected cash flows at the beginning of the year;
- Experience variances caused by the differences between the actual experience during the year and the expected experience;
- The effects of changes in assumptions, other than economic assumptions, and other items; and
- Customer remediation provisions (see d).

Development costs. This represents investments in strategic developments primarily relating to Sandler products, depolarisation and e-commerce.

Investment earnings. This represents the expected investment return on both the net tangible assets and the value of the shareholder's interest in the long-term business account, based upon the economic assumptions made at the beginning of the year.

Operating profit is adjusted by the following items to arrive at income from long-term assurance business:

Investment variance: this represents (a) the difference between the actual investment return in the year on investments backing shareholder funds and the expected return based upon the economic assumptions made at the beginning of the year; (b) the effect of these fluctuations on the value of in-force business; and (c) other effects of changes in extraneous economic circumstances beyond the control of management.

Changes in economic assumptions: this represents the effect of changes in the economic assumptions referred to in f.

30 Long-term assurance business (continued)

Income from long-term assurance business is set out below:

	2003 £m	2002* £m	2001* £m
New business income	**477**	413	374
Life and pensions distribution costs	**(327)**	(277)	(247)
New business contribution	**150**	136	127
Existing business:			
– Expected return	**264**	312	348
– Experience variances	**(16)**	(1)	37
– Assumption changes and other items	**(75)**	78	95
– Customer remediation provisions (see d)	**(100)**	(205)	(70)
	73	184	410
Development costs	**(13)**	–	–
Investment earnings	**153**	214	247
Operating profit	**363**	534	784
Investment variance	**112**	(883)	(814)
Changes in economic assumptions (see f)	**(22)**	55	–
Income from long-term assurance business before tax	**453**	(294)	(30)
Attributed tax	**(157)**	44	(11)
Income from long-term assurance business after tax	**296**	(250)	(41)

* restated (see note 1)

d Customer remediation provisions

Redress to past purchasers of pension policies

Following an industry wide investigation in the 1990's it was concluded that a large number of customers who had purchased personal pension products had been poorly advised by insurance companies and intermediaries; an action plan was established requiring the UK pensions industry to review all cases of possible misselling and, where appropriate, pay compensation. As the review of pension cases in the Group has progressed, provisions have been established for the estimated cost of compensation.

Movements in the provision over the last three years have been as follows:

	2003 £m	2002 £m	2001 £m
At 1 January	**37**	203	352
Accrual of interest on the provision	**2**	17	20
Charge for the year	**44**	40	70
Compensation paid	**(58)**	(223)	(238)
Guarantees*	**–**	–	(1)
At 31 December	**25**	37	203

* In some cases, rather than pay cash compensation directly into the customer's personal pension plan, the Group has guaranteed to 'top-up' the customer's pension income, on retirement, to the level that they would have received under the relevant occupational scheme.

A review of the adequacy of the provision has been carried out at each year end and greater experience has lead to the refinement of the underlying assumptions about the number of cases requiring compensation and the estimated cost per case. The size of the provision has also been affected by periodic revisions to the actuarial guidelines issued by the FSA for the calculation of redress payments and lower stock market values which have resulted in an increase in the cost of restitution into company pension schemes as personal pension fund values and the trustees' expectations of future returns reduce. These factors have lead to additional provisions being made of £70 million in 2001, £40 million in 2002 and £44 million in 2003.

The review is now nearing completion and management do not expect any further material changes in the provisioning requirement. However, the cases that are still to be settled are generally large and complex and there is therefore a risk that the assumptions made in determining the provision may prove to be inaccurate.

30 Long-term assurance business (continued)

Mortgage endowments and other savings products

During 2002, a review was carried out in conjunction with the FSA into sales of mortgage endowment and other long-term savings products made by the Abbey Life sales force between 1988 and its disposal by the Lloyds TSB Group in February 2000. As a result of this review, in December 2002 the FSA fined Abbey Life £1 million for mortgage endowment misselling and other deficiencies in its compliance procedures and controls. A provision of £165 million was established, in the year ended 31 December 2002, for the cost of compensation due to customers based upon assumptions as to the number of cases requiring redress and the estimated average cost; this provision was increased by £22 million in 2003 as greater experience has enabled management to refine the underlying assumptions. In addition, there has been an increase in complaints in respect of products sold by the Abbey Life sales force prior to 1988; a provision of £34 million has been established in 2003 to cover the estimated cost of redress.

Movements in the provision over the last three years have been as follows:

	2003 £m	2002 £m	2001 £m
At 1 January	**165**	–	–
Accrual of interest on the provision	**5**	–	–
Charge for the year	**56**	165	–
Compensation paid	**(77)**	–	–
At 31 December	**149**	165	–

Details of the provisions held in respect of the estimated cost of making redress payments to customers in respect of past product sales by the Group's banking operations are given in note 38.

e With-profits options and guarantees

In common with other organisations in the life assurance industry, prior to its demutualisation Scottish Widows wrote policies which contained potentially valuable options and guarantees, including guaranteed annuity option policies. Under the terms of the transfer of the Scottish Widows business, a separate memorandum account was created within the with-profits fund called the Additional Account which is available, inter alia, to meet any additional costs of providing guaranteed benefits on transferred policies; the Additional Account had a value at 31 December 2003 of £1.4 billion (2002: £1.5 billion). To the extent that the Additional Account is insufficient to provide these benefits any shortfall would be met by the Lloyds TSB Group.

Since demutualisation in 2000, Scottish Widows continued to write policies containing similar features, although the volume of products written has since reduced and is now not significant. The Additional Account is not available to meet any additional cost of providing the benefits on these policies which would, to a large extent, have to be met by the Lloyds TSB Group.

The eventual cost of providing benefits on the policies written both pre and post demutualisation is dependent upon a large number of variables, including in particular:

- future interest rate and equity market trends;
- demographic factors, such as future persistency and mortality; and
- the proportion of policyholders who seek to exercise their options.

The ultimate cost, and any impact upon the Lloyds TSB Group, will not be known for many years. However, Scottish Widows has been developing an actuarial model to assist in the management of the with-profits fund and to meet regulatory requirements. The model allows management to estimate the effects of different economic scenarios upon the financial position of the fund and consider the implications of different management actions. Preliminary output from this model indicates that the possible cost of providing benefits on policies containing features such as options and guarantees varies widely and, depending on the economic scenario encountered, could result in the Lloyds TSB Group incurring a liability. Based on the information available at present, having considered the range of possible outcomes, and after making allowance for the effect of proposed future management actions, the Lloyds TSB Group currently considers that no provision is necessary. However, the model is subject to ongoing development and the position will be kept under review.

f Assumptions

In accordance with the Association of British Insurers' detailed guidance for the preparation of figures using the achieved profits method of accounting, the Group has reviewed the economic assumptions used in the embedded value calculations. The guidance requires that the assumptions should be reviewed at each reporting date.

The principal economic assumptions have been revised at 31 December 2003 as follows:

	2003 %	2002 %
Risk-adjusted discount rate (net of tax)	**7.60**	7.35
Return on equities (gross of tax)	**7.45**	7.10
Return on fixed interest securities (gross of tax)	**4.85**	4.50
Expenses inflation	**3.80**	3.30

The revised assumptions have resulted in a net charge to the profit and loss account of £22 million.

30 Long-term assurance business (continued)

Other assumptions used to derive the embedded value are as follows:

- Assumed rates of mortality and morbidity are taken from published tables adjusted for demographic differences. Assumptions in respect of lapse rates reflect the recent actual experience of the companies concerned.
- Current tax legislation and rates have been assumed to continue unaltered, except where future changes have been announced. The UK corporation tax rate used for grossing up was 30 per cent (2002: 30 per cent; 2001: 30 per cent). The normalised investment earnings have been grossed up at a composite longer term tax rate of 17 per cent (2002: 17 per cent; 2001: 17 per cent).
- The value of the in-force business does not allow for future premiums under recurring single premium business or non-contractual increments, which are included in new business when the premium is received. Department of Social Security rebates have been treated as recurring single premiums.
- Future bonus rates on with-profits business are set at levels which would fully utilise the assets supporting the with-profits business. The proportion of profits derived from with-profits business allocated to the shareholder has been assumed to continue at the current rate of one-ninth of the cost of the eligible bonus, in accordance with the terms of the transfer of the Scottish Widows business.

g Sensitivities

The table below shows the effect on both the embedded value at 31 December 2003 and the new business contribution for the year then ended of theoretical changes in the main economic assumptions.

	Embedded value £m	New business income £m
As published	**6,481**	**477**
Effect of a 1% increase in the discount rate	**(190)**	**(33)**
Effect of a 1% reduction in the discount rate	**199**	**31**
Effect of a 1% reduction in the return on equities	**(80)**	**(18)**

h Balance sheet

The long-term assurance assets attributable to policyholders comprise:

	2003 £m	2002* £m
Investments	**52,082**	47,136
Premises and equipment	**40**	45
Other assets	**1,680**	1,468
	53,802	48,649
Net tangible assets of life companies including surplus	**(3,602)**	(3,309)
	50,200	45,340
Investments shown above comprise:		
Fixed interest securities	**15,947**	14,779
Stocks, shares and unit trusts	**27,590**	24,128
Investment properties	**3,540**	3,623
Other properties	**121**	121
Mortgages and loans	**65**	53
Deposits	**4,819**	4,432
	52,082	47,136
The liabilities to policyholders comprise:		
Technical provisions:		
– Long-term business provision (net of reinsurance)	**23,730**	23,217
– Claims outstanding (net of reinsurance)	**238**	225
Technical provisions for linked liabilities	**25,023**	20,996
Fund for future appropriations	**346**	12
Other liabilities	**863**	890
	50,200	45,340

* restated (see note 1)

For the purposes of consolidating the long-term assurance policyholder assets and liabilities into the Group's balance sheet a deduction has been made of £122 million (2002: £122 million) for own shares held within the with-profit funds.

30 Long-term assurance business (continued)

i Disclosures on a modified statutory solvency basis

The individual statutory accounts of the Group's life assurance subsidiaries are prepared under the modified statutory solvency basis, in the same way as the statutory accounts of listed insurance groups in the UK. The principal difference between the modified statutory solvency basis and the embedded value basis used for the preparation of the Group's accounts is that accounts prepared under the modified statutory solvency basis do not reflect the value of in-force business.

Under the modified statutory solvency basis, the results of the Group's long-term life and pensions businesses were as follows:

	2003 £m	2002* £m	2001* £m
Premiums	**5,139**	5,524	4,854
Investment income	**2,073**	1,942	1,832
Unrealised gains on investments	**4,833**	–	–
Other income	**6**	33	93
	12,051	7,499	6,779
Claims	**(4,433)**	(5,031)	(4,957)
Change in technical provisions	**(4,540)**	3,877	2,759
Expenses	**(689)**	(720)	(625)
Realised losses on investments	**(1,679)**	(1,790)	(1,031)
Unrealised losses on investments	**(22)**	(4,353)	(4,432)
Other charges	**(4)**	(3)	(8)
Tax attributable to long-term business	**(41)**	200	280
Transfer (to) from the fund for future appropriations	**(414)**	(84)	1,249
Balance on the technical account – long-term business	**229**	(405)	14
Tax attributable to balance on the technical account – long-term business	**112**	(190)	(103)
Income in shareholder fund	**34**	35	38
Expenses in shareholder fund	**–**	(1)	–
Profit (loss) on ordinary activities before tax	**375**	(561)	(51)
Tax on profit (loss) on ordinary activities	**(125)**	177	94
Profit (loss) for the financial year	**250**	(384)	43

* restated (see note 1)

Income from long-term assurance business after tax reconciles to the loss calculated on a modified statutory solvency basis as follows:

	2003 £m	2002* £m	2001* £m
Income from long-term assurance business attributable to the shareholder after tax	**296**	(250)	(41)
(Increase) decrease in value-in-force taken to profit	**(2)**	(166)	111
	294	(416)	70
Other differences:			
Movement in deferred acquisition costs	**66**	45	(79)
Tax adjustment	**(60)**	55	150
Other	**(50)**	(68)	(98)
Profit (loss) for the financial year:			
Modified statutory solvency basis	**250**	(384)	43

* restated (see note 1)

30 Long-term assurance business (continued)

A summarised balance sheet on a modified statutory solvency basis was as follows:

	2003 £m	2002* £m
Assets		
Investments	**27,468**	26,540
Assets held to cover linked liabilities	**25,023**	20,996
Other assets	**2,018**	1,718
Total assets	**54,509**	49,254
Liabilities		
Shareholder's funds	**4,234**	3,914
Fund for future appropriations	**346**	12
Long-term business provision†	**23,730**	23,217
Technical provision for linked liabilities†	**25,023**	20,996
Other creditors	**1,176**	1,115
Total liabilities	**54,509**	49,254

* restated (see note 1)

† Net of reinsurers' share of technical provisions

The value of long-term business attributable to the shareholder on an embedded value basis reconciles to the net assets of the Group's life and pensions subsidiaries calculated on a modified statutory solvency basis as follows:

	2003 £m	2002* £m
Long-term assurance business attributable to the shareholder – embedded value basis	**6,481**	6,213
Value of in-force business	**(2,879)**	(2,904)
	3,602	3,309
Other differences:		
Deferred acquisition costs	**496**	430
Tax adjustment	**145**	205
Other adjustments	**(9)**	(30)
Net tangible assets of life operations:		
Modified statutory solvency basis	**4,234**	3,914

* restated (see note 1)

31 Assets and liabilities denominated in foreign currencies

	2003 £m	2002* £m
Assets:		
Denominated in sterling	**153,775**	142,586
Denominated in other currencies	**48,159**	64,757
	201,934	207,343
Liabilities:		
Denominated in sterling	**153,769**	142,566
Denominated in other currencies	**48,165**	64,777
	201,934	207,343

* restated (see note 1)

Assets and liabilities exclude long-term assurance assets attributable to policyholders and liabilities to policyholders.

32 Deposits by banks

	2003 £m	2002 £m
Repayable on demand	**7,455**	8,500
Other deposits by banks with agreed maturity dates or periods of notice by residual maturity repayable:		
3 months or less	**15,002**	14,692
1 year or less but over 3 months	**1,197**	1,634
5 years or less but over 1 year	**69**	487
Over 5 years	**232**	130
	23,955	25,443

The breakdown of deposits by banks between the domestic and international offices of the Group is set out below:

	2003 £m	2002 £m
Domestic:		
Non-interest bearing	**144**	166
Interest bearing	**18,715**	19,411
	18,859	19,577
International:		
Non-interest bearing	**61**	82
Interest bearing	**5,035**	5,784
	5,096	5,866
	23,955	25,443

33 Customer accounts

	2003 £m	2002 £m
Repayable on demand	**90,539**	87,918
Other customer accounts with agreed maturity dates or periods of notice by residual maturity repayable:		
3 months or less	**17,316**	19,047
1 year or less but over 3 months	**1,846**	3,099
5 years or less but over 1 year	**5,431**	4,140
Over 5 years	**1,364**	2,130
	116,496	116,334

The breakdown of customer accounts between the domestic and international offices of the Group is set out below:

	2003 £m	2002 £m
Domestic:		
Non-interest bearing	**3,328**	2,381
Interest bearing	**109,384**	103,870
	112,712	106,251
International:		
Non-interest bearing	**358**	759
Interest bearing	**3,426**	9,324
	3,784	10,083
	116,496	116,334

34 Debt securities in issue	2003 £m	2002 £m
Bonds and medium-term notes by residual maturity repayable:		
1 year or less	**711**	437
2 years or less but over 1 year	**81**	443
5 years or less but over 2 years	**1,099**	746
Over 5 years	**3,623**	1,659
	5,514	3,285
Other debt securities by residual maturity repayable:		
3 months or less	**17,942**	19,525
1 year or less but over 3 months	**2,015**	7,174
5 years or less but over 1 year	**283**	30
Over 5 years	**168**	241
	20,408	26,970
	25,922	30,255

Debt securities in issue include certificates of deposit of £16,415 million (2002: £21,246 million) and commercial paper of £3,625 million (2002: £3,109 million). An amount of £5,184 million (2002: £2,364 million) relating to debt securities issued under the Group's Euro Medium Term Note programme is included in these figures.

35 Other liabilities	2003 £m	2002* £m
Balances arising from derivatives used for trading purposes (note 47a)	**3,499**	4,462
Balances arising from derivatives used for hedging purposes	**503**	611
Current tax	**503**	528
Dividends	**1,314**	1,311
Settlement balances	**40**	49
Other liabilities	**1,148**	1,323
	7,007	8,284

* restated (see note 1)

36 Accruals and deferred income	2003 £m	2002 £m
Interest payable	**1,216**	1,385
Other creditors and accruals	**1,990**	2,274
	3,206	3,659

37 Deferred tax	2003 £m	2002* £m
Short-term timing differences	**(229)**	(357)
Accelerated depreciation allowances	**1,605**	1,670
	1,376	1,313

* restated (see note 1)

	£m
At 1 January 2003 – as previously reported	**1,317**
Prior year adjustment (note 1)	**(4)**
At 1 January 2003 – restated	**1,313**
Exchange and other adjustments	**64**
Adjustments on acquisitions and disposals	**(120)**
Tax provided	**119**
At 31 December 2003	**1,376**

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in the future has been entered into. Deferred tax balances have not been discounted.

The deferred tax balance at 31 December 2003 does not include any amounts in respect of the Group's post-retirement benefit liability which is shown on the balance sheet after deduction of a deferred tax asset of £916 million (2002: £854 million) (note 45).

38 Other provisions for liabilities and charges	Customer remediation provisions £m	Insurance provisions £m	Vacant leasehold property and other £m	Total £m
At 1 January 2003	**16**	**225**	**120**	**361**
Exchange and other adjustments	**–**	**(11)**	**–**	**(11)**
Adjustments on disposal	**–**	**–**	**(3)**	**(3)**
Provisions applied	**(119)**	**(231)**	**(46)**	**(396)**
Charge for the year	**200**	**236**	**15**	**451**
At 31 December 2003	**97**	**219**	**86**	**402**

Customer remediation provisions

The Group establishes provisions for the estimated cost of making redress payments to customers in respect of past product sales, in those cases where the original sales processes are found to have been deficient. During the year the Group has provided a further £200 million in this respect, of which £65 million relates to past sales of mortgage endowment policies and £135 million to long-term savings products.

Mortgage endowments were sold to customers through the branch network of Lloyds TSB Bank, Lloyds TSB Scotland and Cheltenham & Gloucester, and underwritten by life assurance companies within Lloyds TSB Group and also by third parties. The principal assumptions underlying the provision relate to the number of cases requiring redress and the estimated average cost per case. It is expected that the majority of the expenditure will be incurred over the next two years. Whilst the current provision has been calculated based on recent actual experience, uncertainty remains as to the ultimate cost and timing of the payments, which will be influenced by external factors beyond the control of management, such as regulatory actions and the performance of financial markets.

The provision in respect of long-term savings predominantly relates to redress payments in respect of the Extra Income and Growth Plan ('EIGP') product. During the year the Group has completed an investigation, in conjunction with the FSA, into sales of this product made in 2000 and 2001 and as a result has agreed to pay compensation to those customers who invested in the EIGP when it was not appropriate. The provision reflects the costs of this investigation, the estimated cost of redress payments to customers who qualify for compensation calculated using the criteria agreed with the FSA, and the incremental costs expected to be incurred processing the payments to customers. The compensation exercise is in progress and is expected to be completed during 2004.

38 Other provisions for liabilities and charges (continued)

Insurance provisions

The Group's general insurance subsidiary maintains provisions for outstanding claims which represent the ultimate cost of settling all claims arising from events which have occurred up to the balance sheet date and these include provisions for the cost of claims notified but not settled and for claims incurred but not yet reported. In addition, in line with the requirements of the Insurance Companies (Reserves) Act 1995, claims equalisation provisions are maintained in relation to property, credit and suretyship business. The majority of provisions in respect of claims will be settled in the following year, although new provisions will then be required in respect of claims arising from that year. The level of the claims equalisation provision will be adjusted annually, taking into account the guidelines contained in the legislation, and such provisions will be held for as long as the Group continues to write the relevant types of general insurance business.

The Group also carries provisions in respect of its obligations relating to UIC Insurance Company Limited ('UIC'), which is partly owned by the Group. The Group has indemnified a third party against losses in the event that UIC does not honour its obligations under a re-insurance contract, which is subject to asbestosis and pollution claims in the US. The ultimate exposure to claims in respect of the insurance business of UIC is uncertain. Accordingly, the provision has been based upon an actuarial estimate of prospective claims, taking account of re-insurance arrangements protecting UIC and UIC's available assets. Given the long-term nature of many of the claims to which UIC is exposed, it is expected to be many years before the Group's ultimate liability can be assessed with certainty.

Vacant leasehold property and other

Vacant leasehold property provisions are made by reference to a prudent estimate of expected sub-let income and the possibility of disposing of the Group's interest in the lease, taking into account conditions in the property market. These provisions are reassessed on an annual basis and will normally run off over the remaining life of the leases concerned, currently averaging five years; where a property is disposed of earlier than anticipated, any remaining balance in the provision relating to that property is released.

39 Subordinated liabilities

	Notes	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Undated loan capital		**5,959**	5,496	**497**	497
Dated loan capital		**4,495**	4,672	**859**	873
Total subordinated liabilities		**10,454**	10,168	**1,356**	1,370
Undated loan capital*					
Primary Capital Undated Floating Rate Notes:	a				
Series 1 (US$750 million)		**419**	466	**–**	–
Series 2 (US$500 million)		**279**	311	**–**	–
Series 3 (US$600 million)		**335**	373	**–**	–
11³/₄% Perpetual Subordinated Bonds		**100**	100	**–**	–
6.625% Perpetual Capital Securities (€750 million)	b	**523**	482	**–**	–
6.90% Perpetual Capital Securities callable 2007 (US$1,000 million)	c	**550**	610	**–**	–
5⁵/₈% Undated Subordinated Step-up Notes callable 2009 (€1,250 million)	g	**874**	807	**–**	–
Undated Step-up Floating Rate Notes callable 2009 (€150 million)	a	**105**	97	**–**	–
6⁵/₈% Undated Subordinated Step-up Notes callable 2010	f	**407**	406	**–**	–
6.35% Step-up Perpetual Capital Securities callable 2013 (€500 million)	d, g	**349**	322	**–**	–
5.57% Undated Subordinated Step-up Coupon Notes callable 2015 (¥20,000 million)	h	**104**	104	**–**	–
5.125% Undated Subordinated Step-up Notes callable 2016	j	**496**	–	**–**	–
6¹/₂% Undated Subordinated Step-up Notes callable 2019	f	**267**	267	**–**	–
8% Undated Subordinated Step-up Notes callable 2023	f	**199**	199	**–**	–
6¹/₂% Undated Subordinated Step-up Notes callable 2029	f	**455**	455	**–**	–
6% Undated Subordinated Step-up Guaranteed Bonds callable 2032	f	**497**	497	**497**	497
		5,959	5,496	**497**	497
Dated loan capital					
Eurocurrency Zero Coupon Bonds 2003 (¥3,045 million)		**–**	14	**–**	14
Subordinated Fixed Rate Bonds 2003 (NZ$151 million)		**–**	48	**–**	–
Subordinated Floating Rate Notes 2004	a	**5**	10	**–**	–
7³/₈% Subordinated Bonds 2004		**400**	400	**–**	–
Subordinated Floating Rate Notes 2004	a, i	**100**	100	**–**	–
8¹/₂% Subordinated Bonds 2006		**249**	249	**249**	249
7³/₄% Subordinated Bonds 2007		**299**	299	**–**	–
5¹/₄% Subordinated Notes 2008 (DM 750 million)		**269**	249	**–**	–
10⁵/₈% Guaranteed Subordinated Loan Stock 2008	e	**100**	100	**–**	–
9¹/₂% Subordinated Bonds 2009		**100**	99	**–**	–
Subordinated Step-up Floating Rate Notes 2009 callable 2004 (US$500 million)	a	**279**	310	**–**	–
Subordinated Fixed Rate Bonds 2010 (NZ$100 million)		**–**	33	**–**	–
6¹/₄% Subordinated Notes 2010 (€400 million)		**281**	259	**–**	–
Subordinated Floating Rate Notes 2010 (US$400 million)	a	**223**	248	**–**	–
12% Guaranteed Subordinated Bonds 2011	e	**100**	100	**–**	–
9¹/₈% Subordinated Bonds 2011		**149**	149	**149**	149
4³/₄% Subordinated Notes 2011 (€850 million)		**578**	532	**–**	–
Subordinated Fixed Rate Bonds 2011 (NZ $100 million)		**–**	33	**–**	–
Subordinated Fixed Rate Bonds 2012 (NZ $125 million)		**–**	41	**–**	–
Subordinated Fixed Rate Bonds 2012 (NZ $125 million)		**–**	41	**–**	–
5⁷/₈% Subordinated Guaranteed Bonds 2014 (€750 million)		**461**	461	**461**	461
5⁷/₈% Subordinated Notes 2014		**148**	148	**–**	–
6⁷/₈% Subordinated Notes 2015		**345**	344	**–**	–
Subordinated Floating Rate Notes 2020 (€100 million)	a	**70**	65	**–**	–
9⁵/₈% Subordinated Bonds 2023		**339**	340	**–**	–
		4,495	4,672	**859**	873

These liabilities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer.

* In certain circumstances, these notes and bonds would acquire the characteristics of preference share capital.

39 Subordinated liabilities (continued)

a) These notes bear interest at rates fixed periodically in advance based on London Interbank rates.

b) In certain circumstances the interest payments on these securities can be deferred although in this case neither Lloyds TSB Bank plc nor Lloyds TSB Group plc can declare or pay a dividend until any deferred payments have been made. In the event of a winding up of Lloyds TSB Bank plc, these securities will acquire the characteristics of preference shares. The securities can be redeemed at par at the option of Lloyds TSB Bank plc on or after 25 October 2006.

c) In certain circumstances the interest payments on these securities can be deferred although in this case neither Lloyds TSB Bank plc nor Lloyds TSB Group plc can declare or pay a dividend until payments are resumed. Any deferred payments will be made good on redemption of the securities. In the event of a winding up of Lloyds TSB Bank plc, these securities will acquire the characteristics of preference shares. The securities can be redeemed at par at the option of Lloyds TSB Bank plc on or after 22 November 2007.

d) In certain circumstances the interest payments on these securities can be deferred although in this case neither Lloyds TSB Bank plc nor Lloyds TSB Group plc can declare or pay a dividend until any deferred payments have been made. In the event of a winding up of Lloyds TSB Bank plc, these securities will acquire the characteristics of preference shares. The securities can be redeemed at par at the option of Lloyds TSB Bank plc on or after 25 February 2013.

e) Issued by a group undertaking under the Company's subordinated guarantee.

f) At the callable date the coupon on these Notes will be reset by reference to the applicable five year benchmark gilt rate.

g) In the event that these Notes are not redeemed at the callable date, the coupon will be reset to a floating rate.

h) In the event that these Notes are not redeemed at the callable date, the coupon will be reset to a fixed margin over the then 5 year Yen swap rate.

i) Exchangeable at the election of the Group for further subordinated floating rate notes.

j) Issued during 2003 primarily to finance the general business of the Group.

Dated subordinated liabilities are repayable as follows:

	Group 2003 £m	Group 2002 £m	**Company 2003 £m**	Company 2002 £m
1 year or less	**505**	67	–	14
2 years or less but over 1 year	–	505	–	–
5 years or less but over 2 years	**917**	548	**249**	249
Over 5 years	**3,073**	3,552	**610**	610
	4,495	4,672	**859**	873

40 Non-equity minority interests

Non-equity minority interests comprise:

	2003 £m	2002 £m
Euro Step-up Non-Voting Non-Cumulative Preferred Securities callable 2012 (€430 million)*	**301**	278
Sterling Step-up Non-Voting Non-Cumulative Preferred Securities callable 2015**	**248**	248
Capital instruments	**549**	526
European Financial Institution Investments Partnership†	**100**	123
LM ABS Investment Partnership‡	**34**	45
	683	694

* These securities constitute limited partnership interests in Lloyds TSB Capital 1 L.P., a Jersey limited partnership in which Lloyds TSB (General Partner) Limited, a wholly owned subsidiary, is the general partner. Non-cumulative income distributions accrue at a fixed rate of 7.375 per cent per annum up to 7 February 2012; thereafter they will accrue at a rate of 2.33 per cent above EURIBOR, to be set annually.

** These securities constitute limited partnership interests in Lloyds TSB Capital 2 L.P., a Jersey limited partnership in which Lloyds TSB (General Partner) Limited, a wholly owned subsidiary, is the general partner. Non-cumulative income distributions accrue at a fixed rate of 7.834 per cent per annum up to 7 February 2015; thereafter they will accrue at a rate of 3.50 per cent above a rate based on the yield of specified UK government stock.

Both of the above issues were made under the limited subordinated guarantee of Lloyds TSB Bank plc. In certain circumstances these preferred securities will be mandatorily exchanged for preference shares in Lloyds TSB Group plc. Lloyds TSB Group plc has entered into an agreement whereby dividends may only be paid on its ordinary shares if sufficient distributable profits are available for distributions due in the financial year on these preferred securities.

† These securities constitute interests in European Financial Institution Investments Partnership, an English law general partnership in which the principal partner is Langbourn Holdings Limited, a wholly owned subsidiary of the Group. The minority interests are entitled to 90 per cent of the partnership's profits. In the event of a winding-up, at least 90 per cent of the capital of the partnership would be returned to Langbourn Holdings Limited.

‡ These securities constitute interests in LM ABS Investment Partnership, an English law general partnership in which the principal partner is Lime Street (Funding) Limited, a wholly owned subsidiary of the Group. The minority interests are entitled to 95 per cent of the partnership's profits. In the event of a winding-up, at least 85 per cent of the capital of the partnership would be returned to Lime Street (Funding) Limited.

41 Called-up share capital	2003	2002	2001
Authorised:			
Sterling	**£m**	£m	£m
6,911 million Ordinary shares of 25p each	**1,728**	1,728	1,728
79 million Limited voting ordinary shares of 25p each	**20**	20	20
175 million Preference shares of 25p each	**44**	44	44
	1,792	1,792	1,792
US dollars	**US$m**	US$m	US$m
160 million Preference shares of US25 cents each	**40**	40	40
Euro	**€m**	€m	€m
160 million Preference shares of €25 cents each	**40**	40	40
Japanese yen	**¥m**	¥m	¥m
50 million Preference shares of ¥25 each	**1,250**	1,250	1,250

	2003 £m	2002 £m	2001 £m
Issued and fully paid:			
Ordinary shares of 25p each			
At 1 January	**1,396**	1,391	1,376
Issued to the QUEST (note 43) (6 million shares; 2002: 18 million shares; 2001: 47 million shares)	**1**	5	12
Issued under employee share schemes (5 million shares; 2002: 1 million shares; 2001: 10 million shares)	**1**	–	3
At 31 December	**1,398**	1,396	1,391
Limited voting ordinary shares of 25p each			
At 1 January and 31 December	**20**	20	20
	1,418	1,416	1,411
Number of shares in issue (millions):			
Ordinary shares of 25p each	**5,594**	5,583	5,564
Limited voting ordinary shares of 25p each	**79**	79	79

The limited voting ordinary shares are held by the Lloyds TSB Foundations. These shares carry no rights to dividends but rank pari passu with the ordinary shares in respect of other distributions and in the event of winding up. These shares do not have any right to vote at general meetings other than on resolutions concerning acquisitions or disposals of such importance that they require shareholder consent, or for the winding up of the Company, or for a variation in the class rights of the limited voting ordinary shares.

Lloyds TSB Group plc has entered into deeds of covenant with the Lloyds TSB Foundations, under the terms of which the Company makes annual donations to the foundations equal, in total, to 1 per cent of the Group's pre-tax profits (after certain adjustments) averaged over three years. The deeds of covenant can be cancelled by the Company at nine years' notice.

At 31 December 2003, options to acquire 158 million Lloyds TSB Group ordinary shares of 25p each were outstanding under the executive share option schemes, the share retention plan, the Lloyds TSB Group plc share plan 2003, and the staff sharesave share option schemes exercisable up to 2013. These include the options, described on page 86, to acquire 216,763 shares and 331,125 shares under the share retention plan and the Lloyds TSB Group plc share plan 2003 respectively; otherwise the options are exercisable at prices ranging from 202p to 888p per share.

42 Reserves

	2003 £m	2002 £m	2001 £m
Share premium account (the Group and the Company):			
At 1 January	**1,093**	959	595
Premium arising on issue of shares	**43**	134	364
At 31 December	**1,136**	1,093	959
Merger reserve (the Group):			
At 1 January and 31 December	**343**	343	343
Profit and loss account (the Group):			
At 1 January – as previously reported	**5,091**	7,613	9,567
Prior year adjustment (note 1)	**–**	–	(24)
At 1 January – restated	**5,091**	7,613	9,543
Exchange and other adjustments	**118**	(3)	(86)
Actuarial losses recognised in post-retirement benefit schemes (note 45)	**(4)**	(2,331)	(2,010)
Movements in relation to own shares (note 43)	**(2)**	(70)	(195)
Goodwill written back on sale of businesses	**181**	–	–
Profit (loss) for the year	**1,343**	(118)	361
At 31 December	**6,727**	5,091	7,613
Revaluation reserve (the Company):			
At 1 January	**3,025**		
Increase in net tangible assets of subsidiary undertakings	**1,662**		
At 31 December	**4,687**		
Profit and loss account (the Company):			
At 1 January – as previously reported	**2,438**		
Prior year adjustment (note 1)	**(18)**		
At 1 January – restated	**2,420**		
Movements in relation to own shares (note 43)	**(6)**		
Loss for the year	**(31)**		
At 31 December	**2,383**		

The profit and loss account reserves of the Group at 31 December 2003 include £1,258 million (2002: £1,310 million; 2001: £1,222 million) not presently available for distribution representing the Group's share of the value of long-term assurance business in force and the surplus retained within the long-term assurance funds. The Group's profit and loss account reserves at 31 December 2002 are stated after including a deficit of £2,139 million relating to the Group's post-retirement defined benefit schemes (2002: deficit of £2,077 million; 2001: surplus of £281 million) and after deducting £39 million (2002: £43 million; 2001: £50 million) in respect of own shares held (see note 43).

The cumulative amount of premiums on acquisitions written off against Group reserves during previous years amounts to £2,090 million (2002: £2,271 million; 2001: £2,271 million) of which £1,662 million (2002: £1,823 million; 2001: £1,817 million) was within the last 10 years.

The accumulated foreign exchange translation adjustment as at 31 December 2003 reduced Group reserves by £144 million (2002: £262 million; 2001: £259 million).

43 Own shares

The amounts deducted from profit and loss account reserves in respect of own shares, which are held at cost, are comprised as follows:

	2003 £m	2002 £m	2001 £m
Own shares held in relation to employee shares schemes*	**22**	26	33
Own shares – the Company	**22**	26	33
Lloyds TSB Group interest in shares held by the long-term assurance funds†	**17**	17	17
Own shares – the Group	**39**	43	50

* Lloyds TSB Group plc sponsors the Lloyds TSB Group Employee Share Ownership Trust, a discretionary trust for the benefit of employees and former employees of the Lloyds TSB Group. The Company has lent £21 million to the trustees, interest free, to enable them to purchase Lloyds TSB Group plc ordinary shares, which are used to satisfy options granted by the Company or to meet commitments arising under other employee share schemes. Under the terms of the trust, the trustees have waived all but a nominal dividend on the shares they hold. At 31 December 2003, 2 million shares were held by the trustees with a cost of £12 million and a market value of £7 million (2002: 2 million shares with a cost of £13 million and a market value of £7 million; 2001: 2 million shares with a cost of £15 million and a market value of £15 million).

The Group has also established the Lloyds TSB Qualifying Employee Share Ownership Trust ('the QUEST') for the purpose of providing shares on the exercise of options under certain of the Group's Save As You Earn (SAYE) share option schemes. During 2003, Lloyds TSB Group plc made no contributions (2002: £66 million; 2001: £200 million) to the QUEST, and the trustees subscribed for 6 million (2002: 18 million; 2001: 47 million) shares in the Company for a consideration of £26 million (2002: £136 million; 2001: £316 million). At 31 December 2003, 0.2 million shares were held by the QUEST with a cost of £1 million (2002: 1.7 million shares with a cost of £13 million; 2001: 2.4 million shares with a cost of £18 million). Under the terms of the QUEST's trust deed, the trustees have waived all but a nominal dividend on the shares they hold.

In 2001 the Group established the Lloyds TSB Group Shareplan ('Shareplan') for the purpose of providing an enhanced remuneration package for employees. The shares are used to provide free shares awarded to employees for no consideration, as a percentage of salaries by reference to the profits of the Group; together with partnership shares which are acquired by employees via monthly contributions; and matching shares, which are additional shares awarded for no consideration to employees acquiring partnership shares. Shareplan became active during 2003. At 31 December 2003, 2 million shares were held (but not allocated to individual employees) by the Shareplan trustees at their cost to the Group of £9 million. The trustees have waived all but a nominal dividend on the shares they hold.

In addition, a further 0.4 million ordinary shares were held by Lloyds TSB Group Holdings (Jersey) Limited at 31 December 2003 (2002: 0.4 million; 2001: 0.5 million). These shares, on which the dividend entitlement has been waived, were gifted to the Group some years ago at nil cost and are used to satisfy outstanding options or to meet commitments arising under other employee share schemes. These shares have a market value of £2 million (2002: £2 million; 2001: £4 million).

† The long-term assurance funds of Scottish Widows hold 31 million shares (2002: 31 million; 2001: 31 million) in Lloyds TSB Group plc which were bought prior to the acquisition of Scottish Widows by the Lloyds TSB Group. Due to the structure of these funds, the Lloyds TSB Group is effectively exposed to the risk and rewards of ownership of one tenth of these shares; the remaining nine tenths are held to meet liabilities to policyholders.

Movements in the amount deducted from reserves in respect of own shares have been as follows:

	2003 £m	2002 £m	2001 £m
The Group			
At 1 January	**43**	50	47
Purchases of, and subscriptions for, shares	**74**	185	374
Use of shares on exercise of employee options and for other employee share plans	**(78)**	(192)	(371)
At 31 December	**39**	43	50
The Company			
At 1 January	**26**	33	30
Purchases of, and subscriptions for, shares	**74**	185	374
Use of shares on exercise of employee options and for other employee share plans	**(78)**	(192)	(371)
At 31 December	**22**	26	33

The charge to the Group's profit and loss account reserves represents the loss on transactions in own shares of £10 million (2002: £65 million; 2001: £183 million) less the net reduction in the cost of own shares of £4 million (2002: a reduction of £7 million; 2001: an increase of £3 million) and an increase in the accrual in respect of free shares to be awarded in respect of Shareplan of £4 million (2002: decrease of £12 million; 2001: decrease of £9 million).

The charge to the Company's profit and loss account reserves represents the loss on transactions in own shares of £10 million less the net reduction in the cost of own shares of £4 million.

44 Related party transactions

a Transactions, arrangements and agreements involving directors and others

At 31 December 2003, transactions, arrangements and agreements entered into by the Group's banking subsidiaries with directors and connected persons and with officers included:

	2003 Number of persons	2003 Total £000	2002 Number of persons	2002 Total £000
Loans and credit card transactions:				
Directors and connected persons	**6**	**3,199**	4	3,334
Officers	**30**	**5,355**	31	3,930

During the year one officer purchased a car from the Group for a consideration of £27,000 (2002: three officers, total consideration £37,000).

b Group undertakings

Details of the principal group undertakings are given in note 22. In accordance with FRS 8, transactions or balances with group entities that have been eliminated on consolidation are not reported.

c Joint ventures

Details of the Group's joint ventures are provided in note 21. Information relating to transactions entered into between Group undertakings and the joint ventures and details of outstanding balances at 31 December 2003 are also shown in note 21.

d Long-term assurance business

The Group enters into certain transactions with its long-term assurance businesses, which cannot be eliminated in the consolidated accounts because of the basis of accounting used for the Group's long-term assurance businesses. After taking into account legally enforceable netting agreements, at 31 December 2003 Group entities owed £1,995 million (2002: £1,372 million) and were owed £136 million (2002: £145 million); these amounts are included in customer accounts and loans and advances to customers respectively. Furthermore Scottish Widows plc has provided £30 million of subordinated loan capital to Scottish Widows Bank plc, which is included in other liabilities. In addition, fees of £107 million (2002: £76 million; 2001: £62 million) were received, and fees of £71 million (2002: £35 million; 2001: £28 million) were paid, in respect of asset management and other services.

Certain administrative properties used by Scottish Widows are owned by the long-term assurance funds. During 2003 Scottish Widows paid rent to the long-term assurance funds amounting to £5 million (2002: £5 million; 2001: £4 million). In addition, at 31 December 2003, the long-term assurance funds owned 31 million ordinary shares in the Company (2002: 31 million shares).

e Pension funds

Group entities provide a number of banking and other services to the Group's pension funds, which are conducted on similar terms to third party transactions. At 31 December 2003, the Group's pension funds had call deposits with Lloyds TSB Bank plc amounting to £16 million (2002: £89 million).

45 Pensions and other post-retirement benefits

The pension costs included in administrative expenses are comprised as follows:

	2003 £m	2002 £m	2001 £m
Defined contribution schemes	**33**	25	18
Defined benefit schemes	**320**	293	329
	353	318	347

The majority of the Group's employees are members of the defined benefit sections of Lloyds TSB Group Pension Schemes No's 1 and 2. During the years ended 31 December 2001 and 2002, the Group made no contributions to these schemes. During 2003, no contributions have been made to the Lloyds TSB Group Pension Scheme No. 2; however the Group has recommenced contributions to the Lloyds TSB Group Pension Scheme No. 1 at a rate of 31.7 per cent of pensionable salary, with effect from 1 July 2003. Since the defined benefit sections of these schemes are now closed to new members and the age profile of the active members is increasing, under the projected unit method, the current service cost will increase as the members of the schemes approach retirement.

The latest full valuations of the schemes were carried out as at 30 June 2002; these have been updated to 31 December 2003 by qualified independent actuaries. The last full valuations of other group schemes were carried out on a number of different dates; these have been updated to 31 December 2003 by qualified independent actuaries or, in the case of the Scottish Widows Retirement Benefits Scheme, by a qualified actuary employed by Scottish Widows.

The principal assumptions used in the scheme valuations were as follows:

	31 December 2003 %	31 December 2002 %	31 December 2001 %
Rate of inflation	**2.50**	2.30	2.50
Rate of salary increases	**4.04**	3.83	4.04
Rate of increase for pensions in payment and deferred pensions	**2.50**	2.30	2.50
Discount rate	**5.40**	5.60	6.00

45 Pensions and other post-retirement benefits (continued)

In addition, the Group operates a number of schemes which provide post-retirement healthcare benefits to certain employees, retired employees and their dependent relatives. The principal scheme relates to former Lloyds Bank staff and under this scheme the Group has undertaken to meet the cost of post-retirement healthcare for all eligible former employees (and their dependents) who retired prior to 1 January 1996. For retirements subsequent to this date, the Group will meet a reducing proportion of the cost until 31 December 2004, after which date the only obligation will be in respect of the pre 1 January 1996 retirements.

Included within other finance income is an interest cost of £5 million (2002: £4 million; 2001: £3 million) in respect of these defined benefit post-retirement healthcare schemes.

For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 31 December 2000; this valuation has been updated to 31 December 2003 by qualified independent actuaries. The principal assumptions used were as set out above, except that the rate of increase in healthcare premiums has been assumed at 5.58 per cent.

The assets of the Group's defined benefit schemes and the expected rates of return are summarised as follows:

	Fair value at 31 December 2003 £m	**Expected long-term rate of return at 31 December 2003 %**	Fair value at 31 December 2002 £m	Expected long-term rate of return at 31 December 2002 %	Fair value at 31 December 2001 £m	Expected long-term rate of return at 31 December 2001 %
Market values of scheme assets:						
Equities	**7,454**	**8.1**	7,175	8.4	7,779	8.0
UK fixed interest gilts	**551**	**4.8**	557	4.5	1,835	5.1
UK index linked gilts	**545**	**4.4**	–	–	126	5.0
Sterling non-government bonds	**1,033**	**5.4**	491	5.6	–	–
Property	**713**	**7.1**	791	6.9	798	7.1
Cash	**307**	**3.5**	69	3.8	588	4.1
Total fair value of scheme assets	**10,603**		9,083		11,126	

Other finance income comprises:

	2003 £m	2002 £m	2001 £m
Expected return on scheme assets	**696**	817	844
Interest cost of scheme liabilities	**(662)**	(652)	(537)
	34	165	307

The pension and other post-retirement benefit cost in respect of defined benefit schemes comprises:

	2003 £m	2002 £m	2001 £m
Current service cost	**269**	244	212
Past service costs	**51**	49	117
Defined benefit costs	**320**	293	329

The amounts recognised in the statement of total recognised gains and losses comprise:

	2003 £m	2002 £m	2001 £m
Actual return less expected return on scheme assets	**802**	(2,582)	(2,015)
Experience gains and losses arising on scheme liabilities	**94**	(240)	(71)
Effect of changes in demographic and financial assumptions	**(902)**	(477)	(787)
Actuarial losses recognised	**(6)**	(3,299)	(2,873)
Deferred tax thereon	**2**	968	863
Amount recognised in the statement of total recognised gains and losses	**(4)**	(2,331)	(2,010)

45 Pensions and other post-retirement benefits (continued)

The experience gains and losses recognised can also be interpreted as follows:

	2003 £m	2002 £m	2001 £m
Actual return less expected return on scheme assets:			
Amount	**802**	(2,582)	(2,015)
Percentage of scheme assets at balance sheet date	**7.6%**	28.4%	18.1%
Experience gains and losses arising on scheme liabilities:			
Amount	**94**	(240)	(71)
Percentage of scheme liabilities at balance sheet date	**0.7%**	2.0%	0.7%
Total amount recognised in the statement of total recognised gains and losses:			
Amount	**(6)**	(3,299)	(2,873)
Percentage of scheme liabilities at balance sheet date	**0.0%**	27.5%	26.9%

The amounts reported on the Group's balance sheet are comprised as follows:

	2003 £m	2002 £m
Market value of assets	**10,603**	9,083
Present value of scheme liabilities	**(13,658)**	(12,014)
Deficit in the schemes	**(3,055)**	(2,931)
Related deferred tax asset	**916**	854
Net post-retirement benefit liability	**(2,139)**	(2,077)

The movements in the (deficit) surplus in the schemes over the last two years have been as follows:

	2003 £m	2002 £m
(Deficit) surplus at beginning of year	**(2,931)**	433
Exchange and other adjustments	**(4)**	26
Other finance income	**34**	165
Current service costs	**(269)**	(244)
Contributions	**138**	37
Past service costs	**(51)**	(49)
Actuarial loss	**(6)**	(3,299)
Adjustment on disposal of business	**34**	–
Deficit at end of year	**(3,055)**	(2,931)

46 Contingent liabilities and commitments

Acceptances and endorsements arise where the Lloyds TSB Group agrees to guarantee payment on a negotiable instrument drawn up by a customer.

Guarantees include those given on behalf of a customer to stand behind the current obligations of the customer and to carry out those obligations should the customer fail to do so.

Other items serving as direct credit substitutes include standby letters of credit, or other irrevocable obligations, serving as financial guarantees where the Lloyds TSB Group has an irrevocable obligation to pay a third party beneficiary if the customer fails to repay an outstanding commitment; they also include acceptances drawn under letters of credit or similar facilities where the acceptor does not have specific title to an identifiable underlying shipment of goods.

Performance bonds and other transaction related contingencies (which include bid or tender bonds, advance payment guarantees, VAT Customs & Excise bonds and standby letters of credit relating to a particular contract or non-financial transaction) are undertakings where the requirement to make payment under the guarantee depends on the outcome of a future event.

Where guarantees are issued on behalf of customers, Lloyds TSB Group usually holds collateral against the exposure or has a right of recourse to the customer.

Lloyds TSB Group's maximum exposure to loss is represented by the contractual nominal amount detailed in the table below. Consideration has not been taken of any possible recoveries from customers for payments made in respect of such guarantees under recourse provisions or from collateral held or pledged.

46 Contingent liabilities and commitments (continued)	2003 £m	2002 £m
Contingent liabilities		
Acceptances and endorsements	**299**	1,879
Guarantees	**6,122**	5,927
Other:		
– Other items serving as direct credit substitutes	**1,069**	1,103
– Performance bonds and other transaction-related contingencies	**1,534**	1,436
– Other contingent liabilities	**1**	1
	2,604	2,540
	9,025	10,346
Commitments		
Documentary credits and other short-term trade-related transactions	**368**	289
Forward asset purchases and forward deposits placed	**546**	394
Undrawn note issuing and revolving underwriting facilities	**–**	32
Undrawn formal standby facilities, credit lines and other commitments to lend:		
– Less than 1 year maturity	**62,440**	49,417
– 1 year or over maturity	**15,981**	14,372
	79,335	64,504

47 Derivatives and other financial instruments

Information about the Group's use of financial instruments and management of the associated risks is given on pages 53 to 55.

a Derivatives

Derivatives are used to meet the financial needs of customers, as part of the Group's trading activities and to reduce its own exposure to fluctuations in interest and exchange rates. The principal derivatives used by the Group are interest rate and exchange rate contracts; particular attention is paid to the liquidity of the markets and products in which the Group trades to ensure that there are no undue concentrations of activity and risk.

Interest rate related contracts include interest rate swaps, forward rate agreements and options. An interest rate swap is an agreement between two parties to exchange fixed and floating interest payments, based upon interest rates defined in the contract, without the exchange of the underlying principal amounts. Forward rate agreements are contracts for the payment of the difference between a specified rate of interest and a reference rate, applied to a notional principal amount at a specific date in the future. An interest rate option gives the buyer, on payment of a premium, the right, but not the obligation, to fix the rate of interest on a future loan or deposit, for a specified period and commencing on a specified future date.

Exchange rate related contracts include forward foreign exchange contracts, currency swaps and options. A forward foreign exchange contract is an agreement to buy or sell a specified amount of foreign currency on a specified future date at an agreed rate. Currency swaps generally involve the exchange of interest payment obligations denominated in different currencies; the exchange of principal can be notional or actual. A currency option gives the buyer, on payment of a premium, the right, but not the obligation, to sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

Equity derivatives are also used by the Group as part of its equity based retail product activity to eliminate the Group's exposure to fluctuations in various international stock exchange indices. Index-linked equity options are purchased which give the Group the right, but not the obligation, to buy or sell a specified amount of equities, or basket of equities in the form of published indices on or before a specified future date.

Derivatives contracts expose the Group to both market risk and credit risk. Only a few highly specialist trading centres within the Group are permitted to enter into derivative contracts and the level of exposure to interest rate and exchange rate movements and other market variables is strictly controlled and monitored within approved limits.

47 Derivatives and other financial instruments (continued)

Unlike on-balance sheet instruments the principal amount of the contract does not represent the Group's real exposure to credit risk which is limited to the current cost of replacing contracts with a positive value to the Group, should the counterparty default. To reduce credit risk the Group uses a variety of credit enhancement techniques such as netting and collateralisation, where security is provided against the exposure.

Trading

The notional principal amounts and fair values (which, after netting, are the carrying values) of trading instruments entered into with third parties were as follows:

31 December 2003	Notional principal amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:			
Spot, forwards and futures	**76,368**	**1,669**	**2,127**
Currency swaps	**10,329**	**328**	**511**
Options purchased	**1,678**	**55**	**14**
Options written	**1,542**	**–**	**39**
	89,917	**2,052**	**2,691**
Interest rate contracts:			
Interest rate swaps	**236,956**	**3,346**	**4,006**
Forward rate agreements	**54,213**	**29**	**29**
Options purchased	**10,475**	**145**	**–**
Options written	**5,265**	**–**	**162**
Futures	**38,626**	**–**	**–**
	345,535	**3,520**	**4,197**
Equity and other contracts	**5,407**	**693**	**387**
Effect of netting		**(3,776)**	**(3,776)**
Balances arising from off-balance sheet financial instruments		**2,489**	**3,499**

31 December 2002	Notional principal amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:			
Spot, forwards and futures	94,250	2,064	2,735
Currency swaps	8,556	232	304
Options purchased	4,468	87	8
Options written	4,303	–	103
	111,577	2,383	3,150
Interest rate contracts:			
Interest rate swaps	258,523	5,473	5,808
Forward rate agreements	41,768	35	37
Options purchased	8,248	105	–
Options written	4,899	–	152
Futures	18,963	–	–
	332,401	5,613	5,997
Equity contracts	5,662	608	491
Effect of netting		(5,176)	(5,176)
Balances arising from off-balance sheet financial instruments		3,428	4,462

47 Derivatives and other financial instruments (continued)

Non-trading

Through intra company and intra group transactions, Group companies establish non-trading derivatives positions with the Group's independent trading operations, which then enter into similar positions with third parties. The notional principal amounts and fair values of non-trading instruments entered into with third parties were as follows:

31 December 2003	Notional principal amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:			
Spot, forwards and futures	**171**	**13**	**5**
Currency swaps	**459**	**28**	**10**
	630	**41**	**15**
Interest rate contracts:			
Interest rate swaps	**30,816**	**256**	**260**
Forward rate agreements	**7,188**	**1**	**1**
Options written	**40**	**–**	**–**
	38,044	**257**	**261**
Effect of netting		**(165)**	**(165)**
		133	**111**

31 December 2002	Notional principal amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:			
Spot, forwards and futures	146	16	4
Currency swaps	59	4	1
	205	20	5
Interest rate contracts:			
Interest rate swaps	17,261	129	223
Forward rate agreements	1,279	2	2
Options written	41	–	1
	18,581	131	226
Effect of netting		(36)	(36)
		115	195

The aggregate carrying value of non-trading derivatives with a positive fair value was an asset of £132 million (2002: an asset of £54 million) and with a negative fair value was a liability of £71 million (2002: a liability of £9 million).

47 Derivatives and other financial instruments (continued)

The maturity of the notional principal amounts and replacement cost of both trading and non-trading instruments entered into with third parties was:

	Under 1 year £m	1 to 5 years £m	Over 5 years £m	Total £m
31 December 2003				
Exchange rate contracts:				
Notional principal amount	**79,677**	**7,005**	**3,865**	**90,547**
Replacement cost	**1,753**	**141**	**199**	**2,093**
Interest rate contracts:				
Notional principal amount	**175,306**	**161,584**	**46,689**	**383,579**
Replacement cost	**578**	**1,660**	**1,539**	**3,777**
Equity and other contracts:				
Notional principal amount	**2,886**	**1,965**	**556**	**5,407**
Replacement cost	**523**	**115**	**55**	**693**
Total:				
Notional principal amount	**257,869**	**170,554**	**51,110**	**479,533**
Replacement cost	**2,854**	**1,916**	**1,793**	**6,563**
31 December 2002				
Exchange rate contracts:				
Notional principal amount	102,559	6,888	2,335	111,782
Replacement cost	2,209	108	86	2,403
Interest rate contracts:				
Notional principal amount	150,883	149,381	50,718	350,982
Replacement cost	850	2,682	2,212	5,744
Equity contracts:				
Notional principal amount	1,130	3,714	818	5,662
Replacement cost	3	531	74	608
Total:				
Notional principal amount	254,572	159,983	53,871	468,426
Replacement cost	3,062	3,321	2,372	8,755

The notional principal amount does not represent the Group's real exposure to credit risk, which is limited to the current cost of replacing contracts at current market rates should the counterparties default.

Net replacement cost represents the total positive fair value of all derivative contracts at the balance sheet date, after allowing for the offset of all negative fair values where the Group has a legal right of set-off with the counterparty concerned.

An analysis of the net replacement cost of both trading and non-trading instruments entered into with third parties by counterparty type is set out below; the Group's exposure is further reduced by qualifying collateral held.

	2003 £m	2002 £m
OECD banks	**1,272**	1,939
Other	**1,350**	1,604
Net replacement cost	**2,622**	3,543
Qualifying collateral held	**(416)**	(521)
Potential credit risk exposure	**2,206**	3,022

47 Derivatives and other financial instruments (continued)

b Interest rate sensitivity gap analysis for the non-trading book

The table below summarises the repricing mismatches of the Group's non-trading assets and liabilities. Items are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and the maturity date. The table does not take into account the effect of interest rate options used by the Group to hedge its exposure; details of options are given in note 47a.

31 December 2003	3 months or less £m	6 months or less but over 3 months £m	1 year or less but over 6 months £m	5 years or less but over 1 year £m	Over 5 years £m	Non-interest bearing £m	Trading book £m	Total £m
Assets:								
Treasury bills and other eligible bills	**408**	**48**	**65**	**6**	**3**	**–**	**9**	**539**
Loans and advances to banks	**10,686**	**1,311**	**463**	**746**	**86**	**366**	**1,889**	**15,547**
Loans and advances to customers	**88,298**	**4,680**	**5,549**	**30,777**	**6,171**	**(1,648)**	**1,424**	**135,251**
Debt securities and equity shares	**8,718**	**606**	**279**	**1,856**	**2,372**	**(55)**	**15,351**	**29,127**
Other assets	**101**	**–**	**16**	**8**	**–**	**16,058**	**5,287**	**21,470**
Total assets	**108,211**	**6,645**	**6,372**	**33,393**	**8,632**	**14,721**	**23,960**	**201,934**
Liabilities:								
Deposits by banks	**22,254**	**635**	**262**	**286**	**99**	**205**	**214**	**23,955**
Customer accounts	**104,236**	**705**	**876**	**5,227**	**1,173**	**3,686**	**593**	**116,496**
Debt securities in issue	**18,375**	**1,507**	**1,040**	**1,210**	**3,790**	**–**	**–**	**25,922**
Other liabilities	**300**	**–**	**–**	**–**	**–**	**8,108**	**6,348**	**14,756**
Subordinated liabilities – loan capital	**2,088**	**1,086**	**–**	**910**	**6,370**	**–**	**–**	**10,454**
Minority interests and shareholders' funds	**–**	**–**	**–**	**–**	**–**	**10,333**	**18**	**10,351**
Internal funding of trading business	**(11,528)**	**(810)**	**(412)**	**(3,217)**	**(820)**	**–**	**16,787**	**–**
Total liabilities	**135,725**	**3,123**	**1,766**	**4,416**	**10,612**	**22,332**	**23,960**	**201,934**
Off-balance sheet items	**6,930**	**(1,365)**	**(4,049)**	**(2,596)**	**1,080**	**–**	**–**	**–**
Interest rate repricing gap	**(20,584)**	**2,157**	**557**	**26,381**	**(900)**	**(7,611)**	**–**	**–**
Cumulative interest rate repricing gap	**(20,584)**	**(18,427)**	**(17,870)**	**8,511**	**7,611**	**–**	**–**	**–**

31 December 2002*	3 months or less £m	6 months or less but over 3 months £m	1 year or less but over 6 months £m	5 years or less but over 1 year £m	Over 5 years £m	Non-interest bearing £m	Trading book £m	Total £m
Assets:								
Treasury bills and other eligible bills	1,759	23	94	1	2	–	530	2,409
Loans and advances to banks	12,363	1,362	761	775	200	666	1,402	17,529
Loans and advances to customers	88,349	4,997	8,233	26,787	7,210	(1,732)	630	134,474
Debt securities and equity shares	6,093	1,049	312	1,972	2,516	(42)	17,620	29,520
Other assets	130	25	25	243	48	16,461	6,479	23,411
Total assets	108,694	7,456	9,425	29,778	9,976	15,353	26,661	207,343
Liabilities:								
Deposits by banks	21,572	817	240	377	112	248	2,077	25,443
Customer accounts	103,996	1,318	1,193	3,829	2,008	3,140	850	116,334
Debt securities in issue	19,169	5,526	2,002	1,212	1,224	–	1,122	30,255
Other liabilities	353	–	6	–	–	9,090	7,020	16,469
Subordinated liabilities – loan capital	2,692	1,140	12	1,183	5,141	–	–	10,168
Minority interests and shareholders' funds	–	–	–	–	–	8,826	(152)	8,674
Internal funding of trading business	(7,973)	(198)	(1,545)	(5,148)	(880)	–	15,744	–
Total liabilities	139,809	8,603	1,908	1,453	7,605	21,304	26,661	207,343
Off-balance sheet items	10,942	5,939	(10,082)	(8,830)	2,031	–	–	–
Interest rate repricing gap	(20,173)	4,792	(2,565)	19,495	4,402	(5,951)	–	–
Cumulative interest rate repricing gap	(20,173)	(15,381)	(17,946)	1,549	5,951	–	–	–

* restated (see note 1)

47 Derivatives and other financial instruments (continued)

c Fair value analysis

Financial instruments include both financial assets and financial liabilities and also derivatives. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Wherever possible, fair values have been estimated using market prices for instruments held by the Group. Where market prices are not available, fair values have been estimated using quoted values for instruments with characteristics either identical or similar to those of the instruments held by the Group. In certain cases, where no ready markets currently exist, various techniques have been developed to estimate what the approximate fair value of such instruments might be. These estimation techniques are necessarily subjective in nature and involve several assumptions.

The fair values presented in the following table are at a specific date and may be significantly different from the amounts which will be actually be paid or received on the maturity or settlement date. In many cases, the estimated fair values could not be realised immediately and accordingly do not represent the value of these financial instruments to the Group as a going concern.

Because a variety of estimation techniques are employed and significant estimates made, comparisons of fair values between financial institutions may not be meaningful. Readers of these accounts are thus advised to use caution when using this data to evaluate the Group's financial position.

Fair value information is not provided for items that do not meet the definitions of a financial instrument. These items include intangible assets, such as the value of the Group's branch network, the long-term relationships with depositors and credit card relationships, premises and equipment and shareholders' equity. These items are material and accordingly the Group believes that the fair value information presented does not represent the underlying value of the Group.

The valuation technique for each major category of financial instrument is discussed below:

Treasury bills and other eligible bills

Fair value is estimated using market prices, where available.

Loans and advances to banks and customers

The Group provides loans and advances to commercial, corporate and personal customers at both fixed and variable rates. The carrying value of the variable rate loans and those relating to lease financing is assumed to be their fair value. For fixed rate lending, several different techniques are used to estimate fair value, as considered appropriate. For commercial and personal customers, fair value is principally estimated by discounting anticipated cash flows (including interest at contractual rates) at market rates for similar loans offered by the Group and other financial institutions. The fair value for corporate loans was estimated by discounting anticipated cash flows at a rate which reflects the effects of interest rate changes, adjusted for changes in credit risk. Certain loans secured on residential properties are made at a fixed rate for a limited period, typically two to five years, after which the loans revert to the relevant variable rate. The fair value of such loans has been estimated by reference to the market rates for similar loans of maturity equal to the remaining fixed interest rate period.

Debt securities and equity shares held for investment purposes

Listed investment securities are valued at quoted mid-market prices. Unlisted securities and equity shares are valued based on discounted cash flows, market prices of similar securities and other appropriate valuation techniques.

Deposits by banks and customer accounts

The fair value of deposits repayable on demand is considered to be equal to their carrying value. The fair value for all other deposits and customer accounts was estimated using discounted cash flows applying either market rates, where applicable, or current rates for deposits of similar remaining maturities.

Debt securities in issue and subordinated liabilities

The fair value of short-term debt securities in issue is approximately equal to their carrying value. Fair value for other debt securities and for subordinated liabilities is estimated using quoted market prices.

Financial commitments and contingent liabilities

The Group considers that, given the lack of an established market, the diversity of fee structures and the difficulty of separating the value of the instruments from the value of the overall transaction, it is not meaningful to provide an estimate of the fair value of financial commitments and contingent liabilities. These are therefore excluded from the following table.

The table below shows a comparison by category of book values and fair values of the Group's on-balance sheet financial assets and liabilities.

31 December 2003	Trading book Book value £m	Trading book Fair value £m	Non-trading book Book value £m	Non-trading book Fair value £m
Assets:				
– Treasury bills and other eligible bills	**9**	**9**	**530**	**523**
– Loans and advances to banks and customers	**3,313**	**3,313**	**147,485**	**148,870**
– Debt securities and equity shares	**15,351**	**15,351**	**13,776**	**13,885**
Liabilities:				
– Deposits by banks and customers	**807**	**807**	**139,644**	**139,695**
– Debt securities in issue	**–**	**–**	**25,922**	**26,254**
– Subordinated liabilities	**–**	**–**	**10,454**	**11,684**

47 Derivatives and other financial instruments (continued)

31 December 2002

	Trading book Book value £m	Trading book Fair value £m	Non-trading book Book value £m	Non-trading book Fair value £m
Assets:				
– Treasury bills and other eligible bills	530	530	1,879	1,878
– Loans and advances to banks and customers	2,032	2,032	149,971	151,526
– Debt securities and equity shares	17,620	17,620	11,900	11,932
Liabilities:				
– Deposits by banks and customers	2,927	2,927	138,850	138,428
– Debt securities in issue	1,122	1,122	29,133	29,005
– Subordinated liabilities	–	–	10,168	11,156

The disclosures in this note cover all on-balance sheet financial instruments; fair values of all derivative instruments are disclosed in note 47a.

Fair values are determined by reference to quoted market prices or, where no market price is available, using internal models which discount expected future cash flows at prevailing interest rates.

Fair values have not been calculated for sundry debtors and creditors in the trading book.

d Currency exposures

Structural currency exposures

The Group's main overseas operations are in the Americas and Europe (and, in 2002, in New Zealand). Details of the Group's structural foreign currency exposures are as follows:

Functional currency of Group operations	2003 £m	2002 £m
New Zealand dollar	–	921
Euro	**287**	304
US dollar	**255**	363
Swiss franc	**104**	100
Other non-sterling	**200**	323
	846	2,011

Non-structural currency exposures

All foreign exchange exposures in the non-trading book are transferred to the trading area where they are monitored and controlled.

Information about the management of market risk in the Group's trading activities is given on pages 53 to 55.

e Unrecognised gains and losses on hedging instruments

The Group uses a variety of financial instruments to hedge exposures in its banking book; these hedges are accounted for on an accruals basis, in line with the underlying instruments being hedged. Any gains or losses that would occur if these instruments were carried at market value are therefore not recognised.

At 31 December 2003, the unrecognised gains on financial instruments used for hedging were £303 million (2002: £418 million) and unrecognised losses were £219 million (2002: £516 million).

The net losses arising in 2002 and earlier years and recognised in 2003 amounted to £150 million. Net gains of £30 million arose in 2003 but were not recognised in the year.

Of the net gains of £84 million at 31 December 2003, £63 million of net gains are expected to be recognised in the year ending 31 December 2004 and £21 million of net gains in later years.

f Value at risk in trading activities

Details of value at risk in the Group's global trading activities are given on page 53.

48 Acquisitions

On 1 August 2003, the Group announced the acquisition of the credit card and personal loan businesses of Goldfish Bank Limited, together with the Goldfish brand and loyalty programme. The acquisition became effective on 30 September 2003 with the transfer of the portfolios to the Group's subsidiary, Lloyds TSB Bank plc, for a consideration of £1,096 million, settled in cash. The premium arising of £96 million from the effective payment to the majority shareholder has been capitalised and will be written off to the profit and loss account over its estimated useful life of 10 years. No significant fair value adjustments were made. The results of these businesses have been consolidated in full from the date of acquisition; the effect on the results of the Group is not material.

During the year ended 31 December 2002, the Group's asset finance operations completed the acquisitions of First National Vehicle Holdings and Abbey National Vehicle Finance, both previously wholly owned subsidiaries of Abbey National plc operating in the UK contract hire and fleet management market, and the business of the Dutton-Forshaw Group, a motor dealer; a number of fair value adjustments were made in respect of these acquisitions. In addition the Group's retail operations acquired the business of Accucard, a credit card technology development and marketing company. Premiums on acquisition totalling £103 million were capitalised and are being written off to the profit and loss account over their estimated useful lives. Initial cash payments totalling £103 million were made in 2002; during 2003 a refund of £5 million has been received in respect of First National Vehicle Holdings and Abbey National Vehicle Finance, following agreement of the completion accounts, and a further payment of £1 million has been made in respect of the Accucard business (with the final payment of £1 million being due in 2004).

During the year ended 31 December 2001, the Group completed the acquisition of CashFriday Limited, a provider of funding and payroll services to the UK temporary recruitment sector. The consideration was £10 million, of which £1 million was settled in cash in the year ended 31 December 2001 and £9 million was satisfied by the issue of short-term loan notes. The premium on acquisition of £8 million was capitalised and is being written off to the profit and loss account over its estimated useful life.

49 Consolidated cash flow statement

The cash flow statement reflects cash flows attributable to the banking, life and general insurance businesses. Cash flows from long-term assurance business attributable to shareholders include the surplus emerging from the life and pension businesses; 'Income from long-term assurance business' reflects the movement in the value of long-term assurance business attributable to shareholders (see note 30) as adjusted for capital injections and acquisitions, which are reflected within the 'Capital expenditure and financial investment' and 'Acquisitions and disposals' sections of the cash flow statement. Cash flows relating to the long-term assurance business attributable to policyholders are not reflected within this statement.

a Reconciliation of operating profit to net cash inflow from operating activities	2003 £m	2002* £m	2001* £m
Operating profit	**3,505**	2,629	3,138
Decrease (increase) in prepayments and accrued income	**147**	(21)	(285)
(Decrease) increase in accruals and deferred income	**(226)**	113	(439)
Provisions for bad and doubtful debts	**950**	1,029	747
Net advances written off	**(967)**	(675)	(691)
Insurance claims	**236**	233	174
Insurance claims paid	**(231)**	(210)	(178)
Customer remediation provision	**200**	–	–
Customer remediation paid	**(119)**	–	–
Amounts written off fixed asset investments	**44**	87	60
Income from long-term assurance business	**(453)**	294	30
Transfer from long-term assurance business	**–**	–	155
Interest on subordinated liabilities (loan capital)	**622**	537	515
Interest element of finance lease rental payments	**–**	–	1
Depreciation and amortisation	**697**	701	550
Other non-cash movements	**(30)**	(189)	(376)
Net cash inflow from trading activities	**4,375**	4,528	3,401
Net increase in loans and advances	**(11,710)**	(11,970)	(9,340)
Net decrease (increase) in investments other than investment securities	**248**	(2,494)	(5,664)
Net decrease (increase) in other assets	**816**	(685)	(334)
Net (decrease) increase in deposits by banks	**(1,000)**	1,018	7,689
Net increase in customer accounts	**7,658**	6,900	7,525
Net increase in debt securities in issue	**685**	5,904	6,557
Net (decrease) increase in other liabilities	**(645)**	1,511	109
Net decrease (increase) in items in course of collection/transmission	**169**	147	(17)
Other non-cash movements	**176**	535	1
Net cash inflow from operating activities	**772**	5,394	9,927

* restated (see note 1)

b Analysis of cash as shown in the balance sheet	2003 £m	2002 £m	2001 £m
Cash and balances with central banks	**1,195**	1,140	1,240
Loans and advances to banks repayable on demand	**3,768**	4,313	2,443
	4,963	5,453	3,683

The Group is required to maintain balances with the Bank of England which, at 31 December 2003, amounted to £177 million (2002: £165 million; 2001: £156 million).

c Analysis of changes in cash during the year	2003 £m	2002 £m	2001 £m
At 1 January	**5,453**	3,683	3,821
Net cash (outflow) inflow before adjustments for the effect of foreign exchange movements	**(487)**	1,766	(100)
Effect of foreign exchange movements	**(3)**	4	(38)
At 31 December	**4,963**	5,453	3,683

49 Consolidated cash flow statement (continued)

d Analysis of changes in financing during the year

Share capital (including premium and merger reserve)	**2003 £m**	2002 £m	2001 £m
At 1 January	**2,852**	2,713	2,334
Issue of share capital	**45**	139	379
At 31 December	**2,897**	2,852	2,713

Included in the amounts shown above in respect of the issue of share capital are non-cash movements of £13 million (2002: £62 million; 2001: £185 million).

Equity minority interests	**2003 £m**	2002 £m	2001 £m
At 1 January	**37**	37	37
Exchange and other adjustments	**(1)**	(1)	–
Minority share of profit after tax	**22**	19	17
Dividends paid to minority shareholders	**(14)**	(18)	(17)
At 31 December	**44**	37	37

Non-equity minority interests	**2003 £m**	2002 £m	2001 £m
At 1 January	**694**	509	515
Exchange and other adjustments	**23**	18	(6)
Cash inflow from financing	**–**	167	–
Minority share of profit after tax	**47**	43	40
Payments to minority shareholders	**(81)**	(43)	(40)
At 31 December	**683**	694	509

Subordinated liabilities and finance leases	**2003 £m**	2002 £m	2001 £m
At 1 January	**10,169**	8,111	7,533
Exchange and other adjustments	**34**	(5)	(13)
Cash inflow from financing	**458**	2,065	611
Capital repayments	**(1)**	(4)	(20)
Adjustments on acquisition	**–**	2	–
Adjustments on disposal	**(206)**	–	–
At 31 December	**10,454**	10,169	8,111

e Acquisition of group undertakings and businesses	**2003 £m**	2002 £m	2001 £m
Cash consideration paid (see f)	**1,096**	103	1
Payments to former members of Scottish Widows Fund and Life Assurance Society acquired during 2000	**14**	14	179
Cash consideration refunded in respect of acquisition in 2002	**(5)**	–	–
Deferred consideration in respect of acquisition in 2002	**1**	–	–
Net cash outflow	**1,106**	117	180

49 Consolidated cash flow statement (continued)

f Acquisition of group undertakings	**2003 £m**	2002 £m	2001 £m
Net assets acquired:			
Loans and advances	**993**	66	–
Other assets	**18**	137	15
Tangible fixed assets	**2**	384	–
Deposits by banks, customer accounts and other liabilities	**(13)**	(590)	(13)
	1,000	(3)	2
Goodwill arising on consolidation	**96**	103	8
	1,096	100	10
Satisfied by:			
Amounts receivable	**–**	(5)	–
Issue of loan notes	**–**	–	9
Deferred consideration	**–**	2	–
Cash	**1,096**	103	1
	1,096	100	10

g Disposal of group undertakings and businesses	**2003 £m**	2002 £m	2001 £m
Cash	**52**	–	–
Loans and advances to banks	**1,035**	–	–
Loans and advances to customers	**13,770**	–	–
Debt securities	**852**	–	–
Intangible assets	**189**	–	–
Deposits by banks	**(519)**	–	–
Customer accounts	**(8,372)**	–	–
Debt securities in issue	**(5,108)**	–	–
Subordinated liabilities	**(206)**	–	–
Other net assets	**(305)**	–	1
Goodwill written back on sale of businesses	**181**	–	–
	1,569	–	1
Profit on sale	**865**	–	39
Cash consideration received	**2,434**	–	40
Cash disposed of	**(52)**	–	–
Net cash inflow from disposals	**2,382**	–	40

50 Differences between UK GAAP and US GAAP

The accounts presented in this report have been prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP). These differ in significant respects to the accounting principles generally accepted in the United States (US GAAP). The following is a summary of significant differences applicable to the Group.

UK GAAP	US GAAP
Business combinations	
UK GAAP permits merger accounting for business combinations where all of the following criteria are met: (1) no party is either portrayed as acquirer or acquired; (2) all parties participate in establishing the management structure; (3) one party does not dominate by virtue of its relative size; (4) consideration received by the equity shareholders of each party, in relation to their equity shareholding, comprises primarily equity shares in the combined entity; and (5) no equity shareholder retains any material interest in only part of the combined entity. Business combinations that do not satisfy all these criteria must be accounted for using acquisition accounting.	Following the implementation of Statement of Financial Accounting Standards (SFAS) No. 141 'Business Combinations', which supersedes Accounting Principles Board (APB) Opinion No. 16 'Business Combinations', the purchase method must be used for all business combinations initiated after 30 June 2001. For business combinations initiated before 1 July 2001, APB Opinion No. 16 required that a business combination be accounted for as a pooling-of-interests if two previously independent entities combined as a result of one entity issuing common stock in exchange for substantially all the common stock of the second entity. However, whilst the offer may include provisions to distribute cash for fractional shares or shares held by dissenting shareholders, it may not include a pro-rata distribution of cash or other consideration. In addition, no changes in the equity interests of the common stock may be made prior to the pooling in contemplation of the transaction and neither may the ratio of the interest of the individual common stockholder to those of other common stockholders in a combining company change as a result of the exchange of stock.
Goodwill/customer related intangibles	
Following the implementation of Financial Reporting Standard (FRS) 10 'Goodwill and intangible assets' in 1998 goodwill arising on acquisitions of or by group and associated undertakings is capitalised and amortised over its estimated life. There is a presumption that the estimated life is limited to 20 years or less, although this may be rebutted and a longer or indefinite useful life considered. Goodwill is written off when judged to be irrecoverable. For acquisitions prior to 1 January 1998 goodwill was charged directly against reserves as permitted by Statement of Standard Accounting Practice 22. This goodwill was not reinstated following the implementation of FRS 10, but in the event of a subsequent disposal it will be written back and included in the calculation of the profit or loss on disposal. UK GAAP does not require a value to be placed upon the customer relationships in acquisitions.	Following the implementation in full of SFAS No. 142 'Goodwill and Other Intangible Assets' on 1 January 2002, goodwill arising on all acquisitions by group and associated undertakings is capitalised but no longer amortised and is subject to regular review for impairment. Prior to the adoption of SFAS No. 142, the Group accounted for goodwill under the provisions of APB No. 17 'Intangible Assets' which required that all goodwill be capitalised and amortised over its estimated useful life, which should not exceed 40 years; the Group amortised goodwill over periods of up to 20 years. Goodwill amortised prior to the adoption of SFAS No. 142 is not permitted to be reinstated. For acquisitions occurring on or after 1 July 2001, SFAS No. 141 requires that, when assessing the value of the assets of an acquired entity, certain identifiable intangible assets must be recognised. Such identifiable intangible assets include the asset representing the value of customer relationships, which is capitalised separately and amortised through the income statement over the estimated average life of the customer relationships. Prior to 1 July 2001, the Group applied the provisions contained within SFAS No. 72 'Accounting for Certain Transactions of Bank and Thrift Institutions' in assessing the value of assets of an acquired financial institution.
Pension costs	
For defined benefit schemes, pension costs in the profit and loss account reflect the cost of accruing benefits for active employees, benefit improvements and the cost of severances borne by the schemes; the expected return on scheme assets, net of a charge in respect of the unwinding of the discount applied to scheme liabilities, is included in the profit and loss account as other finance income. Actuarial gains and losses, including differences between the expected and actual return on scheme assets, are recognised as they arise, net of deferred tax, in the statement of total recognised gains and losses. Scheme assets are assessed at fair value and scheme liabilities are measured on an actuarial basis using the projected unit method and are discounted at the current rate of return on a high quality corporate bond of equivalent currency and term. The overall surplus or deficit is included on the balance sheet, net of the related deferred tax. Costs in relation to defined contribution schemes are charged to the profit and loss account in the period in which they fall due.	SFAS No. 87 'Employers' Accounting for Pensions' prescribes a similar method but allows that a certain portion of actuarial gains and losses be deferred and allocated in equal amounts over the average remaining service lives of the current employees. In addition, if the fair value of plan assets falls below the accumulated benefit obligation (which is the current value of accrued benefits without allowance for future salary increases) an additional minimum liability must be recognised. An equal amount should be recognised as an intangible asset up to the amount of any unrecognised prior service cost. Any amount not recognised as an intangible asset is reported in other comprehensive income, net of deferred tax. US GAAP also requires a transition adjustment for pension schemes in place before the introduction of SFAS No. 87. The difference between the funded status of the schemes and the total amount of accrued or prepaid pension cost, at the date of transition, is amortised over the average remaining service lives of employees at that date.

50 Differences between UK GAAP and US GAAP (continued)

UK GAAP	US GAAP
Leasing	
Finance lease income is recognised in proportion to the funds invested in the lease using a method that results in a constant rate of return on the net cash investment, which takes into account tax payments and receipts. Operating lease assets are depreciated such that rentals less depreciation are recognised at a constant periodic rate of return on the net cash invested in that asset. Profits or losses arising on sale and leasebacks are taken to profit as they arise.	The application of SFAS No. 13 'Accounting for Leases' gives rise to a level rate of return on the investment in the lease, but without taking into account tax payments and receipts. This results in income being recognised in different periods than under UK GAAP. Operating lease assets are depreciated such that the depreciation charge is at least equal to that which would arise on a straight line basis. Under SFAS No. 28 'Accounting for Sales with Leasebacks' profits or losses arising on a sale and leaseback are deferred and amortised. For leasebacks resulting in a finance lease, the amounts are amortised in proportion to the amortisation of the leased asset; for leasebacks resulting in an operating lease, the amounts are amortised in proportion to the gross rental charged to expense over the lease term.
Property	
Depreciation is charged on the cost of freehold and long leasehold properties over their estimated useful economic lives. Following the adoption of FRS 15, the Group reassessed the useful economic lives and residual values of its freehold and long leasehold premises and, with effect from 1 January 2000, the cost of these properties, after deducting the value of the land, is being depreciated over 50 years. Previously it was considered that the residual values were such that depreciation was not significant.	Freehold and long leasehold properties are included in the balance sheet at historical cost and depreciated over their estimated useful economic lives from the date of acquisition.
Share compensation schemes	
No cost is recognised for the Group's Save-As-You-Earn schemes as these are exempt under UITF17. For other share schemes, the difference between the market price and exercise price at the date of grant is charged to the profit and loss account on a systematic basis over the period that the employees are expected to benefit.	The Group accounts for share compensation schemes based on their estimated fair values at the date of the grant in accordance with SFAS No. 123 'Accounting for Stock Based Compensation'.
Computer software developed or obtained for internal use	
All computer software costs are expensed as incurred except for operating software and application software relating to separable new systems, which are capitalised and depreciated over their estimated useful lives. All enhancements are expensed as incurred.	The American Institute of Certified Public Accountants (AICPA) Statement of Position 98-1 'Accounting for the costs of computer software developed or obtained for internal use' requires certain costs incurred from 1 January 1999 in respect of software developed for internal use to be capitalised and subsequently amortised. This includes enhancements to existing systems which add additional functionality.
Derivatives	
Derivatives used in the Group's trading activities are carried at fair value and all changes in fair value are reported within dealing profits in the profit and loss account. Derivatives used in the Group's non-trading activities are accounted for on an accruals basis, in line with the treatment of the underlying items which they are hedging. A derivative will only be classified as a hedge in circumstances where there was adequate evidence of the intention to hedge at the outset of the transaction and the derivative substantially matches or eliminates the exposure being hedged. Derivatives embedded within financial instruments are not required to be separately analysed.	SFAS No. 133 'Accounting for Derivative Instruments and for Hedging Activities' requires that all derivatives be recognised on-balance sheet at fair value. Changes in the fair value of derivatives that are not hedges are reported in the income statement. For derivatives which are hedges, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognised in other comprehensive income until the hedged item is recognised in earnings. The ineffective portion of a hedge's change in fair value is immediately recognised in earnings. A derivative will only be classified as a hedge providing an entity meets stringent qualifying criteria in respect of documentation and hedge effectiveness. SFAS No. 133 further requires a derivative that is embedded within a financial instrument to be separated from the host contract and fair valued if it is not deemed to be clearly and closely related to the host. If the derivative cannot be reliably separated, SFAS No. 133 requires the entire instrument to be fair valued.

50 Differences between UK GAAP and US GAAP (continued)

UK GAAP	US GAAP
Foreign currency translation	
The assets, liabilities and results of the Group's overseas operations are translated into sterling at the rate of exchange prevailing at the balance sheet date, as permitted under UK GAAP.	Under SFAS No. 52 'Foreign Currency Translation', foreign currency assets and liabilities are translated at the year-end rate; however, results are translated at the average rate for the year.
Investment securities	
Debt securities and equity shares intended for use on a continuing basis by the Group are treated as investment securities and included in the balance sheet at cost as adjusted for the amortisation of any premiums and discounts arising upon acquisition, less provision for any permanent diminution in value.	SFAS No. 115 'Accounting for Certain Investments in Debt and Equity Securities' requires that debt securities which are 'available-for-sale' (where there is the absence of either the intent or the ability to hold them to maturity) and equity shares with a readily determinable market value should be recorded at fair value with unrealised gains and losses reflected in shareholders' equity. All debt securities held as available-for-sale are subject to assessment for other than temporary impairment in accordance with SFAS No. 115 and, for asset backed securities, in accordance with the Emerging Issues Task Force (EITF) Abstract No. 99-20 'Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitised Financial Assets'.
Dividends payable	
Dividends declared after the period end are recorded in the period to which they relate.	Dividends are recorded in the period in which they are declared.
Own shares	
Own shares held are deducted from equity. Own shares that are held by the Group's long-term assurance funds are recognised to the extent of the shareholder's interest, which is 10 per cent.	All own shares held are reclassified as Treasury stock and deducted from shareholders' equity in accordance with the AICPA Accounting Research Bulletin (ARB) No. 51 'Consolidated Financial Statements'.
Deferred tax	
Deferred tax is provided for all timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Deferred tax is provided based on the rates that have been enacted or have been substantially enacted.	Under SFAS No. 109 'Accounting for Income Taxes', deferred tax assets and liabilities are recorded for all temporary differences. A valuation allowance is recorded against a deferred tax asset where it is more likely than not that some portion of the deferred tax asset will not be realised. Deferred tax is provided on enacted tax rates. SFAS No. 109 requires provisions to be raised on the portion of unremitted foreign earnings that are not considered to be permanently reinvested in the foreign subsidiary.
Provision for credit losses	
A specific provision is made to cover the estimated loss as soon as the recovery of an outstanding loan is considered doubtful. General provisions are raised to cover losses incurred but not yet identified as of the balance sheet date.	SFAS No. 114 'Accounting by Creditors for Impairment of a Loan' requires the overall credit risk provision to be determined based upon the present value of expected future cash flows, discounted at the loan's effective interest rate or, as a practical expedient, on the loan's observable market value, or the fair value of the collateral if the loan is collateral dependent. Smaller balance homogeneous consumer loans that are collectively valued for impairment are outside the scope of SFAS No. 114, as are debt securities and leases. General provisions are made against such loans when losses have been incurred but not yet identified as of the balance sheet date.
Consolidation of special purpose vehicles	
Entities that fall within the definition of quasi-subsidiaries as set out in FRS5 have been consolidated. A quasi-subsidiary is defined as an entity which, although it does not fulfil the definition of a subsidiary, is directly or indirectly controlled by Lloyds TSB Group.	FIN 46-R requires the consolidation of variable interest entities (VIEs) for which Lloyds TSB Group is deemed to be the primary beneficiary. A more detailed discussion of VIEs can be found on pages 170 to 171.
Trust-preferred securities	
Under UK GAAP, trust-preferred securities are treated as equity rather than debt.	Following the adoption of SFAS No. 150 'Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity' from 1 January 2003, certain trust-preferred securities are classified as liabilities rather than equity.

50 Differences between UK GAAP and US GAAP (continued)

UK GAAP	US GAAP
Insurance activities	
The shareholder's interest in the long-term assurance fund is valued at the net present value of the profits inherent in such policies.	The net present value of the profits inherent in the policies of the long-term assurance fund is not recognised. An adjustment is made for the amortisation of acquisition costs and fees. Additional information on the differences between the UK and US accounting for insurance activities is provided within the Insurance section of this note on pages 172 to 174.

Current and future accounting developments

United States

FASB Interpretation Number (FIN) 46 (revised December 2003) – Consolidation of Variable Interest Entities

FIN 46 was issued in January 2003, was revised in December 2003 and has been interpreted in various FASB staff positions. It is effective immediately for all variable interests in variable interest entities (VIE) created after 31 January 2003. For VIEs created before that date, the requirements are effective for Lloyds TSB Group from 1 January 2004. FIN 46 requires certain transitional disclosures to be made immediately if it is reasonably possible that an entity will consolidate or disclose information about VIEs when FIN 46 becomes effective. FIN 46 defines a VIE as an entity where either the total equity investment at risk is not sufficient to permit the entity to finance its activities, without additional subordinated financial support; or the equity investors lack any one of the following: (1) the ability to make decisions about an entity's activities; (2) the obligation to absorb losses of the entity; or (3) the right to receive residual returns of the entity. VIEs are required to be consolidated by the primary beneficiary, which is the party that absorbs the majority of the entity's expected losses, expected gains, or both. The required transitional disclosures have been made within this annual report; the impact on Lloyds TSB Group's US GAAP financial statements is discussed further on page 170.

SFAS 149 – Amendment of Statement 133 on Derivative Instruments and Hedging Activities

SFAS No. 149 was issued in April 2003. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective prospectively for contracts entered into or modified after 30 June 2003 and prospectively for hedging relationships designated after 30 June 2003. Adoption of this statement has not had a material impact on Lloyds TSB Group's US GAAP financial statements.

SFAS 150 – Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

SFAS No. 150 was issued in May 2003. The statement amends the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This statement is effective prospectively for financial instruments entered into or modified after 31 May 2003 and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. Following adoption of this statement, certain financial instruments have been reclassified from minority interests to liabilities.

AICPA Statement of Position (SOP) 03-1 – Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts

SOP 03-1 was issued in July 2003 and provides guidance on accounting and reporting by insurance enterprises for certain non-traditional long-duration contracts and for separate accounts. The SOP is effective for financial statements for fiscal years beginning after 15 December 2003, with earlier adoption encouraged. Lloyds TSB Group intends to adopt this SOP prospectively from 1 January 2004 and the SOP may not be applied retrospectively to prior years' financial statements. Lloyds TSB Group is currently analysing the impact of this SOP but expects that it will require various determinations, such as qualification for separate account treatment, treatment of investments in separate account arrangements not meeting the criteria in this SOP and adjustments to contract holder liabilities, including consideration of certain guarantees.

SFAS 132 – Employers' Disclosures about Pensions and Other Retirement Benefits (revised 2003)

In December 2003 the FASB issued a revision to SFAS No. 132 which requires enhanced disclosures about the Lloyds TSB Group's defined benefit pension plans. The revised standard became effective immediately for UK-based plans and will become effective for the Lloyds TSB Group's US GAAP financial statements for 2004 for overseas based plans. Adoption of this statement has not had, and is not expected to have, a material impact on Lloyds TSB Group's US GAAP financial statements.

AICPA Statement of Position 03-3 – Accounting for Certain Loans or Debt Securities Acquired in a Transfer

SOP 03-3 was issued in December 2003, and provides guidance on the accounting for differences between contractual and expected cash flows from a purchaser's initial investment in loans or debt securities acquired in a transfer if those differences are attributable to credit quality. SOP 03-3 becomes effective for loans and debt securities acquired in years beginning after 15 December 2004. Adoption of this SOP is not expected to have a material impact on Lloyds TSB Group's US GAAP financial statements.

EITF 03-1 – The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments

In November 2003 the EITF reached a consensus on certain additional disclosure requirements in connection with holding losses on investment securities. The disclosures now required are set out on page 167 of the financial statements.

50 Differences between UK GAAP and US GAAP (continued)

The following tables summarise the adjustments to net income and shareholders' equity which would arise from the application of US GAAP:

Reconciliation of net income	Note	**2003 £m**	2002* £m	2001* £m
Profit for the year attributable to shareholders under UK GAAP		**3,254**	1,790	2,233
Insurance activities, before tax	p	**(160)**	(393)	(328)
Banking and Group activities:				
– Goodwill amortisation	a	**51**	72	(209)
– Reduction in profit on sale of businesses	b	**(12)**	–	–
– Amortisation of customer related intangibles	a	**(150)**	(193)	(219)
– Pension costs	c	**143**	113	132
– Leasing		**(37)**	(109)	(131)
– Property depreciation		**–**	4	3
– Share compensation schemes	d	**(113)**	(44)	(46)
– Internal software costs		**(17)**	6	16
– Derivatives	f	**172**	305	(160)
– Foreign currency translation differences		**(4)**	12	(4)
Total banking and Group activities, before tax		**33**	166	(618)
Taxation:				
– Deferred taxation	i	**21**	25	52
– Deferred taxation on GAAP differences	i	**83**	165	296
Total taxation		**104**	190	348
Total adjustments, after tax		**(23)**	(37)	(598)
Net income under US GAAP		**3,231**	1,753	1,635

Reconciliation of shareholders' equity	Note	**2003 £m**	2002* £m
Shareholders' funds under UK GAAP		**9,624**	7,943
Insurance activities, before tax	p	**(66)**	(59)
Banking and Group activities:			
– Goodwill	a	**1,218**	1,347
– Customer related intangibles	a	**535**	589
– Pension costs	c	**971**	840
– Leasing		**(420)**	(383)
– Property depreciation		**(45)**	(50)
– Internal software		**41**	69
– Derivatives	f	**76**	(98)
– Net unrealised gain on available-for-sale securities	g	**109**	32
– Dividend payable		**1,314**	1,311
– Own shares	h	**(195)**	(166)
Total banking and Group activities, before tax		**3,604**	3,491
Taxation:			
– Deferred taxation	i	**(39)**	(60)
– Deferred taxation on GAAP differences	i	**(1,231)**	(1,151)
Total taxation		**(1,270)**	(1,211)
Total adjustments, after tax		**2,268**	2,221
Shareholders' equity under US GAAP		**11,892**	10,164

* restated (see note 1)

50 Differences between UK GAAP and US GAAP (continued)

Reconciliation of movements in shareholders' equity under US GAAP	2003 £m	2002* £m	2001* £m
Net income in period	**3,231**	1,753	1,635
Dividends	**(1,908)**	(1,903)	(1,738)
	1,323	(150)	(103)
New share capital subscribed	**45**	139	379
Movement in own shares	**(31)**	35	(189)
Share compensation schemes	**113**	44	46
Minimum pension liability	**53**	(3,277)	–
Change in the fair value of available-for-sale securities – insurance activities	**8**	15	(46)
Change in the fair value of available-for-sale securities – banking activities	**54**	(147)	(165)
Exchange and other differences	**163**	–	(98)
	1,728	(3,341)	(176)
Shareholders' equity at beginning of period	**10,164**	13,505	13,681
Shareholders' equity at end of period	**11,892**	10,164	13,505

Accumulated other comprehensive income	2003 £m	2002 £m	2001 £m
Exchange translation differences	**(158)**	(321)	(321)
Additional minimum pension liability	**(3,224)**	(3,277)	-
Available-for-sale securities:			
– Net unrealised gains – insurance activities	**182**	245	49
– Related amortisation of deferred acquisition costs	**(125)**	(197)	(23)
– Net unrealised gains – banking activities	**109**	32	242
– Taxation	**(49)**	(25)	(81)
	117	55	187
Accumulated other comprehensive income under US GAAP	**(3,265)**	(3,543)	(134)

** restated (see note 1)*

50 Differences between UK GAAP and US GAAP (continued)

Condensed US GAAP Profit and loss account

The following table provides a condensed profit and loss account for the Group, incorporating the US GAAP adjustments arising.

	2003 £m	2002* £m	2001* £m
Loan interest, including fees	**8,341**	7,937	8,707
Other interest and dividends	**1,771**	2,035	2,077
Insurance premiums	**2,042**	2,015	1,671
Commissions and fees	**2,328**	2,171	2,147
Realised gains from sales of investments	**89**	163	183
Foreign exchange trading income	**193**	149	133
Securities and other trading gains (losses)	**1,021**	(2,370)	(2,307)
Other income	**1,755**	1,881	1,407
Total revenues	**17,540**	13,981	14,018
Interest expense	**4,106**	4,123	5,271
Total revenues, net of interest expense	**13,434**	9,858	8,747
Policyholder benefits and claims expense	**3,036**	1,565	2,228
Movement in undistributed earnings to policyholders	**(100)**	(1,518)	(2,427)
Provisions for bad and doubtful debts	**887**	978	679
Amounts written off fixed asset investments	**44**	87	60
Total benefits, claims and provisions	**3,867**	1,112	540
Non-insurance compensation and benefits	**2,306**	2,418	2,014
Insurance underwriting, operating and acquisition expenses	**578**	766	511
Other operating expenses	**2,619**	1,828	2,362
Depreciation	**713**	749	611
Amortisation of intangible fixed assets:			
– Goodwill	**–**	–	236
– Customer related intangibles	**150**	193	219
– Value of long-term assurance business acquired	**188**	725	305
	338	918	760
	6,554	6,679	6,258
Income before tax from continuing operations	**3,013**	2,067	1,949
Provision for income taxes (continuing operations)**	**832**	495	448
Minority interests, net of income taxes	**26**	62	57
Discontinued operations:			
– Income from discontinued operations	**354**	311	233
– Profit on sale of businesses	**853**	–	39
– Provision for income taxes	**(89)**	(81)	(81)
	1,118	230	191
Cumulative effect of accounting changes (net)	**(42)**	13	–
Net income under US GAAP	**3,231**	1,753	1,635
Exchange translation and other differences	**163**	–	(98)
Minimum pension liability	**53**	(3,277)	–
Available-for-sale securities:			
– Net unrealised (losses) gains – insurance activities	**(63)**	196	(49)
– Related amortisation of deferred acquisition costs	**72**	(174)	(16)
– Net unrealised gains (losses) – banking activities	**77**	(210)	(238)
– Taxation	**(24)**	56	92
	62	(132)	(211)
Comprehensive income under US GAAP	**3,509**	(1,656)	1,326
Earnings per share (pence)	**57.9p**	31.5p	29.5p
Diluted earnings per share (pence)	**57.7p**	31.3p	29.2p

* restated (see note 1)

** Significant items affecting the Group's effective tax rate under US GAAP include the fact that tax is levied on UK life assurance and pension businesses under specialised rules not based on the profit and loss account. In addition, under US GAAP a tax provision is required for unrealised gains that are attributable to the policyholders. The amount provided will vary depending upon the fluctuations of the stock market and this movement can result in significant changes in the effective rate of tax.

50 Differences between UK GAAP and US GAAP (continued)

Condensed US GAAP Balance sheet

The following table provides a condensed balance sheet for the Group, incorporating the US GAAP adjustments arising.

	2003 £m	2002* £m
Assets		
Cash and due from banks	**9,364**	8,547
Deposits at interest with banks	**10,219**	11,678
Securities purchased under resale agreements	**2,642**	1,696
Treasury bills and other eligible bills	**530**	1,879
Trading account assets	**36,627**	41,412
Investments	**19,045**	16,635
Loans, net of provisions	**134,043**	134,202
Tangible fixed assets	**3,842**	4,085
Intangible fixed assets:		
– Goodwill	**3,731**	3,981
– Customer related intangibles	**535**	589
– Value of long-term assurance business acquired	**2,094**	2,282
– Pension liability related intangible	**231**	221
Deferred acquisition costs	**1,048**	846
Separate account assets	**22,494**	18,945
Other assets	**4,713**	7,354
Total assets	**251,158**	254,352
Liabilities		
Deposits	**140,451**	141,777
Trading account liabilities	**3,500**	5,583
Debt securities in issue	**25,922**	29,133
Policyholder liabilities	**25,080**	23,763
Undistributed policyholder allocations	**1,772**	1,890
Commitments and contingencies	**216**	192
Deferred tax	**1,444**	1,422
Long-term debt	**11,003**	10,168
Separate account liabilities	**22,494**	18,945
Other liabilities	**7,330**	10,584
Minority interests	**54**	731
Total liabilities	**239,266**	244,188
Shareholders' equity:		
– Common stock	**1,418**	1,416
– Additional paid-in capital	**5,003**	4,848
– Retained earnings	**8,929**	7,634
– Treasury stock	**(193)**	(191)
– Accumulated other comprehensive income	**(3,265)**	(3,543)
Total shareholders' equity	**11,892**	10,164
Total liabilities and shareholders' equity	**251,158**	254,352

* restated (see note 1)

50 Differences between UK GAAP and US GAAP (continued)

Condensed Consolidated statement of cash flows in accordance with SFAS No. 95	2003 £m	2002* £m	2001* £m
Cash flows from operating activities			
Net income before minority interests and effect of accounting changes	**3,299**	1,802	1,692
Adjustments required to reconcile net income to net cash provided by operating activities:			
Amortisation of intangible fixed assets	**338**	918	772
Depreciation of tangible fixed assets	**726**	761	625
Provision for bad and doubtful debts, net of write-offs	**(17)**	354	56
Change in trading account assets	**4,309**	(3,176)	(2,004)
Change in trading account liabilities	**(2,083)**	2,107	174
Change in deferred acquisition costs	**(202)**	(51)	(97)
Change in other assets	**1,760**	(91)	(2,776)
Change in policyholder liabilities	**1,365**	(97)	583
Change in undistributed policyholder allocations	**(118)**	(1,588)	(2,427)
Change in other liabilities	**(2,779)**	(266)	100
Net gain on sale of investment securities	**(89)**	(163)	(183)
Profit on disposal of businesses	**(853)**	–	(39)
Profit on disposal of tangible fixed assets	**(43)**	(47)	(67)
Other, net	**884**	152	(759)
Total adjustments	**3,198**	(1,187)	(6,042)
Net cash provided by (used in) operating activities	**6,497**	615	(4,350)
Cash flows from investing activities			
Change in deposits at interest with banks	**1,587**	102	(986)
Change in securities purchased under resale agreements	**(946)**	(313)	3,554
Change in loans and advances to customers	**(12,342)**	(11,743)	(12,211)
Purchases of investment securities	**(40,763)**	(47,885)	(48,842)
Proceeds from sale and maturity of investment securities	**39,312**	46,880	42,282
Purchases of tangible fixed assets	**(799)**	(1,352)	(1,140)
Proceeds from sale of tangible fixed assets	**330**	359	293
Additions to interests in joint ventures	**(12)**	(21)	(44)
Acquisition of subsidiary undertakings and businesses	**(1,106)**	(117)	(180)
Disposal of subsidiary undertakings and businesses	**2,382**	–	40
Net cash used in investing activities	**(12,357)**	(14,090)	(17,234)
Cash flows from financing activities			
Dividends paid – equity	**(1,908)**	(1,903)	(1,738)
Dividends paid to minorities – equity	**(14)**	(18)	(17)
Dividends paid to minorities – non-equity	**(38)**	(43)	(40)
Cash proceeds from issue of ordinary share capital and sale of treasury stock	**32**	77	194
Issue of long-term debt	**533**	2,120	742
Redemption of long-term debt	**(75)**	(55)	(131)
Minority investment in subsidiaries	**–**	167	–
Change in deposits	**6,388**	7,925	16,458
Change in short-term borrowings	**1,807**	5,969	6,326
Policyholders' deposits	**1,039**	1,602	1,987
Policyholders' withdrawals	**(1,087)**	(1,207)	(1,287)
Net cash provided by financing activities	**6,677**	14,634	22,494
Change in cash and cash equivalents	**817**	1,159	910
Cash and cash equivalents at beginning of period	**8,547**	7,388	6,478
Cash and cash equivalents at end of period	**9,364**	8,547	7,388
Cash paid during the year for income taxes	**784**	951	829
Cash paid during the year for interest	**5,066**	5,321	6,755
Non-cash investing and financing activities:			
Loan notes issued in respect of acquisitions	**–**	–	9

* restated (see note 1)

50 Differences between UK GAAP and US GAAP (continued)

Balance sheet presentation

Certain classification differences exist in financial reporting under UK GAAP and US GAAP. For the Group, such differences primarily arise in the balance sheet and the following comparison lists the line items in which such differences occur.

UK GAAP	US GAAP
Cash and balances at central banks	Cash and due from banks
Items in course of collection from banks	Cash and due from banks
Treasury bills and other eligible bills	Classified as 'Trading account assets' where appropriate
Loans and advances to banks	Loans to banks due on demand classified as 'Cash and due from banks'; Reverse repos classified as 'Securities purchased under resale agreements'
Loans and advances to customers	Reverse repos classified as 'Securities purchased under resale agreements'
Debt securities	Classified as 'Trading account assets' and 'Investments' where appropriate
Equity shares	Classified as 'Trading account assets' and 'Investments' where appropriate
Other assets	Classified as 'Trading account assets' where appropriate
Prepayments and accrued income	Other assets
Items in course of transmission to banks	Cash and due from banks
Debt securities in issue	Classified as 'Trading account liabilities' where appropriate
Other liabilities	Classified as 'Trading account liabilities' where appropriate
Accruals and deferred income	Other liabilities
Other provisions for liabilities and charges	Commitments and contingencies
Subordinated liabilities	Long-term debt
Merger reserve	Classified as 'Additional paid-in capital'
Long-term assurance business	Classifications are discussed on pages 172 to 174

Consolidated statement of cash flows

The Group's UK GAAP cash flow statement on page 94 is prepared under the provisions of FRS 1 (Revised). This is similar in many respects to SFAS No. 95 'Statement of Cash Flows', as amended by SFAS No. 104 'Statement of Cash Flows – Net Reporting of Certain Cash Receipts and Cash Payments and Classification of Cash Flows from Hedging Transactions'. Two principal differences arise between the standards with regard to the definition of cash and the classification of items within the cash flow statement.

FRS 1 (Revised) defines cash as cash in hand and repayable on demand. Under SFAS No. 95, cash and cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to known amounts of cash; and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

For the purposes of SFAS No. 95, the Group's cash and cash equivalents of £9,364 million (2002: £8,547 million; 2001: £7,388 million) comprise items reported under the following UK balance sheet categories: cash and balances at central banks; items in the course of collection from banks; loans and advances to banks repayable on demand and items in the course of transmission to banks. Under UK GAAP the results, assets and liabilities of the long-term assurance business are presented on a one-line basis and accordingly movements in cash flows are aggregated into one line within the reconciliation of operating profit. Under US GAAP, the insurance activities have been disaggregated and accordingly the cash flows have been allocated to the appropriate line items within the cash flow statement. Cash attributable to the long-term assurance business is included within cash and cash equivalents above.

Differences between UK and US GAAP with regard to classification of items within the cash flow statement are summarised below:

Cash flow	Classification under FRS 1 (Revised)	Classification under SFAS No. 95
Net change in loans and advances, including lease financing	Operating activities	Investing activities
Net change in deposits and debt securities in issue	Operating activities	Financing activities
Dividends paid to equity and non-equity minority interests	Returns on investments and servicing of finance	Financing activities
Tax paid	Taxation	Operating activities
Capital expenditure and financial investment	Capital expenditure and financial investment	Investing activities
Purchases/proceeds from disposal of subsidiary and associated undertakings	Acquisitions and disposals	Investing activities
Dividends paid – equity	Equity dividends paid	Financing activities

Under FRS 1 (Revised), transactions designated as hedges are reported under the same heading as the related assets or liabilities. The restrictions in respect of cash and balances at central banks are disclosed on page 145.

50 Differences between UK GAAP and US GAAP (continued)

Notes to the UK/US GAAP reconciliation

a Goodwill and customer related intangible assets

Under UK GAAP on 1 January 1998, the Group adopted FRS 10, 'Goodwill and Intangible Assets'. In respect of acquisitions since 1 January 1998, goodwill is included in the consolidated balance sheet under intangible fixed assets and amortised over its estimated useful economic life on a straight-line basis. Prior to 1 January 1998, the Group charged goodwill directly against reserves. In the case of the acquisition of Scottish Widows in 2000, in view of the strength of the Scottish Widows brand and the position of the business as one of the leading providers of life, pensions, unit trust and fund management products, the directors consider that it is appropriate to assign an indefinite life to the goodwill. This goodwill is not being amortised through the profit and loss account; however it is subjected to annual impairment reviews in accordance with FRS 11 'Impairment of Fixed Assets and Goodwill'. Should any impairment be identified, it would be charged to the profit and loss account immediately.

Under US GAAP, from 1 January 2002 the Group adopted the remaining provisions of SFAS No. 142 and accordingly all goodwill arising in respect of acquisitions is capitalised but no longer amortised and is subject to regular review for impairment; in periods prior to 1 January 2002, goodwill arising in respect of acquisitions was amortised over periods of up to 20 years. Goodwill amortised prior to the full adoption of SFAS No. 142 is not permitted to be reinstated.

The Group has performed the required impairment tests under UK and US GAAP and no impairments were recorded against goodwill during 2002 or 2003.

The treatment of the Group's major acquisitions is detailed below:

Abbey Life

In 1988, Lloyds Bank Plc transferred a minority interest in five businesses to Abbey Life Group plc, a life insurance company, in return for a majority interest in the enlarged Abbey Life Group. Under UK GAAP, this transaction was accounted for as a merger. Under US GAAP, the same transaction would be accounted for as an acquisition. Accordingly the net assets of Abbey Life Group plc (later renamed Lloyds Abbey Life plc) have been fair valued in accordance with US GAAP and a purchase price determined based on the fair value of the minority interest transferred. In 1996, Lloyds TSB Group plc acquired the remaining minority interest in Lloyds Abbey Life plc. Under UK and US GAAP the transaction is treated as an acquisition. However, certain differences arise under US GAAP regarding the determination of fair value of life insurance companies and accordingly an adjustment has been made for the items affected.

Cheltenham & Gloucester

Under UK and US GAAP, the purchase of the business of Cheltenham & Gloucester Building Society by Lloyds Bank Plc in August 1995 is treated as an acquisition. Certain differences arise under US GAAP regarding the fair value of the net assets. In addition, the net assets acquired include £521 million relating to customer related intangibles, which has been amortised over 7 years.

TSB Group plc

The business combination of Lloyds Bank Plc and TSB Group plc in December 1995 was accounted for as a merger as permitted under UK GAAP at that time, although legally TSB Group plc was deemed to have acquired Lloyds Bank Plc. Under US GAAP, the same transaction would have been accounted for as an acquisition of TSB Group plc by Lloyds Bank Plc. Accordingly, for US GAAP, the net assets of TSB Group plc have been fair valued as at the date of the business combination and a purchase price determined based on the value of TSB Group plc shares at that time. The net assets include £1,596 million relating to customer related intangibles, which is being amortised over 11 years.

Scottish Widows

In March 2000, the Group acquired the business of Scottish Widows' Fund and Life Assurance Society, a life insurance and pensions provider. Under UK and US GAAP, the purchase is treated as an acquisition. However certain differences arise under US GAAP regarding the determination of fair value of the life insurance business, and certain other differences between UK and US GAAP such as the treatment of pensions and own shares, for which adjustments have been made.

50 Differences between UK GAAP and US GAAP (continued)

The movement in US GAAP goodwill is summarised as follows:

	2003 UK GAAP £m	2003 US GAAP adjustment £m	2003 US GAAP £m	2002 UK GAAP £m	2002 US GAAP adjustment £m	2002 US GAAP £m
Cost						
Balance at 1 January	**2,771**	**2,325**	**5,096**	2,640	2,348	4,988
Exchange and other adjustments	**32**	**11**	**43**	28	(36)	(8)
Change in accounting principle	**–**	**–**	**–**	–	23	23
Acquisitions	**96**	**(96)**	**–**	103	(10)	93
Disposals	**(273)**	**(84)**	**(357)**	–	–	–
Balance at 31December	**2,626**	**2,156**	**4,782**	2,771	2,325	5,096
Amortisation						
Balance at 1 January	**(137)**	**(978)**	**(1,115)**	(74)	(1,036)	(1,110)
Exchange and other adjustments	**(9)**	**(3)**	**(12)**	(4)	9	5
Change in accounting principle	**–**	**–**	**–**	–	(10)	(10)
Charge for the year	**(51)**	**51**	**–**	(59)	59	–
Disposals	**84**	**(8)**	**76**	–	–	–
Balance at 31 December	**(113)**	**(938)**	**(1,051)**	(137)	(978)	(1,115)
Net book value	**2,513**	**1,218**	**3,731**	2,634	1,347	3,981

The movement in goodwill by segment is as follows:

	Balance at 1 January £m	Exchange movements £m	Disposals £m	Balance at 31 December £m
UK Retail Banking and Mortgages	**660**	**–**	**–**	**660**
Insurance and Investments	**2,194**	**–**	**–**	**2,194**
Wholesale and International Banking	**1,127**	**31**	**(281)**	**877**
	3,981	**31**	**(281)**	**3,731**

In 2002, the unamortised deferred credit of £13 million in respect of negative goodwill was, under the transitional provisions of SFAS No. 141, written off and recognised in the income statement as the effect of a change in accounting principle.

Net income and earnings per share amounts for the years ended 31 December 2003, 2002 and 2001, adjusted to exclude the amortisation expenses related to goodwill assets which are no longer amortised, are as follows:

	Net income (£m)			Basic earnings per share (pence)			Diluted earnings per share (pence)		
	2003	2002	2001	**2003**	2002	2001	**2003**	2002	2001
Amounts as reported	**3,231**	1,753	1,635	**57.9**	31.5	29.5	**57.7**	31.3	29.2
Add back goodwill amortisation	**–**	–	248	**–**	–	4.5	**–**	–	4.5
Adjusted amounts	**3,231**	1,753	1,883	**57.9**	31.5	34.0	**57.7**	31.3	33.7

Under US GAAP, the intangible asset representing the value of customer relationships associated with an acquisition is capitalised separately and amortised in the consolidated income statement over the estimated average life of the customer relationships. At 31 December 2003, the weighted average remaining life of those relationships is estimated as 4 years.

	2003 £m	2002 £m
Customer related intangible assets		
Balance at 1 January	**589**	772
Additions	**96**	10
Amortisation	**(150)**	(193)
Balance at 31 December	**535**	589

Over the next 5 years, estimated amortisation is expected to be:

2004: £157 million

2005: £157 million

2006: £156 million

2007: £11 million

2008: £10 million

50 Differences between UK GAAP and US GAAP (continued)

b Profit on sale of businesses

As discussed in note 6, Lloyds TSB Group disposed of its interest in the National Bank of New Zealand, its operations in France and certain of its interests in Brazil during 2003.

Under UK GAAP, upon disposal of a business or undertaking, goodwill written off directly against reserves prior to the implementation of FRS 10 'Goodwill and Intangible Assets', is included in the Group's share of the net assets of the business or undertaking in the calculation of the profit or loss on disposal.

Under US GAAP, all goodwill is capitalised and, up to 31 December 2002, amortised over its estimated useful life. From 1 January 2003, goodwill is no longer amortised but instead subject to impairment testing. Upon disposal of a business or undertaking, the goodwill is included in the calculation of the profit or loss on disposal. Compared to the treatment under UK GAAP, the effect of this is to increase the profits, or reduce the losses, arising on the sale of those businesses before the implementation of FRS 10.

The difference between the profit on disposal under UK GAAP and that recorded under US GAAP is analysed as follows:

	£m
Differences in the net book value of goodwill	**(89)**
Other UK/US GAAP accounting differences	**(6)**
Exchange adjustments	**107**
Reduction in profit on disposal	**12**

Summarised financial information, prepared in accordance with US GAAP, is as follows:

	2003 £m	2002 £m	2001 £m
Total revenues, net of interest expense	**705**	640	588
Income from discontinued operations	**354**	311	233
Profit on sale of businesses	**853**	–	39
Provision for income tax	**(89)**	(81)	(81)
	1,118	230	191

The following is a summary of the US GAAP assets and liabilities of the discontinued operations as at the date of disposal.

	2003 £m
Cash	**52**
Investments	**110**
Trading assets	**744**
Loans	**14,805**
Goodwill	**281**
Other assets	**1,077**
Total assets	**17,069**
Deposits	**8,891**
Debt securities in issue	**5,108**
Long-term debt	**206**
Other liabilities	**1,390**
Shareholders' equity	**1,474**
Total liabilities	**17,069**

c Pension and other post-retirement costs

The measurement of the US GAAP pension cost is undertaken in accordance with the requirements of SFAS No. 87 and SFAS No. 109. The disclosures reflect the amendments arising from SFAS No. 132 'Employers' Disclosures about Pensions and Other Postretirement Benefits' (revised 2003).

For the reconciliations below, the Group has applied SFAS No. 87 to the Lloyds TSB Group Pension Schemes No's 1 and 2 with effect from 31 December 1997 as it was not feasible to apply it as of January 1989, the date specified in the standard. The Scottish Widows pension scheme has been included from 3 March 2000, the date of acquisition.

50 Differences between UK GAAP and US GAAP (continued)

Other post-retirement costs include a liability of £87 million (2002: £83 million) in respect of post-retirement healthcare.

Pension expense

The components of the defined benefit pension expense which arise under US GAAP are estimated as:

	2003 £m	2002 £m	2001 £m
Service cost	**267**	256	212
Interest cost	**670**	655	545
Expected return on plan assets	**(797)**	(817)	(778)
Net amortisation and deferral	**3**	(79)	(89)
Net pension charge (credit)	**143**	15	(110)
Net charge recognised under UK GAAP	**286**	128	22
US GAAP adjustment	**(143)**	(113)	(132)

Obligations and funded status	2003 £m	2002 £m
Change in plan assets		
Plan assets at fair value as at 1 January	**9,095**	11,335
Exchange and other movements	**(65)**	–
Actual return on plan assets	**1,838**	(1,905)
Employer contributions	**138**	37
Benefits paid	**(398)**	(372)
Plan assets at fair value at 31 December	**10,608**	9,095
Change in projected benefit obligation		
Projected benefit obligation as at 1 January	**12,183**	11,020
Exchange and other movements	**(99)**	–
Service cost	**267**	256
Interest cost	**670**	655
Amendments	**37**	59
Net actuarial loss	**1,114**	565
Benefits paid	**(398)**	(372)
Projected benefit obligation at 31 December	**13,774**	12,183
Funded status	**(3,166)**	(3,088)
Unrecognised net actuarial loss	**5,454**	5,529
Unrecognised prior service cost	**233**	221
Unrecognised transition asset	**–**	(107)
Accrued/prepaid	**2,521**	2,555
Accrued benefit cost	**(2,315)**	(2,312)
Intangible asset recognised	**231**	221
Accumulated other comprehensive income	**4,605**	4,646
Net amount recognised	**2,521**	2,555
Accrued benefit cost, net of intangible asset recognised under US GAAP	**(2,084)**	(2,091)
Accrued liability recognised under UK GAAP	**3,055**	2,931
US GAAP adjustment	**971**	840

Accumulated benefit obligations

The accumulated benefit obligations for all defined benefit pension schemes were £12,924 million at 31 December 2003 (2002: £11,407 million).

Information for pension plans with an accumulated benefit obligation in excess of plan assets is presented in aggregate below:

	2003 £m	2002 £m
Projected benefit obligation	**13,168**	11,881
Accumulated benefit obligation	**12,468**	11,170
Fair value of plan assets	**10,227**	8,933

50 Differences between UK GAAP and US GAAP (continued)

The additional minimum pension liability arising on these plans of £4,836 million (2002: £4,867 million) has been recognised in accumulated other comprehensive income, net of the related intangible asset of £231 million (2002: £221 million) and deferred taxes of £1,381 million (2002: £1,369 million).

Assumptions

The financial assumptions used to calculate the projected benefit obligation at 31 December 2003 and 2002 are as follows:

	2003 %	2002 %
Discount rate	**5.40**	5.60
Expected rate of salary increases	**4.04**	3.83
Rate of pension increases	**2.50**	2.30

The financial assumptions used to determine net cost for the year ended 31 December 2003, 2002 and 2001 are as follows:

	2003 %	2002 %	2001 %
Discount rate	**5.60**	6.00	6.00
Expected return on assets	**6.60**	6.60	6.60
Expected rate of salary increases	**3.83**	4.04	3.53
Rate of pension increases	**2.30**	2.50	2.50

The overall expected return on assets assumption has been determined with the aim of reflecting the average rate of growth expected on the funds invested. In deriving this return the aim is to use a stable, realistic long-term rate of return. In any year, it is considered whether the rate of return is reasonable having regard to the weighted average of the expected returns from each of the main asset classes adjusted to allow for any difference between the levels of the fair value and market related value of assets.

The expected return for each asset class reflects a combination of historical performance analysis, the forward looking views of the financial markets (as suggested by the yields available) and the views of investment organisations. Consideration is also given to the rate of return expected to be available for reinvestment.

Assets

The assets of the pension schemes are invested primarily in equities and fixed interest securities. In accordance with SFAS No. 87, the excess of the plan assets over the projected benefit obligation at the transition date (1 January 1998) is recognised as a reduction to pension expense on a prospective basis over approximately 15 years, which was the average remaining service period of employees expected to receive benefits under the plans.

The pension schemes' asset allocation at 2003 and 2002 and the target allocation for 2004 is as follows:

	Fair value of plan assets at 31 December 2003 %	Fair value of plan assets at 31 December 2002 %	Target allocation 2004 %
Equities	**70.3**	79.0	70.0
Debt securities	**20.1**	11.5	20.0
Property	**6.7**	8.7	8.0
Other	**2.9**	0.8	2.0
	100.0	100.0	100.0

The principal investment objective is to hold suitable assets of appropriate liquidity which will generate income and capital growth to meet, together with new contributions from members and the employer, the cost of current and future benefits which the scheme provides.

Following an asset-liability modelling study conducted in 2002, the trustees of Lloyds TSB Group Pension Schemes No's. 1 and 2 considered the target asset allocation in the table above to be appropriate for the purposes of meeting this long-term objective. In determining this allocation, the trustees had regard to the benefits of diversification, the historical rates of return earned, their expected future returns and the expected short-term volatility of each asset class.

The trustees have taken advice from the Scheme Actuary and investment consultant to ensure that this target allocation is suitable for the schemes given their liability profiles. A number of investment managers have been employed to manage the schemes' assets and each has been given a specific benchmark and performance objective.

The approach taken by the trustees of Lloyds TSB Group Pension Schemes No's. 1 and 2 is similar to that taken by the trustees of the other Lloyds TSB Group pension schemes.

Employers' contributions

Employers' contributions were £138 million during 2003 (2002: £37 million). Employers' contributions are expected to be approximately £375 million during 2004.

50 Differences between UK GAAP and US GAAP (continued)

d Share compensation schemes

In accordance with SFAS No. 123 the Group accounts for share compensation schemes based on their estimated fair value at the date of grant. The following disclosures only reflect options granted from 1 January 1995 onwards. In the initial phase-in period, the amounts will not be representative of the effect on reported net income for future years. The SFAS No. 123 charge for the fair value of share options issued since 1 January 1996 is:

	2003 £m	2002 £m	2001 £m
Balance at 1 January	**(208)**	(164)	(118)
Charge for options granted in year	**(17)**	(9)	(9)
Charge for options granted in prior years	**(96)**	(35)	(37)
Total charge for the year	**(113)**	(44)	(46)
Balance at 31 December	**(321)**	(208)	(164)

During the period from 1 January 1995 to 31 December 2003 the Group operated the following stock compensation plans:

Executive scheme

The Executive share option schemes are long-term incentive schemes and are available to certain senior executives of the Group, with grants usually made annually. Options are granted within limits set by the rules of the schemes. These limits relate to the number of shares under option and the price payable on the exercise of options. From 18 April 2001, the aggregate value of the award based upon the market price at the date of grant must not exceed four times the executive's annual remuneration and, normally, the limit for the grant of options to an executive in any one year would be equal to 1.5 times annual salary with a maximum performance multiplier of 3.5. Prior to 18 April 2001, the normal limit was equal to one year's remuneration and no performance multiplier was applied.

Options are normally exercisable between three and ten years from the date of grant. However, the exercise of the options is subject to the satisfaction of the following performance conditions:

For options granted after March 2001

The performance condition is linked to the performance of Lloyds TSB Group plc's total shareholder return (calculated by reference to both dividends and growth in share price) against a comparator group of 17 companies including Lloyds TSB Group plc.

The performance condition is measured over a three year period commencing at the end of the financial year preceding the grant of the option and continuing until the end of the third subsequent year. If the performance condition is not then met, it will be measured at the end of the fourth financial year. If the condition has not then been met, the options will lapse.

To meet the performance conditions, the Group's ranking against the comparator group must be at least ninth. The full grant of options will only become exercisable if the Group is ranked first. A performance multiplier will be applied below this level to calculate the number of shares in respect of which options granted to executive directors will become exercisable, and will be calculated on a sliding scale. If Lloyds TSB Group plc is ranked below median the options will not become exercisable.

Options granted to senior executives other than executive directors are not so highly leveraged and as a result, different performance multipliers are applied to their options. For the majority of executives, options are granted with the performance condition but no performance multiplier.

For options granted up to March 2001

Options granted	*Performance conditions*
Prior to March 1996	None
March 1996 – August 1999	That Lloyds TSB Group plc's ranking based on shareholder return (calculated by reference to both dividends and growth in share price) over the relevant period should be in the top fifty companies of the FTSE 100 and that there must have been growth in earnings per share which is equal to the aggregate percentage change in the Retail Price Index plus two percentage points for each complete year of the relevant period.
March 2000 – March 2001	As for March 1996 – August 1999 except that there must have been growth in the earnings per share equal to the change in the Retail Price Index plus three percentage points for each complete year of the relevant period.

In respect of options granted between March 1996 and March 2001, the relevant period for the performance conditions begins at the end of the financial year of the date of grant and will continue until the end of the third financial year following commencement or, if not met, the end of such later year in which the conditions are met. Once the conditions have been satisfied the options will remain exercisable without further conditions. If they are not satisfied by the tenth anniversary of the grant the option will lapse.

The effect of the performance conditions on the value of the executive share options has been determined by assuming that the earnings per share condition will be satisfied at all times and by using a stochastic projection model to determine the effect of the market-based condition. The compensation cost accrued in the US GAAP financial statements has therefore been based on a best estimate of the number of options that are likely to vest. To the extent that actual forfeitures are different from the estimate, the calculation of the compensation cost will be revised as appropriate.

50 Differences between UK GAAP and US GAAP (continued)

As at 31 December 2003, no options granted under the Executive share scheme have lapsed as a result of a failure to satisfy the performance conditions.

Executive scheme	**2003 Number of options**	**2003 Weighted average exercise price (pence)**	2002 Number of options	2002 Weighted average exercise price (pence)	2001 Number of options	2001 Weighted average exercise price (pence)
Outstanding at 1 January	**20,990,641**	**670.58**	15,153,496	651.07	11,216,636	615.23
Granted	**13,405,502**	**393.63**	6,940,024	711.53	6,067,500	687.22
Exercised	**(57,092)**	**254.00**	(369,721)	420.49	(1,196,024)	387.11
Forfeited	**(1,338,146)**	**636.51**	(733,158)	781.17	(934,616)	793.48
Outstanding at 31 December	**33,000,905**	**560.18**	20,990,641	670.58	15,153,496	651.07

The weighted average fair value of options granted in the year was £0.62 (2002: £1.41; 2001: £1.50). Of the options outstanding at 31 December 2003 6,930,536 were exercisable (2002: 4,409,916; 2001: 3,789,890) and had a weighted average exercise price of £6.24 (2002: £6.84; 2001: £6.04).

Share retention plan

In 2001, the Group adopted the Lloyds TSB Group plc Share Retention Plan. Options granted under this scheme are not subject to any performance conditions. The option granted in 2001 was made specifically to facilitate the recruitment of Mr Daniels, has a total exercise price of £1, and will be exercisable in the six month period beginning 31 December 2004.

Share retention plan	**2003 Number of shares**
Outstanding at 1 January and 31 December	**216,763**

The weighted average remaining vesting period as at 31 December 2003 was 1 year.

Lloyds TSB Group plc Share Plan 2003

In March 2003, the Group adopted the Lloyds TSB Group plc Share Plan 2003. Options granted under this scheme are not subject to any performance conditions. The option granted in 2003 was made specifically to facilitate the recruitment of Mr Targett, has a total exercise price of £1, and will be exercisable in the six month period beginning 31 December 2005.

Lloyds TSB Group plc Share Plan 2003	**2003 Number of shares**
Outstanding at 1 January	**–**
Granted in the year	**331,125**
Outstanding at 31 December	**331,125**

The weighted average remaining vesting period as at 31 December 2003 was 2 years.

Save-As-You-Earn scheme

Eligible employees may enter into contracts through the Save-As-You-Earn (SAYE) scheme to save up to £250 per month and, at the expiry of a fixed term of three or five years, have the option to use these savings within six months of the expiry of the fixed term to acquire shares in the Group at a discount, which is currently 20 per cent of the market price at the date the options were granted. Grants in periods up to 31 December 2001 also had options exercising after seven years.

SAYE scheme	**2003 Number of options**	**2003 Weighted average exercise price (pence)**	2002 Number of options	2002 Weighted average exercise price (pence)	2001 Number of options	2001 Weighted average exercise price (pence)
Outstanding at 1 January	**104,548,147**	**489.55**	106,806,493	479.30	136,169,743	404.03
Granted	**100,863,926**	**289.23**	35,113,451	508.28	23,850,747	548.29
Exercised	**(4,267,120)**	**355.14**	(18,847,753)	409.39	(44,897,336)	283.69
Forfeited/cancelled	**(76,461,524)**	**483.43**	(18,524,044)	547.53	(8,316,661)	500.73
Outstanding at 31 December	**124,683,429**	**335.85**	104,548,147	489.55	106,806,493	479.30

The weighted average fair value of options granted in the year was £0.85 (2002: £1.75; 2001: £2.24). Of the options outstanding at 31 December 2003 3,422,122 were exercisable (2002: 3,923,030; 2001: 1,411,511) and had a weighted average exercise price of £5.60 (2002: £5.87; 2001 £3.81). In 2003 cancellations of approximately 56 million shares (2002: approximately 14 million; 2001: approximately 6 million) are included in the above amounts.

50 Differences between UK GAAP and US GAAP (continued)

The ranges of exercise prices, weighted average fair values and weighted average contractual life for the options granted under the Executive and SAYE schemes outstanding at 31 December 2001, 2002 and 2003 are shown in the table below:

	2003 Executive	**2003 SAYE**	2002 Executive	2002 SAYE	2001 Executive	2001 SAYE
Exercise price (pence)	**242.50-887.50**	**253.00-768.00**	242.50-887.50	160.40-768.00	242.50-887.50	160.40-768.00
Fair value (pence)	**62-209**	**85-295**	63-209	67-295	63-209	67-295
Weighted average remaining life (years)	**7.8**	**3.5**	7.7	2.8	7.9	2.8

The ranges of exercise prices, weighted average exercise prices, weighted average remaining contractual life and number of options outstanding at 31 December 2003 for the Executive and SAYE schemes are as follows:

	Executive scheme			SAYE scheme		
Exercise price range	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options
£2 to £3	**244.61**	**1.18**	**332,406**	**284.01**	**3.93**	**89,985,987**
£3 to £4	**386.81**	**8.93**	**12,206,579**	**348.00**	**4.15**	**8,038,508**
£4 to £5	**430.00**	**9.62**	**1,529,464**	**450.60**	**2.27**	**14,007,067**
£5 to £6	**541.84**	**5.64**	**3,949,876**	**546.15**	**2.07**	**10,016,981**
£6 to £7	**661.44**	**7.29**	**4,085,411**	**632.00**	**0.35**	**1,824,533**
£7 to £8	**720.07**	**8.06**	**8,656,469**	**722.16**	**1.12**	**810,353**
£8 to £9	**870.27**	**4.73**	**2,240,700**	**–**	**–**	**–**

The fair value calculations are based on the following assumptions:

	Executive	SAYE
Risk-free interest rate	**3.80%**	**3.86%**
Expected life	**5 years**	**3 or 5 years**
Expected volatility	**38%**	**38%**
Expected dividend yield	**6.40%**	**6.40%**

Details of options outstanding in respect of stock compensation plans operated prior to 1 January 1995 are as follows:

2003	Number of options at 31 December	Weighted average option price at 31 December (pence)	Number of shares as to which options were exercisable at 31 December	Number of options lapsed during year	Number of options exercised during year	Weighted average exercise price (pence)
Lloyds TSB Group plc Executive Share Option Scheme (1989)	**–**	**–**	**–**	**–**	**48,680**	**162.50**
Lloyds TSB Group plc Executive Share Option Scheme	**87,889**	**282.50**	**87,889**	**–**	**23,008**	**–**
Lloyds Bank Plc Senior Executives' UK Share Option Scheme 1987	**52,728**	**200.70**	**52,728**	**–**	**35,152**	**201.60**
	140,617		**140,617**	**–**	**106,840**	

2002	Number of options at 31 December	Weighted average option price at 31 December (pence)	Number of shares as to which options were exercisable at 31 December	Number of options lapsed during year	Number of options exercised during year	Weighted average exercise price (pence)
Lloyds TSB Group Staff Share Save Scheme	–	–	–	28,086	37,869	161.0
Lloyds TSB Group plc Executive Share Option Scheme (1989)	48,680	207.0	48,680	–	40,566	141.7
Lloyds TSB Group plc Executive Share Option Scheme	110,897	282.5	110,897	–	26,671	282.5
Lloyds Bank Plc Senior Executives' UK Share Option Scheme 1987	87,880	200.7	87,880	–	35,152	200.6
Lloyds TSB Group Rollover Scheme (formerly Lloyds Abbey Life)	–	–	–	–	18,678	146.6
	247,457		247,457	28,086	158,936	

50 Differences between UK GAAP and US GAAP (continued)

e Earnings per share

Basic earnings per share under US GAAP differ from UK GAAP (see note 12) only to the extent that income calculated under US GAAP differs from UK GAAP.

Diluted earnings per share measures the effect that existing share options would have on the basic earnings per share if they were to be exercised, by increasing the number of ordinary shares, although any options that are anti-dilutive are excluded from this calculation. An option is considered anti-dilutive when the value of the exercise price exceeds the market price. Under US GAAP certain incentive plan shares, for which the trustees have waived all dividend and voting rights, have also been included in the calculation of diluted earnings per share.

	2003	2002	2001
Basic			
Net income (US GAAP)	**£3,231m**	£1,753m	£1,635m
Weighted average number of ordinary shares in issue	**5,581m**	5,570m	5,533m
Earnings per share	**57.9p**	31.5p	29.5p
Diluted			
Net income (US GAAP)	**£3,231m**	£1,753m	£1,635m
Weighted average number of ordinary shares in issue	**5,600m**	5,600m	5,595m
Earnings per share	**57.7p**	31.3p	29.2p

The weighted average number of anti-dilutive shares excluded from the calculation of diluted earnings per share was 71 million at 31 December 2003 (2002: 17 million; 2001: 9 million).

f Derivatives

Under UK GAAP, the Group uses a variety of financial instruments to hedge exposures in its banking book; these hedges are accounted for on an accruals basis, in line with the underlying instruments being hedged. Any gains or losses that would arise if these instruments were carried at market value are therefore not recognised.

For the purposes of US GAAP, the Group believes that derivatives that are hedges under UK GAAP do not qualify for hedge accounting under the provisions of SFAS No. 133; prior to the adoption of SFAS No. 133, such exposures did not qualify for hedge accounting under US GAAP either and therefore there was no transition adjustment in respect of SFAS No. 133. Accordingly these exposures have been marked to market, with the resulting gains and losses taken directly to income. In addition, an adjustment to measure embedded derivatives that are not deemed to be clearly and closely related to the underlying host contract at their fair value has been included within unrecognised gains and losses during the year. The movement in the US GAAP adjustment arising is summarised below:

	2003 £m	2002 £m	2001 £m
Balance at 1 January	**(98)**	(417)	(251)
Exchange and other adjustments	**(10)**	14	(6)
Net losses recognised in the year	**150**	396	230
Unrecognised gains (losses) arising during the year	**22**	(91)	(390)
	172	305	(160)
Adjustments on disposal of businesses	**12**	–	–
Balance at 31 December	**76**	(98)	(417)

These activities are discussed more fully on pages 53 to 55 and in note 47 on page 137.

The application of EITF 02-3 'Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities', which does not allow the recognition of an unrealised gain or loss at the inception of a derivative contract unless the models used to value these contracts use market observable inputs, has not had an impact on Lloyds TSB Group's US GAAP financial statements. The fair value of these contracts is calculated using quoted prices in an active market or prices where the fair value is determined using a valuation technique that incorporates observable market data.

50 Differences between UK GAAP and US GAAP (continued)

g Investment securities

Under UK GAAP investment securities are held at amortised cost except within the long-term insurance businesses where the securities are held at market value, with unrealised gains and losses taken to the income statement in the period to which they relate.

Under SFAS No. 115 all debt securities and equity shares are classified and disclosed as either held-to-maturity, available-for-sale or trading. Those classified as held-to-maturity are measured at amortised cost. Available-for-sale securities are measured at fair value with unrealised gains and losses excluded from the income statement and reported net of tax and minority interests as a separate component of other comprehensive income. Trading securities are measured at fair value with unrealised gains and losses included in the income statement. Debt securities and equity shares categorised as available-for-sale under US GAAP give rise to an adjustment to accumulated other comprehensive income as detailed on page 153.

The disclosures for investment securities in the tables below include those held within the banking business as reported in notes 18 and 19 and those held within the insurance business. Securities held by the general insurance business are included within notes 18 and 19 under UK GAAP; for the purposes of US GAAP they are classified within insurance activities. At 31 December 2003, the book and market values of these securities were £396 million (2002: £297 million). The Group had no held-to-maturity securities at 31 December 2003 or 31 December 2002.

	2003 £m	2002 £m
Proceeds from sales and maturities of available-for-sale investment debt securities and equity shares	**14,448**	15,502
Gross realised gains	**(136)**	(197)
Gross realised losses	**47**	34
Net amount sold	**14,359**	15,339

Realised gains and losses are computed using the weighted average cost method. Gross gains of £13 million (2002: £nil) were recorded on securities transferred from available-for-sale to trading.

2003	Amortised cost £m	Gross unrealised gains £m	Gross unrealised losses £m	Carrying value £m
Available-for-sale investment securities:				
UK government	**734**	**46**	**(3)**	**777**
Securities of the US treasury and US government agencies	**1,624**	**13**	**(11)**	**1,626**
European governments	**15**	**1**	**–**	**16**
Other government securities	**807**	**22**	**(3)**	**826**
Other public sector securities	**75**	**1**	**(2)**	**74**
Bank and building society certificates of deposit	**2,515**	**–**	**–**	**2,515**
Corporate debt securities	**5,483**	**152**	**(33)**	**5,602**
Mortgage backed securities	**2,211**	**2**	**(1)**	**2,212**
Other asset backed securities	**3,942**	**12**	**(3)**	**3,951**
Other debt securities	**1,313**	**3**	**(1)**	**1,315**
Debt securities	**18,719**	**252**	**(57)**	**18,914**
Equity shares	**35**	**97**	**(1)**	**131**
	18,754	**349**	**(58)**	**19,045**
Of which:				
Banking	**13,380**	**133**	**(24)**	**13,489**
Insurance	**5,374**	**216**	**(34)**	**5,556**
	18,754	**349**	**(58)**	**19,045**

At 31 December 2003, the aggregate amount of unrealised losses outstanding for less than 12 months was £40 million, and related to investment securities with a fair value of £651 million; the aggregate amount of unrealised losses outstanding for more than 12 months was £18 million, and related to investment securities with a fair value of £206 million. These are generally corporate and government securities and the changes in fair value are primarily caused by movements in interest rates rather than movements in credit ratings. Accordingly, Lloyds TSB Group considers that these unrealised losses are temporary in nature and accordingly no charge has been made for other-than-temporary impairment. The amortised cost includes provisions of £105 million that have been raised under UK GAAP; these provisions are considered as permanent under US GAAP and no further provisions are deemed necessary.

50 Differences between UK GAAP and US GAAP (continued)

2002	Amortised cost £m	Gross unrealised gains £m	Gross unrealised losses £m	Carrying value £m
Available-for-sale investment securities:				
UK government	622	54	–	676
Securities of the US treasury and US government agencies	1,740	3	(7)	1,736
European governments	106	–	–	106
Other government securities	1,159	928	(874)	1,213
Other public sector securities	70	3	–	73
Bank and building society certificates of deposit	3,147	1	–	3,148
Corporate debt securities	4,288	157	(25)	4,420
Mortgage backed securities	893	–	(1)	892
Other asset backed securities	2,817	12	(9)	2,820
Other debt securities	1,478	9	(3)	1,484
Debt securities	16,320	1,167	(919)	16,568
Equity shares	38	34	(5)	67
	16,358	1,201	(924)	16,635
Of which:				
Banking	11,603	931	(899)	11,635
Insurance	4,755	270	(25)	5,000
	16,358	1,201	(924)	16,635

	Due within 1 year £m	Due between 1 and 5 years £m	Due between 5 and 10 years £m	Due over 10 years £m	No fixed maturity £m	Total £m
Maturity of investment debt securities:						
2003						
Available-for-sale						
Amortised cost	**3,011**	**7,121**	**4,361**	**4,078**	**148**	**18,719**
Fair value	**3,010**	**7,100**	**4,433**	**4,216**	**155**	**18,914**
2002						
Available-for-sale						
Amortised cost	3,833	4,941	3,837	3,471	238	16,320
Fair value	3,847	4,941	3,873	3,657	250	16,568

h Own shares

Additional own shares held of £154 million at 31 December 2003 (2002: £166 million) have been netted off against Additional Paid-in Capital within Shareholders' equity in accordance with ARB No. 51. This relates to the amount of Lloyds TSB Group plc shares held within the long-term assurance funds that have not been deducted from equity under UK GAAP.

50 Differences between UK GAAP and US GAAP (continued)

i Deferred taxation

In accordance with the provisions of SFAS No. 109, the US GAAP deferred tax liability is:

	2003 £m	2002 £m
Deferred tax liabilities		
Assets used in the business	**10**	(21)
Assets leased to customers	**1,593**	1,696
Transfers from long-term business fund (see note 9)	**110**	–
Value of business acquired	**496**	543
Deferred acquisition costs	**267**	209
Pension profit recognition	**50**	167
Other	**263**	277
Total liabilities	**2,789**	2,871
Deferred tax assets		
Goodwill	**(315)**	(335)
Loan loss allowance	**(122)**	(104)
Tax losses:		
– Pensions business	**(1,353)**	(1,362)
– Other	**(394)**	(265)
Specific loan loss allowance	**(22)**	(67)
Pension schemes	**(508)**	(602)
Unrealised losses on trading securities	**(15)**	(20)
Other	**(317)**	(421)
Total assets	**(3,046)**	(3,176)
Valuation allowance	**1,701**	1,727
	1,444	1,422

Valuation allowance

Scottish Widows has a significant with-profits pensions business. This business is subject to UK corporation tax on the basis of a notional return determined by the UK taxation authorities. To the extent that the actual return from the business is less than the notional return, tax losses accumulate which may be carried forward and offset against excess returns in future years. The value of these losses at 31 December 2003 was £1,140 million (2002: £1,170 million). Excess returns do not occur regularly and are only likely to be triggered in the future if interest rates increase significantly or there is significant volatility in the markets or the actuarial valuation basis alters significantly. Given the current low interest rate environment and in view of the fact that the actuarial valuation basis is currently considered unlikely to alter significantly, in the opinion of management it is more likely than not that these losses will not be realised and therefore a full valuation allowance has been established against this balance.

A further valuation allowance of £246 million (2002: £222 million) has been established against other tax losses which are not expected to be utilised in the foreseeable future. Under UK tax legislation, certain capital losses may only be offset against taxable gains of a particular type and consequently the associated deferred tax assets are less certain of realisation. Assessments have been made as to the likelihood of gains arising that can be offset against these losses and, to the extent that it is more likely than not that these losses will not be realised, appropriate valuation allowances have been established. In relation to other tax losses, the pattern of utilisation of losses over previous years has been reviewed together with gains that may be realised in the foreseeable future and an appropriate valuation allowance established to the extent that it is more likely than not that these losses will not be realised.

A deferred tax asset of £315 million (2002: £335 million) has been recognised as a result of the different accounting and tax treatments for goodwill arising upon acquisition of companies and businesses. There is currently no expectation that these businesses will be disposed of and therefore in the opinion of management it is more likely than not that these losses will not be realised. Accordingly, a full valuation allowance has been established against this balance.

Tax losses

The Group has the following tax losses available to be carried forward and offset against the future taxable profits of certain subsidiaries. The majority of the losses may be carried forward indefinitely.

	2003 £m	2002 £m
Trading losses	**1,741**	1,340
Capital losses	**1,082**	786
Pensions business	**3,800**	3,900
	6,623	6,026

50 Differences between UK GAAP and US GAAP (continued)

US GAAP reconciliation

The following tables reconcile the UK GAAP tax charge and deferred tax liability to the US GAAP tax charge and deferred tax liability as disclosed on pages 154 and 155.

	2003 £m	2002 £m	2001 £m
UK GAAP Profit and loss tax charge	**1,025**	766	877
Deferred tax – US GAAP	**(21)**	(25)	(52)
Deferred tax – US GAAP reconciling items	**(83)**	(165)	(296)
Disposed businesses	**(89)**	(81)	(81)
US GAAP Profit and loss tax charge for continuing operations	**832**	495	448

	2003 £m	2002 £m
UK GAAP Deferred tax liability	**1,376**	1,313
Deferred tax – UK pension asset	**(916)**	(854)
Deferred tax – US GAAP	**39**	60
Deferred tax - US GAAP reconciling items	**1,231**	1,151
Other items*	**(286)**	(248)
US GAAP Deferred tax liability	**1,444**	1,422

* Under UK GAAP applicable to banking groups, the Group accounts for its life assurance operations using the embedded value basis of accounting and the shareholder's and policyholders' interests are accounted for as one-line items. Under US GAAP the constituent parts of the shareholder's and policyholders' interests are separately disclosed and as a result of this reclassification the total deferred tax liability has been decreased. There is no impact on the underlying shareholder's equity.

j Loan impairment

At 31 December 2003, the Group estimated that there was no difference between the carrying value of its loan portfolio on the basis of SFAS No. 114 and its value in the UK GAAP financial statements. Impaired loans are those reported as non-performing on page 110, less those loans which are outside the scope of SFAS No. 114, and amounted to £678 million (2002: £629 million). The impairment reserve in respect of these loans estimated in accordance with the provisions of SFAS No. 114 was £462 million (2002: £412 million). During the year ended 31 December 2003, impaired loans, including those excluded from SFAS No. 114, averaged £1,424 million (2002: £1,247 million) and interest income recognised on these loans was £25 million (2002: £31 million).

k Significant Group concentrations of credit risk

SFAS No. 107 'Disclosure about Fair Value of Financial Instruments' states that concentrations of credit risk exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Group's exposure to credit risk is concentrated in the United Kingdom where the majority of the Group's activities are conducted and is detailed further in note 17.

l Repos and reverse repos

The Group enters into reverse repo transactions which are accounted for as collateralised loans. It is the Group's policy to seek collateral which is at least equal to the amount loaned. At 31 December 2003, the fair value of collateral accepted under reverse repo transactions that the Group is permitted by contract or custom to sell or repledge was £2,077 million (2002: £1,295 million). Of this, £255 million (2002: £139 million) was sold or repledged as at 31 December 2003. The remainder has been held for continuing use within the business. The Group also enters into repos which are accounted for as secured borrowings. As at 31 December 2003, the carrying value of assets that have been pledged as collateral under repo transactions where the secured party is permitted by contract or custom to sell or repledge was £1,714 million (2002: £1,552 million).

m Variable interest entities

In January 2003, the FASB released FIN 46 'Consolidation of Variable Interest Entities' and subsequently issued a revised version, FIN 46-R, in December 2003. FIN 46-R changes the method of determining whether certain entities should be included in the Group's consolidated financial statements. An entity is called a variable interest entity (VIE) and is subject to the requirements of FIN 46-R if it has:

- equity that is insufficient to permit the entity to finance its activities without additional subordinated support; or
- equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the majority of the expected gains.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected returns or both.

The provisions of FIN 46-R have been applied immediately by Lloyds TSB Group to VIEs created on or after 1 February 2003; for VIEs created before that date, FIN 46-R becomes effective in 2004. The implementation of FIN 46-R has resulted in the consolidation of VIEs increasing total assets by £86 million.

The nature of the activities of VIEs in which Lloyds TSB Group has a significant variable interest include:

Financing vehicles

These entities have predominantly pre-determined activities, the nature of which are primarily lending and investments and are undertaken in order to improve the efficiency of Lloyds TSB Group's normal lending and deposit taking activities. In determining whether to enter into these structures, careful consideration has been given to ensure the structures meet Lloyds TSB Group's risk management and control requirements.

50 Differences between UK GAAP and US GAAP (continued)

Leasing partnerships

These relate to limited partnerships which have been created with a third party investor to acquire significant capital items which are then leased out to third parties, typically on an operating lease.

Securitisation conduit vehicles

These vehicles are investment-purchasing companies which purchase asset-backed securities (which are backed by third party assets) from the market and initially from Lloyds TSB Group. These vehicles form part of Lloyds TSB Group's overall securitisation conduit and are consolidated under UK GAAP as these are considered to be directly controlled by Lloyds TSB Group.

Venture capital enterprises

These relate to start-up entities which typically have minimal equity investment, with the bulk of the financing provided by the Group in the form of subordinated lending. Without this lending, the entities would not have sufficient capital to finance their activities.

The following table represents the carrying amounts of classification of consolidated assets that are collateral for those VIE operations that are (1) already consolidated under UK and US GAAP which would continue to be consolidated under US GAAP and (2) those VIEs created after 1 February 2003 which fall to be consolidated under FIN 46-R:

31 December 2003	Currently consolidated VIEs £m	VIEs created after 1 February 2003 £m	Total £m
Cash	**1**	–	**1**
Tangible fixed assets	**1,408**	–	**1,408**
Investments	**7,349**	–	**7,349**
Loans	**385**	–	**385**
Other assets	**48**	**86**	**134**
Total assets of consolidated VIEs	**9,191**	**86**	**9,277**

The total assets of consolidated VIEs is attributable to the following types of vehicles:

31 December 2003	Currently consolidated VIEs £m	VIEs created after 1 February 2003 £m	Total £m
Financing vehicles	**4,707**	–	**4,707**
Leasing partnerships	**1,431**	–	**1,431**
Securitisation conduit vehicles	**3,053**	–	**3,053**
Venture capital enterprises	–	**86**	**86**
	9,191	**86**	**9,277**

The total assets and maximum exposure to loss at 31 December 2003 for those VIEs created before 1 February 2003 where Lloyds TSB Group believes it is the primary beneficiary and which have not been consolidated under UK or US GAAP are analysed in the table below. Lloyds TSB Group anticipates it would have to consolidate these entities in its US GAAP financial statements from 1 January 2004. For the purposes of these disclosures, maximum exposure to loss is considered to be the total assets, equivalent to Lloyds TSB Group's interest. Lloyds TSB Group does not believe that losses arising from its involvement in these entities will be material.

	Total assets £m	Maximum exposure to loss £m
Securitisation conduit vehicles	**1,308**	**1,308**
Venture capital enterprises	**630**	**630**
	1,938	**1,938**

The following table shows the total assets and maximum exposure to loss, as at 31 December 2003, for those entities where Lloyds TSB Group has a significant variable interest in a VIE but is not determined to be the primary beneficiary:

	Total assets £m	Maximum exposure to loss £m
Venture capital enterprises	**2,356**	**2,356**

The FASB continues to provide additional guidance on implementing FIN 46-R through FASB Staff Positions. As this guidance is issued, the Group will continue to review the status of VIEs it is involved with and as a result of any changes in guidance additional VIEs may ultimately be required to be consolidated.

n Guarantees

Lloyds TSB Group utilises a number of different types of lending-related financial instruments, such as commitments and guarantees, to meet the financing needs of its customers. These are discussed more fully in note 46. Most of these guarantees and commitments expire without being drawn. Under the provisions of FIN 45, which establishes accounting and disclosure requirements for guarantors, a liability is required to be recognised for the fair value of guarantees issued from 1 January 2003. The fair value of the obligation is, in the substantial majority of cases, the amount of premium received under the contract. The adoption of FIN 45 did not have a material impact on Lloyds TSB Group's US GAAP financial statements.

50 Differences between UK GAAP and US GAAP (continued)

o Trust-preferred securities

Following the application of SFAS No. 150, the trust-preferred securities that were previously classified as minority interests have been reclassified as debt in Lloyds TSB Group's US GAAP financial statements. At 31 December 2003, these amounted to £549 million and further details of these securities can be found in note 40. The amount that previously would have been classified as minority interests in the US GAAP income statement has been reclassified as an effect of changes in accounting principle and amounted to £42 million, net of tax. In future years this will be included within interest expense.

p Insurance activities

The following tables summarise the adjustments to the profit and loss account and balance sheet which would arise from the application of US GAAP to the Group's insurance businesses.

Profit and loss account	Note	**2003 Life £m**	**2003 General £m**	**2003 Total £m**	2002* Life £m	2002 General £m	2002* Total £m	2001* Life £m	2001 General £m	2001* Total £m
Income from long-term assurance business	i	**(453)**	**–**	**(453)**	294	–	294	30	–	30
Other interest and dividends	i	**1,331**	**–**	**1,331**	1,187	–	1,187	1,019	–	1,019
Insurance premiums	i	**1,551**	**–**	**1,551**	1,525	–	1,525	1,232	–	1,232
Other income	i	**1,020**	**–**	**1,020**	(2,101)	–	(2,101)	(2,006)	–	(2,006)
Policyholder benefits and claims expense	i	**(2,814)**	**–**	**(2,814)**	(1,394)	–	(1,394)	(2,033)	–	(2,033)
Movement in undistributed policyholder allocations		**118**	**–**	**118**	1,588	–	1,588	2,427	–	2,427
Insurance underwriting, operating and acquisition expenses	i	**(676)**	**2**	**(674)**	(760)	2	(758)	(697)	(4)	(701)
Depreciation	i	**(15)**	**–**	**(15)**	(16)	–	(16)	(23)	–	(23)
Amortisation of value of long-term assurance business acquired	ii	**(188)**	**–**	**(188)**	(725)	–	(725)	(305)	–	(305)
Revenue and expense recognition		**(13)**	**(33)**	**(46)**	–	(3)	(3)	–	24	24
Equalisation provision		**–**	**10**	**10**	–	10	10	–	8	8
Total adjustments before tax		**(139)**	**(21)**	**(160)**	(402)	9	(393)	(356)	28	(328)

Balance sheet	Note	**2003 Life £m**	**2003 General £m**	**2003 Total £m**	2002* Life £m	2002 General £m	2002* Total £m
Long-term assurance business attributable to the shareholder	ii	**(6,481)**	**–**	**(6,481)**	(6,213)	–	(6,213)
Long-term assurance assets attributable to policyholders	iii	**(50,078)**	**–**	**(50,078)**	(45,218)	–	(45,218)
Cash and due from banks		**3,587**	**–**	**3,587**	2,117	–	2,117
Trading account assets	iv	**24,212**	**–**	**24,212**	24,664	–	24,664
Tangible fixed assets		**148**	**–**	**148**	157	–	157
Deferred acquisition costs	v	**902**	**(11)**	**891**	709	(13)	696
Value of long-term assurance business acquired	ii	**2,094**	**–**	**2,094**	2,282	–	2,282
Separate account assets	viii	**22,494**	**–**	**22,494**	18,945	–	18,945
Other assets		**763**	**–**	**763**	1,014	33	1,047
Indebtedness of related parties		**2,200**	**–**	**2,200**	1,588	–	1,588
Long-term assurance liabilities to policyholders	iii	**50,078**	**–**	**50,078**	45,218	–	45,218
Debt securities in issue		**(256)**	**–**	**(256)**	(154)	–	(154)
Policyholder liabilities	vi	**(24,946)**	**–**	**(24,946)**	(23,632)	–	(23,632)
Undistributed policyholder allocations	vii	**(1,772)**	**–**	**(1,772)**	(1,890)	–	(1,890)
Equalisation provision		**–**	**51**	**51**	–	41	41
Other liabilities		**(235)**	**–**	**(235)**	(429)	–	(429)
Separate account liabilities	viii	**(22,494)**	**–**	**(22,494)**	(18,945)	–	(18,945)
Indebtedness to related parties		**(322)**	**–**	**(322)**	(333)	–	(333)
Total adjustments before tax		**(106)**	**40**	**(66)**	(120)	61	(59)

* restated (see note 1)

50 Differences between UK GAAP and US GAAP *(continued)*

i) Revenue recognition

Under UK GAAP applicable to banking groups, the Group accounts for its life assurance operations using the embedded value basis of accounting. An embedded value is an actuarially determined estimate of the economic value of a life assurance company, excluding any value which may be attributed to future new business. The embedded value is the sum of the net assets of the life assurance company and the present value of the in-force business. The value of the in-force business is calculated by projecting future net cash flows using appropriate economic and actuarial assumptions and the result discounted at a rate which reflects the shareholders' overall risk premium. The change in the embedded value during any reporting period adjusted for any dividends declared or capital injected, and grossed up at the underlying rate of corporation tax, is reflected in the Group's profit and loss account as income from long-term assurance business.

US GAAP requires that results of the life assurance business should be reported on a gross basis and reflected in appropriate captions in the income statement. Premiums from conventional with-profits policies and other protection-type life insurance policies are recognised as revenue when due from the policyholder. Premiums from unitised with-profits life insurance policies and investment contracts, which have minimal mortality risk, are reported as increases in policyholder account balances when received. Revenues derived from these policies consist of mortality charges, policy administration charges, investment management fees and surrender charges that are deducted from policyholders' accounts and are disclosed within other income.

Under US GAAP, premiums and policy charges received that relate to future periods are deferred until the period to which they relate. For limited payment annuities, the excess of the gross premium over the US GAAP net benefit premium is deferred and amortised in relation to the expected future benefit payments. For investment contracts, policy charges that benefit future periods are deferred and amortised in relation to expected gross profits.

ii) Value of long-term assurance business acquired

Under US GAAP the value of the long-term assurance business acquired ('VOBA') is calculated at acquisition by discounting future earnings to a present value. In subsequent years the VOBA is amortised over the premium recognition period for with-profits life insurance and other protection-type insurance policies using assumptions consistent with those used in computing policyholder benefit provisions. VOBA for investment-type policies and unitised insurance policies is amortised in relation to expected gross profits. Expected gross profits are evaluated regularly against actual experience and revisions made to allow for the effect of any changes.

	2003 £m	2002 £m
Balance at 1 January	**2,282**	3,007
Interest accrued on unamortised balance	**255**	(108)
Amortisation	**(443)**	(617)
Balance at 31 December	**2,094**	2,282

Over the next 5 years the amount of VOBA expected to be amortised prior to interest accruals is:
2004: £153 million
2005: £165 million
2006: £160 million
2007: £152 million
2008: £141 million

iii) Balance sheet

Under UK GAAP applicable to banking groups, in order to reflect the different nature of the shareholder's and policyholders' interests in the long-term assurance business these are shown separately as one-line items in the Group's balance sheet. The value of the long-term assurance business attributable to the shareholder comprises the net assets of the life assurance companies and the value of the in-force business. The assets attributable to policyholders mainly comprise the investments held in the long-term assurance funds either on behalf of policyholders, or which have not yet been allocated to either the policyholders or the shareholder. Liabilities to policyholders mainly comprise policyholder benefit provisions.

Under US GAAP the constituent parts of the shareholder's and policyholders' interests in the long-term assurance business are separately disclosed. Significant differences also arise regarding the valuation of the constituent assets and liabilities, which are discussed further in the notes which follow.

iv) Investments

Under UK GAAP applicable to banking groups, debt securities and equity shares held within the long-term assurance funds are included in the Group's balance sheet at market value; investment properties are included at existing use value.

Under US GAAP, debt securities are classified as trading, available-for-sale or held-to-maturity; equity shares may only be classified as trading or available-for-sale. Securities classified as trading are carried at current market value. Securities classified as available-for-sale are carried at current market value, and unrealised gains and losses arising are held as a separate component of shareholders' equity. Securities classified as held-to-maturity are carried at amortised cost. In addition, US GAAP requires that all freehold and long leasehold properties should be carried at depreciated historic cost.

For those securities classified as available-for-sale, the disclosures required under SFAS No. 115 are presented in aggregate with the banking business on pages 167 and 168.

v) Deferred acquisition costs

Under UK GAAP applicable to banking groups, the cost of acquiring new and renewal life assurance business is recognised in the embedded value calculation as incurred.

Under US GAAP the costs incurred by the Group in the acquisition of new and renewal life insurance business are capitalised. These consist of the acquisition costs, principally commissions, marketing and advertising and the administration costs associated with the processing and policy issuance, typically underwriting, together these are capitalised as an asset and amortised in relation to the profit margin of the policies acquired.

Deferred acquisition costs for conventional with-profits life insurance and other protection type insurance policies are amortised in relation to premium income using assumptions consistent with those used in computing policyholder benefits provisions. Investment, universal life, and separate account contracts are amortised in proportion to the estimated gross profits arising from the contracts.

50 Differences between UK GAAP and US GAAP (continued)

vi) Policyholder liabilities

Under UK GAAP applicable to banking groups, future policyholder benefit provisions included in the Group's balance sheet are calculated using net premium methods for conventional with-profits life insurance and other protection-type policies and are based on fund value for unitised with-profits insurance policies and investment-type policies. Net premiums are calculated using assumptions for interest, mortality, morbidity and expenses. These assumptions are determined as prudent best estimates at the date of valuation.

Under US GAAP, for unitised with-profits insurance and other investment-type policies, the liability is represented by the policyholder's account balance before any applicable surrender charges. Policyholder benefit liabilities for conventional with-profits life insurance and other protection-type insurance policies are developed using the net level premiums method. Assumptions for interest, mortality, morbidity, withdrawals and expenses were prepared using best estimates at date of policy issue (or date of company acquisition by the Group, if later) plus a provision for adverse deviation based on Group experience. Interest assumptions range from 4 per cent to 7 per cent.

vii) With-profits business

With-profits policies entitle the policyholder to participate in the surplus within the with-profits life fund of the insurance company which issued the policy. Regular bonuses are determined annually by the issuing company's Appointed Actuary and its board of directors. The bonuses that may be declared are highly correlated to the overall performance of the underlying assets and liabilities of the fund in which the contracts participate and are the subject of normal variability and volatility. Terminal bonuses are paid on maturity of the contract and are designed to provide policyholders with a share of the total performance of the issuing company during the period of the contract.

The contract for conventional with-profits business written into the with-profits fund provides that approximately 90 per cent of the surplus arising from the net assets of the fund is allocated to policyholders in the form of annual bonuses. For unitised with-profits business written into the with-profits fund all of the surplus is allocated to policyholders as bonus.

Under UK GAAP all amounts in the with-profits fund not yet allocated to policyholders or shareholders are recorded in the liabilities attributable to policyholders on the Group's balance sheet.

Under US GAAP a liability is established for undistributed policyholder allocations. The excess of assets over liabilities in the with-profits fund is allocated to the policyholders and shareholders in accordance with the proportions prescribed by the contracts. The remaining liability comprises the obligation of the insurance company to the policyholders.

viii) Separate account assets and liabilities

Under UK GAAP, segregated accounts are established for policyholder business for which policyholder benefits are wholly or partly determined by reference to specific investments or to an investment-related index. This is referred to as linked business. Linked business can either be unit-linked, property-linked or index-linked. In the case of the unit-linked and property-linked business the policyholders bear the investment risk. The Group bears the investment risk relating to the index-linked business.

Under US GAAP only those assets where the policyholder bears the investment risk are reported as separate account assets and liabilities.

51 Parent company disclosures

a Company profit and loss account	**2003 £m**	2002 £m	2001 £m
Net interest income	**24**	15	6
Dividends received from group undertakings	**1,911**	1,908	1,872
Total income	**1,935**	1,923	1,878
Operating expenses	**(43)**	(39)	(60)
Profit on ordinary activities before tax	**1,892**	1,884	1,818
Taxation (charge) credit	**(12)**	28	75
Profit on ordinary activities after tax	**1,880**	1,912	1,893
Dividends	**(1,911)**	(1,908)	(1,872)
(Loss) profit for the year	**(31)**	4	21

51 Parent company disclosures (continued)

b Company cash flow statement

	2003 £m	2002 £m	2001 £m
Net cash inflow (outflow) from operating activities	**71**	20	(68)
Returns on investments and servicing of finance:			
– Dividends received from group undertakings	**1,908**	1,903	1,736
– Interest paid on subordinated liabilities (loan capital)	**(96)**	(34)	(41)
Net cash inflow from returns on investments and servicing of finance	**1,812**	1,869	1,695
Taxation:			
– UK corporation tax received	**119**	79	62
Capital expenditure and financial investment:			
– Capital lending to subsidiaries	**–**	(964)	(100)
– Repayments of capital lending by subsidiaries	**–**	–	100
Net cash outflow from capital expenditure and financial investment	**–**	(964)	–
Equity dividends paid	**(1,908)**	(1,903)	(1,738)
Net cash inflow (outflow) before financing	**94**	(899)	(49)
Financing:			
– Cash proceeds from issue of ordinary share capital and sale of own shares held in respect of employee share schemes	**32**	77	197
– Issue of subordinated liabilities (loan capital)	**–**	958	–
– Repayments of subordinated liabilities (loan capital)	**(14)**	–	(100)
Net cash inflow from financing	**18**	1,035	97
Increase in cash	**112**	136	48

c Reconciliation to US GAAP

	2003 £m	2002* £m
Shareholders' funds (UK GAAP)	**9,624**	7,954
Dividends receivable	**(1,314)**	(1,311)
Dividends payable	**1,314**	1,311
Revaluation of shares in group undertakings	**2,268**	2,236
Shareholders' equity (US GAAP)	**11,892**	10,190

d Reconciliation of the movements in shareholders' equity under US GAAP

	2003 £m	2002 £m	2001 £m
Profit after tax (UK GAAP)	**1,880**	1,912	1,893
Dividends receivable	**(3)**	(5)	(136)
Share compensation schemes	**(113)**	(44)	(46)
Net income (US GAAP)	**1,764**	1,863	1,711
Dividends paid	**(1,908)**	(1,903)	(1,738)
	(144)	(40)	(27)
Issue of shares	**45**	77	194
Movements in relation to own shares	**(6)**	5	1
Share compensation schemes	**113**	44	46
Revaluation of shares in group undertakings	**1,694**	(3,317)	(383)
	1,702	(3,231)	(169)
Shareholders' equity at 1 January	**10,190**	13,421	13,590
Shareholders' equity at 31 December	**11,892**	10,190	13,421

* restated (see note 1)

Shareholder information

Dividends

Lloyds TSB Group plc has paid an interim and final dividend each year since the merger of TSB Group plc and Lloyds Bank Plc in 1995. Dividends are paid in May and October and the record date for the purpose of determining the shareholders who will be entitled to a dividend is established a number of weeks before the dividend payment date. TSB Group plc, which was re-named Lloyds TSB Group plc after the merger, has paid an interim and final dividend every year since its flotation on the London Stock Exchange in September 1986, with the exception of 1986 when no final dividend was paid. Lloyds TSB Bank has paid a dividend every year since its incorporation as Lloyds Banking Company Limited in 1865.

Lloyds TSB Group plc's ability to pay dividends is restricted under UK company law. Dividends may only be paid if distributable profits are available for that purpose. In the case of a public limited company, a dividend may only be paid if the amount of net assets is not less than the aggregate of the called-up share capital and undistributable reserves and if the payment of the dividend will not reduce the amount of the net assets to less than that aggregate. In addition, a company cannot pay a dividend if any of its UK insurance subsidiaries is insolvent on a regulatory valuation basis or in the case of regulated entities, if the payment of a dividend results in regulatory capital requirements not being met. Similar restrictions exist over the ability of Lloyds TSB Group plc's subsidiary companies to pay dividends to their immediate parent companies. Furthermore, in the case of Lloyds TSB Group plc, dividends may only be paid if sufficient distributable profits are available for distributions due in the financial year on certain preferred securities. The board has the discretion to decide whether to pay a dividend and the amount of any dividend. In making this decision, the board is mindful of the level of dividend cover and, consequently, profit growth may not necessarily result in increases in the dividend. The board recognises the importance attached by shareholders to the Lloyds TSB Group's dividend. In the case of American Depositary Shares ('ADSs'), dividends are paid through The Bank of New York which acts as paying and transfer agent.

The table below sets out the interim and final dividends which were declared in respect of the ordinary shares for fiscal years 1999 through 2003. The sterling amounts have been converted into US dollars at the Noon Buying Rate in effect on each payment date, except for the 2003 final dividend which has been translated at the Noon Buying Rate on 31 December 2003.

	Interim dividend per share £	Interim dividend per share $	Final dividend per share £	Final dividend per share $
1999	0.081	0.134	0.185	0.289
2000	0.093	0.136	0.213	0.306
2001	0.102	0.149	0.235	0.344
2002	0.107	0.167	0.235	0.374
2003	**0.107**	**0.178**	**0.235**	**0.419**

There are no UK governmental laws, decrees or regulations that affect the remittance of dividends or other shareholder payments to non-residents of the UK who hold shares of Lloyds TSB Group plc.

Trading market for shares

The ordinary shares of Lloyds TSB Group plc are listed and traded on the London Stock Exchange under the symbol 'LLOY.L'. The prices for shares as quoted in the official list of the London Stock Exchange are in pounds sterling. The following table shows the reported high and low closing prices for the ordinary shares on the London Stock Exchange. This information has been extracted from publicly available documents from various sources, including officially prepared materials from the London Stock Exchange, and has not been prepared or independently verified by the Lloyds TSB Group.

	Price per share (in pence) High	Price per share (in pence) Low
Annual prices:		
2003	**483.00**	**295.75**
2002	817.00	427.50
2001	772.00	590.00
2000	774.50	517.00
1999	1,060.00	725.00
1998	1,070.50	575.50
Quarterly prices:		
2003		
Fourth quarter	**448.00**	**396.00**
Third quarter	**483.00**	**413.75**
Second quarter	**476.75**	**326.00**
First quarter	**459.00**	**295.75**
2002		
Fourth quarter	591.00	427.50
Third quarter	665.00	456.50
Second quarter	817.00	624.00
First quarter	775.00	680.00
Monthly prices:		
February 2004	**476.25**	**447.75**
January 2004	**473.75**	**449.75**
December 2003	**448.00**	**404.25**
November 2003	**414.25**	**396.00**
October 2003	**444.25**	**407.75**
September 2003	**442.00**	**413.75**

Shareholder information

On 4 March 2004, the closing price of shares on the London Stock Exchange was 456 pence, equivalent to $8.32 per share translated at the Noon Buying Rate of $1.825 per £1.00 on 4 March 2004.

Lloyds TSB Group plc's American Depositary Receipts ('ADRs') have been traded on the over-the-counter market in the US under the symbol 'LLDTY' since March 2000. Since 27 November 2001 Lloyds TSB Group plc ADSs have been listed on The New York Stock Exchange under the symbol 'LYG'. The prices for Lloyds TSB Group plc's ADRs, as quoted below, are in US dollars. Each ADS represents four ordinary shares. The following table shows the reported high and low closing prices for the ADRs in the over-the-counter market in the US.

	Price per share (in US dollars) High	Price per share (in US dollars) Low
Annual prices:		
2001 (to 26 November 2001)	46.00	34.75
2000	45.27	33.50
Quarterly prices:		
2001		
Fourth quarter (to 26 November 2001)	43.88	38.25
Third quarter	44.00	35.50
Second quarter	43.94	38.94
First quarter	46.00	34.75

The following table shows the reported high and low closing prices for ADSs on the New York Stock Exchange.

	Price per ADS (in US dollars) High	Price per ADS (in US dollars) Low
Annual prices:		
2003	**32.55**	**19.65**
2002	48.55	27.85
2001 (from 27 November 2001)	44.99	41.30
Quarterly prices:		
2003		
Fourth quarter	**32.55**	**27.07**
Third quarter	**31.16**	**26.43**
Second quarter	**32.35**	**20.98**
First quarter	**29.79**	**19.65**
2002		
Fourth quarter	37.75	27.85
Third quarter	41.84	28.97
Second quarter	48.55	38.30
First quarter	45.30	39.16
Monthly prices:		
February 2004	**36.36**	**33.58**
January 2004	**35.50**	**33.04**
December 2003	**32.55**	**28.57**
November 2003	**28.84**	**27.07**
October 2003	**29.96**	**28.22**
September 2003	**28.88**	**26.47**

On 4 March 2004, the closing price of ADSs on the New York Stock Exchange was $33.78.

Lloyds TSB Group plc does not know of any shareholder owning beneficially, directly or indirectly, 5 per cent or more of the shares of Lloyds TSB Group plc, or of any shareholder having more than 5 per cent of the voting rights.

Documents on display

The documents concerning us which are referred to herein may be inspected at the SEC. You may read and copy any document filed or furnished by us at the SEC's public reference rooms in Washington D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the reference rooms. The SEC also maintains a website at www.sec.gov which contains, in electronic form, each of the reports and other information that we have filed electronically with the SEC.

Taxation

UK taxation

The following discussion is intended only as a general guide to current UK tax legislation, what is understood to be current UK Inland Revenue practice and the terms of the current UK/US income tax treaty (the 'New Treaty') and the former UK/US income tax treaty (the 'Old Treaty'), all of which are subject to change at any time, possibly with retroactive effect.

The New Treaty for the avoidance of double taxation with respect to taxes on income entered into force following the exchange of instruments of ratification by the UK Parliament and the US Senate on 31 March 2003.

The UK Inland Revenue is the UK government department responsible for assessing and collecting UK tax revenues. The discussion is intended as a general guide and only applies to persons who are the beneficial owners of their ordinary shares or ADSs. References below to a US holder are to that term as defined, and subject to the exclusions described in the introduction, below under 'US federal income tax considerations'. It may not apply to certain shareholders or ADS holders, such as dealers in securities.

Tax can be complicated and individual circumstances may need to be considered in more detail. Any person who is in any doubt as to his tax position should consult his own professional adviser.

Taxation of chargeable gains

UK residents

A disposal (or deemed disposal) of ordinary shares or ADSs by a shareholder or holder of ADSs resident or (in the case of an individual) ordinarily resident for tax purposes in the UK may, depending on the shareholder's or ADS holder's particular circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation on chargeable gains.

Individuals, other than US holders, temporarily non-resident in the UK

A shareholder or ADS holder who is an individual and who has, on or after 17 March 1998, ceased to be resident and ordinarily resident for tax purposes in the UK for a period of less than five years of assessment and who disposes of ordinary shares or ADSs during that period may be liable, on return to the UK, to UK taxation on chargeable gains arising during the period of absence, subject to any available exemption, relief and/or foreign tax credit.

US holders

Subject to the provisions set out in the next paragraph in relation to temporary non-residents, US holders will not normally be liable for UK tax on chargeable gains unless they carry on a trade, profession or vocation in the UK through a branch or agency and the ordinary shares or ADSs are or have been used or held by or for the purposes of the branch or agency, in which case such US holder might, depending on individual circumstances, be liable to UK tax on chargeable gains on any disposition of ordinary shares or ADSs. A US holder who is only temporarily not resident in the UK may, under anti-avoidance legislation, still be liable for UK tax on chargeable gains realised, subject to any available exemption, relief and/or foreign tax credit.

A US holder who is an individual and who has, on or after 17 March 1998, ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than five years of assessment and who disposes of ordinary shares or ADSs during that period may be liable, on return to the UK, to UK taxation on chargeable gains arising during the period of absence, subject to any available exemption, relief and/or foreign tax credit.

Other non-UK resident persons

Subject to the provisions set out above under 'Individuals, other than US holders, temporarily non-resident in the UK', shareholders or ADS holders who are neither resident nor ordinarily resident in the UK will not normally be liable for UK tax on chargeable gains unless they carry on a trade, profession or vocation in the UK through a branch or agency and the ordinary shares or ADSs are or have been used or held by or for the purposes of the branch or agency, in which case such shareholder or ADS holder might, depending on individual circumstances, be liable to UK tax on chargeable gains on any disposition of ordinary shares or ADSs. An individual holder of ordinary shares or ADSs who is only temporarily not resident in the UK may, under anti-avoidance legislation, still be liable for UK tax on chargeable gains realised, subject to any available exemption, relief and/or foreign tax credit.

Taxation of dividends

UK residents

Lloyds TSB Group will not be required to withhold tax at source when paying a dividend on the ordinary shares or ADSs.

An individual shareholder or ADS holder who is resident in the UK for tax purposes will be entitled to a tax credit in respect of any dividend received from the Lloyds TSB Group and will be taxable on the gross dividend, which is the aggregate of the dividend received and related tax credit. The value of the tax credit will be equal to one-ninth of the dividend received (and, therefore, 10 per cent of the gross dividend). The gross dividend will be treated as an individual's marginal taxable income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax. A UK resident individual shareholder or ADS holder who is liable to income tax at the higher rate (currently 40 per cent) will be subject to tax at the rate applicable to dividends for such shareholders or ADS holders (currently 32.5 per cent) on the gross dividend. The tax credit will be set against but will not fully discharge such shareholders' or ADS holders' tax liability on the gross dividend and they will have to pay additional tax equal to 22.5 per cent of the gross dividend, being 25 per cent of the dividend received, to the extent that such sum, when treated as marginal income, falls above the threshold for the higher rate of income tax.

There will be no payment of the tax credit or any part of it to an individual whose liability to income tax on the dividend and the related tax credit is less than the tax credit, except where the individual holds the relevant shares through a personal equity plan or individual savings account and the dividend is received into such plan or account on or before 5 April 2004.

UK resident shareholders or ADS holders who are not liable to UK tax on dividends, including pension funds and charities, will not be entitled to claim the tax credits in respect of dividends although charities will be entitled to a payment by the UK Inland Revenue of a specified proportion of any dividend paid by us to the charities on or before 5 April 2004, that proportion declining on a year by year basis.

Subject to certain exceptions, such as for dealers in securities and for some insurance companies with overseas business, UK resident corporate shareholders or ADS holders will generally not be subject to corporation tax in respect of dividends received from Lloyds TSB Group, but will not be entitled to the payment of any tax credit with respect to the dividends.

US holders

Lloyds TSB Group will not be required to withhold tax at source when paying a dividend on the ordinary shares or ADSs to a US holder.

A US holder is entitled under the terms of the Old Treaty, in principle, to receive a payment from the UK Inland Revenue in respect of a dividend from the Lloyds TSB Group in an amount equal to the tax credit (the 'Tax Credit Amount') to which a UK resident individual is generally entitled in respect of the dividend. This is an amount equal to one-ninth of the dividend received. However, that entitlement is subject to a deduction withheld under the Old Treaty. The amount of such deduction will equal the Tax Credit Amount, i.e. one-ninth of the dividend. Therefore, a US holder will not be able to claim any payment from the UK Inland Revenue in respect of a dividend from Lloyds TSB Group.

The New Treaty does not provide for any such entitlement and a US holder will not be able to claim any payment from the UK Inland Revenue in respect of a dividend from Lloyds TSB Group.

The UK does not currently apply a withholding tax on dividends under its domestic laws. Were such withholding imposed as permitted under the New Treaty, the UK generally will be entitled in certain circumstances to impose a withholding tax at a rate of 15% on dividends paid to US holders. A US holder who is subject to such withholding should be entitled to a credit for such withholding tax, subject to applicable limitations, against the US holder's US federal income tax liability.

Other non-UK resident persons

Lloyds TSB Group will not be required to withhold tax at source when paying a dividend on the ordinary shares or ADSs to a holder, other than a US holder, who is not resident for tax purposes in the UK.

Holders of ordinary shares or ADSs, other than US holders, who are not resident for tax purposes in the UK and who receive a dividend from the Lloyds TSB Group will not have any further UK tax to pay in respect of the dividend, but will not normally be able to claim any additional payment in respect of the dividend from the UK Inland Revenue under any applicable Double Tax Treaty.

Stamp duty and stamp duty reserve tax

UK residents, US holders and other non-UK resident persons

Any conveyance or transfer on sale of ordinary shares (whether effected using the CREST settlement system or not) will be subject to UK stamp duty or stamp duty reserve tax ('SDRT'). The transfer on sale of ordinary shares will be liable to ad valorem UK stamp duty or SDRT, generally at the rate of 0.5 per cent of the consideration paid (rounded up to the next multiple of £5 in the case of stamp duty). Stamp duty is usually the liability of the purchaser or transferee of the ordinary shares. An unconditional agreement to transfer such ordinary shares will be liable to SDRT, generally at the rate of 0.5 per cent of the consideration paid, but such liability will be cancelled, or, if already paid, refunded, if the agreement is completed by a duly stamped transfer within six years of the agreement having become unconditional. SDRT is normally the liability of the purchaser or transferee of the ordinary shares.

Where Lloyds TSB Group issue ordinary shares or a holder of ordinary shares transfers such shares to the custodian or nominee for the depositary to facilitate the issue of ADSs to him representing the ordinary shares or to a person providing clearance services (or their nominee or agent), a liability to UK stamp duty or SDRT at the rate of 1.5 per cent (rounded up to the next multiple of £5 in the case of the stamp duty) of either the issue price or, in the case of transfer, the listed price of the ordinary shares, calculated in sterling, will arise. Where a holder of ordinary shares transfers such shares to the custodian or nominee for the depositary or clearance service this charge will generally be payable by the person receiving the ADSs or transferring the ordinary shares into the clearance service.

A liability to stamp duty at the fixed rate of £5 will arise as a result of the cancellation of any ADSs with the ordinary shares that they represent being transferred to the ADS holder.

No liability to UK stamp duty or SDRT will arise on a transfer of ADSs provided that any document that effects such transfer is not executed in the UK and that it remains at all subsequent times outside the UK. An agreement to transfer ADSs will not give rise to a liability to SDRT.

US federal income tax considerations

The following summary describes certain US federal income tax consequences of the acquisition, ownership and disposition of ADSs or ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire such securities. The summary applies only to holders that hold ADSs or ordinary shares as capital assets and does not address special classes of holders, such as:

- certain financial institutions;
- insurance companies;
- dealers in securities or foreign currencies;
- holders holding ADSs or ordinary shares as part of a hedge, straddle or other conversion transaction;
- holders whose 'functional currency' is not the US dollar;
- holders liable for alternative minimum tax;
- partnerships or other entities classified as partnerships for US federal income tax purposes; or
- a holder that owns 10 per cent or more of the voting shares of Lloyds TSB Group plc.

In addition, the summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms. The US Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for US holders of ADSs. Accordingly, the analysis of the creditability of UK taxes described below could be affected by future actions that may be taken by the US Treasury.

Taxation

The summary is based upon tax laws of the US including the Internal Revenue Code of 1986, as amended to the date hereof (the 'Code'), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, as well as upon the Old Treaty and the New Treaty, as appropriate, changes to any of which may affect the tax consequences described herein possibly with retroactive effect. Prospective purchasers of the ADSs or ordinary shares should consult their own tax advisors as to the US, UK or other tax consequences of the purchase, ownership and disposition of such securities in their particular circumstances, including the effect of any state or local tax laws.

As used herein, a 'US holder' is a beneficial owner of ADSs or shares, that is, for US federal income tax purposes:

- a citizen or resident of the US;
- a corporation or a partnership created or organised in or under the laws of the US or of any political subdivision thereof;
- an estate the income of which is subject to US federal income taxation regardless of its source; or
- a trust subject to the control of one or more US persons and the primary supervision of a US court.

For US federal income tax purposes, US holders of ADSs will be treated as the owners of the underlying ordinary shares.

Taxation of distributions

To the extent paid out of current or accumulated earnings and profits of Lloyds TSB Group plc (as determined in accordance with US federal income tax principles), distributions made with respect to ADSs or ordinary shares (other than certain distributions of capital stock of Lloyds TSB Group plc or rights to subscribe for shares of capital stock of Lloyds TSB Group plc) will be includible in the income of a US holder as ordinary dividend income from non-US sources. Such dividends will not be eligible for the 'dividends received deduction' generally allowed to corporations under the Code.

Subject to applicable limitations that may vary depending upon a holder's individual circumstances, dividends paid to non-corporate US holders in taxable years beginning before 1 January 2009 should be taxable at a maximum tax rate of 15 per cent. Non-corporate US holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

The amount of the distribution will equal the US dollar value of the pounds sterling received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or US holder in fact converts any pounds sterling received into US dollars at that time. If the pounds sterling received as a dividend are not converted into US dollars on the date of receipt, then the US holder's tax basis in the pounds sterling received will equal such dollar amount and the US holder may realise an exchange gain or loss on the subsequent conversion into US dollars. Any gains or losses resulting from the conversion of pounds sterling into US dollars will be treated as ordinary income or loss, as the case may be, of the US holder and will be US source.

A US holder may, under the Old Treaty, elect to claim a foreign tax credit in respect of the Tax Credit Amount. A US holder who so elects must include the Tax Credit Amount in income. Under the New Treaty no such election is available on or after 1 May 2003 (or 1 May 2004 in the case of a holder who effectively elects to extend the applicability of the Old Treaty).

The limitation of foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends paid by Lloyds TSB Group plc on ADSs or ordinary shares will generally constitute 'passive income' or, in the case of US financial service providers, may be 'financial services income'.

The rules relating to foreign tax credits are complex and it is recommended that US holders consult their tax advisors to determine whether and to what extent a foreign tax credit might be available in connection with dividends on the ADSs or ordinary shares.

Taxation of capital gains

Gain or loss realised by a US holder on (i) the sale or exchange of ADSs or ordinary shares or (ii) the Depositary's sale or exchange of ordinary shares received as distributions on the ADSs will be subject to US federal income tax as a capital gain or loss in an amount equal to the difference between the US holder's tax basis in the ADSs or ordinary shares and the amount realised on the disposition. Gains or losses, if any, will be US source.

Deposits and withdrawals of ordinary shares in exchange for ADSs will not result in taxable gain or loss for US federal income tax purposes.

Information reporting and backup withholding

Dividends paid on ADSs or ordinary shares to a US holder may be subject to information reporting requirements of the Code. Such dividends may also be subject to backup withholding unless the US holder:

- is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or
- provides a taxpayer identification number on a properly completed Form W-9 or a substitute form and certifies that no loss of exemption from backup withholding has occurred and that such holder is a US person.

Any amount withheld under these rules will be creditable against the US holder's federal income tax liability. A US holder who does not provide a correct taxpayer identification number may be subject to certain penalties.

Other information

Group structure

The following is a list of the principal subsidiaries of Lloyds TSB Group plc at 31 December 2003. The audited consolidated accounts of Lloyds TSB Group plc for the year ended 31 December 2003 include the audited accounts of each of these companies.

Name of subsidiary undertaking	Country of registration/ incorporation	Percentage of equity share capital and voting rights held	Nature of business	Registered office
Lloyds TSB Bank plc	England	100%	Banking and financial services	25 Gresham Street London EC2V 7HN
Cheltenham & Gloucester plc	England	100%*	Mortgage lending and retail investments	Barnett Way Gloucester GL4 3RL
Lloyds TSB Commercial Finance Limited	England	100%*	Credit factoring	Beaumont House Beaumont Road, Banbury Oxfordshire OX16 7RN
Lloyds TSB Leasing Limited	England	100%*	Financial leasing	25 Gresham Street London EC2V 7HN
Lloyds TSB Private Banking Limited	England	100%*	Private banking	25 Gresham Street London EC2V 7HN
The Agricultural Mortgage Corporation PLC	England	100%*	Long-term agricultural finance	AMC House Chantry Street, Andover Hampshire SP10 1DD
Lloyds TSB Bank (Jersey) Limited	Jersey	100%*	Banking and financial services	25 New Street St. Helier Jersey JE4 8RG
Lloyds TSB Scotland plc	Scotland	100%*	Banking and financial services	Henry Duncan House 120 George Street Edinburgh EH2 4LH
Lloyds TSB General Insurance Limited	England	100%*	General insurance	25 Gresham Street London EC2V 7HN
Scottish Widows Investment Partnership Group Limited	England	100%*	Investment management	10 Fleet Place London EC4M 7RH
Abbey Life Assurance Company Limited	England	100%*	Life assurance	80 Holdenhurst Road Bournemouth BH8 8ZQ
Lloyds TSB Insurance Services Limited	England	100%*	Insurance broking	25 Gresham Street London EC2V 7HN
Lloyds TSB Life Assurance Company Limited	England	100%*	Life assurance and other financial services	25 Gresham Street London EC2V 7HN
Lloyds TSB Asset Finance Division Limited	England	100%*	Consumer credit, leasing and related services	25 Gresham Street London EC2V 7HN
Black Horse Limited	England	100%*	Consumer credit, leasing and related services	25 Gresham Street London EC2V 7HN
Scottish Widows plc	Scotland	100%*	Life assurance	69 Morrison Street Edinburgh EH3 8YF
Scottish Widows Annuities Limited	Scotland	100%*	Life assurance	69 Morrison Street Edinburgh EH3 8YF

* Indirect interest

Related party transactions

At 31 December 2003, those who were directors of Lloyds TSB Group plc on that day beneficially owned the following ordinary shares, not including options:

Title of class	Identity of person or group	Amount owned	Per cent of class
Ordinary shares, nominal value 25 pence each	Directors (16 persons)	450,832	0.01

In addition, those directors held, as at 31 December 2003, options to acquire 8,342,025 shares, all of which were granted pursuant to the executive share option schemes, sharesave share option schemes, share retention plan and share plan.

Lloyds TSB Group plc is not owned or controlled directly or indirectly by another corporation or by any government and Lloyds TSB Group plc is unaware of any arrangements which might result in a change in control.

Other information

Lloyds TSB Group, as at 31 December 2003, had related party transactions with 6 directors and 30 officers. See Note 44a to the financial statements. The transactions in question were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavourable features.

Exchange rates

In this annual report, unless otherwise indicated, all amounts are expressed in pounds sterling. For the months shown the US dollar high and low Noon Buying Rates per pound sterling were:

	2004 February	2004 January	2003 December	2003 November	2003 October	2003 September
US dollars per pound sterling:						
High	**1.90**	**1.85**	**1.78**	**1.72**	**1.70**	**1.66**
Low	**1.82**	**1.79**	**1.72**	**1.67**	**1.66**	**1.57**

For the years shown the averages of the US dollar Noon Buying Rates per pound sterling on the last day of each month were:

	2003	2002	2001	2000	1999
US dollars per pound sterling:					
Average	**1.64**	1.51	1.44	1.52	1.61

On 4 March 2004, the latest practicable date, the US dollar Noon Buying Rate was $1.825 = £1.00. Lloyds TSB Group makes no representation that amounts in pounds sterling have been, could have been or could be converted into US dollars at that rate or at any of the above rates.

Exchange controls

There are no UK laws, decrees or regulations that restrict Lloyds TSB Group plc's export or import of capital, including the availability of cash and cash equivalents for use by Lloyds TSB Group, or that affect the remittance of dividends or other shareholder payments to non-UK holders of Lloyds TSB Group plc shares, except as otherwise set out in 'Taxation'.

Properties

As at 31 December 2003, Lloyds TSB Group occupied 3,468 properties in the UK. Of these, 730 were held as freeholds, 84 as long-term leaseholds and 2,654 as short-term leaseholds. The majority of these properties are retail branches, widely distributed throughout England, Scotland and Wales. Other buildings include the Lloyds TSB Group's head office in the City of London, and customer service and support properties located to suit business needs, but clustered largely in London, Birmingham, Bristol (in England), Edinburgh (in Scotland) and Cardiff and Newport (in Wales).

In addition, Lloyds TSB Group owns, leases or uses under licence properties for business operations elsewhere in the world, principally in Argentina, Spain and Switzerland.

Legal actions

Lloyds TSB Group is periodically subject to threatened or filed legal actions in the ordinary course of business. Lloyds TSB Group does not expect the final outcome of any legal proceedings currently known to it to have a material adverse effect on its consolidated results of operations or financial condition.

Enforceability of civil liabilities

Lloyds TSB Group plc is a public limited company incorporated under the laws of Scotland. Most of Lloyds TSB Group plc's directors and executive officers and certain of the experts named herein are residents of the United Kingdom. A substantial portion of the assets of Lloyds TSB Group plc, and a substantial portion of the assets of such persons, are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them judgements of US courts, including judgements predicated upon the civil liability provisions of the federal securities laws of the United States. Furthermore, Lloyds TSB Group plc has been advised by its English solicitors that there is doubt as to the enforceability in the United Kingdom, in original actions or in actions for enforcement of judgements of US courts, of civil liabilities, including those predicated solely upon the federal securities laws of the United States.

Registered office and principal executive offices

Lloyds TSB Group plc was incorporated as a public limited company and registered in Scotland under the UK Companies Act 1985 on 21 October 1985 with the registered number 95000. Lloyds TSB Group plc's registered office is Henry Duncan House, 120 George Street, Edinburgh EH2 4LH, and its principal executive offices in the UK are located at 25 Gresham Street, London, EC2V 7HN, telephone number + 44 (0) 20 7626 1500.

Memorandum and articles of association

A summary of the material provisions of Lloyds TSB Group plc's memorandum and articles of association was incorporated into Lloyds TSB Group plc's registration statement filed with the SEC on 25 September 2001 and is therefore incorporated into this annual report by reference to that statement.

Glossary

Term used	US equivalent or brief description
Accounts	Financial statements.
Associates	Long-term equity investments accounted for by the equity method.
ATM	Automatic Teller Machine.
Attributable profit	Net income.
Broking	Brokerage.
Building society	A building society is a mutual institution set up to lend money to its members for house purchases. See also 'Demutualisation'.
Called-up share capital	Ordinary shares, issued and fully paid.
Contract hire	Leasing.
Cashpoint	Automatic Teller Machine.
Creditors	Payables.
Dealing	Trading.
Debtors	Receivables.
Demutualisation	Process by which a mutual institution is converted into a public limited company.
Economic profit	See definition under 'Operating and financial review and prospects – Economic profit'.
Embedded value	See definition under 'Operating and financial review and prospects – Critical accounting policies'.
Endowment mortgage	An interest-only mortgage to be repaid by the proceeds of an endowment insurance policy which is assigned to the lender providing the mortgage. The sum insured, which is payable on maturity or upon the death of the policyholder, is used to repay the mortgage.
Fees and commissions payable	Fees and commissions expense.
Fees and commissions receivable	Fees and commissions income.
Finance lease	Capital lease.
Freehold	Ownership with absolute rights in perpetuity.
Guaranteed annuity option	See 'Operating and financial review and prospects – With-profits options and guarantees'.
Hire purchase	See 'Description of business – Business and activities – Wholesale and International Banking – Asset finance'.
Interchange	System allowing customers of different Automatic Teller Machine (ATM) operators to use any ATM that is part of the system.
Interest payable	Interest expense.
Interest receivable	Interest income.
ISA	Individual Savings Account.
Leasehold	Land or property which is rented from the owner for a specified term under a lease. At the expiry of the term the land or property reverts back to the owner.
Lien	Under UK law, a right to retain possession pending payment.
Life assurance	Life insurance.
Loan capital	Long-term debt.
Members	Shareholders.
Memorandum and articles of association	Articles and bylaws.
National Insurance	A form of taxation payable in the UK by employees, employers and the self-employed, used to fund benefits at the national level including state pensions, medical benefits through the National Health Service (NHS), unemployment and maternity. It is part of the UK's national social security system and ultimately controlled by the Department of Social Security.
Nominal value	Par value.
One-off	Non-recurring.
Ordinary shares	Common stock.

Glossary

Term used	US equivalent or brief description
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer's current account.
Premises	Real estate.
Profit and loss account	Income statement.
Profit and loss account reserve	Retained earnings.
Provisions	Reserves.
Regular premium	Premiums which are payable throughout the duration of a policy or for some shorter fixed period.
Reinsurance	The insuring again by an insurer of the whole or part of a risk that it has already insured with another insurer called a reinsurer.
Share capital	Capital stock.
Shareholders' funds	Stockholders' equity.
Share premium account	Additional paid-in capital.
Shares in issue	Shares outstanding.
Single premium	A premium in relation to an insurance policy payable once at the commencement of the policy.
Tangible fixed assets	Property and equipment.
Undistributable reserves	Restricted surplus.
Unit trust	Mutual fund.
VaR	Value at Risk, see definition under 'Operating and financial review and prospects – Risk management – Market risk – Measurement – Trading value at risk (VaR)'.
VcV	Variance/covariance methodology, see definition under 'Operating and financial review and prospects – Risk management – Market risk – Measurement – Trading value at risk (VaR)'.
Weighted sales	The sum of regular premiums plus one-tenth of single premiums paid by customers on life insurance, pensions and unit trusts.
With-profits sub-fund	See 'Description of business – Business and activities – Insurance and Investments – Life assurance, pensions and investments'.

Reference information for shareholders

Analysis of shareholders

at 31 December 2003

Size of shareholding	Shareholders		Number of ordinary shares	
	Number	%	Millions	%
1 – 99	69,278	7.12	2.3	0.04
100 – 499	438,388	45.03	147.7	2.64
500 – 999	292,390	30.03	188.6	3.37
1,000 – 4,999	136,881	14.06	266.7	4.77
5,000 – 9,999	19,895	2.05	135.7	2.42
10,000 – 49,999	14,237	1.46	255.5	4.57
50,000 – 99,999	819	0.08	55.7	1.00
100,000 – 999,999	1,176	0.12	396.5	7.09
1,000,000 and over	507	0.05	4,144.9	74.10
	973,571	100.00	5,593.6*	100.00

* Includes 741 million shares (13.3%) registered in the names of some 867,000 individuals. 216 million shares (3.86%) are held by over 65,000 staff and Group pensioners, or on their behalf by the trustee of the staff profit sharing schemes or by the trustee of the staff incentive plan.

Substantial shareholdings
At the date of this report notifications had been received that Legal & General Investment Management Limited and Barclays PLC had interests of 3% and 3.03%, respectively, of the nominal value of the issued share capital. No other notification has been received that anyone has an interest in 3% or more of the nominal value of the issued share capital.

Share price information
In addition to information published in the financial pages of the press, the latest price of Lloyds TSB shares on the London Stock Exchange can be obtained by telephoning 0906 8771515. These telephone calls are charged at 60p per minute, including VAT, or visit www.londonstockexchange.com for details.

Share dealing facilities
The company provides a range of share dealing facilities for the purchase and sale of Lloyds TSB shares.

A postal dealing service is available through Lloyds TSB Registrars. The current rate for both purchases and sales is 0.75%, no minimum. For full details please contact Lloyds TSB Registrars. Telephone 0870 2424244.

A telephone dealing service is available through Lloyds TSB Stockbrokers. The current rate for both purchases and sales is 0.75% minimum £18.50, maximum £75 for transactions up to £75,000. For full details please contact Lloyds TSB Stockbrokers. Telephone 0845 7888100.

An internet sales service is available through Lloyds TSB Registrars. The current rate for sales is 0.5%, minimum £17.50. Log on to www.shareview.co.uk/dealing for full details.

American Depositary Receipts (ADRs)
Lloyds TSB shares are traded in the USA through an NYSE-listed sponsored ADR facility, with The Bank of New York as the depositary. The ADRs are traded on the New York Stock Exchange under the symbol LYG. The CUSIP number is 539439109 and the ratio of ADRs to ordinary shares is 1:4. For details please contact The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258. Telephone (1) 888 BNY ADRS (US toll free), international callers (1) 610 382 7836. Visit www.adrbny.com or email shareowners@bankofny.com for details.

Individual Savings Accounts (ISAs)
The company provides a facility for investing in Lloyds TSB shares through an ISA. For details please contact Lloyds TSB Private Banking ISAs, Freepost, PO Box 249, Haywards Heath, West Sussex RH16 3ZU. Telephone 0845 7418418.

The community and our business
Information about the Group's role in the community and copies of the Group's code of business conduct and its environmental report may be obtained by writing to 'Corporate Responsibility', Lloyds TSB Group plc, 25 Gresham Street, London EC2V 7HN. This information is also available on the Group's website.

The Better Payment Practice Code
A copy of the code and information about it may be obtained from the DTI Publications Orderline 0870 1502500, quoting ref URN 04/606. Alternatively, log on to www.payontime.co.uk for details.

Shareholder enquiries
The company's share register is maintained by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone 0870 6003990; textphone 0870 6003950. Please contact them if you have enquiries about your Lloyds TSB shareholding, including those concerning the following matters:

- change of name or address
- loss of share certificate, dividend warrant or tax voucher
- to obtain a form for dividends to be paid directly to your bank or building society account (tax vouchers will still be sent to your registered address unless you request otherwise)
- to obtain details of the dividend reinvestment plan which enables you to use your cash dividends to buy Lloyds TSB shares in the market
- request for copies of the report and accounts in alternative formats for shareholders with disabilities.

Lloyds TSB Registrars operates a web based enquiry and portfolio management service for shareholders. Visit www.shareview.co.uk for details.

Financial calendar 2004

8 March
Results for 2003 announced

17 March
Ex-dividend date for 2003 final dividend

19 March
Record date for final dividend

7 April
Final date for joining or leaving the dividend reinvestment plan for the final dividend

5 May
Final dividend paid

21 May
Annual general meeting in Glasgow

30 July
Results for half-year to 30 June 2004 announced

11 August
Ex-dividend date for 2004 interim dividend

13 August
Record date for interim dividend

8 September
Final date for joining or leaving the dividend reinvestment plan for the interim dividend

6 October
Interim dividend paid

Head office
25 Gresham Street
London EC2V 7HN
Telephone +44 (0)20 7626 1500

Registered office
Henry Duncan House
120 George Street
Edinburgh EH2 4LH
Registered in Scotland no 95000

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Internet
www.lloydstsb.com

The information about Lloyds TSB Stockbrokers' services is approved by Lloyds TSB Stockbrokers Limited, which is a member of the London Stock Exchange and is authorised and regulated by the Financial Service Authority.

Designed by Starling Design/The Team. Printed in the UK by Royle Corporate Print. This document



Annual Review **2003**


Can my business succeed?
We serve our business customers in the UK with dedicated relationship managers in over 500 locations

Profit before tax

By main businesses

	2003 £ million	2002* £ million
UK Retail Banking and Mortgages	**1,021**	1,008
Insurance and Investments	**1,094**	1,230
Wholesale and International Banking	**1,330**	1,264
Central group items	**(65)**	4
Profit before tax, excluding changes in economic assumptions, investment variance and profit on sale of businesses	**3,380**	3,506
Changes in economic assumptions†	**(22)**	55
Investment variance†	**125**	(943)
Profit on sale of businesses†	**865**	–
Profit before tax	**4,348**	2,618
Earnings per share	**58.3p**	32.1p

* Restated to reflect a change in accounting policy following the issue of new accounting guidance in Urgent Issues Task Force Abstracts 37 'Purchases and sales of own shares' and 38 'Accounting for ESOP trusts', the reclassification of Business Banking earnings from UK Retail Banking and Mortgages to Wholesale and International Banking, and changes in internal transfer pricing arrangements. The Lloyds TSB Group has also changed its accounting policy relating to the deferral of certain expenses incurred in connection with the acquisition of new asset finance and unit trust business. These costs are now charged to the profit and loss account as incurred, rather than over the expected life of the related transactions.

† Changes in economic assumptions and investment variance relate to Insurance and Investments, profit on sale of businesses relates to Wholesale and International Banking.

Presentation of results

In order to provide a clearer representation of the underlying performance of the Group, the results of the Group's life and pensions business include investment earnings calculated using longer-term investment rates of return and annual management charges based on unsmoothed fund values. The difference between the normalised investment earnings and the actual return ('the investment variance') together with the impact of changes in the economic assumptions used in the embedded value calculation have been separately analysed and a reconciliation to the Group's profit before tax is given on this page.

This annual review, including the summary financial statement on pages 10, 11 and 13, does not contain sufficient information to allow as full an understanding of the results and state of affairs of Lloyds TSB Group as would be provided by the full report and accounts. Shareholders who would like more detailed information may obtain a copy of the full report and accounts, free of charge, by completing the request form which accompanies this review.



We offer RouteMap, a unique business development programme, to our business customers



Pre-tax profits in Lloyds TSB Asset Finance increased by 145 per cent to £162 million in 2003



Record levels of new acquisition finance deals and commitments were achieved in 2003



Lloyds TSB Registrars' share of the registration market for FTSE 100 companies in 2003 was 59 per cent

The businesses of Lloyds TSB

Dividends per share (pence)



26.6
30.6
33.7
34.2
34.2
1999
2000
2001
2002
2003

Final dividend

A final dividend of 23.5p per share will be paid on 5 May 2004. This makes a total dividend for 2003 of 34.2p, (2002: 34.2p).

The group

Lloyds TSB is a leading UK-based financial services group, whose businesses provide a comprehensive range of banking and financial services in the UK and overseas. At the end of 2003 total group assets were £252 billion and there were over 71,000 employees. Market capitalisation was £25.1 billion.

The main businesses and activities of the Group during 2003 are described below:

UK Retail Banking and Mortgages

A full range of banking and financial services to some 15 million personal customers through more than 2,200 branches throughout the UK, as well as telephone and internet banking services. Cheltenham & Gloucester is the Group's specialist residential mortgage provider, selling its products through branches of C&G and Lloyds TSB Bank in England and Wales, as well as through the telephone, internet and postal service, C&G TeleDirect. The Group is the third largest mortgage lender in the UK, with a market share of 9.2 per cent. Pre-tax profit from UK Retail Banking and Mortgages was £1,021 million.

Insurance and Investments

Scottish Widows is the Group's specialist provider of life assurance, pensions and investment products, distributed through the Lloyds TSB branch network, through independent financial advisors and directly via the telephone and the internet. Insurance and Investments also includes general insurance underwriting and broking, and fund management. Operating profit was £1,094 million.

Wholesale and International Banking

Banking, treasury, large value lease finance, long-term agricultural finance, share registration, venture capital, and other related services for major UK and multinational companies, banks and financial institutions, and small and medium-sized UK businesses; Lloyds TSB Asset Finance; and banking and financial services overseas in three main areas: The Americas, New Zealand, and Europe and Offshore Banking. Profit before tax, excluding profit on sale of businesses, from Wholesale and International Banking was £1,330 million.

Forward looking statements

This document contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation or regulatory actions, changes in customer preferences, competition and other factors. Please refer to the Annual Report on Form 20-F of Lloyds TSB Group filed with the US Securities and Exchange Commission for a discussion of such factors.



What about household insurance?

We are a market leader in the distribution of household insurance in the UK

Chairman's statement



Maarten van den Bergh

2003 has been a year of considerable change for the Lloyds TSB Group. We have refocused our strategic direction, to concentrate on our core businesses, and put in place many of the building blocks for profitable franchise growth in 2004 and beyond. One of the significant challenges that we face is that growth in the financial services industry is expected to slow over the next couple of years. This means that for us to grow profitably we will need to win a greater share of new and existing customers' business. To do this we are placing much greater emphasis on developing our relationship management skills in each of the Lloyds TSB Group's businesses, so we better understand and meet our customers' needs and create more value for them than our competitors can. At the same time, we continue to improve our products and services and build on the progress we have made in 2003.

Economic outlook

We expect economic growth in the UK to strengthen in 2004, helped by a recovery in the global economy. The UK's manufacturing sector has had a difficult last few years but is now emerging from recession and that should continue this year, boosting the overall UK economy. This, we believe, will create a better balance to UK economic growth, which has been led by consumer spending for some years. The recent buoyant growth in mortgage and consumer credit markets may ease back to more normal levels in 2004 as the combined effect of higher interest rates and slower growth in personal disposable incomes lowers demand. The expected overall strengthening in UK economic growth is likely to lead to higher interest rates but, whilst inflation remains low, only a modest increase is expected. Over the next few years the financial services industry will face significant challenges as a result of the continuing burden of European and UK regulation. Some of this is potentially very damaging to the competitiveness of the UK financial services sector.

Results

The Lloyds TSB Group has delivered a satisfactory performance in 2003. This has been achieved as a result of growth in our income, through building stronger relationships with our customers whilst at



Scottish Widows' share of the UK life and pensions market grew to 5.7 per cent in 2003



The Group has over 9 million personal lines general insurance policies in force



Scottish Widows is one of the most strongly capitalised life companies in the UK



In the 2003 IFA Service Awards, Scottish Widows achieved 5-star ratings in all categories

the same time maintaining strict cost control. A number of actions have also been taken to reduce risk and earnings volatility. We also made good progress in 2003 in enhancing overall customer service, supported by the introduction of new products and improved processes.

Capital and dividend

Lloyds TSB Group's capital ratios improved significantly during 2003, partly as a result of gains on business disposals, and the Group continues to generate strong cash flows from its banking operations. Lloyds TSB Bank remains one of the most profitable major banks in the world and is one of only two large commercially owned banks in the world, and the only UK bank, to have a 'triple A' rating from Moody's.

The Lloyds TSB Group's capital management policy is focused on optimising value for shareholders. There is a clear focus on delivering organic growth and expected capital retentions are sufficient to support planned levels of growth. However, we also wish to maintain the flexibility to make value enhancing 'in market' acquisitions such as the recent acquisition of the Goldfish credit card and personal loan businesses, asset finance businesses and Chartered Trust. At this stage, therefore, the board has decided not to implement a share buyback programme but will, of course, continue to keep all options for the utilisation of capital under review.

The board has decided to maintain the final dividend at 23.5p per share to make a total for the year of 34.2p (2002: 34.2p). The board continues to recognise the importance attached by shareholders to the Group's dividend which in 2003 represented a dividend yield of 7.6 per cent, calculated using the 31 December 2003 share price of 448p.

Our people

Our people are the key to our success. To support our objective to become a consistently high performance organisation, every one of our staff needs to know what they can do to be more successful. Our staff have played a very important role in the implementation of many positive changes during 2003, and I thank them for their continuing support. During 2003 we have made great strides in embedding, via a balanced scorecard approach to performance management, greater clarity and accountability for performance in each business and, in doing so, have devolved greater decision making and responsibility from the Group centre to our managers nearer to the customer.

The quality of our delivery is also vital. Excellent execution is one of the key attributes that distinguishes successful companies over time and high quality delivery will ensure we improve our relationships with our customers. By ensuring that we put our customers at the heart of everything that we do, we can create better and deeper long-term relationships and ensure that our future growth is profitable and sustainable, thereby maximising value for our shareholders.

Board changes

In May 2003, we welcomed Wolfgang Berndt and Angela Knight to the board as non-executive directors. We are also pleased that Helen Weir will join us on 26 April 2004 as group finance director. Two executive directors, Mike Ross and Philip Hampton, left the board in September 2003 and January 2004 respectively. Lord Selborne, a non-executive director, will be leaving the board at the annual general meeting. We thank them all for their contribution to the Group.

Realising our potential

Our key objective is to build strong customer franchises, and the guiding financial principle will be measuring and managing on economic profit growth. The result, we believe, will be top quartile shareholder return. In 2003, we have changed the strategic direction of the Lloyds TSB Group to improve our focus on our core customer franchises and to build sustainable competitive positions. The Group has also significantly strengthened its management team with a number of senior executive appointments to support the implementation of the new strategy. As a result, I believe Lloyds TSB Group has a real opportunity to reap the rewards of the very substantial efforts made by everyone in 2003, and thereby to realise the Lloyds TSB Group's full potential.

Maarten van den Bergh
Chairman
5 March 2004


Do your banking products meet my needs?
Lloyds TSB continues to improve its products and services. Over 800,000 new customers joined the bank in 2003

Group chief executive's review



Eric Daniels

Lloyds TSB Group's headline results in 2003 showed a 66 per cent rise in profit before tax to £4,348 million, compared to £2,618 million in 2002. This increase does not appropriately reflect our performance, as it was, in large part, the result of the strategic repositioning of our business portfolio and the greater stability in global financial markets. Excluding the profit on the sale of businesses, investment variance and changes in economic assumptions, the Lloyds TSB Group's profit before tax was down 4 per cent, or £126 million, to £3,380 million. On the same basis, profit before tax increased by 3 per cent in the second half of 2003, compared to the first half of the year, supported by improvements in each of the main business units.

When viewing our trading performance for the year, a number of other factors need to be taken into account to allow for a better understanding and comparison with 2002. In particular, the reduction of £131 million in the Lloyds TSB Group's pension scheme related income, and the introduction of the Competition Commission's remedies for small and medium-sized enterprises which reduced profit before tax by £174 million in 2003.

Whilst it is important to recognise that these are ongoing parts of the business, the year-on-year comparison excluding these factors shows earnings growth, with a modest income uplift and continued tight control over expenses. Growth in income was supported by good quality growth in customer lending and deposits which, excluding the impact of disposals, grew by 10 per cent and 6 per cent respectively. The rate of decline in the net interest margin has slowed, despite intense competition within the UK financial services market, as we improved the mix of assets. The Group net interest margin in 2003 was 3.04 per cent, compared with 3.20 per cent in 2002, and we continue to budget for further gradual product margin erosion.

Our cost performance reflected good progress in a number of efficiency related initiatives, together with a reduction of some 1,200 in total staffing, after allowing for the acquisition and disposal of businesses. Provisions for bad and doubtful debts reduced by 8 per cent, as a result of lower



Net new mortgage lending in 2003 was a record £8.3 billion



Credit card balances grew by 36 per cent to £6.7 billion



In Retail Banking, current and savings account deposits increased by 10 per cent



Over 4 million customers have chosen accounts from our added value current account range

charges in the corporate and international businesses. Asset quality across the Lloyds TSB Group remains strong and total non-performing lending reduced by 14 per cent during the year, partly as a result of business disposals. Our return on equity, excluding disposal gains, investment variance and changes in economic assumptions, was 27.4 per cent.

Management priorities

In 2003, the management team set a series of priorities to guide the Lloyds TSB Group and provide a framework to build the franchise. The three key themes are:

- to actively manage the portfolio of businesses and to reduce risk and earnings volatility,
- to maintain and build profitability, and,
- to position the Group to deliver profitable growth from within our retail and corporate customer franchises.

The key achievements against these priorities are summarised below.

Managing the business portfolio

During the year, we reviewed the strategic options for a number of our businesses. The criteria used in our evaluation process were the strategic fit with the Lloyds TSB Group and the prospects for long-term economic profit growth. As a result of the review, we sold The National Bank of New Zealand, substantially all of our businesses in Brazil and our French operations. We have also announced the sale of our Central American businesses, pending approval from the regulatory authorities.
Our emerging markets debt portfolio, which totalled £1.1 billion at the end of 2002, was also sold. We have removed significant earnings volatility and are now more focused on our core franchises, and are confident the quality of our future earnings will improve.

In our life assurance business, we continue to keep close control over earnings risk and have put plans in place to deliver capital efficient growth.

In 2003, we implemented a new risk infrastructure across all our business units and maintained tight control over our risk positions and credit quality, which is in part reflected in our lower charge for bad and doubtful debts and reduced levels of non-performing lending.

We have also put in place new sales management processes and incentive plans designed to guide the organisation to build deep, long-term customer relationships, and to underpin our commitment to treating our customers fairly. We are determined to avoid future lapses in our sales processes which, in the first half of 2003, required us to raise a £300 million provision to provide redress to customers.

Maintaining and building profitability

Our key financial measures of performance are economic profit growth and return on economic equity. During 2003, the Lloyds TSB Group delivered an economic profit increase of 4 per cent and maintained a high post-tax return on equity, excluding disposal gains, investment variance and changes in economic assumptions at 27.4 per cent.

In 2003, we established an increased focus on economic capital management, supported by the introduction of a more rigorous, Basel 2 compliant, equity attribution model.
This has changed the way we allocate capital, and has been reflected in the mix of our balance sheet growth during 2003. We have seen good growth in consumer lending and a reduction in our portfolio of finer margin loans and debt securities. The improvement in our mix of assets has supported an increase in the Group's net interest margin in the fourth quarter of the year.

In line with our plans to maximise the use of our capital resources, we have reviewed the performance of our life, pensions and investments product portfolio. The new business margin rose from 19.3 per cent to 21.6 per cent whilst growing market share from 5.2 per cent to 5.7 per cent. Scottish Widows remains one of the most strongly capitalised life assurance companies in the UK and is on track to pay a 2004 dividend to Lloyds TSB. During the year Scottish Widows' free asset ratio, a key measure of life assurance companies' financial strength, increased to an estimated 13.5 per cent, from 12.2 per cent in 2002.

Cost control continues to have high priority throughout the Lloyds TSB Group. The increasing use of straight through processing, and our introduction of a Sigma approach to quality, currently covering almost 30 per cent of our transactions, has started to improve our cost effectiveness and customer service levels. We intend to extend this programme over the next year. We have also embarked on a programme of outsourcing a number of our processing and back office operations.

Positioning the Lloyds TSB Group for growth

The Lloyds TSB Group's principal focus is on growth from within the franchise. Our objective is to build valuable long-term relationships with customers in both the retail and corporate markets. We will, however, continue to review opportunities for 'in-market' purchases, such as the successful acquisition of Goldfish. The Lloyds TSB Group's capital position has strengthened considerably during 2003, providing the capital flexibility to make value creating acquisitions to support this focus on organic growth.

The emphasis on developing the core franchise has resulted in a robust performance in UK Retail Banking and Mortgages in 2003, with profit before tax increasing by 21 per cent as revenues increased by 9 per cent whilst costs were held flat, excluding the customer redress provision of £200 million.



Is the website worth a visit? LloydsTSB.com is one of the most visited financial websites in Europe **(2.4 million registered customers)**

There has been strong balance growth in many key areas, particularly credit cards, up 18 per cent, and personal loans, up 9 per cent, excluding the Goldfish acquisition, retail banking current accounts, savings and investments, up 10 per cent, and mortgages, up 13 per cent. Over 1.8 million customers have benefited from the roll out of enhanced relationship management offers, Premier and Privilege, that have begun to have a positive impact on income generation and customer loyalty.

In our mortgage business, we increased our outstanding balances but our share of net new lending fell in the second half of 2003, given the uneconomic nature of some products. Product sales via the internet distribution channel continue to grow rapidly with an average of more than 70,000 product sales per month, up 80 per cent on 2002. This reflects the successful development of our multi-channel distribution strategy. Overall, sales from direct channels amounted to nearly 40 per cent of total retail banking sales in 2003, representing a significant increase over the prior year.

Scottish Widows has made good market share gains in the UK life and pensions market, particularly through the Independent Financial Advisor distribution channel, with new business contribution up by 13 per cent and the margin on new business increasing significantly, following the focus on the distribution of more profitable and capital efficient products.

Work is also underway to improve the overall performance through our branch channels. Profitability from existing business fell, largely as a result of changes in actuarial assumptions. Our general insurance business continued to perform well with good income growth in the home insurance market.

In Wholesale and International Banking, positive results are emerging from the improved co-ordination between our Corporate and Financial Markets businesses. There was an uplift in foreign exchange and interest rate management product sales to Corporate customers in the second half of 2003, and the pipeline for new business continues to expand.

Even after absorbing the £174 million reduction in income as a result of the Competition Commission's SME ruling and excluding the £865 million profit on sale of businesses, profit before tax in Wholesale and International Banking grew 5 per cent during 2003.

Looking forward

During 2003 we have made good progress both strategically and financially. We have brought a sharper focus on maintaining and building profitability and we are beginning to deliver growth in our substantial retail and corporate customer franchises. We remain confident of delivering further improved performance by the second half of 2004.

Finally, I would like to extend my thanks to our staff for their commitment and support and, in particular, their desire to serve our customers. The positive way in which they have embraced the change programme lends further confidence to my belief that we will grow our business in line with our expectations.

J Eric Daniels
Group Chief Executive
5 March 2004



A network of over 2,200 branches in the UK



One of the largest telephone banking operations in Europe



Our customers can access and manage their accounts online in real-time, 365 days a year



Internet product sales increased by 80 per cent during 2003

The community and our business

As one of the UK's leading financial services companies, Lloyds TSB believes that business success should go hand-in-hand with corporate citizenship. This commitment is demonstrated by our position as one of the UK's largest corporate givers; our award-winning policies in the fields of employee relations, training and development, diversity and financial inclusion; as well as our role in leading innovation in the management of change and environmental risk. However, our commitment also involves the day-to-day business of listening to and serving all our stakeholders, because good corporate citizenship is an essential part of building a successful business.

In support of the community we serve as a business, the four independent Lloyds TSB Foundations will receive £31 million in 2004 to distribute to grassroots charities throughout the UK, which focus on improving the lives of disabled and disadvantaged people. The Foundations receive 1 per cent of the Group's pre-tax profits adjusted for certain items, averaged over three years, instead of the dividend on their shareholding.

Thousands of our employees are committed to good causes. In 2003, £1.3 million was set aside by the trustees of the Lloyds TSB Foundations to match money raised and time given by our employees to charities that meet the Foundations' broad grant-giving criteria. And over £1 million was raised for Help the Hospices, our charity of the year. Ten winners of the Lloyds TSB Group's 2003 Community Awards scheme each received a £1,000 cheque for their nominated organisation.

More than £50 million was spent on training and development in 2003. The University for Lloyds TSB (UfLTSB) provided over 71,000 face-to-face training days, in excess of 26,000 places on residential training courses, and a Group-wide network of more than 2,000 multimedia training PCs giving local access to a range of learning materials supplementing internet and intranet sites. 2.4 million hits were received on the UfLTSB intranet site in 2003 compared with 1.8 million in 2002.

Training and development are integral to improving the performance of our people. And we seek to recognise that performance with a competitive range of salaries and an innovative benefits package. *Flavours* is our response to changes in the rules governing taxable benefits for employees and comprises cash allowances, life and medical insurance, redemption vouchers, flexible benefits, an opportunity to share in the Lloyds TSB Group's profit through share schemes and an ability to obtain free company shares. Over 84,000 products have now been selected by our employees and *Flavours* received Employee Benefits magazine's most successful new benefits launch award in 2003.

By encouraging diversity in our workforce, we are better able to serve the community in which our business is rooted. With more women, ethnic minority and disabled employees, and their increasing representation at management level, we can ensure that we leverage the best available talent for our business.

All the evidence shows that these policies and practices, more fully described in our corporate social responsibility report, *The Community & our Business*, are fundamental to creating employee motivation and performance, customer satisfaction and loyalty, community endorsement and appreciation, and supplier commitment. And all, of course, lead directly to long-term value creation for shareholders.

Cumulative distribution to the Lloyds TSB Foundations (£m)


13
35
61
92
127
163
197
228
1996
1997
1998
1999
2000
2001
2002
2003

Summary consolidated profit and loss account

for the year ended 31 December 2003

	Continuing operations 2003 £ million	Discontinued operations 2003 £ million	Total 2003 £ million	2002* £ million
Net interest income	4,744	511	5,255	5,171
Other finance income	34	–	34	165
Other income	4,477	142	4,619	3,551
Total income	9,255	653	9,908	8,887
Operating expenses	4,901	272	5,173	4,913
Trading surplus	4,354	381	4,735	3,974
General insurance claims	236	–	236	229
Provisions for bad and doubtful debts	887	63	950	1,029
Amounts written off fixed asset investments	44	–	44	87
Operating profit	3,187	318	3,505	2,629
Share of results of joint ventures	(22)	–	(22)	(11)
Profit on sale of businesses	–	865	865	–
Profit on ordinary activities before tax	3,165	1,183	4,348	2,618
Tax on profit on ordinary activities			1,025	766
Profit on ordinary activities after tax			3,323	1,852
Minority interests			69	62
Profit for the year attributable to shareholders			3,254	1,790
Dividends			1,911	1,908
Profit (loss) for the year			1,343	(118)
Earnings per share			58.3p	32.1p
Diluted earnings per share			58.1p	32.0p

	£000	£000
Directors' emoluments	7,045	5,864

* Figures for 2002 have been restated to reflect the implementation of UITF 37, 'Purchases and sales of own shares' and UITF 38, 'Accounting for ESOP trusts'; and the change in treatment of certain deferred acquisition costs.

Summary consolidated balance sheet

at 31 December 2003

	2003 £ million	2002* £ million
Assets		
Cash and liquid funds	**1,734**	3,549
Loans and advances to banks	**15,547**	17,529
Loans and advances to customers	**135,251**	134,474
Investments	**29,181**	29,565
Intangible fixed assets	**2,513**	2,634
Tangible fixed assets	**3,918**	4,096
Other assets†	**7,309**	9,283
Long-term assurance business attributable to the shareholder	**6,481**	6,213
	201,934	207,343
Long-term assurance assets attributable to policyholders	**50,078**	45,218
	252,012	252,561
Liabilities		
Deposits by banks	**23,955**	25,443
Customer accounts	**116,496**	116,334
Debt securities in issue	**25,922**	30,255
Other liabilities†	**14,756**	16,469
Subordinated liabilities (loan capital)	**10,454**	10,168
Minority interests	**727**	731
Shareholders' funds (equity)	**9,624**	7,943
	201,934	207,343
Long-term assurance liabilities to policyholders	**50,078**	45,218
	252,012	252,561
Memorandum items††		
Contingent liabilities	**9,025**	10,346
Commitments	**79,335**	64,504

* Restated, see page 10.

† Other assets and other liabilities comprise mainly foreign exchange and interest rate contracts, post-retirement benefit liabilities and items in course of transmission.

†† Contingent liabilities comprise mainly guarantees; commitments include undrawn formal standby facilities, credit lines and other commitments to lend.

The summary financial statement on pages 10, 11 and 13 was approved by the directors on 5 March 2004.

M A van den Bergh	**J E Daniels**	**M E Fairey**
Chairman	*Group Chief Executive*	*Deputy Group Chief Executive*

Five year financial summary

	2003	2002*	2001*	2000*	1999*
Results £m					
Profit before tax	**4,348**	2,618	3,167	3,791	3,477
Profit after tax	**3,323**	1,852	2,290	2,707	2,394
Profit attributable to shareholders	**3,254**	1,790	2,233	2,658	2,388
Economic profit	**2,493**	830	1,123	1,528	1,471
Share information					
Earnings per share	**58.3p**	32.1p	40.4p	48.4p	43.9p
Dividends per share (net)	**34.2p**	34.2p	33.7p	30.6p	26.6p
Market price (year-end)	**448p**	446p	746p	708p	774p
Net assets per share	**170p**	140p	183p	213p	212p
Number of shareholders (thousands)	**974**	973	981	1,026	1,024
Average shares in issue (millions)	**5,581**	5,570	5,533	5,487	5,445
Performance measures %					
Post-tax return on average shareholders' equity	**38.5**	16.8	18.1	21.2	23.4
Post-tax return on average assets†	**1.57**	0.93	1.28	1.68	1.60
Post-tax return on average risk-weighted assets†	**2.63**	1.62	2.26	3.08	2.88
Efficiency ratio	**52.2**	55.3	53.7	48.7	47.3
Balance sheet £m					
Shareholders' equity	**9,624**	7,943	10,326	11,877	11,755
Assets†	**201,934**	207,343	189,317	169,495	153,104
Total assets	**252,012**	252,561	235,501	220,383	179,646
Risk asset ratio: total capital (%)	**11.3**	9.6	8.8	8.6	14.9
tier 1 capital (%)	**9.5**	7.7	7.7	7.9	9.9

* Restated, see page 10.

† Assets exclude long-term assurance assets attributable to policyholders.

Directors' report

Summary directors' report

An interim dividend of 10.7p per ordinary share was paid on 8 October 2003 and a final dividend of 23.5p per ordinary share will be paid on 5 May 2004.

The company is a holding company and its subsidiaries provide a wide range of banking and financial services through branches and offices in the UK and overseas.

During the year the Group sold a number of businesses overseas, including all of its New Zealand operations, its French fund management and private banking businesses and substantially all of its Brazilian business.

A review of the business and an indication of future developments are given on pages 3 to 9.

Biographical details of directors are shown on pages 14 and 15. Mr Atkinson, Mr Butler, Miss Forbes and Mr Moore left the board at the annual general meeting in 2003. Mr Ellwood retired on 31 May 2003 and Mr Ross and Mr Hampton left the board on 30 September 2003 and 12 January 2004, respectively. The Earl of Selborne will retire at the annual general meeting in 2004.

Mr Targett joined the board on 10 March 2003 and was elected at the annual general meeting on 16 April 2003.

Dr Berndt and Mrs Knight joined the board on 1 May 2003, Mr Ayliffe's appointment was effective from 1 June 2003 and Mrs Weir joins the board on 26 April 2004. In accordance with the articles of association, they offer themselves for election at the annual general meeting.

Also in accordance with the articles of association Mr Brown, Mr Daniels, Mr Pritchard and Mr van den Bergh retire at the annual general meeting and offer themselves for re-election.

Particulars of the directors' interests in shares in the company are shown in the full report and accounts.

Directors' remuneration

Full details of the Group's future remuneration policy for directors as well as details of remuneration earned by directors in 2003 can be found in the directors' remuneration report within the full report and accounts. These can be accessed through the Group's website at www.investorrelations.lloydstsb.com or a copy can be obtained by completing the request form that accompanies this annual review. Shareholders will be asked to vote to approve the remuneration report at the forthcoming annual general meeting.

In accordance with recent legislation, summaries of selected sections from the remuneration report have also been included in this review.

Summary of directors' remuneration policy

The Group aims to ensure that the executive directors' remuneration arrangements, in line with the Group's overall practice on pay and benefits, are competitive and designed to attract, retain and motivate executive directors of the highest calibre. Account is taken of information, from internal and independent sources, on the remuneration for comparable positions in a wide range of FTSE 100 companies. The strategy for executive pay is, generally, for basic salaries to reflect the relevant market median, and total direct compensation (basic salary, annual incentives and the value of long-term incentives) to be at the upper quartile of the market place, for upper quartile performance. This strategy is consistent with the Group's belief that performance should determine a significant proportion of the total remuneration package for executive directors.

The current package for executive directors comprises basic salary, a bonus receivable under the annual incentive scheme, share options which are exercisable only if challenging performance conditions are satisfied and a pension based on either salary and length of service with the Group, with a maximum pension of two thirds of final salary, or defined contributions, where the final entitlement will depend on their contribution and the final value of the fund. Newly appointed executive directors' pensions are based on defined contributions. Directors may also participate in the staff share incentive plan and 'sharesave' option scheme on the same basis as other employees.

The annual bonus opportunity is equal to 100 per cent of salary (125 per cent for Mr Daniels). The overall bonus pot is linked to profit before tax and economic profit. Shareholders are being asked at the annual general meeting to approve a new performance share plan in which directors will be required to defer 50 per cent of their 2004 annual bonus into shares in the Group, known as 'bonus shares' which will be held on behalf of the executive for a period of three years before release. Provided a performance condition (Lloyds TSB total shareholder return against a comparator group) (TSR) (calculated by reference to both dividends and growth in share price) is met and the executive remains in employment, additional shares will be awarded after three years to match the bonus shares. Two matching shares will be awarded for each bonus share if the company is placed first in the comparator group. No shares will be awarded if the company is placed below median. There is no retesting of the conditions. Details of the performance share plan are set out in the accompanying notice of meeting.

Options granted in 2004 will only be exercisable if a performance condition linked to TSR against a comparator group is met. The option is exercisable in full if the company is placed first in the comparator group and the option will lapse if it is placed tenth or below.

Subject to shareholder approval of the performance share plan, from 2005 the maximim limit for the grant of options in any year will be reduced to 3 times salary. This limit will be increased to 4 times salary, but only in exceptional circumstances, for example on the recruitment of a new executive. Options will only be exercisable if a performance condition linked to TSR against a comparator group is met. Options would be exercisable in full if the company is placed fourth or above in the comparator group. It will be exercisable as to 30 per cent if it is placed at median and would lapse below median. There would be no retesting of the performance condition.

The general Group policy is for executive directors to have service agreements with notice periods of no greater than one year, to reflect current corporate governance best practice. It is the Group's policy that where compensation on early termination is due, it should be paid on a phased basis. Non-executive directors' remuneration consists of annual fees for their services as members of the board and board committees. Their remuneration is determined by the board and board fees must be within a total amount determined by the shareholders. Non-executive directors do not have service agreements and there is no provision for them to receive compensation on termination.

Summary of emoluments paid to directors

	2003 £000	2002 £000
Aggregate emoluments paid to directors	**7,045**	5,864
Aggregate gains made by directors on exercise of share options	**295**	9
Aggregate value of assets receivable under long-term incentive schemes	**–**	–
Aggregate company contributions in respect of directors to defined contribution pension schemes	**49**	–
Number of directors with retirement benefits accruing under:		
– defined contribution schemes	**1**	–
– defined benefit schemes	**9**	9

Performance graph

This graph illustrates the performance of Lloyds TSB Group plc and the FTSE 100 index over the past five years. Performance is measured by total shareholder return (share price growth plus dividends).

Comparative TSR


31 Dec 1998
31 Dec 1999
31 Dec 2000
31 Dec 2001
31 Dec 2002
31 Dec 2003
120
100
80
60
40
20
0

Source: Datastream Rebased to 100 on 1 January 1999

Lloyds TSB Group plc — FTSE 100 index

The board

Non-executive directors

Maarten A van den Bergh◆
Chairman
Joined the Group in 2000 as deputy chairman and was appointed chairman in 2001. Joined the Royal Dutch/Shell Group of companies in 1968 and after a number of senior and general management appointments in that group, became group managing director in 1992. Appointed president of Royal Dutch Petroleum Company and vice chairman of the committee of managing directors of the Royal Dutch/Shell Group in 1998 and continued in these roles until 2000. A non-executive director of Royal Dutch Petroleum Company, BT Group and British Airways. Aged 61.

David P Pritchard
Deputy Chairman
Joined TSB Group in 1995 as group treasurer. Seconded to the Securities and Investments Board as head of supervision & standards, markets & exchanges, from 1996 to 1998. Appointed to the board in 1998, as group executive director, Wholesale and International Banking. Retired from executive duties in 2003, when he was appointed deputy chairman. Held senior and general management appointments with Citicorp from 1978 to 1986 and Royal Bank of Canada from 1986 to 1995. A non-executive director of LCH. Clearnet Group. Aged 59.

Wolfgang C G Berndt✠†
Joined the board in 2003. Joined Procter and Gamble in 1967 and held a number of senior and general management appointments in Europe, South America and North America, before retiring in 2001. A non-executive director of Cadbury Schweppes and GfK AG. Chairman of the Institute for the Future. Aged 61.

Ewan Brown CBE FRSE✠**
Chairman of Lloyds TSB Scotland
A director since 1999. A non-executive director of Lloyds TSB Scotland since 1997. Joined Noble Grossart in 1969 and was an executive director of that company until December 2003. Chairman of Transport Initiatives Edinburgh. A non-executive director of John Wood Group, Noble Grossart and Stagecoach Holdings. Aged 61.

Gavin J N Gemmell CBE✠*
Chairman of Scottish Widows
Joined the board in 2002. A non-executive director of Scottish Widows, having been appointed to the board of that company before it became a member of the Lloyds TSB Group. Retired as senior partner of Baillie Gifford in 2001, after 37 years with that firm. A non-executive director of Archangel Informal Investment. Chairman of the court of Heriot-Watt University. Aged 62.

Christopher S Gibson-Smith✠†
A director since 1999. Chairman of National Air Traffic Services and the London Stock Exchange. Joined BP in 1970, serving as managing director from 1997 to 2001, having held senior and general management appointments in the UK, USA, Canada and Europe. A non-executive director of The British Land Company. Aged 58.

DeAnne S Julius CBE✠†§
Joined the board in 2001. Held a number of senior appointments in the UK and USA with the World Bank, Royal Dutch/Shell Group and British Airways, before membership of the Bank of England Monetary Policy Committee from 1997 to 2001. Chaired HM Treasury's banking services consumer codes review group in 2000/1. Chairman of the Royal Institute of International Affairs. A non-executive director of the Bank of England, BP, Serco Group and Roche Holdings SA. Aged 54.

Angela A Knight✠*
Joined the board in 2003. Deputy chairman of Scottish Widows, having been appointed to the board of that company before it became a member of the Lloyds TSB Group. A member of parliament from 1992 to 1997 and Economic Secretary to the Treasury from 1995 to 1997. Chief Executive of the Association of Private Client Investment Managers and Stockbrokers. A non-executive director of LogicaCMG, South East Water and the Port of London Authority. Aged 53.



Christopher Gibson-Smith   Angela Knight   The Earl of Selborne   David Pritchard   Gavin Gemmell   Maarten van den Bergh   DeAnne Julius   Wolfgang Berndt

Executive directors

Sir Tom McKillop▲‡
A director since 1999. Joined ICI in 1969 and held a number of senior and general management appointments before the demerger in 1993, when Zeneca was created. Chief executive of Zeneca Pharmaceuticals from 1994 to 1999 and chief executive of AstraZeneca from 1999. Pro-chancellor of Leicester University. Aged 60.

The Earl of Selborne KBE FRS✢*§
(leaving on 21 May 2004)
A director since 1995, having been a director of Lloyds Bank since 1994. Managing director of The Blackmoor Estate, his family business. Chancellor of Southampton University since 1996. President of the Royal Geographical Society from 1997 to 2000. Aged 63.

* Member of the audit committee
** Chairman of the audit committee
† Member of the remuneration committee
‡ Chairman of the remuneration committee
§ Member of the nomination committee
◆ Chairman of the nomination committee
✢ Independent director
▲ Senior independent director

J Eric Daniels
Group Chief Executive
Joined the board in 2001 as group executive director, UK Retail Banking before his appointment as group chief executive in June 2003. Served with Citibank from 1975 and held a number of senior and general management appointments in the USA, South America and Europe before becoming chief operating officer of Citibank Consumer Bank in 1998. Following the Citibank/Travelers merger in 1998, he was chairman and chief executive officer of Travelers Life and Annuity until 2000. Chairman and chief executive officer of Zona Financiera from 2000 to 2001. Aged 52.

Michael E Fairey
Deputy Group Chief Executive
Joined TSB Group in 1991 and held a number of senior and general management appointments before being appointed to the board in 1997 and deputy group chief executive in 1998. Since January 2004 has also acted as group finance director. Joined Barclays Bank in 1967 and held a number of senior and general management appointments, including managing director of Barclays Direct Lending Services from 1990 to 1991. Aged 55.

Peter G Ayliffe
Group Executive Director, UK Retail Banking
Joined the board in 2003 having previously been managing director Personal Banking since 2000. Held a number of senior and general management appointments in the Lloyds TSB Group since 1985, including three years as branch network director. A non-executive director of Investors in People UK, Visa International Limited and Visa European Union. Served with National Westminster Bank from 1974 to 1985. Aged 51.

Archie G Kane
Group Executive Director, Insurance and Investments
Joined TSB Commercial Holdings in 1986 and held a number of senior and general management appointments in Lloyds TSB Group before being appointed to the board in 2000, as group executive director, IT and Operations. Appointed group executive director, Insurance and Investments in October 2003. After some 10 years in the accountancy profession, joined General Telephone & Electronics Corporation in 1980, serving as finance director in the UK from 1983 to 1985. Aged 51.

Steve C Targett
Group Executive Director, Wholesale and International Banking
Joined the board in 2003. Served with National Australia Bank from 1997, where he held a number of senior and general management appointments in Australia and the UK before becoming chief executive officer, Europe, in 2002. Previously held a number of senior and general management appointments in Cargill, a commodity trading group, from 1980 to 1988, State Bank of South Australia from 1988 to 1991 and ANZ Bank from 1991 to 1997. His early career, between 1972 and 1980, was spent with National Australia Bank. Aged 48.

Helen A Weir
Group Finance Director designate
Joins the board on 26 April 2004. Group finance director of Kingfisher from 2000 to 2004. Previously finance director of B&Q from 1997, having joined that company in 1995, and held a senior position at McKinsey & Co from 1990 to 1995. Began her career at Unilever in 1983. A non-executive director of The City of London Investment Trust. Aged 41.

Company Secretary
Alastair J Michie FCIS FCIBS



Ewan Brown, Sir Tom McKillop, Eric Daniels, Peter Ayliffe, Helen Weir, Archie Kane, Steve Targett, Michael Fairey

Information for shareholders

Auditors' report

The auditors' report on the full accounts for the year ended 31 December 2003 was unqualified and did not include a statement under sections 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanations) of the UK Companies Act 1985.

Auditors' statement to the members of Lloyds TSB Group plc
We have examined the summary financial information on pages 10, 11 and 13.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the annual review. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the annual review with the annual financial statements, directors' report, and directors' remuneration report, and its compliance with the relevant requirements of section 251 of the UK Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the annual review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Our report, including this opinion, has been prepared for and only for the company's members as a body in accordance with Section 251 of the United Kingdom Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board.

Opinion
In our opinion the summary financial information on pages 10, 11 and 13 is consistent with the annual financial statements, directors' report and directors' remuneration report of Lloyds TSB Group plc for the year ended 31 December 2003 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers, LLP,
Chartered Accountants and
Registered Auditors, Southampton.
5 March 2004

Share price information
In addition to information published in the financial pages of the press, the latest price of Lloyds TSB shares on the London Stock Exchange can be obtained by telephoning 0906 8771515. These telephone calls are charged at 60p per minute, including VAT, or visit www.londonstockexchange.com for details.

Share dealing facilities
The company provides a range of share dealing facilities for the purchase and sale of Lloyds TSB shares.

A postal dealing service is available through Lloyds TSB Registrars. The current rate for both purchases and sales is 0.75%, no minimum. For full details please contact Lloyds TSB Registrars. Telephone 0870 2424244.

A telephone dealing service is available through Lloyds TSB Stockbrokers. The current rate for both purchases and sales is 0.75%, minimum £18.50, maximum £75, for transactions up to £75,000. For full details please contact Lloyds TSB Stockbrokers. Telephone 0845 7888100.

An internet sales service is available through Lloyds TSB Registrars. The current rate for sales is 0.5%, minimum £17.50. Log on to www.shareview.co.uk/dealing for full details.

American Depositary Receipts (ADRs)
Lloyds TSB shares are traded in the USA through an NYSE-listed sponsored ADR facility, with The Bank of New York as the depositary. The ADRs are traded on the New York Stock Exchange under the symbol LYG. The CUSIP number is 539439109 and the ratio of ADRs to ordinary shares is 1:4. For details please contact The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258. Telephone (1) 888 BNY ADRS (US toll free), international callers (1) 610 382 7836. Visit www.adrbny.com or email shareowners@bankofny.com for details.

Individual Savings Accounts (ISAs)
The company provides a facility for investing in Lloyds TSB shares through an ISA. For details please contact Lloyds TSB Private Banking ISAs, Freepost, PO Box 249, Haywards Heath, West Sussex RH16 3ZU. Telephone 0845 7418418.

The community and our business
Information about the Group's role in the community and copies of the Group's code of business conduct and its environmental report may be obtained by writing to 'Corporate Responsibility', Lloyds TSB Group plc, 25 Gresham Street, London EC2V 7HN. This information is also available on the Group's website.

Shareholder enquiries
The company's share register is maintained by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone 0870 6003990; textphone 0870 6003950. Please contact them if you have enquiries about your Lloyds TSB shareholding, including those concerning the following matters:

- change of name or address
- loss of share certificate, dividend warrant or tax voucher
- to obtain a form for dividends to be paid directly to your bank or building society account (tax vouchers will still be sent to your registered address unless you request otherwise)
- to obtain details of the dividend reinvestment plan which enables you to use your cash dividends to buy Lloyds TSB shares in the market
- request for copies of the report and accounts in alternative formats for shareholders with disabilities.

Lloyds TSB Registrars operates a web based enquiry and portfolio management service for shareholders. Visit www.shareview.co.uk for details.

Financial calendar 2004

8 March
Results for 2003 announced

17 March
Ex-dividend date for 2003 final dividend

19 March
Record date for final dividend

7 April
Final date for joining or leaving the dividend reinvestment plan for the final dividend

5 May
Final dividend paid

21 May
Annual general meeting in Glasgow

30 July
Results for half-year to 30 June 2004 announced

11 August
Ex-dividend date for 2004 interim dividend

13 August
Record date for interim dividend

8 September
Final date for joining or leaving the dividend reinvestment plan for the interim dividend

6 October
Interim dividend paid

Head office
25 Gresham Street
London EC2V 7HN
Telephone +44 (0)20 7626 1500

Registered office
Henry Duncan House
120 George Street
Edinburgh EH2 4LH
Registered in Scotland no 95000

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Internet
www.lloydstsb.com

The information about Lloyds TSB Stockbrokers' services is approved by Lloyds TSB Stockbrokers Limited, which is a member of the London Stock Exchange and is authorised and regulated by the Financial Services Authority.

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